As filed with the Securities and Exchange Commission on November 20, 2020.

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AbCellera Biologics Inc.

(Exact name of registrant as specified in its charter)

British Columbia	8731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2215 Yukon Street

Vancouver, BC V5Y 0A1

(604) 559-9005

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sam Zucker Deepa M. Rich Mitchell S. Bloom James Xu Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100	Joseph Garcia Blake, Cassels & Graydon LLP 595 Burrard Street, Suite 2600 Vancouver, BC V7X 1L3 Canada (604) 631-3300	Carl L. G. Hansen, Ph.D. Andrew Booth Tryn T. Stimart AbCellera Biologics Inc. 2215 Yukon Street Vancouver, BC V5Y 0A1 Canada (604) 559-9005	Charles S. Kim Kristin VanderPas Divakar Gupta Richard Segal Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Shahir Guindi Trevor Scott Osler, Hoskin & Harcourt LLP Suite 1700, Guinness Tower 1055 West Hastings Street Vancouver, BC V6E 2E9 Canada (778) 785-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common shares, no par value per share	$200,000,000	$21,820

(1)

Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 20, 2020

PRELIMINARY PROSPECTUS

                              Shares

Common Shares

This is the initial public offering of common shares of AbCellera Biologics Inc. We are offering                  of our common shares. Prior to this offering, there has been no public market for our common shares. We anticipate that the initial public offering price per share of our common shares will be between $                 and $                 per share. We have applied to list our common shares on the Nasdaq Global Market under the symbol “ABCL.”

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional                common shares from us at the initial public offering price, less underwriting discounts and commissions.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended and, as such, have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to AbCellera (before expenses)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional disclosure regarding the underwriting discounts and commissions and estimated expenses payable by us.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 , 2020.

Credit Suisse	Stifel	Berenberg	SVB Leerink	BMO Capital Markets

The date of this prospectus is                 , 2020.

You should rely only on the information contained in this document or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Regardless of the time of delivery of this prospectus or of any sale of our common shares, the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                 ,                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars. All references in this prospectus to “$,” “US $,” “dollars” and “USD” mean U.S. dollars. Our consolidated financial statements are presented in U.S. dollars and all references to “$” in our consolidated financial statements mean U.S. dollars. All references to “Canadian dollars” and “CAD $” mean Canadian dollars. Transactions in Canadian dollars are translated to U.S. dollars at exchange rates at the date of such transactions. Period end balances of monetary assets and liabilities in Canadian dollars are translated to U.S. dollars using the period end exchange rate.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. In this prospectus, references to “AbCellera,” the “Company,” “we,” “us,” “our” and similar references refer to AbCellera Biologics Inc. and its wholly owned subsidiaries.

Overview

We believe that the surest path to a better future is through technological advancement and that the new frontier of technology lies at the interface of computation, engineering and biology. Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. We aim to become the centralized operating system for next generation antibody discovery.

Our full-stack, artificial intelligence-, or AI, powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. We believe our technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing our own clinical pipeline of drug candidates, we forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. We empower them to move quickly, reduce cost and tackle the toughest problems in drug development. As of September 30, 2020, we had 94 discovery programs that are either completed, in progress or under contract with 26 partners. As a recent example, in a collaboration with Eli Lilly and Company, or Lilly, we applied our technology stack to co-develop LY-CoV555, a potential antibody therapy to treat and prevent COVID-19. Starting from a single blood sample obtained from a convalescent patient, we and our partners identified a viable antibody drug candidate within three weeks that advanced into clinical testing 90 days after initiation of the program. Lilly progressed into these clinical trials at a greatly accelerated pace as a result of the Coronavirus Treatment Acceleration Program, which is a special emergency program for possible coronavirus therapies created by the U.S. Food and Drug Administration, or FDA, in 2020 to expedite the development of potentially safe and effective life-saving treatments to combat the COVID-19 pandemic. With respect to other or future product candidates, there is no assurance that any of our partners or collaborators will be able to advance a product candidate into clinical development on this timeframe again in the future, or at all. We initiated our partnering program in 2015 and have only had this one program result in clinical milestone payments to us to date and we have not yet had a program receive marketing approval.

Antibodies, which are proteins generated by natural immune systems to fight infection and disease, are amongst the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many others. In 2019, antibody-based therapeutics accounted for over $140.0 billion in sales worldwide and represented five of the top 10 selling therapeutics. The rise of genomics, high-throughput biology and genetic engineering has greatly expanded the opportunity and the ecosystem of innovators working to advance the development of antibody-based therapeutics. There has been a proliferation of biopharmaceutical companies pursuing innovative drug candidate formats and new targets. As new entrants continue to emerge, we believe the total addressable market will continue to expand.

As the field of antibody therapeutics evolves, finding novel antibodies with desired therapeutic properties has become increasingly competitive and demanding. We believe that there are two fundamental problems hindering the discovery and development of next generation antibody-based therapeutics. The first is the state of technology: because of the limitations of legacy discovery approaches, there are many well-validated targets for which suitable antibodies cannot be found. The second is access: most companies are forced to cobble together fragmented solutions and lack the facilities and expertise needed to prosecute their antibody programs. Both of these problems contribute to the rising cost of drug development and delay bringing needed therapies to patients.

Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of steps in the discovery process, including immune repertoire sequencing, or RepSeq, single-cell analysis, AI, and transgenic rodent platforms. We believe we uniquely integrate proprietary technologies that address each of these steps, creating a complete solution for our partners. Over the last eight years, we have developed and assembled technologies that unlock the database of natural antibodies. We are democratizing the industry by providing our partners of all sizes with access to our centralized operating system.

As depicted in Figure 1 below, our technology stack is a chain of interlocking technologies that is designed to enable the identification of antibodies with desired therapeutic properties.

Figure 1: Our Technology Stack

Some notable technologies within our stack that compound the productivity and efficiency of each step of the discovery process include:

•

Source. We combine proprietary immunization with genetically engineered mouse technologies, including the proprietary suite of humanized mice we acquired in November 2020 in connection with our acquisition of Trianni, Inc., or Trianni, to provide a diverse source of human antibodies.

•	Search. Our patented microfluidic single-cell screening technology combines speed, throughput, efficiency, resolution and versatility, enabling rapid and deep searches of natural antibody responses.

•

Find. Following the acquisition of Lineage Biosciences Inc., or Lineage, in March 2017, we integrated high-throughput RepSeq technology with our single-cell screening technology to provide leading capabilities for the comprehensive profiling and functional characterization of antibody diversity.

•

Analyze. Our internally developed platform, Celium, a powerful computational engine for mining, interacting and visualizing the terabytes of data generated during an antibody discovery campaign, combines software, AI and visualization tools to organize, compute and interactively explore large multidimensional data sets.

•	Engineer. We acquired rights to the OrthoMab bispecific technology in June 2020, which is a versatile and clinically-validated protein engineering solution to design and produce bispecific antibodies.

The marriage of advanced data collection and computation creates a flywheel effect that augments our technology. As we run our partnership business, we are amassing unique, multi-dimensional data sets that link measurements at the level of single immune cells with the properties of the antibodies they make and the DNA sequences that encode their function. A single antibody discovery project can generate millions of DNA sequences and single-cell measurements, as well as thousands of target-specific antibodies, each characterized by hundreds of data points. Every project generates more data about the antibody immune response. This creates a competitive advantage whereby Celium extracts insights from the data that allows us to accelerate wet lab experimentation with in silico computation in a continuously iterative process. Because our computation is grounded on real world data, the output of Celium is not theoretical predications. We find real molecules that have been optimized by nature.

Our business thesis is based on the belief that technological advancement can improve the drug development process and that maximizing the value and impact of our work is best achieved through partnerships. In March 2020, we tested these beliefs as we mobilized our response to the COVID-19 pandemic. Working with our partner Lilly, we were able to progress from initiation of discovery to clinical trials in only 90 days. The first clinical development candidate in this collaboration, LY-CoV555, is undergoing clinical trials as both a monotherapy and in combination with another antibody as potential therapeutics for COVID-19. On September 16, 2020, Lilly released the first interim Phase 2 clinical data for the monotherapy arms of the BLAZE-1 study, which showed that treatments of COVID-19 infected patients with LY-CoV555 resulted in a 72% risk reduction in hospitalization as compared to placebo in a study of 465 patients. BLAZE-1 is a randomized, double-blind, placebo-controlled Phase 2 study conducted by Lilly that is designed to assess the efficacy and safety of LY-CoV555 and an additional Lilly product candidate for the treatment of symptomatic COVID-19 in the outpatient setting. The monotherapy arms of BLAZE-1 enrolled mild-to-moderate recently diagnosed COVID-19 patients and the primary endpoint was met at a 2800 mg dose level. Lilly also announced that LY-CoV555 was well-tolerated, with no drug-related serious adverse events reported. In addition to the BLAZE-1 study described above, LY-CoV555 is being evaluated in three other clinical trials, one of which is a Phase 3 trial for prophylaxis of COVID-19. LY-CoV555 was also evaluated in a Phase 3 trial in hospitalized patients. Based on trial data that suggested that LY-CoV555 is unlikely to help hospitalized COVID-19 patients recover from this advanced stage of their disease, Lilly announced on October 26, 2020 that it has stopped enrolling additional patients for treatment with LY-CoV555 in this study. The other clinical trials of LY-CoV555 referred to above to evaluate LY-CoV555 for treatment of mild to moderate COVID-19 and for prophylaxis remain active.

On October 7, 2020, Lilly submitted a request for an Emergency Use Authorization, or EUA, for the LY-CoV555 monotherapy to the FDA, which was granted on November 9, 2020. On October 28, 2020, Lilly announced an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million. On October 29, 2020, Lilly also announced a fixed price contract for procurement of LY-CoV555 in the amount of $312.5 million with the U.S. Army Contracting Command. Under our partnership with Lilly, we are entitled to receive a specified percentage of proceeds that Lilly receives from these sales. As proud as we are to have played a role in the global response to COVID-19, we believe it is only an example of how our technology can accelerate drug discovery.

Our business has historically been both high growth and capital efficient. Revenues have grown at a 109% CAGR since 2014. We have generated positive operating cash flow cumulatively since our inception in 2012 and in every year since 2018. Our partnership agreements include: (i) payments for technology access and performance of research, (ii) downstream payments in the form of clinical and commercial milestones and (iii) royalties on net sales of any approved therapeutics. We structure our agreements in a way that is designed to align our partners’ economic interests with our own. While the vast majority of our historical revenue reflects upfront payments from research programs, we believe the long-term value of our business will be driven by downstream milestone and royalty payments. For the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, our revenue was $8.8 million, $11.6 million, $8.4 million and $25.2 million, respectively. For the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, our net income (loss) was $0.3 million, $(2.2) million, $(0.6) million and $1.9 million, respectively. As of September 30, 2020, we have entered into agreements for 94 partnered discovery programs, 71 of which include the potential for milestone and royalty payments from our partners. As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals.

Our Strategy

Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. To achieve this mission, we aim to become the operating system for next generation antibody discovery, and to act as an integral part of our partners’ development efforts.

We seek to expand the industry of antibody therapeutics in two ways. First, we believe our technology can solve discovery problems to unlock new opportunities for therapeutic antibody development. Second, by accessing our teams, technologies and facilities, partners can eliminate the extended delays and costs associated with setting up antibody discovery capabilities. Through our partnership business, we aim to enable our partners to start programs without delay and prosecute them at maximum speed.

Our strategy includes:

•	Creating more value with our existing partnerships.

•	Increasing the number of partnerships.

•	Expanding our market by delivering a full solution through forward integration.

•	Scaling our teams and facilities to meet future demand.

•	Increasing our technological differentiation.

•	Leveraging synergy of data and computation.

We believe our strategy creates a virtuous cycle, as depicted in Figure 2 below, that will drive our position as the centralized operating system for antibody discovery.

Figure 2: Our Business Strategy

Our Key Competitive Strengths

Our industry position and success are based on the following key competitive strengths:

•	Better antibody discovery, from the start.

•	A full-stack technology, accessible to all.

•	An AI platform built on real world data.

•	A unique combination of hardware, software and wetware.

•	Industry-innovating business model.

•	The flywheel of data, partnerships and technology.

•	Strong brand built on performance and third-party recognition.

•	Robust IP portfolio including foundation patents.

•	Founder-led team, custom-built for interdisciplinary technology development.

Our Market Opportunity

Antibodies are the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many more. In 2019, antibody-based therapeutics accounted for over $140 billion in sales and represented five of the top 10 selling therapeutics worldwide. In 2019, antibodies represented 70% of the sales of all biologics, and 36 antibody therapeutics reached blockbuster status with sales higher than $1.0 billion. The antibody-based therapeutics market is expected to reach approximately $260.0 billion in size by 2025, representing a CAGR of approximately 11% for the period from 2019 to 2025. Further, the more nascent cell therapy market is expected to grow from $1.0 billion in 2019 to over $17.0 billion in 2025, reflecting a CAGR of around 60%. Opportunities for accelerating growth of the antibody therapeutics market include improved access to traditionally difficult targets (e.g., G protein-coupled receptors, or GPCRs, and ion channels), the emergence of new therapeutic modalities (e.g., bispecifics, chimeric antigen receptor T cells, or CAR-T, cell therapy and antibody conjugates) and the ever-expanding number of companies entering the space.

Despite the size of the market, significant challenges exist. Looked at from any perspective, drug development fails too often, takes too long and costs too much.

Our Platform

Our platform is an operating system designed to support many antibody modalities; unlock new targets; increase the speed to clinical development for our partners and increase the potential clinical and commercial success for our partners.

Our full-stack, AI-powered technology sources, searches, decodes and analyzes antibody responses with the ultimate goal of engineering new antibody drug candidates for our partners. Our platform incorporates and integrates modern technology tools from engineering, microfluidics, single-cell analysis, high-throughput genomics, machine learning and hyper-scale data science. We have internally developed, in-licensed or acquired our technologies. We deploy our platform to help our partners in their efforts to identify antibodies with better potency and developability.

We believe our approach of integrating modern hardware, software and wetware is unique. We have pioneered nanoliter volume single-cell antibody screening methods using microfluidics. Our workflows incorporate proprietary immunization methods, including proprietary engineered mice from which we can discover fully human antibodies, optimized molecular biology protocols and patented protein engineering technologies. The aggregation of these technologies, coupled with our proprietary processes and team, allows us to provide a differentiated offering to our partners.

The computational engine of our platform, Celium, combines software, AI and visualization tools to mine, organize, compute and interactively explore the immense multidimensional data sets that we produce in each antibody discovery campaign. Unlike many AI-based drug discovery approaches, Celium is continually improved with real world data. We iteratively inform wetlab experimentation with in silico computation, and vice versa. The output of our process is not theoretical predictions. We discover real molecules that have been optimized by nature.

We believe our competitive advantage is derived from the integration of multiple proprietary technologies and a seamless workflow. Table 1 below provides how each aspect of our end-to-end technology stack addresses challenges in antibody therapeutic discovery.

Table 1: Our Platform and Solution

Our Partnership Business

We forge partnerships with large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Our partners select a target and define the antibody properties needed for therapeutic development. We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We enable discovery against targets that have traditionally been intractable, and we accelerate programs against less difficult targets.

Our deals emphasize participation in the success and upside of future antibody therapeutics. Our partnership agreements include near-term payments for technology access, research and intellectual property rights, and downstream payments in the form of clinical and commercial milestones, and royalties on net sales. As of September 30, 2020, we had 94 discovery programs that were either completed, in progress or under contract, including 71 with the potential for milestone and royalty payments. Some of the recent publicly disclosed partnerships, established since 2019, include:

•	IgM Biosciences. Multi-target, multi-year partnership focused on oncology and immunology and announced on September 24, 2020.

•	Lilly. Multi-year partnership with 9 targets focused on COVID-19 and additional indications and announced on May 22, 2020.

•	Gilead Sciences. Single target partnership focused on infectious disease and announced on June 13, 2019.

•	Denali. Multi-year partnership with eight targets focused on neurological diseases and announced on February 28, 2019.

•	Novartis. Multi-year partnership with up to 10 targets and announced on February 14, 2019.

•

Government of Canada. Commitment of up to CAD $175.6 million ($125.6 million) to expand efforts related to the discovery of antibodies for use in drugs to treat COVID-19, and to build technology and manufacturing infrastructure and announced on May 3, 2020.

•	Bill & Melinda Gates Foundation. Two-year agreement focused on high-priority infectious diseases including HIV, malaria and tuberculosis and announced on March 14, 2019.

Trianni Acquisition

In November 2020, we acquired Trianni. Founded in 2008, Trianni develops next-generation transgenic mice that provide a source of fully-human antibodies for the discovery of therapeutic antibody candidates. To our knowledge, there are only two other companies, Regeneron Pharmaceuticals, Inc. and Kymab, Ltd., that engage in the development and use of humanized rodents in antibody discovery programs and against different therapeutic targets. Immunizing Trianni mice allows for the generation of diverse panels of human antibodies with drug-like properties including high affinity, high specificity and the biophysical properties suitable for manufacturing. In addition to the flagship Trianni mouse, we also acquired a suite of humanized rodent platforms engineered to support next-generation antibody therapy discovery and development. We believe the Trianni mouse technology will allow us to generate more high-quality antibodies against difficult targets and improve the speed of our discovery programs. By integrating a suite of transgenic rodent platforms into our stack, we believe we will be able to negotiate for greater downstream value participation, including higher royalty rates, from successful therapeutic development programs.

In addition to the strategic value of Trianni’s technology, Trianni generates revenues through mouse sales, platform licensing fees and associated downstream milestone payments. Since inception, Trianni has executed over 30 agreements with pharmaceutical companies, biotechnology companies and academic institutions. For 10 of these agreements, Trianni is eligible to receive royalty payments on net sales of therapeutics and diagnostics discovered using the company’s proprietary mice. For eight of the 10 agreements that include potential royalty payments, the partner has the option to buyout royalty payments prior to product approval. We believe the addition of the Trianni mouse, and future next generation transgenic mice under development will allow us to expand the diversity of antibody responses to a wide range of targets, leading to improvements in the quality and speed of our discovery programs.

In connection with the Trianni acquisition, our U.S. subsidiary entered into an agreement and plan of merger for an initial purchase price of $90.0 million, subject to certain adjustments for working capital, indebtedness and expenses. Upon consummation of the merger, Trianni became our wholly owned subsidiary. In addition, we will assign to a former stockholder of Trianni most of the amounts received from a license agreement. We paid the purchase price for the acquisition using the proceeds from the issuance of convertible promissory notes to certain investors in an aggregate amount of approximately $90.0 million, or the Convertible Notes. The Convertible Notes will mature on October 30, 2025, unless earlier prepaid or converted, and will bear interest from October 30, 2021 at an annual rate of 5%, payable annually in arrears on October 30 of each year, beginning on October 30, 2022. Interest on the Convertible Notes is payable in cash or in the form of additional non-convertible notes. The Convertible Notes are convertible at the option of the noteholders into our common shares under certain circumstances, including upon the closing of this offering. Convertible Notes converted upon the closing of this offering will convert at a price of 85% of the initial public offering price.

Risks Associated with Our Business

Our business is subject to numerous risks that you should consider before investing in our company. These risks are described more fully the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	We have incurred losses in certain years since inception and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•

Our quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

•	Our commercial success depends on the quality of our antibody discovery platform and technological capabilities and their acceptance by new and existing partners in our market.

•	If we cannot maintain and expand current partnerships and enter into new partnerships that generate discovery programs for antibodies, our business could be adversely affected.

•	In recent periods, we have depended on a limited number of partners for our revenue, the loss of any of which could have an adverse impact on our business.

•

Biopharmaceutical drug development is inherently uncertain, and it is possible that none of the drug candidates discovered using our platform that are further developed by our partners will receive marketing approval or become viable commercial products, on a timely basis or at all.

•	We may be unable to manage our current and future growth effectively, which could make it difficult to execute on our business strategy.

•

We have invested, and expect to continue to invest, in research and development efforts that further enhance our antibody discovery platform. Such investments in technology are inherently risky and may affect our operating results. If the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

•

Our partners have significant discretion in determining when and whether to make announcements, if any, about the status of our partnerships, including about clinical developments and timelines for advancing collaborative programs, and the price of our common shares may decline as a result of announcements of unexpected results or developments.

•

Our partners may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all, which could have an adverse impact on our business and could cause the price of our common shares to decline.

•

The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

•	Our success depends on our ability to protect our intellectual property.

•

We have identified a material weakness in our internal control over financial reporting, and we may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.

Corporate Information

We were incorporated in 2012 under the Business Corporations Act (British Columbia), or the BCBCA. Our principal executive offices are located at 2215 Yukon Street Vancouver, British Columbia, V5Y 0A1, Canada and our telephone number is (604) 559-9005. We have six wholly owned subsidiaries, Lineage, a Delaware corporation, Trianni, a California corporation, AbCellera US Holdings Inc., a Delaware corporation, AbCellera Properties Inc., a BCBCA company, AbCellera Properties Columbia Inc., a BCBCA company, and Channel Biologics Pty Ltd., a proprietary company registered in New South Wales, Australia. Our website address is www.abcellera.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

AbCellera and other trademarks or service marks of AbCellera, including our subsidiaries appearing in this prospectus are the property of AbCellera. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or JOBS Act, and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. As long as we remain an emerging growth company, we may take advantage of specified reduced disclosure and other public company reporting requirements. These provisions include:

•

being permitted to provide only two years of audited financials in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain shareholder approval of any golden parachute arrangements not previously approved;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares.

We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards, and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. As a result of this election, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250.0 million as measured on the last business day of our second fiscal quarter or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700.0 million as measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation. Further, if we are a smaller reporting company with less than $100.0 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

The Offering

Common shares offered by us	shares

Common shares to be outstanding immediately after this offering	shares

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional common shares at the public offering price, less the estimated underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to continue making investments in research and development efforts towards deepening our technology and expertise along our technology stack, to continue making investments in building our business development team and marketing our solutions to new and existing partners, as well as for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of businesses, technologies or other assets that we believe are complementary to our own. See “Use of Proceeds” for more information.

Risk factors	Investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section titled “Risk Factors” and the financial statements and the related notes to those statements appearing elsewhere in this prospectus, before investing in our common shares.

Proposed Nasdaq Global Market symbol	“ABCL”

The number of common shares to be outstanding immediately after this offering is based on              common shares outstanding as of September 30, 2020 (including our convertible preferred shares on an as-converted basis into an aggregate of              common shares, and the conversion of the Convertible Notes into an aggregate of              common shares upon the completion of this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus), and excludes:

•	4,037,050 common shares issuable upon the exercise of share options outstanding as of September 30, 2020, with a weighted-average exercise price of $2.70 per share;

•	1,341,131 common shares issuable upon the exercise of share options granted after September 30, 2020, with a weighted average price of $27.74 per share;

•

1,316,131 common shares reserved for issuance under our Sixth Amended and Restated Stock Option Plan, or the Current Plan, as of September 30, 2020, which shares will cease to be available for issuance at the time the 2020 Share Option and Incentive Plan, or the 2020 Plan, becomes effective;

•

            common shares to be reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance; and

•

            common shares to be reserved for future issuance under our 2020 Employee Share Purchase Plan, or the 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance.

Except as otherwise specifically indicated, all information in this prospectus assumes or gives effect to the following:

•	a one-for- share split of our common shares, which was effected on , 2020;

•	no exercise of the underwriters’ option to purchase up to additional common shares in this offering;

•	no exercise of the outstanding options described above;

•	the conversion of all of our outstanding convertible preferred shares as of September 30, 2020 into an aggregate of common shares immediately prior to the completion of this offering;

•

the conversion of the Convertible Notes into an aggregate of              common shares upon the completion of this offering, assuming an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus; and

•	the filing and effectiveness of our new notice of articles and effectiveness of our new articles, which will occur immediately prior to the completion of this offering.

Summary Consolidated Financial Data

The following summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the summary consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information in those financial statements. You should read the following summary consolidated financial data together with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future periods, and results for any interim period are not necessarily indicative of results that should be expected for the full fiscal year ending December 31, 2020 or any other period.

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019		2019	2020
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Research fees	$8,831		$11,612	$8,409		$17,247
Milestone payments	—		—	—		8,000

Total revenue	8,831		11,612	8,409		25,247
Operating Expenses:
Research and development	5,803		10,113	6,804		20,757
Sales and marketing	712		1,263	792		1,610
General and administrative	2,151		2,749	1,774		6,116
Depreciation	918		1,604	1,180		1,507

Total operating expenses	9,583		15,729	10,550		29,990

Loss from operations	(753)		(4,117)	(2,141)		(4,743)

Other income (expense):
Interest income	(42)		(155)	(111)		(195)
Interest and other expense	213		209	127		4,896
Foreign exchange (gain) loss	362		(186)	(348)		(1,146)
Grants and incentives	(1,594)		(1,774)	(1,239)		(10,217)

Total other income	(1,061)		(1,906)	(1,571)		(6,662)
Net earnings (loss) for the period	$309		$(2,211)	$(570)		$1,918

Net earnings (loss) per share attributable to common shareholders(1):
Basic	$0.02		$(0.15)	$(0.04)		$0.09

Diluted	$0.02		$(0.15)	$(0.04)		$0.08

Weighted-average common shares outstanding(1):
Basic	14,943,637		15,132,756	15,120,734		15,241,330

Diluted	17,133,611		15,132,756	15,120,734		23,772,353

Pro forma net loss per share attributable to common shareholders (unaudited)(1):
Basic		$			$

Diluted		$			$

Pro forma weighted-average common shares outstanding (unaudited)(1):
Basic

Diluted

(1)	See Note 5 to our consolidated financial statements and our interim consolidated financial statements, each appearing elsewhere in this prospectus, for details on the calculation of historical and pro forma basic and diluted net loss per share attributable to common shareholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of September 30, 2020
	Actual		Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$91,082	(5)	$	$
Working capital(1)	93,895
Total assets	142,385
Total liabilities	53,147
Total preferred stock	82,208
Total shareholders’ equity	89,238

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.
(2)	The pro forma consolidated balance sheet data give effect to (i) the conversion of all of our outstanding convertible preferred shares as of September 30, 2020 into 8,123,048 common shares upon the completion of this offering and (ii) the issuance of the Convertible Notes and receipt of approximately $90.0 million in gross proceeds therefor, and the conversion of the Convertible Notes into an aggregate of common shares upon the completion of this offering, assuming an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus.
(3)	The pro forma as adjusted balance sheet data give further effect to the sale and issuance of common shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash and cash equivalents, working capital, total assets, total liabilities and total shareholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash and cash equivalents, working capital, total assets, total liabilities and total shareholders’ equity by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(5)	Does not reflect payment of approximately $8.0 million to Trianni in connection with the acquisition in November 2020.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common shares. The occurrence of any of the events or developments described below could materially harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Strategy

We have incurred losses in certain years since inception and we may not be able to generate sufficient revenue to achieve and maintain profitability.

Our plan is to enter a phase of accelerated growth and we will be investing heavily in our business. We expect to experience variability in revenue and in expenses which makes it difficult to evaluate our business or our prospects. As such, we may incur losses that are materially larger than what we have previously incurred. We have incurred losses in certain years since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. For the years ended December 31, 2018 and 2019, we incurred a net income of $0.3 million and net loss of $2.2 million, respectively, and for the nine months ended September 30, 2020, we had net income of $1.9 million. As of September 30, 2020, we had an accumulated deficit of $2.8 million. We expect that our operating expenses will continue to increase significantly, including as we:

•	invest in research and development activities to improve our technology and platform;

•	market and sell our solutions to existing and new partners;

•	acquire businesses or technologies to support the growth of our business;

•	attract, hire and retain qualified personnel;

•	maintain, expand, enforce, protect and defend our intellectual property portfolio;

•	prosecute and defend our ongoing and any future litigation;

•	build our new good manufacturing practices, or GMP, manufacturing facility;

•	create additional infrastructure to support our operations, including expanding our sales and marketing organization;

•	add operational, financial and management information systems and personnel to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

Our expenses could increase beyond expectations for a variety of reasons, including as a result of our growth strategy and the increase in our operations. Since our inception, we have financed our operations primarily from revenue from upfront payments generated through our receipt of technology access fees and discovery research fees through the performance of service contracts with our partners, payments from partners upon the satisfaction of clinical milestones, government funding and one off government grants, the incurrence of indebtedness, and from private placements of our common and convertible preferred shares. Given our strategy and plans to invest in enhancing and scaling our business, we will need to generate significant additional revenue to achieve and sustain future profitability. Even if we achieve profitability, we cannot be sure that we will remain profitable for any sustained period of time. We may never be able to generate sufficient revenue to achieve or sustain profitability and our recent and historical growth should not be considered indicative of our future performance.

Our revenue has fluctuated from period to period, and our revenue for any historical period may not be indicative of results that may be expected for any future period.

For the years ended December 31, 2018 and 2019, and for the nine months ended September 30, 2019 and 2020, a substantial portion of our revenue was generated by upfront technology access and research discovery fees through performing research activities for our partners. During the nine months ended September 30, 2020, we received payments from our partnership contracts generated upon the satisfaction of clinical milestones for the first time. Upfront technology access fees are generated upon execution of our partnership agreements. Research and discovery fees are generated by research activities that we perform for our partners, the timing and nature of which are dictated by the commencement of antibody discovery campaigns selected by our partners. Clinical milestone payments are generated upon the achievement of development milestones by our partners with respect to the antibodies that we deliver. As a result, we currently do not generate significant recurring revenue and, until such time as we establish significant recurring revenue, if at all, we will be prone to regular fluctuations in our revenue dependent on the timing of our entry into partnership agreements, our partners initiating discovery programs, and our partners achieving development milestones or commercial sales with respect to drug candidates utilizing antibodies discovered using our platform. We do not expect to generate significant recurring revenue unless and until such time as we secure additional programs under contract that, in the aggregate, result in regular and continuous execution of new partnership contracts, research discovery activities, achievement of development milestones or commencement of commercial sales. However, we are unable to predict whether and the extent to which the minimum annual payments under our partnership agreements will be exceeded, or the timing of the achievement of any milestones under these agreements, if they are achieved at all. In some cases, the timing and likelihood of payments to us under these agreements is dependent on our partners’ successful utilization of the antibodies discovered using our platform, which is outside of our control. Because of these factors, our operating results could vary materially from quarter to quarter from our forecasts.

Our quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate in the future, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the level of demand for our antibody discovery platform and solutions, which may vary significantly;

•	the timing and cost of, and level of investment in, research, development and commercialization activities relating to our platform and technology, which may change from time to time;

•	the start and completion of programs in which our platform is utilized;

•	the relative reliability and robustness of our platform, including the data generation and computational tools within our technology stack;

•	the introduction of new technologies, platform features or software, by us or others in our industry;

•	expenditures that we may incur to acquire, develop or commercialize additional technologies;

•

expenditures involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including costs related to our intellectual property litigation with Berkeley Lights, and the outcome of this and any other future patent litigation we may be involved in;

•	the degree of competition in our industry and any change in the competitive landscape of our industry, including consolidation among our competitors or future partners;

•	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic;

•	the timing and nature of any future acquisitions or strategic partnerships;

•	future accounting pronouncements or changes in our accounting policies; and

•	general social, political and economic conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

For example, this is the first year in which we received payments from a partner upon the satisfaction of clinical milestones. The antibody, LY-CoV555 developed by Eli Lilly and Company, or Lilly, has undergone or is currently undergoing a Phase 1 clinical trial, three Phase 2 clinical trials and one Phase 3 clinical trial, and we have received associated clinical milestone payments this year. Lilly progressed into these clinical trials at a greatly accelerated pace as a result of the Coronavirus Treatment Acceleration Program, which is a special emergency program for possible coronavirus therapies created by the FDA in 2020 to expedite the development of potentially safe and effective life-saving treatments to combat the COVID-19 pandemic. With respect to other or future product candidates, there is no assurance that any of our partners or collaborators will be able to advance a product candidate through clinical development on this timeframe again in the future, or at all. We initiated our partnering program in 2015 and have only had this one program result in clinical milestone payments to us to date and we have not yet had a program receive marketing approval.

The effect of one of the factors discussed above, or the cumulative effects of a combination of factors discussed above, could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

Even if this offering is successful, we may need to raise additional capital to fund our existing operations, improve our platform or expand our operations. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

Based on our current business plan, we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure needs over at least the next              months following the date of this prospectus. If our available cash resources together with our net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our drug-discovery platform, or the realization of other risks described in this prospectus, we may be required to raise additional capital prior to such time through issuances of equity or convertible debt securities, entrance into a credit facility or another form of third party funding or seek other debt financing. Such additional financing may not be available on terms acceptable to us or at all.

In any event, we may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. For example, this may include reasons such as to:

•	increase our sales and marketing efforts to drive market recognition of our platform and address competitive developments;

•	fund development and marketing efforts of our current and future programs;

•	expand the capabilities of our platform into adjacent therapeutic modalities, including vaccine development and cell therapy;

•	acquire, license or invest in technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	the cost of expanding our operations, including our sales and marketing efforts;

•	our rate of progress in selling access to our platform and marketing activities associated therewith;

•	our rate of progress in, and cost of research and development activities associated with, antibody discovery;

•	the effect of competing technological and market developments;

•	the continued impact of the COVID-19 pandemic on global social, political and economic conditions;

•

the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including costs related to our intellectual property litigation with Berkeley Lights, and the outcome of this and any other future patent litigation we may be involved in; and

•	costs related to any domestic and international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders would result. Any preferred equity securities issued also would likely provide for rights, preferences or privileges senior to those of holders of our common shares. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common shares. Debt financing and preferred equity financing, if available, may also involve agreements that include covenants restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making product acquisitions, making capital expenditures, or declaring dividends. For example, our agreement with the Canadian Ministry of Western Economic Diversification, or WD Canada, under the Western Innovation Initiative and the Business Scale-up and Productivity programs, as well as our agreement with the Strategic Innovation Fund, or SIF, requires us to obtain the consent of WD Canada or SIF, as applicable, before being able to engage in certain change of control and asset disposition transactions during the term of the agreement. In particular, our agreement with the SIF requires us to obtain consent in the event that an individual or company (or two or more of them acting in concert) acquires the direct or indirect beneficial ownership of 20% or more of our voting securities. In the event consent is not obtained, the agreement may be terminated and we will be obligated to repay all or a portion of the contribution amounts from WD Canada and SIF.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, if we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our commercial success depends on the quality of our antibody discovery platform and technological capabilities and their acceptance by new and existing partners in our market.

We utilize our drug-discovery platform to identify antibodies for further development and potential commercialization by our partners. As a result, the quality and sophistication of our platform and technology is critical to our ability to conduct our research discovery activities and to deliver more promising molecules and to accelerate and lower the costs of discovery as compared to traditional methods for our partnerships. In particular, our business depends, among other things, on:

•	our platform’s ability to successfully identify therapeutic antibodies on the desired timeframes that can ultimately be used to prevent and treat diseases;

•	our ability to execute on our strategy to enter into new partnerships with new or existing partners and establish a robust internal pipeline of antibody discovery programs;

•	our ability to increase awareness of the capabilities of our technology and solutions;

•	our partners’ and potential partners’ willingness to adopt new technologies;

•	whether our platform reliably provides advantages over legacy and other alternative technologies and is perceived by customers to be cost effective;

•	the rate of adoption of our solutions by pharmaceutical companies, biotechnology companies of all sizes, government organizations and non-profit organizations and others;

•	prices we charge for our data packages and the discoveries that we make;

•	the relative reliability and robustness of our platform;

•	our ability to develop new solutions for partners;

•	if competitors develop a platform that performs functional testing of cells at a greater throughput than us;

•

the timing and scope of any approval that may be required by the U.S. Food and Drug Administration, or FDA, or any other regulatory body for drugs that are developed based on antibodies discovered by us;

•	the impact of our investments in innovation and commercial growth;

•	negative publicity regarding our or our competitors’ technologies resulting from defects or errors; and

•	our ability to further validate our technology through research and accompanying publications.

There can be no assurance that we will successfully address any of these or other factors that may affect the market acceptance of our platform or our technology. If we are unsuccessful in achieving and maintaining market acceptance of our platform, our business, financial condition, results of operations and prospects could be adversely affected.

If we cannot maintain and expand current partnerships and enter into new partnerships that generate discovery programs for antibodies, our business could be adversely affected.

We do not have our own pipeline of drug candidates, and instead we focus our efforts on the discovery of antibodies for targets that are selected by our partners. Our partners then use the data packages provided by us to develop their own drug candidates without our involvement. As a result, our success depends on our ability to expand the number and scope of our partnerships. Many factors may impact the success of these partnerships, including our ability to perform our obligations, our partners’ satisfaction with our data packages, our partners’ ability to successfully develop, secure regulatory approval for and commercialize drug candidates using antibodies discovered using our platform, our partners’ internal priorities (including fluctuations in research and developments budgets), our partners’ resource allocation decisions and competitive opportunities, disagreements with partners, the costs required of either party to the partnerships and related financing needs, and operating, legal and other risks in any relevant jurisdiction.

In our partnership programs, we maintain rights to large unique data sets that connect information at the level of single-cell measurements, DNA sequence and protein function. We use this data to create an accelerating flywheel of learning: data generation from our partnership business provides the basis for AI modules that lead to expanded capabilities and faster data generation which supports our partnership business. As a result, in addition to reducing our revenue or delaying the development of our future solutions, the loss of one or more of these relationships may reduce our exposure to such information, thus hindering our efforts to further our technological differentiation and improve our platform.

We engage in conversations with companies regarding potential partnerships on an ongoing basis. These conversations may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful, including due to our inability to discover any usable antibodies for the selected targets or the antibodies that we do discover may not be successfully developed or commercialized by our partners. In such circumstances, we would not generate any substantial revenues from such a collaboration in the form of discovery research fees, milestone payments, royalties or otherwise. Speculation in the industry about our existing or potential partnerships can be a catalyst for adverse speculation about us, or our data packages, which can adversely affect our reputation and our business.

In recent periods, we have depended on a limited number of partners for our revenue, the loss of any of which could have an adverse impact on our business.

In recent periods, a limited number of partnerships accounted for a significant portion of our revenues. For the year ended December 31, 2019, two of our partners accounted for 47% and 15% of our revenue, and 11 partners accounted for the remaining 38% of our revenue. For the nine months ended September 30, 2020, two of our partnerships accounted for 50% and 21% of our revenue, and nine partnerships accounted for the remaining 29% of our revenue. These partnerships cover a large number of programs under contract, and therefore represent a large portion of potential downstream value. In addition, our partnership agreements are typically terminable at will with 90 days’ notice prior to identification of a target, after which point they may only be terminated for cause. As a result, if we fail to maintain our relationships with our partners or if any of our partners discontinue their programs, our future results of operations could be materially and adversely affected.

Biopharmaceutical drug development is inherently uncertain, and it is possible that none of the drug candidates discovered using our platform that are further developed by our partners will receive marketing approval or become viable commercial products, on a timely basis or at all.

We use our platform to offer antibody drug-discovery programs to partners who are engaged in drug discovery and development. These partners include large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. While we receive upfront payments generated through our receipt of technology access fees and discovery research fees for performing research activities for our partners, we estimate that the vast majority of the economic value of the contracts that we enter into with our partners is in the downstream payments that are payable if certain milestones are met or approved products are sold. As a result, our future growth is dependent on the ability of our partners to successfully develop and commercialize therapies based on antibodies discovered using our platform. Due to our reliance on our partners, the risks relating to product development, regulatory clearance, authorization or approval and commercialization apply to us derivatively through the activities of our partners. While we believe our platform is capable of identifying high quality antibodies, there can be no assurance that our partners will successfully develop, secure marketing approvals for and commercialize any drug candidates based on the antibodies that we discover. As a result, we may not realize the intended benefits of our partnerships. We initiated our partnering program in 2015 and have only had one program result in two clinical milestone payments to us to date and we have not yet had a program receive clinical marketing approval.

Due to the uncertain, time-consuming and costly clinical development and regulatory approval process, our partners may not successfully develop any drug candidates with the antibodies that we discover, or our partners may choose to discontinue the development of these drug candidates for a variety of reasons, including due to safety, risk versus benefit profile, exclusivity, competitive landscape, commercialization potential, production limitations or prioritization of their resources. It is possible that none of these drug candidates will ever receive regulatory approval and, even if approved, such drug candidates may never be successfully commercialized. For example, under our research collaboration agreement with Lilly, we are eligible to receive and have received payments upon the achievement of certain development milestones, and are eligible to receive royalties resulting from sales of both COVID-19 and non-COVID-19 products that incorporate antibodies we discovered. While we have started to receive the first milestone payments from this collaboration, there can be no assurance that we will receive additional milestone payments or any royalties in the future. Furthermore, there can be no assurance that Lilly will be successful in its clinical trials. For example, based on trial data that suggested that LY-CoV555 is unlikely to help hospitalized COVID-19 patients recover from this advanced stage of their disease, Lilly announced on October 26, 2020 that it has stopped enrolling additional patients for treatment with LY-CoV555 in this study. BLAZE-1 is a randomized, double-blind, placebo-controlled Phase 2 study conducted by Lilly that is designed to assess the efficacy and safety of LY-CoV555 and an additional Lilly product candidate for the treatment of symptomatic COVID-19 in the outpatient setting. Across all treatment arms, the trial is designed to enroll an estimated 800 participants. The monotherapy arms of BLAZE-1 enrolled mild-to-moderate recently diagnosed COVID-19 patients across four groups (placebo, LY-CoV555 700 mg, LY-CoV555 2800 mg, and LY-CoV555 7000 mg). The primary outcome measure for the BLAZE-1 monotherapy arms was change from baseline to day 11 in SARS-CoV-2 viral load. Additional endpoints include the percentage of participants who experience COVID-related hospitalization, emergency room visit or death from baseline through day 29, as well as safety. Lilly announced that the primary endpoint, change from baseline in viral load at day 11, was met at the 2800 mg dose level, but not the others. Most patients, including those receiving placebo, demonstrated near complete viral clearance by day 11. Additional analyses of viral data demonstrated that LY-CoV555 improved viral clearance at an earlier time point (day 3) and reduced the proportion of patients with persistently high viral load at later time points. Lilly also announced that LY-CoV555 was well-tolerated, with no drug-related serious adverse events reported. Treatment emergent adverse events were similar across all dose groups and comparable to placebo. Viral RNA sequencing revealed putative LY-CoV555-resistance variants in placebo and all treatment arms. The rate of resistance variants was numerically higher in treated patients (8 percent) versus placebo (6 percent). In addition, in October 2020, Lilly submitted a request for an Emergency Use Authorization, or EUA, for the LY-CoV555 monotherapy to the FDA, announced an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million and announced a fixed price contract for procurement of LY-CoV555 in the amount of $312.5 million with the U.S. Army Contracting Command. Lilly’s request for EUA was granted by the FDA on November 9, 2020. Under our partnership with Lilly, we are entitled to receive a specified percentage of proceeds that Lilly receives from these sales. The FDA has the authority to grant an EUA to allow unapproved medical products to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions when there are no adequate, approved, and available alternatives. Pursuant to the EUA by the FDA for LY-CoV555, Lilly is able to distribute LY-CoV555 under the conditions set forth in the Emergency Use Authorization prior to FDA approval. Furthermore, the FDA may revoke an EUA where it is determined that the underlying health emergency no longer exists or warrants such authorization, and we cannot predict how long, if ever, an EUA would remain in place. If the EUA granted to Lilly is subsequently revoked, such revocation could adversely impact our business. There can be no assurance that the agreements with the U.S. government and U.S. Army Contracting Command will be completed.

In addition, even if these drug candidates receive regulatory approval in the United States, our partners may never obtain approval or commercialize such drugs outside of the United States, which would limit their full market potential and therefore our ability to realize their potential downstream value. Furthermore, approved drugs may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Likewise, our partners have to make decisions about which clinical stage and pre-clinical drug candidates to develop and advance, and our partners may not have the resources to invest in all of the drug candidates that contain antibodies discovered using our platform, or clinical data and other development considerations may not support the advancement of one or more drug candidates. Decision-making about which drug candidates to prioritize involves inherent uncertainty, and our partners’ development program decision-making and resource prioritization decisions, which are outside of our control, may adversely affect the potential value of those partnerships. Additionally, subject to its contractual obligations to us, if one more of our partners is involved in a business combination, the partner might deemphasize or terminate the development or commercialization of any drug candidate that utilizes an antibody that we have discovered. If one of our strategic partners terminates its agreement with us, we may find it more difficult to attract new partners.

We are also subject to industry-wide FDA and other regulatory risk. The number of new drug applications, or NDAs, and biologics license applications, or BLAs, approved by the FDA varies significantly over time and if there were to be an extended reduction in the number of NDAs and BLAs approved by the FDA, the industry would contract and our business would be materially harmed.

Our partners’ failure to effectively advance, market and sell suitable drug candidates with the antibodies that we discover could have a material adverse effect on our business, financial condition, results of operations and prospects, and cause the market price of our common shares to decline. In addition to the inherent uncertainty in drug development addresses above, our ability to forecast our future revenues may be limited.

The failure of our partners to meet their contractual obligations to us could adversely affect our business.

Our reliance on our partners poses a number of additional risks, including the risk that they may not perform their contractual obligations to us to our standards, in compliance with applicable legal or contractual requirements, in a timely manner or at all; they may not maintain the confidentiality of our proprietary information; and disagreements or disputes could arise that could cause delays in, or termination of, the research, development or commercialization of products using our antibodies or result in litigation or arbitration.

In addition, certain of our partners are large, multinational organizations that run many programs concurrently, and we are dependent on their ability to accurately track and make milestone payments to us pursuant to the terms of our agreements with them. Any failure by them to inform us when milestones are reached and make related payments to us could adversely affect our results of operations.

Moreover, some of our partners are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, and are often subject to country-specific privacy and data security risk as well as burdensome legal and regulatory requirements. Any of these factors could adversely impact their financial condition and results of operations, which could impair their ability to meet their contractual obligations to us, which may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our current and future growth effectively, which could make it difficult to execute our business strategy.

Since our inception in 2012, we have experienced rapid growth and anticipate further growth in our business operations. This growth requires managing complexities across all aspects of our business, including complexities associated with increased headcount, integration of acquisitions, expansion of international operations, expansion of facilities, including our new GMP facility, execution on new lines of business and implementations of appropriate systems and controls to grow the business. Our growth has required significant time and attention from our management, and placed strains on our operational systems and processes, financial systems and internal controls and other aspects of our business.

We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel, client and account services personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. We may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that we currently have, and accordingly we may not be successful in hiring, training and managing such individuals. For example, if our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. Improving our technology and processes have required us to hire and retain additional scientific, engineering, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 59 employees as of September 30, 2018 to 174 employees as of September 30, 2020. We currently serve partners around the world and plan to continue to expand to new international jurisdictions as part of our growth strategy, which will lead to increased dispersion of our employees . Moreover, we expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company. Once public, our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. A risk associated with maintaining this rate of growth, for example, is that we may face challenges integrating, developing and motivating our rapidly growing and increasingly dispersed employee base.

We may not be able to maintain the quality, reliability or robustness of our platform, or the expected turnaround times of our solutions and support, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. If we are unable to manage our growth properly, we may experience future weaknesses in our internal controls, which we may not successfully remediate on a timely basis or at all. For example, in connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2018 and 2019, a material weakness was identified in our internal control over financial reporting, as described elsewhere in this “Risk Factors” section. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial results.

We have invested, and expect to continue to invest, in research and development efforts that further enhance our antibody discovery platform. Such investments in technology are inherently risky and may affect our operating results. If the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

We use our technology stack for the discovery of antibodies and, since our inception, we have dedicated a substantial portion of our resources on the development of our platform and the technology that it incorporates to further enhance our antibody discovery platform. These investments may involve significant time, risks, and uncertainties, including the risk that the expenses associated with these investments may affect operating results and that such investments may not generate sufficient technological advantage relative to alternatives in the market which would, in turn, impact revenues to offset liabilities assumed and expenses associated with these new investments. The industry in which we operate changes rapidly as a result of technological and drug developments, which may render our solutions less desirable. We believe that we must continue to invest a significant amount of time and resources in our platform and technology to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, or if our technology stack is not able to accelerate the process of antibody drug discovery as quickly as we anticipate, our revenue and operating results may be adversely affected.

Our partners have significant discretion in determining when and whether to make announcements, if any, about the status of our partnerships, including about clinical developments and timelines for advancing collaborative programs, and the price of our common shares may decline as a result of announcements of unexpected results or developments.

Our partners have significant discretion in determining when and whether to make announcements about the status of our partnerships, including about preclinical and clinical developments and timelines for advancing antibodies discovered using our platform. We do not plan to disclose the development status and progress of individual drug candidates of our partners, unless and until those partners do so first. Our partners may wish to report such information more or less frequently than we intend to or may not wish to report such information at all, in which case we would not report that information either. In addition, if partners choose to announce a collaboration with us, there is no guarantee that we will recognize research discovery fees in that quarter or even the following quarter, as such fees are not payable to us until our partner begins discovery activities. The price of our common shares may decline as a result of the public announcement of unexpected results or developments in our partnerships, or as a result of our partners withholding such information.

Our partners may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all, which could have an adverse impact on our business and could cause the price of our common shares to decline.

From time to time, we may make public statements regarding the expected timing of certain milestones and key events, as well as regarding developments and milestones under our partnerships, to the extent that our partners have publicly disclosed such information or permit us to make such disclosures. Certain of our partners have also made public statements regarding their expectations for the development of programs under partnership with us and they and other partners may in the future make additional statements about their goals and expectations for partnerships with us. The actual timing of these events can vary dramatically due to a number of factors such as delays or failures in our or our current and future partners’ drug discovery and development programs, the amount of time, effort, and resources committed by us and our current and future partners, and the numerous uncertainties inherent in the development of drugs. As a result, there can be no assurance that our partners’ current and future programs will advance or be completed in the time frames we or they expect. If our partners fail to achieve one or more of these milestones or other key events as planned, our business could be materially adversely affected and the price of our common shares could decline.

The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

We face significant competition in the life sciences technology market. Our technologies address antibody therapeutic discovery challenges that are addressed by other platform technologies controlled by companies that have a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. Examples of technical competition at different steps or our technology stack include:

•

In the field of single-cell screening, companies that provide access to similar technologies such as Berkeley Lights Inc., or Berkeley, HiFiBio Inc., Ligand Pharmaceuticals Inc., and Sphere Fluidics Ltd.

•	In antibody RepSeq, companies that provide access to similar technologies such as 10X Genomics Inc., Adaptive Biotechnologies Corp., Atreca Inc. and Distributed Bio Inc.

•	In bispecific antibody engineering, from companies that provide access to similar technologies such as Abbvie Inc., Genmab A/S, Merus N.V. and Zymeworks Inc.

•

In discovery using genetically engineered rodents, companies that provide access to similar technologies such as Ablexis LLC, Crescendo Biologics Ltd., Harbour Antibodies BV, Kymab Ltd., Ligand Pharmaceuticals Inc. and RenBio Inc.

We also face direct business competition from companies that provide antibody discovery services using technologies such as hybridoma and display. Companies with discovery business models that include downstream payments include Adimab LLC, Distributed Bio Inc. and WuXi Biologics Inc. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology stack. In addition, our partners may also elect to develop their workflows on legacy systems rather than rely on our platform.

Our competitors and potential competitors may enjoy a number of competitive advantages over us. For example these may include:

•	longer operating histories;

•	larger customer bases;

•	greater brand recognition and market penetration;

•	greater financial resources;

•	greater technological and research and development resources;

•	better system reliability and robustness;

•	greater selling and marketing capabilities; and

•	better established, larger scale and lower cost manufacturing capabilities.

As a result, our competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their platforms or instruments than we can or sell their platforms or instruments, or offer solutions competitive with our platform and solutions at prices designed to win significant levels of market share. In addition, we may encounter challenges in marketing our solutions with our pricing model, which is structured to capture the potential downstream revenues associated with drug candidates that were discovered using our platform. Our partners and potential partners may prefer one or more pricing models employed by our competitors that involve upfront payments rather than downstream revenues. We may not be able to compete effectively against these organizations.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of our competitors may be able to secure key inputs from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to technology and platform development than we can. If we are unable to compete successfully against current and future competitors, we may be unable to increase market adoption and sales of our platform, which could prevent us from increasing our revenue or achieving profitability.

Our antibody discovery platform technology may not meet the expectations of our partners, which means our business, financial condition, results of operations and prospects could suffer.

Our success depends on, among other things, the market’s confidence that our platform is capable of substantially shortening the amount of time necessary to perform certain research activities as compared to the use of legacy and other alternative technologies, and will enable more efficient or improved pharmaceutical and biotechnology product development. For example, while we have in the past been able to identify a potential drug candidate for human testing within 90 days, there is no assurance that we will be able to do so on this timeframe again in the future, or at all. To date, we have only had one program result in clinical milestone payments to us and we have not yet had a program receive clinical marketing approval, which may reduce our partners confidence in our platform. We also believe that pharmaceutical and biotechnology companies are likely to be particularly sensitive to defects and errors in the use of our platform, including if our platform fails to deliver meaningful acceleration of certain research timelines accompanied by results at least as good as the results generated using legacy or other alternative technologies. There can be no guarantee that our platform will meet the expectations of pharmaceutical and biotechnology companies.

If we are unable to support demand for our antibody discovery platform, including ensuring that we have adequate teams and facilities to meet increased demand, or if we are unable to successfully manage our anticipated growth, our business could suffer.

We have experienced significant growth in the number of programs under contract in recent periods for which we are conducting research discovery activities. As we secure additional programs under contract and as our partners initiate discovery programs, our operational capacity to execute such research activities may become strained. We are also planning to devote significant resources to vertical integration into our platform. As a result, our strategy requires us to successfully scale our teams and facilities to meet future demand for our solutions. Our ability to grow our capacity will depend on our ability to expand our workforce and our facilities, and increase efficiency through automation and software solutions. We may also need to purchase additional equipment, some of which can take several months or more to procure and set up. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities or process enhancements will be successfully implemented and in a timely manner. For example, we are currently investigating expansion of facilities in Vancouver. As limited facilities with appropriate capabilities are available in Vancouver, such facilities require purpose-built buildings often with rezoning requirements. Such projects are typically long in duration and subject to delays. Failure to manage this growth could result in delays, higher costs, declining quality, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our data packages and could damage our reputation and the prospects for our business.

Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to grow.

In addition to our consolidated financial results, our management regularly reviews a number of operating and financial metrics, including number of programs under contract, the trend of potential downstream revenue terms (milestones and royalties) of the portfolio, the performance of the portfolio in probability of success in achieving clinical milestones as compared to historical averages and the performance of the portfolio in the time taken to achieve clinical milestones, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that these metrics are representative of our current business; however, these metrics may not accurately reflect all aspects of our business and we anticipate that these metrics may change or may be substituted for additional or different metrics as our business grows and as we introduce new solutions. If our management fails to review other relevant information or change or substitute the key business metrics they review as our business grows, their ability to accurately formulate financial projections and make strategic decisions may be compromised and our business, financial results and future growth prospects may be adversely impacted.

The sizes of the markets and forecasts of market growth for the demand of our antibody discovery platform and other of our key performance indicators are based on a number of complex assumptions and estimates, and may be inaccurate.

We estimate annual total addressable markets and forecasts of market growth for our platform, data packages and technologies. We have also developed a standard set of key performance indicators in order to enable us to assess the performance of our business in and across multiple markets, and to forecast future revenue. These estimates, forecasts and key performance indicators are based on a number of complex assumptions, internal and third party estimates and other business data, including assumptions and estimates relating to our ability to generate revenue from the development of new workflows. While we believe our assumptions and the data underlying our estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and indicators. As a result, our estimates of the annual total addressable market and our forecasts of market growth and future revenue from technology access fees, discovery research fees, milestone payments or royalties may prove to be incorrect, and our key business metrics may not reflect our actual performance. For example, if the annual total addressable market or the potential market growth for our platform is smaller than we have estimated or if the key business metrics we utilize to forecast revenue are inaccurate, it may impair our sales growth and have an adverse impact on our business, financial condition, results of operations and prospects.

We must adapt to rapid and significant technological change and respond to introductions of new products and technologies by competitors to remain competitive.

We provide our antibody discovery solution and capabilities in industries that are characterized by significant enhancements and evolving industry standards. As a result, our partners’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, our platform may become less desirable in the markets we serve, and our partners could move to new technologies offered by our competitors, or engage in antibody discovery themselves. Though we believe partners in our markets display a significant amount of loyalty to their supplier of research or a particular product or service, we also believe that because of the initial time investment required by many of our partners to reach a decision about whether to partner with us, it may be difficult to regain that customer once the customer enters into a partnership or collaboration agreement with a competitor. Without the timely introduction of new solutions and technological enhancements, our offerings will likely become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies and markets to further broaden and deepen our capabilities and expertise in antibody drug discovery and development . For example, to the extent we fail to timely introduce new and innovative technologies or solutions, adequately predict our partners’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory information management system, our computational biology system, our knowledge management system, our customer reporting, our platform, our advanced automation systems, and advanced application software. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. These implementations were expensive and required a significant effort in terms of both time and effort. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including manufacturing operations, laboratory operations, data analysis, quality control, customer service and support, billing, research and development activities, scientific and general administrative activities. A significant risk in implementing these systems, for example, is the integration and communication between separate IT systems.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious software, bugs or viruses, human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

Our sales and marketing organization is currently limited, and if we are unable to expand our marketing and salesforce to reach our existing and potential partners, our business may be adversely affected.

Until 2019, our sales and marketing team has been limited, with only one dedicated business development person supported by two to three marketing staff who are primarily focused on scientific writing. This activity has been complemented with research and development staff attending a variety of scientific conferences which has helped increase the business development pipeline. We will need to expand our commercial organization in order to effectively market our solutions to existing and new partners. Competition for employees capable of negotiating and entering into partnerships with pharmaceutical and biotechnology companies is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our platform and limit our revenue growth and potential profitability. In addition, the time and cost of establishing a specialized sales, marketing and service force for a particular service may be difficult to justify in light of the revenue generated or projected.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to successfully sell our programs and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, engineers and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of key members of our senior management team, including Carl Hansen, Ph.D., our founding Chief Executive Officer, Véronique Lecault, Ph.D., our co-founder and Chief Operating Officer, Andrew Booth, our Chief Financial Officer, Tryn Stimart, our Chief Legal Officer, and Ester Falconer, Ph.D., our Head of Research and Development. The individual and collective efforts of these employees will be important as we continue to develop our platform and our technology, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. While certain of our executive officers are party to employment contracts with us, we cannot guarantee their retention for any period of time beyond the applicable notice period.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and engineers. We may not be able to attract or retain qualified scientists and engineers in the future due to the competition for qualified personnel among life science businesses. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and engineering personnel. We may have difficulties locating, recruiting or retaining qualified salespeople. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. A key risk in this area, for example, is that certain of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

We have made technology acquisitions and expect to acquire businesses or assets or make investments in other companies or technologies that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

We have made technology acquisitions and expect to pursue acquisitions of businesses and assets in the future. We also may pursue strategic alliances and joint ventures that leverage our technologies and industry experience to expand our offerings or distribution. Although we have acquired other businesses or assets in the past, including our acquisition of Lineage in March 2017, our acquisition of the OrthoMab bispecific platform from Dualogics, LLC in June 2020 and our acquisition of Trianni in November 2020, we may not be able to find suitable partners or acquisition or asset purchase candidates in the future, and we may not be able to complete such transactions on favorable terms, if at all. The competition for partners or acquisition candidates may be intense, and the negotiation process will be time-consuming and complex. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, these acquisitions may not strengthen our competitive position, the transactions may be viewed negatively by partners or investors, we may be unable to retain key employees of any acquired business, relationships with key suppliers, manufacturers or partners of any acquired business may be impaired due to changes in management and ownership, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot guarantee that we will be able to fully recover the costs of any acquisition. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture. We also may experience losses related to investments in other companies, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Acquisitions may also expose us to a variety of international and business related risks, including intellectual property, regulatory laws, local laws, tax and accounting.

To finance any acquisitions or asset purchase, we may choose to issue securities as consideration, which would dilute the ownership of our shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common shares is low or volatile, we may not be able to acquire companies or assets using our securities as consideration.

Our business could become subject to government regulation and the regulatory approval and maintenance process may be expensive, time-consuming and uncertain both in timing and in outcome.

Our data packages are currently not subject to the clearance or approval of the FDA. However, our business could in future become subject to regulation by the FDA, or comparable international agencies. For example, in May 2020, we announced that we received a commitment from the Government of Canada under Innovation, Science and Economic Development’s, or ISED, Strategic Innovation Fund, or SIF, of up to CAD $175.6 million ($125.6 million), the proceeds of which we plan to use to build a GMP facility in Vancouver, British Columbia, which will house our manufacturing and manufacturing support infrastructure. This facility, once completed, will become subject to various regulations, which could include regular inspections, certifications and audits. Such regulatory approval processes or clearances may be expensive, time-consuming and uncertain, and our failure to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition and operating results. In addition, changes to the current regulatory framework, including the imposition of additional or new regulations, including regulation of our data packages, could arise at any time, which may negatively affect our ability to obtain or maintain FDA or comparable regulatory approval of our data packages or future products, if required.

Our billing and collections processing activities are time-consuming, and any delay in transmitting invoices or failure to comply with applicable billing requirements, could have an adverse effect on our future revenue.

Billing for our data packages can be time-consuming, as many of our partners are large pharmaceutical or biotechnology companies and engage various models for their accounts payable matters, including outsourcing to third parties. We may face increased risk in our collection efforts, including long collection cycles and the risk that we may never collect at all, which could require to write-off significant accounts receivable and recognize bad debt expenses, which could adversely affect our business, financial condition, results of operations and prospects.

If our operating facility becomes damaged or inoperable or we are required to vacate our facility, our ability to conduct and pursue our research and development efforts may be jeopardized.

We currently derive the majority of our revenue based upon scientific and engineering research and development and testing conducted at a single facility located in Vancouver, British Columbia. Our facility and equipment could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond our control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for us to support our partners and develop updates, upgrades and other improvements to our technology and platform, advanced automation systems, and advanced application and workflow software for some period of time. The inability to address system issues could develop if our facility is inoperable or suffers a loss of utilization for even a short period of time, may result in the loss of partners or harm to our reputation, and we may be unable to regain those partners or repair our reputation in the future. Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facility, to locate and qualify a new facility or license or transfer our proprietary technology to a third party. Even in the event we are able to find a third party to assist in research and development efforts, we may be unable to negotiate commercially reasonable terms to engage with the third party.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include general liability, property, umbrella and directors’ and officers’ insurance.

Any additional insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful liability claim or series of claims in which judgments exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects, including preventing or limiting the use of our platform to discover antibodies.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.

The COVID-19 pandemic could adversely impact our business.

In late 2019, a novel strain of coronavirus, SARS-CoV-2, which resulted in the evolving COVID-19 pandemic, surfaced in Wuhan, China. Since then, COVID-19 has spread across the globe and to multiple regions within the United States and Canada, including British Columbia, where our primary office and laboratory space is located. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government imposed shelter-in-place orders, quarantines, travel restrictions and other public health safety measures, as well as reported adverse impacts on healthcare resources, facilities and providers, in Canada, across the United States and in other countries. In response to the spread of COVID-19, and in accordance with guidance from provincial and local government authorities, we have restricted access to our facilities mostly to personnel and third parties who must perform critical activities that must be completed on-site, limited the number of such personnel that can be present at our facilities at any one time, and requested that most of our personnel work remotely in compliance with the local government issued guidance. In the event that government authorities were to further modify current restrictions, our employees conducting research and development or manufacturing activities may not be able to access our laboratory and manufacturing space, and our core activities may be significantly limited or curtailed, possibly for an extended period of time.

As a result of the COVID-19 pandemic, or similar pandemics and outbreaks, we have experienced and may continue to experience severe delays and disruptions, including, for example:

•	interruption of or delays in receiving products and supplies from third parties;

•	limitations on our business operations by local, state, provincial and/or federal governments that could impact our ability to sell our data packages;

•	delays in negotiations with partners and potential partners;

•	increases in facilities costs to comply with physical distancing guidance;

•

business disruptions caused by workplace, laboratory and office closures and an increased reliance on employees working from home, travel limitations, cyber security and data accessibility, or communication or mass transit disruptions; and

•

limitations on employee resources that would otherwise be focused on the conduct of our activities, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

Any of these factors could severely impact our research and development activities, business operations and sales, or delay necessary interactions with local regulators, manufacturing sites and other important contractors and partners. These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, and could further adversely impact our ability to conduct our business generally and have a material adverse impact on our operations and financial condition and results.

The extent to which the COVID-19 pandemic may negatively impact our operations and results of operations or those of our stakeholders will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, additional or modified government actions, new information that will emerge concerning the severity and impact of the COVID-19 pandemic and actions to contain the outbreak or treat its impact, such as social distancing, quarantines, lock-downs or business closures.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we generate and store sensitive data, including research data, intellectual property and proprietary business information owned or controlled by ourselves or our employees, partners and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. Further, to the extent our employees are working at home during the COVID-19 pandemic, additional risks may arise as a result of depending on the networking and security put into place by the employees. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, no security measures can be perfect and our information technology and infrastructure may be vulnerable to attacks by hackers or infections by viruses or other malware or breached due to employee erroneous actions or inactions by our employees or contractors, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.

Additionally, although we maintain cybersecurity insurance coverage, we cannot be certain that such coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of Canada and the United States.

We currently have limited operations outside of Canada and the United States, but our business strategy incorporates potentially significant international expansion. We currently maintain relationships with partners outside of Canada and the United States, and may in the future enter into new relationships. We also have a wholly owned subsidiary in Australia. Doing business internationally involves a number of risks, including:

•

multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, tariffs, economic sanctions and embargoes, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us or our distributors to obtain approvals to conduct our business in various countries;

•	differing intellectual property rights;

•	complexities and difficulties in obtaining intellectual property protection, enforcing our intellectual property and defending against third party intellectual property claims;

•	difficulties in staffing and managing foreign operations;

•	logistics and regulations associated with shipping systems and parts and components for systems, consumables and reagent kits, as well as transportation delays;

•	travel restrictions that limit the ability of marketing, presales, sales, services and support teams to service partners;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our data packages, and exposure to foreign currency exchange rate fluctuations;

•	international trade disputes that could result in tariffs and other protective measures;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the Canadian Corruption of Foreign Public Officials Act, or CFPOA, or U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our business, financial condition, results of operations and prospects. In addition, certain international markets are subject to significant political and economic uncertainty, including for example the effect of the withdrawal of the United Kingdom from the European Union. Significant political and economic developments in international markets for which we intend to operate, or the perception that any of them could occur, creates further challenges for operating in these markets in addition to creating instability in global economic conditions.

Our business activities are subject to the FCPA and other anti-bribery and anti-corruption laws of the United States and other countries in which we operate, as well as U.S. and certain foreign export controls and trade sanctions. Violations of such legal requirements could subject us to liability.

We are subject to the FCPA, which among other things prohibits companies and their third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Companies in the biotechnology and biopharmaceutical field are highly regulated and therefore involve interactions with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. We are also subject to the Canadian equivalent to the FCPA, the CFPOA. These laws are complex and far-reaching in nature, and, as a result, there is no certainty that all of our employees, agents or contractors will comply with such laws and regulations. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, financial condition, results of operations and prospects. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

In addition, our data packages may be subject to U.S. and foreign export controls and trade sanctions. Compliance with applicable regulatory requirements regarding the export of our data packages may create delays in us providing our data packages in international markets or, in some cases, prevent the export thereof to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our data packages by, or in our decreased ability to export our data packages to, existing or potential customers with international operations. Any decreased use of our data packages or limitation on our ability to export or sell our data packages would likely adversely affect our business.

Our employees, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States, Canada and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.

We use biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against us.

We work with materials, including chemicals, biological agents and compounds that could be hazardous to human health and safety or the environment. Our operations also produce hazardous and biological waste products. Federal, provincial, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We are subject to periodic inspections by Canadian provincial and federal authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties.

In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which could cause an interruption of our commercialization efforts, research and development programs and business operations, as well as environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations. In the event of contamination or injury, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Once completed, our manufacturing operations will be dependent upon third party suppliers, including single source suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We plan to build a GMP facility in Vancouver, British Columbia, to house our manufacturing and manufacturing support infrastructure. We anticipate that some of the suppliers of critical components or materials for our processes may be single or sole source suppliers and the replacement of these suppliers or the identification and qualification of suitable second sources may require significant time, effort and expense, and could result in delays in production, which could negatively impact our business operations and revenue. There can be no assurance that our supply of components necessary for the operation of this facility will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In addition, loss of any critical component provided by a single source supplier could require us to change the design of our manufacturing process based on the functions, limitations, features and specifications of the replacement components.

In addition, several other non-critical components and materials that comprise our systems are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our systems unless and until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	a modification or change in a manufacturing process or part that unknowingly or unintentionally negatively impacts the operation of our systems;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other partners.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our partners, which would have an adverse effect on our business.

Although we expect that the acquisition of Trianni will result in synergies and other benefits to us, we may not realize those benefits because of difficulties related to integration.

In November 2020, we consummated the Trianni acquisition. We expect that the integration process will require significant time and resources, and we may not be able to manage the process successfully. If we are not able to successfully integrate Trianni’s businesses with ours, the anticipated benefits of the Trianni acquisition may not be realized fully or may take longer than expected to be realized. For instance, in connection with the acquisition, we acquired a suite of transgenic humanized rodent lines currently being validated and available for discovery projects in the near future. There can be no assurance that these rodent lines will ever be validated or available for use by us or our partners. Further, it is possible that we will experience disruption of either company’s or both companies’ ongoing businesses, including as we continue to service Trianni’s existing contracts for the foreseeable future. We may also incur higher than expected costs as a result of the acquisition or experience an overall post-completion process that takes longer than originally anticipated. In addition, at times the attention of certain members of our management and resources may be focused on integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt our ongoing business and the business of the combined company. We expect to incur, significant, non-recurring costs in connection with the acquisition of Trianni and integrating our operations with Trianni’s, including costs to maintain employee morale and to retain key employees. Management cannot ensure that the elimination of duplicative costs or the realization of other efficiencies will offset the transaction and integration costs in the near term or at all. Furthermore, uncertainty about the effect of the Trianni acquisition on our business, employees, customers, third parties with whom we have relationships may have an adverse effect on our business, financial condition, results of operations and prospects. In addition, such challenges in integrating our acquisition of Trianni may be magnified by the ongoing COVID-19 pandemic.

Other potential difficulties we may encounter as part of the integration process include (i) the challenge of integrating complex systems, operating procedures, regulatory compliance programs, technology, networks and other assets of Trianni in a seamless manner that minimizes any adverse impact on our employees, patients, suppliers and other business partners; and (ii) potential unknown liabilities, liabilities that are significantly larger than we currently anticipate and unforeseen increased expenses or delays associated with the acquisition, including costs to integrate Trianni’s business that may exceed the costs that we currently anticipate. Accordingly, the contemplated benefits of the Trianni acquisition may not be realized fully, or at all, or may take longer to realize than expected.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our technology, including our platform and Celium, our proprietary antibody visualization software, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies or a platform similar or identical to ours, and our ability to successfully sell our data packages may be impaired.

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage of our competitors’ products and services, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

Our success depends in large part on our ability to obtain and maintain adequate protection of the intellectual property we may own solely and jointly with others or otherwise have rights to, particularly patents, in the United States, Canada and in other countries with respect to our platform, our software and our technologies, without infringing the intellectual property rights of others.

We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking patents intended to cover our platform and related technologies and uses thereof, as we deem appropriate. Our patents and patent applications in the United States, Canada and certain foreign jurisdictions relate to our technology. However, obtaining and enforcing patents in our industry is costly, time-consuming and complex, and we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. There can be no assurance that the claims of our patents (or any patent application that issues as a patent), will exclude others from making, using or selling our technology or technology that is substantially similar to ours. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. In countries where we have not sought and do not seek patent protection, third parties may be able to manufacture and sell our technology without our permission, and we may not be able to stop them from doing so. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

As of September 30, 2020, we owned or had exclusive licenses to 38 issued or allowed patents and 40 pending patent applications worldwide, which includes 27 issued or allowed U.S. patents and 15 pending U.S. patent applications. We own registered trademarks and trademark applications for AbCellera and Celium, in the U.S., Canada and Europe. It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties. It is possible that others will design around our current or future patented technologies. As a result, our owned and licensed patents and patent applications comprising our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar to any of our technology.

It is possible that in the future some of our patents, licensed patents and patent applications may be challenged at the United States Patent and Trademark Office, or USPTO, or in proceedings before the patent offices of other jurisdictions. We may not be successful in defending any such challenges made against our patents or patent applications. Any successful third party challenge to our patents could result in loss of exclusivity or freedom to operate, patent claims being narrowed, the unenforceability or invalidity of such patents, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, limit the duration of the patent protection of our technology, and increased competition to our business. We may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceeding can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business.

Any changes we make to our technology, including changes that may be required for commercialization or that cause them to have what we view as more advantageous properties may not be covered by our existing patent portfolio, and we may be required to file new applications and/or seek other forms of protection for any such alterations to our technology. There can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to our technology.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States or elsewhere.

Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our technology.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. We may not develop additional proprietary platforms, methods and technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our technology or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our and our licensors’ ability to obtain new patents or to enforce existing patents and may facilitate third party challenges to any owned or licensed patents.

Issued patents covering our platform and technology could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents or amendment to our patents in such a way that they no longer cover our platform and our technology, which may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

We may not be aware of all third party intellectual property rights potentially relating to our platform or technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and we or our licensors might not have been the first to file patent applications for these inventions. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications or licensed patents and patent applications has been found, which could be used by a third party to challenge their validity, or prevent a patent from issuing from a pending patent application.

To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

We rely on in-licenses from third parties. If we lose these rights, our business may be materially adversely affected, our ability to develop improvements to our technology stack and drug-discovery platform may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation as well as the potential loss of or limitations on our ability to incorporate the technology covered by these license agreements.

We are party to a royalty-bearing license agreement with the University of British Columbia that grants us exclusive rights to exploit certain patent rights that are related to our systems. Through our acquisition of Lineage, we obtained an exclusive license from Stanford University to patents and patent applications directed toward immune repertoire sequencing. We may need to obtain additional licenses from others to advance our research, development and commercialization activities. Some of our license agreements impose, and we expect that any future exclusive in-license agreements will impose, various development, diligence, commercialization and other obligations on us. We may enter into engagements in the future, with other licensors under which we obtain certain intellectual property rights relating to our platform and technology. These engagements take the form of exclusive license or of actual ownership of intellectual property rights or technology from third parties. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those agreements. In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties.

Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:

•	the scope of rights granted under the agreements and other interpretation-related issues;

•	the extent to which our systems and consumables, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore, including in connection with any aforementioned disputes, terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop technologies similar to ours. In addition, absent the rights granted to us under such license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and if such litigation by the licensor is successful we may be required to pay damages to our licensor, or we may be required to cease our development and commercialization activities which are deemed infringing, and in such event we may ultimately need to modify our activities or technologies to design around such infringement, which may be time- and resource-consuming, and which may not be ultimately successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our rights to certain components of our technology stack, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, certain of our agreements with third parties may provide that intellectual property arising under these agreements, such as data that could be valuable to our business, will be owned by the counterparty, in which case, we may not have adequate rights to use such data or have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us.

If we cannot acquire or license rights to use technologies on reasonable terms or if we fail to comply with our obligations under such agreements, we may not be able to commercialize new technologies or services in the future and our business could be harmed.

In the future, we may identify third party intellectual property and technology we may need to license in order to engage in our business, including to develop or commercialize new technologies or services, and the growth of our business may depend in part on our ability to acquire, in-license or use this technology. However, such licenses may not be available to us on acceptable terms or at all. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor in return for the use of such licensor’s technology, lump-sum payments, payments based on certain milestones such as sales volumes, or royalties based on sales of our platform. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. We may also need to acquire or negotiate licenses to patents or patent applications before or after introducing a new service. The acquisition and licensing of third party patent rights is a competitive area, and other companies may also be pursuing strategies to acquire or license third party patent rights that we may consider attractive. We may not be able to acquire or obtain necessary licenses to patents or patent applications. Even if we are able to obtain a license to patent rights of interest, we may not be able to secure exclusive rights, in which case others could use the same rights and compete with us.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize technology covered by these license agreements. If these licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects. Additionally, termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more technologies that rely on such agreements.

While we still face all of the risks described herein with respect to those agreements, we cannot prevent third parties from also accessing those technologies. In addition, our licenses may place restrictions on our future business opportunities.

In addition to the above risks, intellectual property rights that we license in the future may include sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to further commercialize our technology may be materially harmed.

Further, we may not have the right to control the prosecution, maintenance and enforcement of all of our licensed and sublicensed intellectual property, and even when we do have such rights, we may require the cooperation of our licensors and upstream licensors, which may not be forthcoming. Our business could be adversely affected if we or our licensors are unable to prosecute, maintain and enforce our licensed and sublicensed intellectual property effectively.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we in-license. If other third parties have ownership rights to patents or patent applications we in-license, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our business, financial condition, results of operations and prospects could be materially and adversely affected if we are unable to enter into necessary agreements on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the acquired or licensed patents or other rights are found to be invalid or unenforceable. Moreover, we could encounter delays in the introduction of services while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, which could harm our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our platform, software, systems, workflows and processes in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Canada can be less extensive than those in the United States and Canada. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and Canada, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. Further, we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States and Canada, or from selling or importing products made using our inventions in and into the United States, Canada or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own platform or technologies and may also sell their products or services to territories where we have patent protection, but enforcement is not as strong as that in the United States and Canada. These platforms and technologies may compete with ours. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents. In many foreign countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, or that are initiated against us, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and Canada and foreign countries may affect our ability to obtain adequate protection for our technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

•	we, or our current or future collaborators, might not have been the first to make the inventions covered by the issued patents and pending patent applications that we license or may own in the future;

•	we, or our current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

•	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

•	we cannot ensure that we will be able to further commercialize our technology on a substantial scale, if approved, before the relevant patents that we own or license expire;

•	we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our technology;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or intellectual property rights of others may harm our business; and

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our information and our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our technology platform, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such party, it could result in significant cost and distraction.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, some courts both within and outside the United States and Canada may be less willing, or unwilling, to protect trade secrets.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could harm our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have employed and expect to employ individuals who were previously employed at universities or other companies. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential technologies and solutions, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our technologies or platform. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we have and may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered AbCellera in the United States and Canada as well as certain of our trademarks outside of the United States and Canada. If we apply to register these trademarks in other countries, and/or other trademarks in the United States, Canada and other countries, our applications may not be allowed for registration in a timely fashion or at all; and further, our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third party rights, we may not be able to use these trademarks to market our technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. And, over the long-term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially adversely impacted.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, partners or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our systems, including our software, workflows, consumables and reagent kits. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain partners or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are and in the future may be involved in litigation and other proceedings related to intellectual property, which could be time-intensive and costly and may adversely affect our business, financial condition, results of operations and prospects.

In recent years, there has been significant litigation in the United States and other jurisdictions involving intellectual property rights. We are and may in the future be involved with litigation or actions at the USPTO or the patent offices of other jurisdictions with various third parties that claim we or our partners using our solutions have misappropriated, misused or infringed other parties’ intellectual property rights. We expect that the number of such claims may increase as our business and the level of competition in our industry segments, grow. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments, or result in potential or existing partners delaying purchases of our data packages or entering into engagements with us pending resolution of the dispute.

As we move into new markets and applications for our platform, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and, in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part upon our ability to develop, manufacture, market and sell any products and services that we may develop and use without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties, or the invalidity of such patents or proprietary rights.

Our research, development and commercialization activities may in the future be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other patent challenges, both within and outside the United States and Canada, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Third parties may initiate legal proceedings against us or our licensor, and we or our licensor may initiate legal proceedings against third parties. The outcome of such proceedings would be uncertain and could have a material adverse effect on the success of our business. Numerous U.S., Canadian and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our platform and technology. As the biotechnology industry expands and more patents are issued, the risk increases that our technologies may be subject to claims of infringement of the patent rights of third parties.

Additionally, the risks of being involved in such litigation and proceedings may increase if our technology nears commercialization and if we gain greater visibility associated with being a public company. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and one or more third parties may assert that our technologies infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. An unfavorable outcome in any such proceeding could require us to cease using the related technology or developing or commercializing our technology, or to attempt to license rights to it from the prevailing party, which may not be available on commercially reasonable terms, or at all.

Third parties may assert that we are employing their proprietary technology without authorization. We are also aware of issued U.S. patents and patent applications with subject matter related to our platform, systems, workflows and processes, and there may be other related third party patents or patent applications of which we are not aware.

It is possible that we are or may become aware of patents or pending patent applications that we think do not relate to our technology or that we believe are invalid or unenforceable, but that may nevertheless be interpreted to encompass our technology and to be valid and enforceable. Thus, we do not know with certainty that our technology, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

In addition, we may receive in the future, correspondence from third parties referring to the relevance of such third parties’ intellectual property to our technology, our workflows or our advanced automated systems, and we are currently engaged in litigation with one such third party, Berkeley Lights. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future programs or technologies may infringe. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our platform, or the systems, workflows, consumables and reagent kits that comprise our platform, infringes these patents. As to pending third party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our platforms, including our systems, workflows, consumables and reagent kits. Under the applicable law of certain jurisdictions, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our technologies. We may incorrectly determine that our technologies are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our technologies.

There can be no assurance that we will prevail in any suit initiated against us by third parties, successfully settle or otherwise resolve patent infringement claims. A court of competent jurisdiction could hold that third party patents are valid, enforceable and infringed, which could materially and adversely affect our ability and the ability of our licensor to commercialize any technology we may develop and any other technologies covered by the asserted third-party patents. Third parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell data packages, and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors and other third parties gaining access to the same intellectual property. In addition, we could encounter delays and incur significant costs in service introductions while we attempt to develop alternative processes, technologies or services, or redesign our technologies or services, to avoid infringing third party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses or to develop a workaround could prevent us from commercializing products or services, and the prohibition of sale or the threat of the prohibition of sale of any of our data packages could materially affect our business and our ability to gain market acceptance for our technologies. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

In addition, our agreements with some of our partners, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations and prospects.

Any uncertainties resulting from the initiation and continuation of any litigation or administrative proceeding could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

The outcome of our litigation with Berkeley Lights may adversely affect our business, financial condition, results of operations and prospects.

In July 2020, we filed a complaint against Berkeley Lights, Inc., or Berkeley, in the United States District Court for the District of Delaware, alleging that Berkeley infringed and continues to infringe, directly and indirectly, the following patents exclusively licensed by the Company, including U.S. Patent Nos. 10,107,812; 10,274,494; 10,466,241; 10,578,618; 10,697,962; 10,087,408; 10,421,936 and 10,704,018, by making, using, offering for sale, selling and/or importing Berkeley’s Beacon Optofluidic System. In August 2020, we filed an additional related complaint against Berkeley in the United States District Court for the District of Delaware, alleging that Berkeley infringed and continues to infringe, directly and indirectly, U.S. Patent Nos. 10,718,768;

10,738,270; 10,746,737 and 10,753,933. In September 2020, we filed another complaint against Berkeley in the United States District Court for the District of Delaware, alleging that Berkeley infringed and continues to infringe, directly and indirectly, U.S. Patent Nos. 10,775,376; 10,775,377 and 10,775,378. In these lawsuits, we are seeking, among other things, a judgment of infringement, a permanent injunction and damages (including lost profits, a reasonable royalty, reasonable costs and attorney’s fees and treble damages for willful infringement). These lawsuits remain pending.

In August 2020, Berkeley filed a complaint in the Northern District of California against us and our wholly-owned subsidiary Lineage Inc. The complaint includes two counts of unfair competition and one count of non-infringement of a U.S. patent: Patent No. 10,058,839 (the “’839 patent”). Berkeley is seeking, among other things, damages and a declaratory judgment of non-infringement of the ’839 patent. The lawsuit remains pending. We believe the action filed by Berkeley is without merit and have moved to dismiss the above action for lack of jurisdiction and failure to state a claim upon which relief can be granted pursuant to Federal Rules of Civil Procedure 12(b) 1, 2, and 6.

In the event that Berkeley Lights were to prevail in the litigation against us, as a result of which Berkeley could continue to sell its products, it could reduce our competitive advantage and differentiation in the market place, impairing our ability to bring in new business. Furthermore, Berkeley may seek to invalidate the asserted patents during the litigation. If Berkeley succeeds in invalidating the asserted patents, the strength of our intellectual property portfolio could be adversely affected and our ability to protect our technology, business and reputation or to generate licensing revenue from our intellectual property would be adversely impacted.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur substantial costs and divert the attention of our management and technical personnel from their normal responsibilities in defending against any of these claims. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Such litigation or proceedings could substantially increase our operating costs and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our data packages.

Litigation may be necessary for us to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. We are currently engaged in a lawsuit with Berkeley Lights based upon our allegations of its infringement of our intellectual property rights and we may become involved in additional lawsuits in the future. If we do not prevail in such legal proceedings, we may be required to pay damages, we may lose significant intellectual property protection for our technologies, such that competitors could copy our technologies and we could be forced to cease selling certain of our data packages. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition, results of operations and prospects. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuits are unpredictable. Even if we do prevail in any future litigation related to intellectual property rights, the cost and time requirements of the litigation could negatively impact our financial results.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on issued United States and most foreign patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications in order to maintain such patents and patent applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, if we or our licensors fail to maintain the patents and patent applications covering our products and technology our competitors may be able to enter the market with similar or identical products or technology without infringing our patents and this circumstance would have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position on our technology for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our platform or technology are obtained, once the patent life has expired, we may be open to competition from others. If our platform or technologies require extended development and/or regulatory review, patents protecting our platform or technologies might expire before or shortly after we are able to successfully commercialize them. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing processes or technologies similar or identical to ours.

Our use of open source software could compromise our ability to offer our data packages and subject us to possible litigation.

We use open source software in connection with our technology and computational engine of our platform, Celium. Companies that incorporate open source software into their technologies and services have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technologies that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Some intellectual property that we have in-licensed may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Some of our intellectual property rights may have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our technology pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act, and implementing regulations. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us or our licensors to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if we, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. These time limits have recently been changed by regulation, and may change in the future. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. To date, only our work in helping develop LY-CoV555 may be subject to government funding or “march-in” rights. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Risks Related to This Offering and Ownership of Our Common Shares

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and applicable Canadian laws, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In our efforts to maintain proper and effective internal control over financial reporting, we may discover significant deficiencies or material weaknesses in our internal control over financial reporting, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which may harm the market price of our shares.

In connection with the audit of our financial statements as of and for the years ended December 31, 2019 and 2018, a material weakness in our internal control over financial reporting was identified and we may identify additional material weaknesses in the future.

In connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2019 and 2018, a material weakness (as defined under the Exchange Act and by the auditing standards of the U.S. Public Company Accounting Oversight Board, or “PCAOB”), was identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Specifically, there was a material adjustment in our financial statements required due to an overstatement of lease liability upon adoption of ASU 2016-02, Leases (Topic 842), as well as certain other adjustments. In the aggregate, such adjustments amounted to a material weakness. The material weakness resulted from a lack of resources and experience within our finance function with respect to our transition to U.S. GAAP, and our change in measurement currency from Canadian dollars to U.S. dollars.

Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

We have begun taking measures, and plan to continue to take measures, to remediate this material weakness. These measures include hiring or engaging additional accounting personnel with familiarity with reporting under

U.S. GAAP, and implementing and adopting additional controls and procedures. However, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and, if so, we would not be able to conclude that they have been fully remedied. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities.

We do not know whether an active, liquid and orderly trading market will develop for our common shares or what the market price of our common shares will be and, as a result, it may be difficult for you to sell your common shares.

Prior to this offering, there was no public trading market for our common shares. Although we have applied to list our common shares on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common shares is not active. The initial public offering price for our common shares will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common shares after the offering. As a result of these and other factors, you may be unable to resell your common shares at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our common shares as consideration.

The market price of our common shares may be volatile, and you could lose all or part of your investment.

The trading price of our common shares following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume These factors include:

•	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;

•	the introduction of new technologies or enhancements to existing technology by us or others in our industry;

•	our inability to establish additional collaborations;

•	departures of key scientific or management personnel;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or antibody discovery in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common shares by us or our shareholders in the future;

•	trading volume of our common shares;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or shareholder litigation;

•	the impact of the ongoing COVID-19 pandemic on our business;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The Nasdaq Global Market and technology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. If the market price of our common shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition and results of operations.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is expected to be substantially higher than the net tangible book value per common share. Investors purchasing common shares in this offering will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, investors purchasing common shares in this offering will incur immediate dilution of $            per share as of September 30, 2020, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the initial public offering price. Further, investors purchasing common shares in this offering will contribute approximately     % of the total amount invested by shareholders since our inception but will own only approximately     % of the total number of common shares outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent that outstanding stock options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing common shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Future sales and issuances of our common shares or rights to purchase common shares, including pursuant to our Employee Incentive Share Plan, or EISP, could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanded research and development activities, and costs associated with operating as a public company. To raise capital, we may sell common shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common shares, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common shares, including common shares sold in this offering.

Pursuant to our new incentive plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, our management is authorized to grant stock options to our employees, directors and consultants.

Initially, the aggregate number of our common shares that may be issued pursuant to share awards under the EISP will be                shares. The number of common shares reserved for issuance under the EISP shall be cumulatively increased on                and each                thereafter by    % of the total number of common shares outstanding on                of the preceding calendar year or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our shareholders may experience additional dilution, which could cause our share price to fall.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or grant licenses on terms unfavorable to us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase or maintain the value of your investment.

We do not intend to pay dividends on our common shares, so any returns will be limited to the value of our common shares.

We currently anticipate that we will retain future earnings for the development, operation, expansion and continued investment into our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, we may enter into agreements that prohibit us from paying cash dividends without prior written consent from our contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Any return to shareholders will therefore be limited to the appreciation of their common shares, which may never occur.

Our principal shareholders and management own a significant percentage of our shares and will be able to exert significant influence over matters subject to shareholder approval.

Based on the number of shares outstanding on a fully diluted basis as of October 31, 2020, our executive officers, directors, and 5% shareholders will beneficially own approximately 47% of our common shares. Non-executive employees will beneficially own an additional 20% of our common shares on a fully diluted basis. After the sale and issuance of                shares in this offering, our executive officers, directors, and 5% shareholders will beneficially own approximately    % of our common shares. Therefore, after this offering, these shareholders will have the ability to influence us through this ownership position. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares that you may feel are in your best interest as one of our shareholders.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved, and an exemption from compliance with the requirement of the Public Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common shares that are held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, if we are a smaller reporting company with less than $100.0 million in annual revenue, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC, and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say-on-pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices we charge for our data packages. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Pursuant to Section 404, in our second annual report due to be filed with the SEC after becoming a public company, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company or a smaller reporting company with less than $100.0 million in annual revenue, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the market price of our shares.

Sales of a substantial number of our common shares by our existing shareholders in the public market could cause our share price to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common shares could decline. Based on the number of common shares outstanding as of September 30, 2020, and after giving effect to the sale of                common shares in this offering, upon the closing of this offering, we will have outstanding a total of                common shares. Of these shares, only the common shares sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless purchased by our affiliates. In connection with this offering, our officers, directors and substantially all of our securityholders have agreed to be subject to a contractual lock-up with the underwriters, which will expire 180 days after the date of this prospectus. Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp., however, may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Common shares that are either subject to outstanding options reserved for future issuance under our ESIP, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. Additionally, common shares that are issuable upon the exercise of share options will become eligible for sale in the public market to the extent permitted by the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional common shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

After this offering, the holders of                common shares will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common shares.

We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States.

We are governed by the Business Corporations Act (British Columbia), or BCBCA, and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law, or DGCL, that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our articles) the BCBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the articles, as applicable, whereas DGCL generally only requires a majority vote; and (ii) under the BCBCA a holder of 5% or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. See “Comparison of British Columbia Law and Delaware Law” elsewhere in this prospectus. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Our articles to be in effect prior to the completion of this offering and certain Canadian legislation contain provisions that may have the effect of delaying, preventing or making undesirable an acquisition of all or a significant portion of our shares or assets or preventing a change in control.

Certain provisions of our articles to be in effect immediately prior to the completion of this offering and certain provisions under the BCBCA, together or separately, could discourage, delay or prevent a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their common shares. These provisions include the establishment of a staggered board of directors, which divides the board into three groups, with directors in each group serving a three-year term. The existence of a staggered board can make it more difficult for shareholders to replace or remove incumbent members of our board of directors. As such, these provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors. Among other things, these provisions include the following:

•	shareholders cannot amend our articles unless such amendment is approved by shareholders holding at least 66 2/3% of the shares entitled to vote on such approval;

•

our board of directors may, without shareholder approval, issue preferred shares in one or more series having any terms, conditions, rights, preferences and privileges as the board of directors may determine; and

•	shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings.

A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. A reviewable acquisition may not proceed unless the Minister is satisfied that the investment is likely to be of net benefit to Canada. If the applicable financial thresholds were exceeded such that a net benefit to Canada review would be required, this could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation has a pre-merger notification regime and mandatory waiting period that applies to certain types of transactions that meet specified financial thresholds, and permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us.

Our articles to be in effect prior to the completion of this offering designate specific courts in Canada and the United States as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our articles to be in effect prior to the completion of this offering, unless we consent in writing to the selection of an alternative forum, the courts of the Province of British Columbia and the appellate courts therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us; (c) any action or proceeding asserting a claim arising out of any provision of the BCBCA or our articles (as either may be amended from time to time); or (d) any action or proceeding asserting a claim or otherwise related to our affairs, or the Canadian Forum Provision. The Canadian Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. In addition, our articles to be in effect prior to the completion of this offering further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act, or the U.S. Federal Forum Provision. In addition, our articles to be in effect prior to the completion of this offering provide that any person or entity purchasing or otherwise acquiring any interest in our common shares is deemed to have notice of and consented to the Canadian Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Canadian Forum Provision and the U.S. Federal Forum Provision in our articles to be in effect prior to the completion of this offering may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our amended articles to be in effect prior to the completion of this offering may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including courts in Canada and other courts within the U.S., will enforce our U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The U.S. Federal Forum

Provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The courts of the Province of British Columbia and the United States District Court for the District of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

Because we are a Canadian company, it may be difficult to serve legal process or enforce judgments against us.

We are incorporated and maintain operations in Canada. In addition, while certain of our directors and officers reside in the United States, many of them reside outside of the United States. Accordingly, service of process upon us may be difficult to obtain within the United States. Furthermore, because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States. Therefore, it may not be possible to enforce those actions against us.

In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Canada. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law. Furthermore, it may not be possible to subject foreign persons or entities to the jurisdiction of the courts in Canada. Similarly, to the extent that our assets are located in Canada, investors may have difficulty collecting from us any judgments obtained in the U.S. courts and predicated on the civil liability provisions of U.S. securities provisions.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include the estimated variable consideration included in the transaction price in our contracts with customers, stock-based compensation, and valuation of our equity investments in early-stage biotechnology companies. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common shares.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position, and profit.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our common shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

If we or our non-U.S. subsidiary is a CFC there could be materially adverse U.S. federal income tax consequences to certain U.S. Holders of our common shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” global intangible low taxed income, and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

We believe that we were not a CFC in the 2019 taxable year and that we will not be a CFC in the 2020 taxable year, however, it is possible that we may become a CFC in a subsequent taxable year. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. In addition, those changes to the attribution rules may result in ownership of the stock of our non-U.S. subsidiary being attributed to our U.S. subsidiary, which could result in our non-U.S. subsidiary being treated as a CFC and certain U.S. Holders of our common shares being treated as Ten Percent Shareholders of such non-U.S. subsidiary CFC. In addition, it is possible that, following this offering, a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough of our common shares to be treated as a Ten Percent Shareholder. We cannot provide any assurances that we will assist holders of our common shares in determining whether we or any of our non-U.S. subsidiaries are treated as a CFC or whether any holder of the common shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.

U.S. Holders should consult their tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC, including the possibility and consequences of becoming a Ten Percent Shareholder in our non-U.S. subsidiary that may be treated as a CFC due to the changes to the attribution rules. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a PFIC.

The rules governing passive foreign investment companies, or PFICs, can have adverse effects on U.S. Holders (as defined under “Material U.S. Federal Income Tax Considerations for U.S. Holders”) for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income (such as interest income), or at least 50% of the gross value of our assets (determined on the basis of a weighted quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including good will and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in this offering or in any other financing transaction. If we are treated as a non-publicly traded CFC for the year being tested for purposes of the PFIC rules, the value of our assets will be measured by the adjusted tax basis of our assets. If we were a publicly traded CFC or not a CFC for such year, the value of our assets generally may be determined by reference to the market value of our common shares, which may be volatile. Moreover, our ability to earn specific types of income that will be treated as non-passive for purposes of the PFIC rules is uncertain with respect to future years. We believe we were not classified as a PFIC during the taxable year ended December 31, 2019. Based on current business plans and financial expectations, we do not believe we will be a PFIC for our taxable year ending December 31, 2020. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Accordingly, we cannot provide any assurances regarding our PFIC status for any current or future taxable years.

If we are a PFIC, a U.S. Holder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for certain preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. For more information, see the discussion below under “Material U.S. Federal Income Tax Considerations for U.S. Holders—PFIC Rules”. You are urged to consult your tax advisors regarding the potential consequences to you if we were or were to become a PFIC, including the availability, and advisability, of, and procedure for making, QEF elections.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our expectations regarding the rate and degree of market acceptance of our drug-discovery platform;

•	companies and technologies in our industry that we compete with;

•	our ability to manage and grow our business by expanding our sales to existing partners or introducing our drug-discovery platform to new partners;

•	our ability to provide our partners with a full solution from target to IND submission;

•	our expectations regarding the completion of our GMP facility and our manufacturing capabilities;

•

our ability to establish and maintain intellectual property protection for our technologies and workflows, including with respect to our intellectual property litigation with Berkeley Lights, or avoid or defend against claims of infringement;

•	our ability to attract, hire and retain key personnel and to manage our future growth effectively;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common shares;

•	our ability to attract and retain key scientific and engineering personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	business disruptions affecting our operations and the development of our platform due to the global COVID-19 pandemic;

•	our ability to remediate our material weaknesses;

•	our expectations regarding our PFIC status for our taxable year ending December 31, 2020 or any future taxable year;

•	our expectations regarding the Trianni acquisition and our ability to realize the intended benefits of such transaction;

•	our expectations regarding the use of proceeds from this offering; and

•	our expectations about market trends.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the market for our data packages. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources on assumptions that we have made that are based on such information and other similar sources and on our knowledge of, and expectations about, the markets for our data packages. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                common shares in this offering will be approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional common shares in full), assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $                 million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $                 million, assuming no change in the assumed initial public offering price of $            per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations and growth, to create a public market for our common shares and to enable access to the public equity markets for us and our shareholders.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to continue making investments in research and development efforts towards deepening our technology and expertise along our technology stack, to continue making investments in building our business development team and marketing our solutions to new and existing partners, as well as for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of businesses, technologies or other assets that we believe are complementary to our own. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth of our business.

Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next              months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The expected use of the net proceeds from this offering could change in the future depending on the development and conduct of our business. Our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our share capital in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. In addition, under the terms of our contribution agreements with Western Economic Diversification Canada, we are restricted from paying any dividends until we have repaid the contributions thereunder in full.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2020 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the automatic conversion of all of our outstanding convertible preferred shares as of September 30, 2020 into an aggregate of 8,123,048 common shares as if such conversion had occurred on September 30, 2020, (ii) the issuance of the Convertible Notes and receipt of approximately $90.0 million in gross proceeds therefor, and the conversion of the Convertible Notes into an aggregate of                  shares of common shares upon the completion of this offering, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and (iii) the filing and effectiveness of our new notice of articles and effectiveness of our new articles prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the issuance and sale of                  common shares in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table below together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of September 30, 2020
	Actual		Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except per share and per share data)
Cash and cash equivalents	$91,082	(2)	$	$

Shareholders’ equity (deficit):
Common shares, no par value; unlimited shares authorized and 15,409,130 shares issued and outstanding, actual; unlimited shares authorized and shares issued and outstanding, pro forma; unlimited shares authorized, shares issued and outstanding, pro forma as adjusted	6,374
Convertible preferred shares, no par value; unlimited shares authorized and 8,123,048 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	82,208
Additional paid-in capital	3,453
Accumulated deficit	(2,797)

Total shareholders’ equity	89,238

Total capitalization	$89,238		$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $                million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Does not reflect payment of approximately $8.0 million to Trianni in connection with the acquisition in November 2020.

The number of common shares issued and outstanding pro forma and pro forma as adjusted in the table above is based on              common shares outstanding as of September 30, 2020 (including our convertible preferred shares on an as-converted basis into an aggregate of              common shares, and the conversion of the Convertible Notes into an aggregate of              common shares upon the completion of this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus), and excludes:

•	4,037,050 common shares issuable upon the exercise of share options outstanding as of September 30, 2020, with at a weighted-average exercise price of $2.70 per share;

•	1,341,131 common shares issuable upon the exercise of share options granted after September 30, 2020, with a weighted average price of $27.74 per share;

•	1,316,131 common shares reserved for issuance under our Current Plan as of September 30, 2020, which shares will cease to be available for issuance at the time the 2020 Plan becomes effective;

•

            common shares to be reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance; and

•

            common shares to be reserved for future issuance under the 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering.

Our historical net tangible book value as of September 30, 2020 was $76.0 million, or $4.93 per share as of September 30, 2020. Our historical net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of common shares outstanding as of such date.

Our pro forma net tangible book value as of September 30, 2020 was $                 million, or $                 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of common shares outstanding as of September 30, 2020, assuming (i) the automatic conversion of all of our outstanding convertible preferred shares as of September 30, 2020 into an aggregate of 8,123,048 common shares, which conversion will occur immediately prior to the completion of this offering and (ii) the issuance of the Convertible Notes and receipt of approximately $90.0 million in gross proceeds therefor, and the conversion of the Convertible Notes into an aggregate of                  shares upon the completion of this offering, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the sale of common shares in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the pro forma as adjusted net tangible book value per share of common shares immediately after completion of this offering. After giving effect to our sale of common shares in this offering at an assumed initial public offering price of $                 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been $                 million, or $                 per share. This represents an immediate increase in net tangible book value of $                 per share to existing shareholders and an immediate dilution in net tangible book value of $                 per share to purchasers of common shares in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2020	$4.93
Pro forma increase in net tangible book value per share as of September 30, 2020

Pro forma net tangible book value per share as of September 30, 2020
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common shares in this offering

Pro forma as adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors purchasing common shares in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $                 million, or $                 per share, and dilution per share to investors in this offering by $                 per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are

offering would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $                 million, or approximately $                 per share and would increase or decrease, as applicable, dilution per share to investors in this offering by approximately $                 per share, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $                 per share, the increase in pro forma as adjusted net tangible book value per share to existing shareholders would be $                 per share and the dilution to new investors purchasing shares in this offering would be $                 per share.

The following table summarizes, as of September 30, 2020, on a pro forma as adjusted basis (but before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us), the differences between the existing shareholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred shares, cash received from the exercise of share options, and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased			Total Consideration			Weighted-Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

If the underwriters exercise their option to purchase additional common shares in full:

•	the percentage of common shares held by existing shareholders will decrease to approximately % of the total number of our common shares outstanding after this offering; and

•	the number of common shares held by new investors will increase to , or approximately % of the total number of our common shares outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculations) are based on                      common shares outstanding as of September 30, 2020 (including our convertible preferred shares on an as-converted basis into an aggregate of              common shares, and the conversion of the Convertible Notes into an aggregate of              common shares upon the completion of this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus), and excludes:

•	4,037,050 common shares issuable upon the exercise of share options outstanding under the Current Plan as of September 30, 2020, with at a weighted-average exercise price of $2.70 per share;

•	1,341,131 common shares issuable upon the exercise of share options granted after September 30, 2020, with a weighted average price of $27.74 per share;

•	1,316,131 common shares reserved for issuance under our Current Plan as of September 30, 2020, which shares will cease to be available for issuance at the time the 2020 Plan becomes effective;

•

            common shares to be reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance; and

•

            common shares to be reserved for future issuance under the 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance.

To the extent that any outstanding options are exercised, new options are issued under our share-based compensation plans or we issue additional common shares or convertible debt in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the summary consolidated balance sheet as of September 30, 2020 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information in those financial statements. You should read the following selected consolidated financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019		2019	2020
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Research fees	$8,831		$11,612	$8,409		$17,247
Milestone payments	—		—	—		8,000

Total revenue	8,831		11,612	8,409		25,247
Operating Expenses:
Research and development	5,803		10,113	6,804		20,757
Sales and marketing	712		1,263	792		1,610
General and administrative	2,151		2,749	1,774		6,116
Depreciation	918		1,604	1,180		1,507

Total operating expenses	9,583		15,729	10,550		29,990

Loss from operations	(753)		(4,117)	(2,141)		(4,743)
Other income (expense):
Interest income	(42)		(155)	(111)		(195)
Interest and other expense	213		209	127		4,896
Foreign exchange (gain) loss	362		(186)	(348)		(1,146)
Grants and incentives	(1,594)		(1,774)	(1,239)		(10,217)

Total other income	(1,061)		(1,906)	(1,571)		(6,662)

Net earnings (loss) for the period	$309		$(2,211)	$(570)		$1,918

Net earnings (loss) per share attributable to common shareholders(1):
Basic	$0.02		$(0.15)	$(0.04)		$0.09

Diluted	$0.02		$(0.15)	$(0.04)		$0.08

Weighted-average common shares outstanding(1):
Basic	14,943,637		15,132,756	15,120,734		15,241,330

Diluted	17,133,611		15,132,756	15,120,734		23,772,353

Pro forma net loss per share attributable to common shareholders (unaudited)(1):
Basic		$			$

Diluted		$			$

Pro forma weighted-average common shares outstanding (unaudited)(1):
Basic

Diluted

(1)	See Note 5 to our annual consolidated financial statements and our interim consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common shareholders and unaudited basic and diluted pro forma net loss per share attributable to common shareholders.

	As of December 31,		As of September 30, 2020
	2018	2019
			(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,444	$7,553	$91,082	(1)
Working capital(2)	8,729	4,745	93,895
Total assets	21,492	23,488	142,385
Total liabilities	9,883	13,236	53,147
Total preferred stock	7,557	7,546	82,208
Total shareholders’ equity	11,609	10,252	89,238

(1)	Does not reflect payment of approximately $8.0 million to Trianni in connection with the acquisition in November 2020.
(2)	We define working capital as current assets less current liabilities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In November 2020, we entered into the merger agreement with Trianni, under which, at the effective time, our wholly owned entity, or Merger Sub, merged with and into Trianni, with Trianni surviving as our wholly owned subsidiary.

Pursuant to the merger agreement, each share of Trianni convertible preferred stock was converted into one share of common stock of Trianni and each share of Trianni common stock (other than excluded shares and dissenting shares) was converted automatically into the right to receive cash in the amount equal to the cash purchase price divided by the total number of common stock of Trianni issued and outstanding. Further, each unexercised outstanding option to purchase shares of Trianni common stock whether vested or unvested, was cancelled and extinguished.

To fund the merger, we issued the Convertible Notes with an aggregate principle amount of approximately $90.0 million on October 30, 2020. The Convertible Notes are convertible into our common shares at any time at the option of the holder after 12 months from the date of issuance or upon completion of certain qualifying financings.

The following unaudited pro forma condensed combined financial information of AbCellera and Trianni is presented to illustrate the estimated effects of the merger, which estimated effects are collectively referred to as adjustments or transaction accounting adjustments.

The unaudited pro forma condensed combined statements of income (loss) for the year ended December 31, 2019 and the nine months ended September 30, 2020 combine our historical consolidated statements of income (loss) with Trianni’s, after giving effect to the merger as if it had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines our historical consolidated balance sheets of with Trianni’s as of September 30, 2020, after giving effect to the merger as if it had occurred on September 30, 2020.

These unaudited pro forma condensed combined statements of income (loss) and unaudited pro forma condensed combined balance sheet are collectively referred to in this section as the pro forma financial information.

The unaudited pro forma financial information should be read in conjunction with the accompanying notes in this section. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of AbCellera and Trianni in this section:

•	our audited consolidated financial statements as of and for the fiscal year ended December 31, 2019 and the related notes;

•	our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2020 and the related notes;

•	audited consolidated financial statements of Trianni as of and for the fiscal year ended December 31, 2019 and the related notes; and

•	unaudited condensed consolidated financial statements of Trianni as of and for the nine months ended September 30, 2020 and the related notes.

The pro forma financial information has been prepared by us in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11. We have voluntarily complied with Article 11 in advance of its mandatory compliance date. The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what our consolidated statements of income (loss) or consolidated balance sheet actually would have been had the merger been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project our future financial position or operating results following the completion of the merger. The pro forma financial information does not include adjustments to reflect any potential revenue, synergies or dis-synergies, or cost savings that may be achievable in connection with the merger, or the associated costs that may be necessary to achieve such revenues, synergies or cost savings.

We and Trianni prepared the respective financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The merger will be accounted for using the acquisition method of accounting, and we will be treated as the accounting acquirer. In identifying us as the acquiring entity for accounting purposes, we took into account a number of factors as of the date of this prospectus, including the nature of the consideration issued, relative voting rights of all equity instruments in the combined company, the composition of senior management of the combined company and corporate governance structure of the combined company. No single factor was the sole determinant in the overall conclusion that we are the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

The pro forma adjustments are preliminary, based upon available information as of the date of this prospectus, and prepared solely for the purpose of this pro forma financial information. These adjustments are based on preliminary estimates and will be different from the adjustments that may be determined based on final acquisition accounting when the merger is completed, and these differences could be material. The pro forma adjustments are based on preliminary estimates of the consideration to be paid in the merger, and of the fair values of assets acquired and liabilities assumed. Certain valuations and assessments, including valuations of inventory, property and equipment, deferred revenues and other intangible assets as well as the assessment of the tax positions and rates of the combined business, are in process and will not be completed until subsequent to the closing of the merger. The estimated fair values assigned in this unaudited pro forma financial information are preliminary and represent our current best estimate of fair value and are subject to revision.

Unaudited Pro Forma Condensed Combined Balance Sheet as of

September 30, 2020

(in thousands of U.S. dollars)

	Historical AbCellera	Historical Trianni (Note 6)	Transaction Accounting Adjustments	Notes	Combined
Assets
Current assets:
Cash and cash equivalents	$91,082	$15,146	$(13,487)	[7A] [7B] [7C]	$92,741
Accounts receivable	5,531	400	—		5,931
Accrued research fees receivable	14,577	—	—		14,577
Other current assets	2,809	636	—		3,445

Total current assets	113,999	16,182	(13,487)		116,694

Long-term assets:
Property and equipment, net	14,278	189	—		14,467
Intangible and other long-term assets	13,898	1,415	102,255	[7C]	117,568
Goodwill	—	—	33,216	[7C]	33,216
Loans to related parties	210	—	—		210

Total long-term assets	28,386	1,604	135,471		165,461

Total assets	$142,385	$17,786	$121,984		$282,155

Liabilities and equity
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$12,868	$6,766	($5,952)	[7B] [7C] [7D]	$13,682
Deferred revenue	6,917	1,578	(1,578)	[7C]	6,917
Current portion of long-term debt	320	—	—		320

Total current liabilities	20,105	8,344	(7,530)		20,919

Long-term liabilities
Operating lease liability	$3,066	—	—		$3,066
Long-term debt	1,939	—	89,900	[7A]	91,839
Deferred income tax	—	—	27,621	[7F]	27,621
Deferred revenue and grant funding	23,718	417	(417)	[7C]	23,718
Earn-out liability	—	—	21,835	[7C]	21,835
Long-term other liabilities	4,319	—	—		4,319

Total long-term liabilities	33,042	417	138,939		172,398

Total liabilities	$53,147	$8,761	$131,409		$193,317

Equity
Share capital—common shares	6,374	756	(756)	[7E]	6,374
Share capital—preferred shares	82,208	3,132	(3,132)	[7E]	82,208
Paid-in capital	3,453	1,094	(1,094)	[7E]	3,453
Accumulated deficit	(2,797)	4,043	(4,443)	[7D] [7E]	(3,197)

Total equity	89,238	9,025	(9,425)		88,838

Total liabilities and equity	$142,385	$17,786	$121,984		$282,155

Unaudited Pro Forma Condensed Combined Statement of Income (Loss)

Nine Months Ended September 30, 2020

(in thousands of U.S. dollars, except per share data)

	Historical AbCellera	Historical Trianni (Note 6)	Transaction Accounting Adjustments	Notes	Combined
Revenue:
Research fees	$17,247	—	—		$17,247
Milestone payments	8,000	—	—		8,000
License	—	5,946	—		5,946

Total revenue	$25,247	$5,946	—		$31,193

Operating expenses:
Research and development	20,757	2,374	—		23,131
Sales and marketing	1,610	—	—		1,610
General and administrative	6,116	1,322	—		7,438
Depreciation and amortization	1,507	—	4,828	[8A]	6,335

Total operating expenses	$29,990	$3,696	$4,828		$38,515

Income (loss) from operations	(4,743)	2,250	(4,828)		(7,321)
Other (income) expense:
Interest income	(195)	(150)	—		(345)
Interest expense and other (income) expense	4,896	(1)	2,381	[8B]	7,276
Foreign exchange (gain) loss	(1,146)	—	—		(1,146)
Grant funding	(10,217)	—	—		(10,217)

Total other (income) expense	(6,662)	(151)	2,381		(4,432)

Earnings before income taxes	1,918	2,401	(7,209)		(2,890)
Income tax provision (recovery)	—	118	(1,352)	[8C]	(1,234)

Net earnings (loss) for the period	$1,918	$2,283	$(5,857)		$(1,656)

Net earnings (loss) per share, basic (Note 10)	$0.09				$(0.11)

Net earnings (loss) per share, diluted (Note 10)	$0.08				$(0.11)

Unaudited Pro Forma Condensed Combined Statement of Income (Loss)

Year Ended December 31, 2019

(in thousands of U.S. dollars, except per share data)

	Historical AbCellera	Historical Trianni (Note 6)	Transaction Accounting Adjustments	Notes	Combined
Revenue:
Research fees	$11,612	—	—		$11,612
Milestone payments	—	—	—		—
License	—	3,080	—		3,080
Other	—	1,078	—		1,078

Total revenue	$11,612	$4,158	—		$15,770

Operating expenses:
Research and development	10,113	3,482	—		13,595
Sales and marketing	1,263	—	—		1,263
General and administrative	2,749	2,084	400	[9C]	5,233
Depreciation and amortization	1,604	—	6,437	[9A]	8,041

Total operating expenses	$15,729	$5,566	$6,837		$28,132

Income (loss) from operations	(4,117)	(1,408)	(6,837)		(12,362)
Other (income) expense:
Interest income	(155)	(250)	—		(405)
Interest expense and other (income) expense	209	(33)	3,051	[9B]	3,227
Foreign exchange (gain) loss	(186)	—	—		(186)
Grant funding	(1,775)	—	—		(1,775)

Total other (income) expense	(1,907)	(283)	3,051		861

Earnings before income taxes	(2,210)	(1,125)	(9,888)		(13,223)
Income tax provision (recovery)	—	(549)	(1,802)	[9D]	(2,351)

Net loss for the period	$(2,210)	$(576)	$(8,086)		$(10,872)

Net loss per share, basic (Note 10)	$(0.15)				$(0.72)

Net loss per share, diluted (Note 10)	$(0.15)				$(0.72)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1—Description of the Transaction

In November 2020, we entered into the merger agreement with Trianni, under which at the closing, Merger Sub, merged with and into Trianni, with Trianni surviving as our wholly owned subsidiary.

Pursuant to the merger agreement, each share of Trianni convertible preferred stock was converted into one common stock of Trianni and each share of Trianni common stock (other than excluded shares and dissenting shares) was converted automatically into the right to receive cash in the amount equal to the purchase price divided by the total number of common stock of Trianni issued and outstanding. Further, each unexercised outstanding option to purchase shares of Trianni common stock whether vested or unvested, was cancelled and extinguished.

To fund the merger, we issued the Convertible Notes in the aggregate principal amount of approximately $90.0 million on October 30, 2020. The Convertible Notes mature five years from the date of issuance and bear no interest for the first twelve months and bear five percent (5%) interest per annum thereafter. Interest is payable annually starting twenty-four months from the date of issuance until maturity.

Upon the closing of certain qualified financings under the Convertible Notes, each a Qualified Financing, the principal amount of the Convertible Notes can be converted at the option of the note holder into our common shares of at a conversion price equal to (a) eighty-five percent (85%) of the price per common shares issued in such Qualified Financing if the Qualified Financing occurs less than six months from the issuance date and (b) eight-two percent (82%) of the price per common shares issued in such Qualified Financing if the Qualified Financing occurs more than six months from the issuance date plus 80,000 common shares (for certain specified investors). The Convertible Notes are also convertible at the option of the holders on the interest commencement date, which is 12 months after the issuance date. The number of common shares to be issued will be equal to 80,000 common shares (for certain specified investors) plus the number of common shares determined by dividing (i) the aggregate of the outstanding principal of the Convertible Note by (ii) our pre-money valuation of as defined in the agreement divided by the aggregate number of our common shares outstanding at the time of conversion.

We may at any time after twelve months from the issuance date prepay in cash any or all of the principal and interest owing pursuant to the Convertible Notes and in the event we close an initial public offering within six months of a prepayment, the Company shall immediately pay the holders a cash amount equal to 18% of the principal that was prepaid.

At issuance, we determined that no value should be assigned to the embedded derivatives and that there was no beneficial conversion feature. We incurred approximately $0.1 million in issuance costs associated with the Convertible Notes.

Note 2—Basis of Presentation

The pro forma financial information was prepared accounting for the merger using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” which is referred to as ASC 805, and is derived from our and Trianni’s audited and unaudited historical financial statements.

The pro forma financial information has been prepared by us in accordance with Article 11. The pro forma financial information is not necessarily indicative of what our consolidated statements of operations or consolidated balance sheet would have been had the merger been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project our future financial position or results of operations following the completion of the merger. The pro forma financial information reflects pro forma adjustments management believes are necessary to present fairly our pro forma results of operations and financial position following the closing of the merger as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report our financial condition and results of operations as if the merger was completed.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” which is referred to as ASC 820. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The determination of the fair value of the identifiable assets and liabilities of Trianni and the allocation of the estimated consideration to these identifiable assets and liabilities is preliminary and is pending finalization of various estimates, inputs and analyses. Certain valuations and assessments are in process and will not be completed until subsequent to the closing of the merger.

Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the merger, the actual amounts eventually recorded for the purchase accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

At this preliminary stage, the estimated identifiable finite-life intangible assets include a license and technology and indefinite-life intangible include assets related to in process research and development, or IPR&D. Goodwill represents the excess of the estimated purchase price over the estimated fair value of Trianni’s identifiable assets acquired and liabilities assumed, including the fair value of the estimated identifiable finite assets and liabilities described above. Goodwill will not be amortized but will be subject to periodic impairment testing. The goodwill balance shown in the pro forma financial information is preliminary and subject to change as a result of the same factors affecting both the estimated consideration and the estimated fair value of identifiable assets and liabilities acquired. The goodwill balance represents the combined company’s expectations of the strategic opportunities available to it as a result of the merger, as well as other synergies that will be derived from the merger. Goodwill also reflects the requirement to record deferred tax balances for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in the business combination. Goodwill is not deductible for tax purposes.

Upon consummation of the merger and the completion of a formal valuation study, the fair value of the acquired assets and liabilities assumed will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess purchase price, if any, to goodwill. The calculation of goodwill and other identifiable intangible assets could be materially impacted by changing fair value measurements caused by the volatility in the current market environment. Under ASC 805, transaction costs related to the merger are expensed in the period they are incurred. Total transaction related costs incurred by us and Trianni in connection with the merger are estimated to be approximately $0.4 million. The transaction costs incurred by Trianni are reflected as a reduction of Trianni’s assets acquired by us. The remaining amounts are reflected as a liability in the unaudited pro forma condensed combined balance sheet. The total amount is reflected as an expense in the unaudited condensed combined statement of operations for the year ended December 31, 2019. These costs are non-recurring.

The pro forma financial information does not reflect the following items:

•	the impact of any potential revenues, benefits or synergies that may be achievable in connection with the merger or related costs that may be required to achieve such revenues, benefits or synergies;

•	changes in cost structure or any restructuring activities as such changes, if any, have yet to be determined; and

•

any expenses related to employees and executives who may not be retained in the same roles after the merger, where such agreements with these employees or executives have not been reached at the date of this prospectus. These expenses may include both cash and equity payments, and which amounts could be substantial. These amounts will be reflected once agreements are reached with those employees or executives.

Note 3—Conforming Accounting Policies

At the current time, we are not aware of any material differences in accounting policies that would have a material impact on the pro forma financial information.

Accounting policies that were assessed but deemed to have an immaterial impact to the pro forma financial information include:

•

ASU No. 2016-02, Leases (Topic 842), which is referred to as ASC 842—Trianni has not yet adopted ASC 842, and we adopted it with an effective date of January 1, 2019. For purposes of the unaudited condensed combined pro forma statements of operations for the year ended December 31, 2019 and nine months ended September 30, 2020, Trianni only had one operating lease as classified under ASC 842. Any resulting change would be immaterial and thus, for the purposes of the pro forma financial information, Trianni has not adjusted AbCellera’s adoption of ASC 842 to January 1, 2019.

•

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is referred to as ASC 326. Trianni’s historical financial statements used to derive the pro forma financial information do not reflect the adoption of ASC 326. For the purposes of the pro forma financial information, we have not adjusted Trianni’s adoption of ASC 326 to January 1, 2020 as the estimated impact on the pro forma financial information would be immaterial.

Following the merger, we will conduct a review of Trianni’s accounting policies during its integration to determine if there are any additional material differences that require reclassification of Trianni’s revenues, expenses, assets or liabilities to conform to our accounting policies and classifications. As a result of that review, we may identify further differences between the accounting policies of the two companies that, when conformed, could have a material impact on the pro forma financial information.

Note 4—Preliminary Estimated Purchase Price

The estimated preliminary purchase price is calculated as follows:

Estimated purchase price consideration (in thousands)	Estimated Fair Value
Estimated cash payment to Trianni stockholders	$97,964	(i)
Earn-out payment	21,835	(ii)

Total	$119,799

(i)

Pursuant to the merger agreement, the initial purchase price is $90.0 million adjusted for certain closing adjustments for working capital, indebtness, transaction and other expenses as well as payments to Trianni option holders for the cancellation and extinguishment of Trianni options. The closing adjustments are estimated to be $8.0 million and will result in an increase to the purchase price.

(ii)

Represents the estimated fair value of the earn-out payments related to a specific customer license ending on April 9, 2024. The estimated fair value was categorized within Level 3 of the fair value hierarchy and determined by estimating the payout of 85% of the expected future net cash flows associated to the specific customer license during the earn-out period ending on April 9, 2024. The significant assumptions inherent in the development of the value include the amount and timing of projected future net revenues received by us from the specific customer license, and the discount rate selected to measure the risks inherent in the future cash flows, which was approximately 22%. These values are based on the most recent estimate of the fair value available and will be updated as we obtain more information.

Note 5—Preliminary Fair Value Estimate of Purchase Price Allocation to Assets Acquired and Liabilities

The table below outlines the initial allocation of the preliminary estimated consideration to the identifiable assets and liabilities acquired by us as of September 30, 2020.

Estimated purchase price consideration (in thousands)	$119,799

Fair value of assets and liabilities acquired	Historical Value(i)	Acquisition Adjustments(ii)	Preliminary Purchase Price Allocation
Current assets:
Cash and cash equivalents	$15,146	$(5,523)	$9,623	(iii)
Accounts receivable, net	400	—	400
Other current assets	636	—	636

Total current assets	16,182	$(5,523)	$10,659
Property and equipment, net	189	—	189
Intangibles	—	103,635	103,635	(iv)
Deferred income tax asset and other assets	1,415	(1,380)	35	(v)
Goodwill	—	33,216	33,216	(v)

Total assets	17,786	129,948	147,734

Accrued expenses and other current liabilities	6,766	(6,452)	314	(iii)
Deferred revenue	1,578	(1,578)	—	(vi)

Total current liabilities	8,344	(8,030)	314
Deferred revenue and grant funding	417	(417)	—	(vi)
Deferred income tax liability	—	27,621	27,621	(v)

Total liabilities	8,761	19,174	27,935

Estimated fair value of net identifiable assets acquired and liabilities assumed			$119,799

(i)	These values represent the historical Trianni balance sheet at September 30, 2020, adjusted to conform to our presentation.
(ii)

When the merger is completed, the purchase price allocation will be performed based on the assets acquired and liabilities assumed and Trianni will perform a formal valuation study to update the estimates of fair value in the table above. The calculation of the fair value of the assets acquired and liabilities assumed, as well as the calculation of the fair value of the consideration transferred could materially change at the time the merger is completed.

(iii)

These values assume the payment of the dividends payable of $6.5 million to Trianni stockholders, receipt of $1.4 million from Trianni’s options holders from the exercise of all outstanding options and payments of $0.5 million in management bonuses prior to the closing of the merger.

(iv)	The estimated fair value of and useful lives of the intangible assets acquired is as follows:

	Estimated fair value (in thousands)(a)	Estimated useful lives (in years)(b)
License	$21,835	5
Technology	41,400	20
IPR&D	40,400		(c)

Total	$103,635

(a)

The estimated fair values were categorized within Level 3 of the fair value hierarchy and were determined using an income-based approach, which was based on the present value of the future estimated after-tax cash flows attributable to each intangible asset. The significant assumptions inherent in the development of the values, from the perspective of a market participant, include the amount and timing of projected future cash flows (including revenue, regulatory success and profitability), and the discount rate selected to measure the risks inherent in the future cash flows, which was between 19%-22%. These fair values are based on the most recent estimate of the fair value available and will be updated as we obtain more information.

(b)

The estimate of the useful life was based on an analysis of the expected use of the asset by us, any legal, regulatory or contractual provisions that may limit the useful life, the effects of obsolescence, competition and other relevant economic factors, and consideration of the expected cash flows used to measure the fair value of the intangible asset.

(c)	IPR&D assets are indefinite life intangible assets at the time of acquisition and will be amortized upon completion of IPR&D activities.
(v)

Goodwill represents the excess of the estimated purchase price over the estimated fair value of Trianni’s identifiable assets acquired and liabilities assumed. Goodwill also reflects the requirement to record deferred tax balances for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in the business combination. Goodwill is not deductible for tax purposes.

(vi)	The estimated fair value of deferred revenue is nominal.

Note 6—Adjustments to Reclassify Financial Statement Line Items to Our Presentation by Trianni Prior to Closing

Certain historical balances on the pro forma balance sheet and pro forma statements of income (loss) for the periods presented have been reclassified to conform to our presentation.

Note 7—Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

[7A] To reflect the issuance of approximately $90.0 million in Convertible Notes by us on October 30, 2020, net of estimated issuance costs of $0.1 million. The Convertible Notes are recorded at amortized cost.

[7B] To reflect the estimated cash payment to Trianni stockholders of $98.0 million as described in Note 4.

[7C] To reflect the recognition of goodwill and other purchase price adjustments as part of the purchase price allocation as described in Note 5 above and to record the earn-out liability as described in Note 4 above.

[7D] To reflect the transaction costs estimated to be incurred to complete the acquisition of Trianni of $0.4 million.

[7E] To eliminate Trianni’s historical stockholders’ equity.

[7F] To reflect the net deferred tax liabilities associated with the estimated fair value step-up of intangible assets acquired included in consideration.

These amounts are preliminary and are subject to change upon the completion of the merger. Further, the combined company’s ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be subject to limitations, which are in the process of being assessed.

Note 8—Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income (Loss) for the Nine Months Ended September 30, 2020

[8A] To reflect the incremental straight-line amortization related to the increase in fair value of the license and technology over a period of five years and 20 years, respectively, as outlined in Note 5 above.

[8B] To reflect the accrued interest expense resulting from the Convertible Notes which are assumed to be outstanding from January 1, 2019 for the purposes of the pro forma financial information. The Convertible Notes are carried at amortized cost with an effective interest rate of 3.4%.

[8C] To reflect the tax impact of the pro forma adjustments related to the reversal of the deferred income tax liability recognized for the amortization of intangible assets at a preliminary blended federal and state statutory tax rate of 28%.

Because the tax rates used for these pro forma financial statements are an estimate, they will likely vary from the actual effective tax rate in periods after the completion of the merger.

Note 9—Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income (Loss) for the Year Ended December 31, 2019

[9A] To reflect the incremental straight-line amortization related to the increase in fair value of the license and technology over a period of five years and 20 years, respectively, as outlined in Note 5 above.

[9B] To reflect the interest expense resulting from the Convertible Notes issued by us which are assumed to be outstanding from January 1, 2019 for the purposes of the pro forma financial information. The Convertible Notes are carried at amortized cost with an effective interest rate of 3.4%.

[9C] To move the expenses related to the transaction into the year ended December 31, 2019 and reflect the additional transaction expenses expected to be incurred to complete the transaction incremental to those amounts recognized in our and Trianni’s historical financial statements.

[9D] To reflect the tax impact of the pro forma adjustments related to the reversal of the deferred income tax liability recognized for the amortization of intangible assets at a preliminary blended federal and state statutory tax rate of 28%.

Because the tax rates used for these pro forma financial statements are an estimate, they will likely vary from the actual effective tax rate in periods subsequent to the completion of the merger.

Note 10—Loss Per Share

The pro forma combined diluted loss per share presented below for the year ended December 31, 2019 and the nine months ended September 30, 2020, is determined by using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. We have excluded the effect to earnings per share related to the Convertible Notes and other dilutive instruments because including them would have been anti-dilutive.

(in thousands, except for per share amounts)	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
Pro forma net loss	$(10,872)	$(1,655)
Pro forma basic and diluted weighted-average shares outstanding	15,133	15,241
Pro forma basic and diluted loss per share	$(0.72)	$(0.11)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth in other parts of this prospectus contain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward Looking Statements.”

Overview

We believe that the surest path to a better future is through technological advancement and that the new frontier of technology lies at the interface of computation, engineering and biology. Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. We aim to become the centralized operating system for next generation antibody discovery.

Our full-stack, artificial intelligence-, or AI, powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. We believe our technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing our own clinical pipeline of drug candidates, we forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. We empower them to move quickly, reduce cost and tackle the toughest problems in drug development. As of September 30, 2020, we had 94 discovery programs that are either completed, in progress or under contract with 26 partners. As a recent example, in a collaboration with Eli Lilly and Company, or Lilly, we applied our technology stack to co-develop LY-CoV555, a potential antibody therapy to treat and prevent COVID-19. Starting from a single blood sample obtained from a convalescent patient, we and our partners identified a viable antibody drug candidate within three weeks that advanced into clinical testing 90 days after initiation of the program. Lilly progressed into these clinical trials at a greatly accelerated pace as a result of the Coronavirus Treatment Acceleration Program, which is a special emergency program for possible coronavirus therapies created by the FDA in 2020 to expedite the development of potentially safe and effective life-saving treatments to combat the COVID-19 pandemic. With respect to other or future product candidates, there is no assurance that any of our partners or collaborators will be able to advance a product candidate into clinical development on this timeframe again in the future, or at all. We initiated our partnering program in 2015 and have only had this one program result in clinical milestone payments to us to date and we have not yet had a program receive marketing approval.

We structure our agreements in a way that is designed to align our partners’ economic interests with our own. We forge partnerships with large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Our partners select a target and define the antibody properties needed for therapeutic development. We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We enable discovery against targets that have traditionally been intractable, and we accelerate programs against less difficult targets.

Our deals emphasize participation in the success and upside of future antibody therapeutics. Our partnership agreements include near-term payments for technology access, research and intellectual property rights, and downstream payments in the form of clinical and commercial milestones, and royalties on net sales. Longer-term we are eligible to receive additional payments upon satisfaction of clinical and commercial milestones, which we refer to as milestone payments, as well as royalties on sales of products derived from antibodies that we discover for our partners. Our discovery partnerships generally include royalty payments on net sales in the single digit to low-double digit range.

We generated revenue of $8.8 million and $11.6 million for the years ended December 31, 2018 and 2019, respectively (31% growth), and $8.4 million and $25.2 million for the nine months ended September 30, 2019 and 2020, respectively 200% growth). As of September 30, 2020, we had a total of 26 partners for whom we were conducting drug discovery activities. For the year ended December 31, 2019, two of our partners accounted for 47% and 15% of revenue, and eleven partners accounted for the remaining 38% of revenue. For the nine months ended September 30, 2020, two of our partnerships accounted for 50% and 21% of revenue, and nine partnerships accounted for the remaining 29% of revenue. Our partnership with Lilly constituted one of the partnerships that generated 10% or more of our consolidated revenues during the one or more periods described above. With respect to the other partners, we do not believe the loss of any one or more of such partners would have a material adverse effect on us and our subsidiaries taken as a whole. We have also grown the number of programs that we have under contract with our partners, as illustrated by the following charts.

We have achieved such growth in our business with a modest sales and marketing infrastructure, consisting of a limited number of business development personnel supported by marketing staff that have historically been primarily focused on scientific writing. We incurred sales and marketing expenses of $0.7 million and $1.3 million for the years ended December 31, 2018 and 2019, respectively, and $0.8 million and $1.6 million for the nine months ended September 30, 2019 and 2020, respectively. We intend to significantly increase investment into our business development team and into marketing our solutions to new and existing partners.

We focus a substantial portion of our resources on research and development efforts towards deepening our technology and expertise along our technology stack, and we expect to continue to make significant investments in this area for the foreseeable future. We incurred research and development expenses of $5.8 million and $10.1 million for the years ended December 31, 2018 and 2019, respectively, and $6.8 million and $20.8 million for the nine months ended September 30, 2019 and 2020, respectively. We incurred general and administrative expenses of $2.2 million and $2.7 million for the years ended December 31, 2018 and 2019, respectively, and $1.8 million and $6.1 million for the nine months ended September 30, 2019 and 2020, respectively. We have also experienced significant growth in our workforce in recent periods, increasing from 107 employees as of December 31, 2019 to 174 employees as of September 30, 2020. We expect to continue to incur significant expenses, and we expect such expenses to increase substantially in connection with our ongoing activities, including as we:

•	invest in research and development activities to improve our technology stack and platform;

•	market and sell our solutions to existing and new partners;

•	expand and enhance operations to deliver programs, including investments in manufacturing;

•	acquire businesses or technologies to support the growth of our business;

•	attract, hire and retain qualified personnel;

•	continue to establish, protect and defend our intellectual property and patent portfolio, including our ongoing litigation; and

•	operate as a public company.

To date, we have financed our operations primarily from revenue from our drug discovery partnerships in the form of research fees, government funding from grants, borrowings under credit facilities with commercial banks, and from the issuance and sale of convertible preferred shares and common shares.

Our net income for the year ended December 31, 2018 was $0.3 million and our net loss for the year ended December 31, 2019 was $2.2 million. Our net loss for the nine months ended September 30, 2019 was $0.6 million and our net income for the nine months ended September 30, 2020 was $1.9 million. As of September 30, 2020, we had an accumulated deficit of $2.8 million and we had cash and cash equivalents totaling $91.1 million, primarily from the Series A2 equity issuance which closed in March 2020 of $75.0 million.

The following chart illustrates key milestones achieved since our inception.

Recent Developments

In March 2020, we entered into a discovery partnership agreement with Eli Lilly and Company, or Lilly, pursuant to which we will perform discovery research for a number of targets for Lilly that will result in antibodies for Lilly to develop and potentially commercialize. This partnership includes the licensing of LY-CoV555, a monoclonal antibody designed to block viral attachment of the COVID-19 virus and its entry into human cells as well as other candidate antibodies against COVID-19 discovered by AbCellera. On June 1, 2020,

90 days after program initiation, LY-CoV555 moved to first-in-human testing and progressed to Phase 3 clinical trials by July 2020. For the nine months ended September 30, 2020, we received an aggregate of $8.0 million upon the satisfaction of clinical milestones by Lilly.

In March 2020, we completed an equity financing, raising an aggregate of $75.0 million in gross proceeds through the sale and issuance of Series A2 convertible preferred shares. In connection with this financing, we also entered into a senior secured credit agreement with OrbiMed Royalty & Credit Opportunities III, LP, or OrbiMed, which provided for term debt in an aggregate amount of $30.0 million. In July 2020, we repaid funds borrowed under the credit agreement facility in full and retired the credit facility with OrbiMed.

In April 2020, we entered into a multi-year agreement with the Canadian government’s Strategic Innovation Fund, or SIF. Under this agreement, CAD $175.6 million ($125.6 million) was committed by the Government of Canada. To date, our business has required only minimal expenditures for manufacturing activities. As part of our strategy to expand our market by delivering a full solution through forward integration, we plan to add capabilities and infrastructure to support GMP manufacturing, and we intend to apply such SIF funding towards this goal.

In November 2020, we acquired Trianni. In connection with the acquisition, our U.S. subsidiary entered into an agreement and plan of merger for an initial purchase price of $90.0 million, subject to certain adjustments for working capital, indebtedness and expenses. Upon consummation of the merger, Trianni became our wholly-owned subsidiary. We paid the purchase price for the acquisition using the proceeds from the issuance of the Convertible Notes in an aggregate amount of approximately $90.0 million. The Convertible Notes will mature on October 30, 2025, unless earlier prepaid or converted, and will bear interest from October 30, 2021 at an annual rate of 5%, payable annually in arrears on October 30 of each year, beginning on October 30, 2022. Interest on the Convertible Notes is payable in cash or in the form of additional nonconvertible notes. The Convertible Notes are convertible at the option of the noteholders into our common shares under certain circumstances, including upon the closing of this offering. Convertible Notes converted upon the closing of this offering will convert at a price of 85% of the initial public offering price.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in the section of this prospectus titled “Risk Factors.”

•

Securing additional programs under contract. Our potential to grow revenue, in both the near and long term, is dependent on our ability to secure additional programs under contract from new and existing partners. For existing partners, we seek to expand our relationships with them to cover multi-year, multi-target programs. Since our first commercial partnership in 2015, as of September 30, 2020, we had 94 discovery programs that are either completed, in progress or under contract with 26 partners. We are building our business development team across the major biotechnology geographic hubs in order to bring in new partners and new programs under contract, and we believe that we have a significant opportunity to continue to increase the number of partners who have programs based on our platform. Our ability to continue to grow our number of programs under contract is dependent upon our ability to educate the market and support the business through investment in our sales and marketing efforts and through further research and development to enhance our technological differentiation.

•

Our partners successfully developing and commercializing the antibodies that we discover. We have historically generated nearly all of our revenue from research fees. We estimate that, based on the terms of our existing contracts and estimates of historical rates of success of antibody drug development, the vast majority of the potential value for each program under contract is represented by potential future milestone payments and royalties rather than research fees. As a result, we believe our business and our future results of operations will be highly reliant on the degree to which our partners successfully develop and commercialize the antibodies that we discover based on contracts with our partners. As our partners continue to advance development of the antibodies that we have discovered, we expect to start receiving additional milestone payments and royalties if any partners commence commercial sales of such antibodies. For example, recent public announcements by our partner Lilly have indicated that the LY-CoV555 antibody is advancing through late stage clinical trials. We received development milestone payments of $8.0 million from this partnership during the nine months ended September 30, 2020. If this product candidate receives marketing approval and is successfully commercialized by Lilly, we are entitled to receive approval milestones payments and royalties on such sales. The total aggregate amount of clinical and approval milestones related to this partnership is up to $29.0 million. On October 7, 2020, Lilly submitted a request for an EUA for the LY-CoV555 monotherapy to the FDA, which was granted on November 9, 2020. On October 28, 2020, Lilly announced an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million. On October 29, 2020, Lilly also announced a fixed price contract for procurement of LY-CoV555 in the amount of $312.5 million with the U.S. Army Contracting Command. Under our partnership with Lilly, we are entitled to receive a specified percentage of proceeds that Lilly receives from these sales.

•

Rate and timing of selecting and initiating discovery projects by our partners. Once programs are secured under contract, partners must select targets and agree on a detailed statement of work before we commence discovery research on any antibodies. The rate and timing of such selection and initiation differs from partner to partner. Because the vast majority of research fees that we are entitled to recognize under our partnerships depend on our delivery of antibodies for development by our partners, any delays by our partners in selecting targets and agreeing on statements of work will impact revenue recognition.

•

Investing in enhancements to our technology stack. Our ability to maintain and expand our partnerships is dependent on the advantages our technology stack delivers to our partners. We intend to maintain our leading position through research and development investments to refine and add capabilities in areas such as computation, protein engineering, immunization technologies, genetically engineered rodents and cell line selection. We have successfully closed and will continue to look for strategic technology acquisitions to improve, broaden and deepen our capabilities and expertise in antibody drug discovery and development, or those that offer opportunities to expand our partnership business into adjacent therapeutic modalities. We intend to devote substantial resources to continue to improve our technological differentiation which will impact our financial performance.

•

Scaling our operations to execute on discovery programs. As we secure additional programs under contract and as our partners initiate discovery programs, our operational capacity to execute such research activities may become strained. We are making significant investments in capital and time to increase our ability to address future growth, including building new headquarters, building a new manufacturing plant, investing in research and development and hiring more talented personnel across functions. We have new facilities under development scheduled to take occupancy in 2021 that are intended to materially expand capacity. Over the past twelve months, we have grown our workforce by 82%, moving from 98 to 174 full time employees as of September 30, 2020. As we expand our workforce, we expect a significant increase in our operating expenses, including stock-based compensation.

Key Business Metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are important to understand our current business. These metrics may change or may be substituted for additional or different metrics as our business develops. For example, as our business matures and to the extent programs are discontinued, we anticipate updating these metrics to reflect such changes.

	Year Ended December 31,		Change	Nine Months Ended September 30,		Change
Metric	2018	2019	%	2019	2020	%
Number of discovery partners	20	22	10%	21	26	24%
Programs under contract, cumulative	56	60	7%	59	94	59%
Program starts, cumulative	28	43	54%	39	51	31%
Programs in the clinic	0	0	N/M	0	1	N/M

Number of discovery partners represents the unique number of partners with whom we have executed partnership contracts. We view this metric as an indication of the competitiveness of our technology stack and our current level of market penetration. The metric also relates to our opportunities to secure programs under contract.

Programs under contract represent the number of antibody development programs that are under contract for delivery of discovery research activities. A program under contract is counted when a contract is executed with a partner under which we commit to discover antibodies against one selected target. A target is any relevant antigen for which a partner seeks our support in developing binding antibodies. We view this metric as an indication of commercial success and technological competitiveness. It further relates to revenue from technology access fees. The cumulative number of programs under contract with downstream participation is related to our ability to generate future revenue from milestone payments and royalties.

Program starts represent the number of unique programs under contract for which we have commenced the discovery effort. The discovery effort commences on the later of (i) the day on which we receive sufficient reagents to start discovery of antibodies against a target and (ii) the day on which the kick-off meeting for the program is held. We view this metric as an indication of our operational capacity to execute on programs under contract. It is also an indication of the selection and initiation of discovery projects by our partners and the resulting near-term potential to earn research fees. Cumulatively, program starts with downstream participation indicate our total opportunities to earn downstream revenue from milestone fees and royalties in the mid- to long-term.

Programs in the clinic represent the count of unique programs for which an Investigational New Drug, or IND, New Animal Drug or Pre-Market Approval, or PMA, application, or equivalents under other regulatory regimes, has been filed based on an antibody that was discovered by us. Where the date of such application is not known to us, the date of the first public announcement of clinical trials will be used instead for the purpose of this metric. We view this metric as an indication of our near- and mid-term potential revenue from milestone fees and potential royalty payments in the long term.

Components of Results of Operations

Revenue

Our revenue currently consists primarily of technology access fees, which are generally generated upon execution of our partnership agreements, and discovery research fees, which are generated through our performance of antibody discovery research for our partners. To a lesser extent, we have also generated revenue from payments triggered by the satisfaction of clinical milestones under our partnership agreements. Our partnership agreements also entitle us to receive payments upon the satisfaction of commercial milestones as well as royalties on our partners’ sales, if any, of the antibodies that we discover under our partnerships. To date, we have not generated any revenue from commercial milestone payments or royalties on product sales because all of our current programs under contract are in the target selection, discovery, preclinical or clinical development stages. We expect revenue to increase over time as we secure additional programs under contract and conduct discovery efforts for our partners, and as our partners continue the development of the antibodies that we deliver. We expect that our revenue will fluctuate from period to period due to the timing of securing additional programs under contract, the inherently uncertain nature of the timing of milestone achievement and our dependence on the program decisions of our partners.

Operating Expenses

Research and Development Expenses. Research and development expenses primarily consist of salaries, benefits, incentive compensation, stock-based compensation, laboratory supplies and materials expenses for employees and contractors engaged in research and product development. We expense all research and development costs in the period in which they are incurred. Research and development activities consist of discovery research for partners as well as our internal platform development. We derive improvements to our technology stack from both types of activities. We have not historically tracked our research and development expenses on a partner-by-partner basis or on a product candidate-by-product candidate basis.

We expect to continue to incur substantial research and development expenses as we conduct discovery research for our partners. In addition, we plan to continue to invest in research and development to enhance our solutions and offerings to our partners, including hiring additional employees and continuing research and development projects obtained through strategic technology acquisitions. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of salaries, benefits, and stock-based compensation costs for employees within our commercial sales functions, as well as marketing, travel expenses and information technology costs that are directly associated with sales and marketing efforts, such as client relationship management tools and other information technology data tools to provide insight into market segments and trends. Until 2019, our sales and marketing function was limited, with only one dedicated business development person supported by two to three marketing staff who are primarily focused on scientific writing. This activity has been complemented with research and development staff attending a variety of scientific conferences, which has helped increase the business development pipeline. The associated expenses are included in research and development expenses as scientific conference attendance is primarily related to our research and development efforts. We expect our sales and marketing expenses to increase in absolute dollars as we expand our commercial sales, marketing and business development teams; increase our presence globally; and increase marketing activities to drive awareness and adoption of our platform. While these expenses may vary from period to period as a percentage of revenue, we expect these expenses to increase as a percentage of sales in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

General and Administrative Expenses. General and administrative expenses primarily consist of salaries, benefits and stock-based compensation costs for employees in our executive, accounting and finance, project management, corporate development, office administration, legal and human resources functions as well as professional services fees, such as consulting, audit, tax and legal fees, general corporate costs and allocated overhead expenses. General and administrative expenses also include all rent and facilities expenses for all employees, regardless of department or function. We expect that our general and administrative expenses will continue to increase in absolute dollars in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services. We expect these expenses to vary from period to period as a percentage of revenue.

Depreciation. Depreciation expense consists of the depreciation of equipment used actively in the business, primarily by research and development activities, and the depreciation of investments made in the build-out of facilities.

Other (Income) Expense

Interest Income. Interest income consists of interest earned on cash balances in our Bank of Montreal cash accounts. In 2020, following the closing of our preferred stock financing, interest income also included interest earned on money market funds administered by Bank of Montreal.

Interest and Other (Income) Expense. Interest expense consists primarily of interest related to borrowings under our credit agreements. For the years ended December 31, 2018 and 2019, we had credit and overdraft agreements with Bank of Montreal. In 2020, prior to the closing of our preferred stock financing, we repaid and terminated all material Bank of Montreal credit agreements. In connection with our preferred stock financing, we entered into a new credit agreement with OrbiMed. In the third quarter of 2020, we repaid this credit agreement with OrbiMed and retired all of the credit facility.

Foreign Exchange (Gain) Loss, Net. Foreign exchange (gain) loss, net, consists primarily of income or loss due to fluctuation in exchange rates between the Canadian dollar and the U.S. dollar. All of our historical revenue has been generated in U.S. dollars.

Grants and Incentives. Grants and incentives include cost recovery on activities that qualified for approved projects supported by grant funding or tax credits. Grants primarily include the benefit from programs administered by the Canadian government’s Ministry of Innovation, Science and Economic Development, such as their Industrial Research Assistance Program, which impacts 2018 and 2019, and the Strategic Innovation Fund, which impacts the nine months ended September 30, 2020. To the extent that grant funding covers capital expenditures, a deferred credit is recorded on the balance sheet and recognized ratably over the benefit period of the related expenditure for which the grant was intended to compensate.

Tax credits include benefits from the Canadian Scientific Research and Experimental Development, or SR&ED, program and the Australian R&D Tax Incentive program. Depending on our Canadian tax status, either a refundable cash or tax credit is accrued for every dollar spent in eligible research and development activities. In Australia, government investment tax credits are in the form of a tax credit for our Australian entity Channel Biologics Pty Ltd. Refundable tax credits are included in grants and incentives. Tax credits are included in a note in the financial statements. We expect to continue to benefit from these tax programs in the future.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the prospectus. The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)

Revenue:
Research fees	$8,831	$11,612	$8,409	$17,247
Milestone payments	—	—	—	8,000

Total revenue	8,831	11,612	8,409	25,247

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)

Operating expenses:
Research and development(1)	5,803	10,113	6,804	20,757
Sales and marketing(1)	712	1,263	792	1,610
General and administrative(1)	2,151	2,749	1,774	6,116
Depreciation	918	1,604	1,180	1,507

Total operating expenses	9,583	15,729	10,550	29,990

Loss from operations	(753)	(4,117)	(2,141)	(4,743)

Other (income) expense:
Interest income	$(42)	$(155)	$(111)	$(195)
Interest and other expense	213	209	127	4,896
Foreign exchange (gain) loss	362	(186)	(348)	(1,146)
Grants and incentives	(1,594)	(1,774)	(1,239)	(10,217)

Total other income	(1,061)	(1,906)	(1,571)	(6,662)

Net earnings (loss) for the period	$309	$(2,211)	$(570)	$1,918

(1)	Amounts include stock-based compensation as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Research and development	$593	$606	$538	$2,817
Sales and marketing	17	85	83	76
General and administrative	6	199	157	882

Total stock-based compensation	$615	$890	$778	$3,775

Comparison of the Nine Months Ended September 30, 2019 and 2020

Revenue

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Revenue
Research fees	$8,409	$17,247	$8,838	105%
Milestone payments	—	8,000	8,000	N/M

Total revenue	$8,409	$25,247	$16,838	200%

Revenue increased by $16.8 million, or 200%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. The increase was primarily driven by the receipt of payments upon achieving Phase 1, Phase 2, and Phase 3 clinical milestones met by Lilly relating to molecule LY-CoV555 in the amount of $8.0 million, activity related to discovery for the COVID-19 program in the amount of $5.9 million, and increased activity in the partnership business resulting in increased receipts of research fees in the amount of $2.9 million.

Operating Expenses

Research and Development

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Research and development	$6,804	$20,757	$13,953	205%

Research and development expenses increased by $14.0 million, or 205%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. The increase was primarily driven by increased headcount and corresponding increase in compensation expense in the research and development function in the amount of $6.0 million in the aggregate and associated expenses for materials to support these personnel in the amount of $0.8 million and licenses for external platforms of $1.9 million. In the nine months ended September 30, 2020, the Company acquired the OrthoMab bispecific platform from Dualogics in the amount of $4.0 million. This transaction was accounted for as an acquisition of an asset and expensed as incurred, as the platform acquired is intended to be further utilized and expanded on in our research and development efforts.

Sales and Marketing

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Sales and marketing	$792	$1,610	$818	103%

Sales and marketing expenses increased by $0.8 million, or 103%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. The increase was primarily driven by increased headcount in business development and marketing staff in the amount of an increase of $0.5 million in compensation expenses, as well as increased expenditures on external consultants for public relations and graphic design activities in the amount of $0.3 million. Sales and marketing expenses related to travel were significantly lower for the nine months ended September 30, 2020 due to COVID-19 related travel restrictions.

General and Administrative

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
General and administrative	$1,774	$6,116	$4,342	245%

General and administrative expenses increased by $4.3 million, or 245%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. The increase was primarily driven by increased headcount within the general and administrative function and the associated $1.8 million increase in compensation expenses. General and administrative expenses for the nine months ended September 30, 2020 also include costs related to the closing of our preferred stock financing and preparation for public markets, legal and accounting fees all totaling $1.6 million. Rent and facilities operating costs also increased by $0.4 million due to two new facilities leases in Vancouver and an additional new facilities lease in Australia.

Depreciation

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Depreciation	$1,180	$1,507	$327	28%

Depreciation expense increased by $0.3 million, or 28%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. The increase was due to the depreciation of equipment and facilities related to increased capital equipment spending over the prior year, in the amount of $4.8 million. For the year ended December 31, 2019, net property, plant and equipment assets totaled $8.5 million, an increase of $2.1 million from the previous year, and for the nine months ended September 30, 2020, net property, plant and equipment assets totaled $14.3 million, an increase of $5.8 million from December 31, 2019.

Other (Income) Expense

Interest Income

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Interest income	$(111)	$(195)	$(84)	76%

Interest income increased by $0.1 million, or 76%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. This increase was primarily driven by a larger cash balance maintained in the nine months ended September 30, 2020 compared to the prior period.

Interest and Other Expense

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Interest and other expense	$127	$4,896	$4,769	3755%

Interest and other expenses increased by $4.8 million, or 3755%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. The increase was primarily driven by $3.7 million in combined cancellation fees and legal fees on early retirement of the OrbiMed credit agreement in July 2020. In addition there was higher interest charged on credit facilities outstanding during the nine months ended September 30, 2020 compared to the prior period. The main driver for this increase in interest expense was the OrbiMed credit agreement in the amount of $0.7 million while that agreement was in effect.

Foreign Exchange Gain

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Foreign exchange gain, net	$(348)	$(1,146)	$(798)	229%

The foreign exchange gain, net, was primarily driven by the cash balance held in Canadian dollars and a strengthening of Canadian dollars against U.S. dollars, given the timing of when actual currency trades were made, during the nine months ended September 30, 2020 compared to the prior period.

Grants and Incentives

	Nine Months Ended September 30,		Change
	2019	2020	Amount	%
	(unaudited)
	(in thousands, except percentages)
Grants and incentives	$(1,239)	$(10,217)	$(8,978)	725%

Grants and incentives increased by $9.0 million, or 725%, from the nine months ended September 30, 2019 to the nine months ended September 30, 2020. This increase was driven primarily by expenses for which there was cost recovery related to the SIF project entered into between us and the Government of Canada in April 2020, in the amount of $8.4 million. Any additional cash from the SIF project that we receive for eligible capital expenditure activities resulted in recognition of a deferred credit on the balance sheet.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Revenue
Research fees	$8,831	$11,612	$2,781	31%

Total revenue	$8,831	$11,612	$2,781	31%

Revenue increased by $2.8 million, or 31%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by a higher number of programs under contract executed in 2019 for which we received research fees associated with discovery work conducted for our partners. There was no clinical milestone payment revenue in the years ended December 31, 2018 and 2019.

Operating Expenses

Research and Development

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Research and development	$5,803	$10,113	$4,310	74%

Research and development expenses increased by $4.3 million, or 74%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by increased headcount in the research and development function and associated expenses consisting primarily of personnel compensation in the amount of $2.5 million. In addition expenses related to materials supporting research and development activities increased $0.9 million.

Sales and Marketing

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Sales and marketing	$712	$1,263	$551	77%

Sales and marketing expenses increased by $0.6 million, or 77%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by increased compensation expense in the amount of $0.3 million and the engagement of a public relations consulting firm of $0.2 million.

General and Administrative

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
General and administrative	$2,151	$2,749	$598	28%

General and administrative expenses increased by $0.6 million, or 28%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by increased headcount within the general and administrative function and associated expenses consisting primarily of personnel compensation in the amount of $0.7 million.

Depreciation

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Depreciation	$918	$1,604	$686	75%

Depreciation expense increased by $0.7 million, or 75%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by a significant investment in capital assets made in 2018 and 2019 for laboratory space at our Vancouver Yukon Street facility and associated equipment in that facility in the amount of $5.3 million and $4.0 million, respectively.

Other (Income) Expense

Interest Income

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Interest income	$(42)	$(155)	$(113)	269%

Interest income increased by $0.1 million, or 269%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by a larger average cash balance maintained in the year ended December 31, 2019 compared to the prior period.

Interest and Other Expense

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Interest and other expense	$213	$209	$(4)	(2)%

There was no material change in interest and other expenses for the year ended December 31, 2018 compared to the year ended December 31, 2019. Some interest was charged on the Bank of Montreal loan carried during these two periods.

Foreign Exchange (Gain) Loss

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Foreign exchange (gain) loss	$362	$(186)	$(548)	N/M

Foreign exchange (gain) loss decreased by $0.5 million from the year ended December 31, 2018 to the year ended December 31, 2019. Foreign exchange gains and losses are driven primarily by the Canadian dollar cash balances that we maintain and the relative exchange rates between Canadian dollars and U.S. dollars.

Grants and Incentives

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Grants and incentives	$(1,594)	$(1,774)	$(180)	11%

Grants and incentives increased by $0.2 million, or 11%, from the year ended December 31, 2018 to the year ended December 31, 2019. This amount is associated with the Canadian SR&ED refundable tax credit program. With this program, we are able to claim eligible research and development expenses and earn a refundable tax credit after applying the applicable rate. The 2018 refundable tax credit was $1.4 million and the 2019 refundable tax credit was $1.1 million. This change in the effective claim amount is largely due to our growth. As a larger enterprise we no longer qualify for the enhanced claim rate extended to smaller businesses in Canada.

Liquidity and Capital Resources

As of September 30, 2020, we had $91.1 million of cash and cash equivalents. To date, we have primarily relied on revenue in the form of research fees from partners, government grants, conventional bank debt and equity financings to fund our operations, including most recently raising gross proceeds of $75.0 million through the sale and issuance of Series A2 convertible preferred shares.

We have generated positive operating cash flow cumulatively since our inception in 2012 and in every year since 2018. We intend to significantly invest in our business, and as a result may incur operating losses in future periods. We will continue to invest in research and development efforts towards expanding our capabilities and expertise along our technology stack, as well as building our business development team and marketing our solutions to new and existing partners. Based on our current business plan, we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure needs over at least the next      months following the date of this prospectus.

Our future capital requirements will depend on many factors, including, but not limited to our ability to successfully secure additional programs under contract with new and existing partners, the successful identification and discovery of antibodies for our partners and the successful development and commercialization by our partners of the antibodies that we deliver. If we are unable to execute on our business plan and adequately fund operations, or if the business plan requires a level of spending in excess of cash resources, we may be required to negotiate partnerships in which we receive greater near-term payments at the expense of potential downstream revenue. Alternatively, we may need to seek additional equity or debt financing, which may not be available on terms acceptable to us or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making product acquisitions, making capital expenditures, or declaring dividends. If we are unable to generate sufficient revenue or raise additional capital when desired, our business, financial condition, results of operations and prospects would be adversely affected.

Sources of Liquidity

Since our inception, we have financed our operations primarily from revenue in the form of research fees and milestone payments from partners, government grants, conventional bank debt and equity financings.

Revenue from Research Fees

We receive payments from our partnerships in the form of technology access and discovery research fees as we conduct discovery activities for our partners. Such fees are recognized as revenue in the period when the discovery work is performed.

Revenue from Milestone and Royalty Payments

We are entitled to additional payments with respect to discovery programs with our partners upon the satisfaction of development and approval milestones, as well as royalties upon sales, if any, by our partners of the antibodies that we discover.

In May, June and July 2020, we received the first milestone payments related to LY-CoV555, a molecule discovered by us in connection with our partnership with Lilly. If this antibody receives marketing approval, we are entitled to additional approval milestone payments. If this antibody is commercialized and sales of this molecule commence, we are entitled to a royalty under our partnership agreement.

BLAZE-1 is a randomized, double-blind, placebo-controlled Phase 2 study conducted by Lilly that is designed to assess the efficacy and safety of LY-CoV555 and an additional Lilly product candidate for the treatment of symptomatic COVID-19 in the outpatient setting. Across all treatment arms, the trial is designed to enroll an estimated 800 participants. The monotherapy arms of BLAZE-1 enrolled mild-to-moderate recently diagnosed COVID-19 patients across four groups (placebo, LY-CoV555 700 mg, LY-CoV555 2800 mg, and LY-CoV555 7000 mg). The primary outcome measure for the BLAZE-1 monotherapy arms was change from baseline to day 11 in SARS-CoV-2 viral load. Additional endpoints include the percentage of participants who experience COVID-related hospitalization, emergency room visit or death from baseline through day 29, as well as safety. Lilly announced that the primary endpoint, change from baseline in viral load at day 11, was met at the 2800 mg dose level, but not the others. Most patients, including those receiving placebo, demonstrated near complete viral clearance by day 11. Additional analyses of viral data demonstrated that LY-CoV555 improved viral clearance at an earlier time point (day 3) and reduced the proportion of patients with persistently high viral load at later time points. Lilly also announced that LY-CoV555 was well-tolerated, with no drug-related serious adverse events reported. Treatment emergent adverse events were similar across all dose groups and comparable to placebo. Viral RNA sequencing revealed putative LY-CoV555-resistance variants in placebo and all treatment arms. The rate of resistance variants was numerically higher in treated patients (8 percent) versus placebo (6 percent).

On October 7, 2020, Lilly submitted a request for an EUA for the LY-CoV555 monotherapy to the FDA, which was granted on November 9, 2020. On October 28, 2020, Lilly announced an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million. On October 29, 2020, Lilly also announced a fixed price contract for procurement of LY-CoV555 in the amount of $312.5 million with the U.S. Army Contracting Command. Under our partnership with Lilly, we are entitled to receive a specified percentage of proceeds that Lilly receives from these sales. See the section of this prospectus titled “Business—Eli Lilly Partnership” for additional details.

Equity Financings and Option Exercises

As of September 30, 2020, we have raised a total of $88.6 million from the issuance and sale of convertible preferred shares and common shares, net of costs associated with such financings, and exercises of employee share options.

Prior Credit Agreements

In 2018, we entered into a credit agreement with Bank of Montreal that provided for a term loan, a revolving credit facility and a facility for travel expenses. Interest on this facility accrued at a prime floating rate plus 1.5% per annum. In March 2020, we retired our term loan and revolving credit facility with Bank of Montreal. We continue to maintain a credit facility for travel expenses.

As part of our $105.0 million Series A2 financing in March 2020, we entered into a senior secured credit agreement with OrbiMed, which provided for a term loan in an aggregate amount of $30.0 million for a five-year term. Borrowings under this facility bore interest at a rate per annum equal to an applicable margin of 6% plus the higher of LIBOR for the applicable interest period and 1.75%. In July 2020, we repaid funds borrowed under this facility in full and retired the credit facility with OrbiMed. All associated security interests with this credit facility were released.

Ministry of Western Economic Diversification under the Western Innovation Initiative

Starting in April 2015, we have obtained funding from the Canadian Ministry of Western Economic Diversification, or WD Canada, under the Western Innovation Initiative, or WINN, and the Business Scale-up and Productivity, or BSP, programs. WINN and BSP are Canadian federal government initiatives which provide financing to projects that meet certain program criteria. The funding covers project expenditures for the purchase of capital equipment and the payment of project-related expenses. The terms of these WD Canada loans include a draw of the loan over the three years of a project, one year of no repayments for the loan followed by repayment over five years in equal installments of the principal amount of the loan. These loans are provided at zero interest and are unsecured. As of September 30, 2020, we have three loans with WD Canada for projects started in 2015, 2016, and 2019, representing total available funding of $5.7 million. For the projects started in 2015 and 2016, loan repayments have commenced and are expected to be $205,000 in 2020. As of September 30, 2020, approximately $2.3 million remained outstanding that was borrowed under this initiative, and these loans are repayable in installments through to 2028.

Government of Canada’s Strategic Innovation Fund

In April 2020, we entered into a multi-year agreement with the Canadian government’s Strategic Innovation Fund, or SIF. Under this agreement, up to CAD $175.6 million ($125.6 million) was committed by the Government of Canada to be directed towards two key stages of a project.

The first stage will provide financial support to our operations during the work that we perform for the discovery of antibodies against COVID-19. The funding supports investment into equipment, teams and physical space to advance our platform for future pandemic preparedness. The Canadian government has committed up to CAD $63.9 million ($45.7 million) towards this stage of the project, based on costs incurred and paid and such funding is non-repayable. As of September 30, 2020, we have claimed a total of CAD $17.3 million ($12.8 million) under this first stage of the project.

The second stage of the project is intended to fund the expansion of research and development; building out process development and chemistry, manufacturing and control, or CMC, capabilities; constructing a facility for GMP manufacturing; and all related supporting laboratory and office requirements. The project related budget includes project costs for the land and building, the fit out for offices, labs, GMP cleanrooms as well as the equipment required to develop fully functional CMC and GMP capabilities as required to support clinical trials. The Canadian government has committed up to CAD $111.7 million ($79.9 million) for this project, contingent upon costs incurred and paid, with the rest to be co-funded by us through partnering with a developer and taking a co-ownership position in the resulting facilities. Completion and approval of a feasibility study is required to further advance this project and prior to any SIF reimbursement for this stage. SIF funding for this project is expected to occur between 2020 and 2025. Repayment of SIF assistance received for this stage of the project will be calculated as a percentage rate of AbCellera’s revenue, with payment made to the Government of Canada on an annual basis during the repayment period starting in 2027. Repayment on this stage of the project is conditional on revenue thresholds being achieved in seven years, a year following the completion of the project and over the subsequent ten-year period. If the revenue threshold is not met, the SIF funding contribution will be non-repayable. This funding and its associated conditional repayment is not secured by any of our assets or that of the project. As of September 30, 2020, we have claimed a total of CAD $0.1 million ($0.1 million) under this second stage of the project.

We conduct work, incur expenses and fund all costs from our own cash resources. On a quarterly basis, we submit claims to the SIF for eligible reimbursable expenses. As of September 30, 2020, we have claimed a total of CAD $17.4 million ($12.9 million) under SIF.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
		(in thousands)
Net cash provided by (used in):
Operating activities	$3,566	$2,694	$2,234	$21,414
Investing activities	(5,307)	(5,780)	(5,152)	(11,598)
Financing activities	12,186	195	(53)	73,713

Net increase (decrease) in cash and cash equivalents, and restricted cash	$10,444	$(2,891)	$(2,971)	$83,529

Operating Activities

Net cash provided by operating activities increased by $19.2 million from $2.2 million in the nine months ended September 30, 2019 to $21.4 million in the nine months ended September 30, 2020. The increase resulted primarily from increased revenue from discovery research activities, securing new multi-year, multi-target contracts with partners that involved up front technology access fees upon execution of the contract, and payments resulting from the satisfaction of clinical milestones under our partnership with Lilly.

Net cash provided by operating activities decreased by $0.9 million from $3.6 million in the year ended December 31, 2018 to $2.7 million in the year ended December 31, 2019. The decrease resulted primarily from fewer large contracts with technology access fees entered into in 2019 as compared to 2018.

Investing Activities

Net cash used in investing activities was $5.2 million in the nine months ended September 30, 2019 compared to $11.6 million in the nine months ended September 30, 2020. The increase in cash used was primarily driven by investment in a fully paid up license for access to a humanized rodent platform for discovery projects with Alloy Therapeutics. By contrast, in the nine months ended September 30, 2019, investments were limited to equipment used primarily in our research and development activities.

Net cash used in investing activities was $5.3 million during the year ended December 31, 2018 compared to $5.8 million in the year ended December 31, 2019. The increase in cash used was primarily driven by issuance of related party loans.

Financing Activities

Net cash used in financing activities was $0.1 million for the nine months ended September 30, 2019 compared to net cash provided by financing activities of $73.7 million for the nine months ended September 30, 2020. Net cash provided by financing activities for the nine months ended September 30, 2020 related primarily to the Series A2 financing round closed in March 2020. By contrast, no major equity financing was completed in 2019.

Net cash provided by financing activities was $12.2 million for the year ended December 31, 2018 compared to $0.2 million for the year ended December 31, 2019. Net cash provided by financing activities for the year ended December 31, 2018 resulted primarily from the Series A preferred share financing, common share equity issuances, and drawdowns from the Bank of Montreal credit agreement to fund facilities expansion in 2018. Net cash provided by financing activities during the year ended December 31, 2019 resulted primarily from the proceeds from debt at Bank of Montreal used to help finance equipment at our Vancouver Yukon Street facility.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of September 30, 2020:

	Payments Due by Period
(unaudited, in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt obligations, including interest(1)(2)	$3,110	$530	$1,783	$732	$65
Operating lease obligations(3)	4,495	818	1,300	1,201	1,177

Total	$7,605	$1,348	$3,083	$1,932	$1,242

(1)	In March 2020, we retired our term loan and line of credit facility with Bank of Montreal. We continue to maintain a credit facility for travel expenses.
(2)	Includes obligations outstanding as of September 30, 2020 related to funding obtained from WD Canada under the WINN and BSP programs. The funding covers project expenditures for the purchase of capital equipment and the payment of project-related expenses. The terms of these WD Canada loans include a draw of the loan over the three years of a project, one year of no repayments for the loan followed by repayment over five years in equal installments of the principal amount of the loan. These loans are provided at zero interest and are unsecured.
(3)	We lease our office and laboratory space of approximately 22,000 square feet at the Yukon St facility in Vancouver, British Columbia under a lease that expires in December 2027. In February 2020, we entered into an additional lease for approximately 5,000 square feet at the Broadway St facility in Vancouver, British Columbia under a lease that expires in 2025. In June 2020, we entered into an additional lease for approximately 6,300 square feet at the Ontario St facility in Vancouver, British Columbia under a lease that expires in 2022. Amounts in the table reflect minimum payments due for our leases of office and laboratory space.

We are a party to license agreements with the University of British Columbia and the Leland Stanford Junior University, pursuant to which we are required to make payments to the counterparties, including, as applicable, annual license fees and royalties. See the section of this prospectus titled “Business—Intellectual Property” for additional details.

Income Taxes

We do not have any Canadian non-capital loss carried forward. As of December 31, 2019, we had Canadian income tax credits of $1.2 million to offset Canadian federal and provincial taxes payable expiring in the years 2029 through 2040. As of December 31, 2019, we had unclaimed tax deductions for scientific research and experimental development of approximately $1.0 million that do not expire. As of December 31, 2019, we had income tax credits and operating losses carried forward related to non-Canadian operations of approximately $1.5 million, with expiration dates between 2029 and 2040. Our carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. These carryforwards may generally be utilized in any future period but may be subject to limitations based upon changes in the ownership of our stock in a prior or future period. We have not quantified the amount of such limitations, if any.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

In connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2018 and 2019 included elsewhere in this prospectus, we identified a material weakness in our internal control over financial reporting. Specifically, there was a material adjustment in our financial statements required due to an overstatement of a lease liability upon adoption of Accounting Standards Update, or ASU, 2016-02, Leases (Topic 842), as well as certain other adjustments. In the aggregate, such adjustments amounted to a material weakness. The material weakness resulted from a lack of resources and experience within our finance function, in particular with respect to the adoption of the new lease accounting standard and with respect to our transition to U.S. GAAP, and our change in measurement currency from Canadian dollars to U.S. dollars.

We have begun taking measures, and plan to continue to take measures, to remediate this material weakness. These measures include hiring or engaging additional accounting personnel with familiarity with reporting under U.S. GAAP, and implementing and adopting additional controls and procedures. Our recruitment efforts to identify additional accounting personnel and implementation of additional accounting processes and controls are underway. Remediation costs consist primarily of additional personnel expenses, which we do not anticipate will have a material impact to our financial statements. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares”. We have identified a material weakness in our internal control over financial reporting, and we may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.

However, the implementation of these measures may not be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or to prevent or avoid potential future material weaknesses. Moreover, our current controls and any new controls that we develop may become inadequate in the future because of changes in conditions in our business. Furthermore, we may not have identified all material weaknesses and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods, which could cause the price of our common shares to decline.

Qualitative and Quantitative Disclosures About Market Risk

Concentration of Credit Risk

We bear credit risk primarily in the payments owed to us by our partners for work performed under our partnership agreements, for which receivables are concentrated in a limited number of partners. For the nine months ended September 30, 2020, two partners accounted for 50% and 21% of revenue, and the remaining 29% of revenue was accounted for by nine partners. For the nine months ended September 30, 2019, two partners accounted for 47% and 15% of revenue, and the remaining 38% of revenue was accounted for by nine partners. Two partners accounted for 93% and 5% of accounts receivable as of September 30, 2020.

For the years ended December 31, 2019 and 2018, two partners accounted for 61% and 71% of revenue. As of December 31, 2019, two partners comprised 49% and 24% of accounts receivable. As of December 31, 2018, two partners comprised 98% and 1% of accounts receivable.

Interest Rate Risk

As of December 31, 2019 and September 30, 2020, we had a cash balance of $7.6 million and $91.1 million, respectively, a majority of which was maintained in bank accounts and money market funds with Bank of Montreal. Our primary exposure to market risk is to interest income volatility, which is affected by changes in the general level of interest rates. As such rates are at a near record low, a 10% change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

Foreign Currency Risk

We are exposed to financial risks as a result of exchange rate fluctuations between the U.S. dollar and the Canadian dollar and the volatility of these rates. In the normal course of business, we earn revenue denominated in U.S. dollars and we incur expenses in Canadian denominated, U.S. denominated and Australian denominated dollars. Our reporting currency is the U.S. dollar. We hold a majority of our cash in U.S. dollars. We do not expect that foreign currency gains and losses will have a material effect on our financial position or results of operations in the foreseeable future. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency exchange rates.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue currently primarily consists of research fees and milestone payments, which are generated through our performance of antibody discovery research for our partners. Promised deliverables to our global partners include research and development. The Company applied ASC 606 to all arrangements to date.

In accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606, we account for revenue from contracts with partners, whom we view as customers under ASC 606, which includes the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as we satisfy a performance obligation. For instances where promises are not distinct at contract inception they are combined into a single performance obligation. An option to acquire additional goods and/or services is evaluated on both quantitative and qualitative aspects to determine if such an option provides a material right to the customer that the customer would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer and is accounted for as a separate contract upon the customer’s election.

When applying the revenue recognition criteria of ASC 606 to research fees and milestone payments, management applies significant judgment when evaluating whether contractual obligations represent distinct performance obligations; allocating transaction price to performance obligations within a contract; determining when performance obligations have been met; assessing the recognition and future reversal of variable consideration; and when determining and applying appropriate methods of measuring progress for performance obligations satisfied over time.

We allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. Revenue is recognized based on the amount of the transaction price that is allocated to each respective performance obligation when or as the performance obligation is satisfied by transferring a promised good and/or service to the customer. We generally use output methods to measure the progress toward satisfaction of performance obligations that are satisfied over time. Due to different types of end customers and differences in the nature of work involved, revenue contracts require formal inspection and approval of experiments and research plans at each stage of work. Therefore, the output method is the most faithful depiction of our performance.

Research fees. We negotiate technology access fees and discovery research fees in our partnership contracts that are recognized as revenue in the period when the discovery work is performed. The transaction price generally includes fixed fees due at contract inception as well as fixed fees payable at the beginning and end of different phases of the discovery research services performed. We utilize either the expected value method or the most likely amount method to estimate the amount of variable consideration to include in the transaction price, as most appropriate in the circumstances.

Milestone payments. At the inception of the arrangement, we evaluate whether the associated event is considered probable of achievement and estimate the amount to be included in the transaction price using the most likely amount method. In determining the transaction price, we constrain the transaction price for variable consideration to limit its inclusion so that it only includes the amount that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is a significant risk that we may not earn all of the milestone payments from each of our arrangements. Management applies significant judgment when assessing the likelihood of milestones being achieved and when allocating the transaction price to each performance obligation for revenue recognition purposes.

Stock-Based Compensation

We measure stock-based compensation based on the grant date fair value of the stock-based awards and recognize stock-based compensation expense on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of the respective award. For non-employee awards, compensation expense is recognized as the services are provided, which is generally ratably over the vesting period. Awards with an exercise price which is not denominated in: (a) the currency of a market in which a substantial portion of our equity securities traded, (b) the currency in which the individual’s pay is denominated, or (c) our functional currency, are classified as liabilities, and are subsequently re-measured to fair value at each balance sheet date until exercised or cancelled, with changes in fair value recognized as compensation cost for the period.

Stock-based compensation expense is classified in our consolidated statements of income (loss) and comprehensive income (loss) based on the function to which the related services are provided. We recognize stock-based compensation expense for the portion of awards that have vested. Forfeitures are accounted for as they occur.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected share price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield.

As there is currently no public market for our common shares, we determined the volatility for awards granted with reference to an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. We expect to continue to do so until we have adequate historical data regarding the volatility of the trading price of our common shares on the Nasdaq Stock Market. The risk-free interest rate is determined by reference to the Bank of Canada Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, which is based on the average of the time-to-vesting and the contractual life of the options. We have not paid, and do not anticipate paying, dividends on our common shares; therefore, the expected dividend yield is assumed to be zero.

As there has been no public market for our common shares to date, the historical estimated fair value of our common shares has been approved by our board of directors. Prior to November 2019, our board of directors determined the per-share fair value of our common shares in connection with option grants as equal to the per-share issuance price of our common shares in the then-most recent arms’ length financing transaction. After such date, our board of directors determined the fair value of our common shares considering our most recently available independent third-party valuations of common shares.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, third-party valuation firms prepared valuations of our common shares. From November 2019 until March 2020, such valuations used a discounted cash flow, or DCF, analysis, which is based on management’s projection of future revenues and costs. The future cash flows are adjusted to arrive at a risk-adjusted present-day value of the future cash flows and fair value of equity. From March 2020 to July 2020, such valuations used a methodology that calculated the implied total value of an enterprise by accounting for all share class rights and preferences, as of the date of the latest financing. The total equity value implied by this transaction was then applied in the context of an option pricing model to determine the value of each class of our shares. The analysis used an option pricing method, or OPM, which treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The OPM takes into account the preferred shareholders’ liquidation preferences, participation rights, dividend policy and conversion rights to determine how proceeds from a liquidity event will be distributed among various ownership classes at a future date. A discount for lack of marketability of the common shares is then applied to arrive at an indication of value for the common shares. After July 2020, in contemplation of this offering, such valuations estimated the enterprise value of our business using a hybrid approach in determining the fair value of our common shares that includes a probability-weighted expected return method, or PWERM and the OPM. Under a PWERM, the fair market value of our common shares is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Based on the timing and nature of an assumed liquidity event in each scenario, a discount for lack of marketability would be applied to each scenario, as appropriate. The probability-weighted the value of each expected outcome would then be used to arrive at an estimate of fair value per common share.

In addition to considering the results of the third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common shares as of each grant date, which may be a date other than the most recent third-party valuation date, including:

•	the prices at which we sold preferred shares and the superior rights and preferences of the preferred shares relative to our common shares at the time of each grant;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	our financial condition and operating results, including our levels of available capital resources and forecasted results;

•	developments in our business, including the achievement of milestones such as entering into partnering agreements;

•	the valuation of publicly traded companies in the life sciences, biopharmaceutical and healthcare technology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting our industry, and trends within our industry;

•

the likelihood of achieving a liquidity event for the holders of our preferred shares and holders of our common shares, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in our industry.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our product candidates, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the completion of this offering, the fair value of our common shares will be determined based on the quoted market price of our common shares.

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for information concerning certain specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2019 and 2020.

Stock-based compensation expense was $0.6 million and $0.9 million during the years ended December 31, 2018 and 2019, respectively, and $0.8 million and $3.8 million during the nine months ended September 30, 2019 and 2020, respectively. As of December 31, 2019, we had $5.9 million of total unrecognized stock-based compensation expenses related to nonvested options which we expect to recognize over a weighted-average period of 2.9 years.

The intrinsic value of all outstanding options as of September 30, 2020 was $                million, based on an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover of this prospectus, of which approximately $                million was related to vested options and approximately $                million was related to unvested options.

Recent Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as described below, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Effective January 1, 2019, we adopted ASU 2016-02, Leases (Topic 842), or ASC 842, using the optional transition method that allows for a cumulative-effective adjustment in the period of adoption and did not restate prior periods. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to carry forward the historical lease classification. We applied the definition of a lease under ASC 842 to contracts effective for periods on or after January 1, 2019. We determine if an arrangement is a lease at its inception. After determination of lease arrangement, we identify whether the lease arrangement consists of any non-lease component. We account for lease components (such as rental payments) separately from non-lease components (such as common area maintenance costs). The lease component is considered in operating leases, whereas the non-lease component is accounted for separately in profit and loss. Such non-lease component is accounted for ratably over a straight line basis over the duration of the lease period. Operating leases are included in operating lease right-of-use assets, accrued liabilities, and long-term operating lease liabilities in our consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities and right-of-use assets are recognized at commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments if an explicit rate is not available. We applied an incremental borrowing rate of 6.5% on transition and applied this rate to the lease in consideration. Rent expense, included as part of general and administrative expense, for lease payments is recognized on a straight-line basis over the lease term. The operating lease right-of-use assets also includes any rent prepayments, lease incentives upon receipt, and straight-line rent expense impacts, which represent the differences between our operating lease liabilities and right-of-use assets. Adoption of the new lease standard resulted in recognition of a right-of-use asset of $2.8 million and a lease liability of $3.1 million, as of January 1, 2019. The difference between the right-of-use asset and lease liability relates to the balance of deferred tenant inducements. The standard did not impact our statements of loss and had no impact on our cash flows, nor did the adoption of this standard result in a cumulative effect adjustment to accumulated deficit and had no impact on cash flows for the year ended December 31, 2019. Prior to 2019, we recognized rent expenses associated with our operating lease agreements on a straight-line basis over the terms of the leases. Incentives granted under our facility leases, including rent holidays, were capitalized, and recognized as adjustments to rent expense on a straight-line basis over the terms of the leases.

Effective January 1, 2018, we adopted ASU 2016-09 Improvements to Employee Share-Based Payment Accounting. This update provides an accounting policy election, to be applied on an entity-wide basis, to either estimate the number of awards that are expected to vest (consistent with existing U.S. GAAP) or account for forfeitures when they occur. The accounting policy election applies only to awards with service conditions; awards with performance conditions will still be assessed at each reporting date to determine whether it is probable that the performance conditions will be achieved. An entity that elects an accounting policy to account for forfeitures when they occur would assume that the service condition will be achieved when determining the initial amount of compensation cost to recognize. The entity should reverse compensation cost previously recognized when an award is forfeited before the completion of the requisite service period (the reversal is recognized in the period the award is forfeited). Therefore, regardless of the policy election, compensation cost will be recognized for all awards that ultimately vest. We elect to account for forfeitures when they occur. There was no financial statement impact on adoption of this ASU.

In June 2018, the Financial Accounting Standards Board, or FASB, issued ASU 2018–07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. We adopted this standard as of January 1, 2029. Adoption of this new accounting standard did not have a significant impact on our consolidated financial statements.

On January 1, 2020, we adopted the new ASU 2016-13, issued by the FASB, and all related amendments under FASB Accounting Standards Codification, or ASC, Topic 326, Financial Instruments—Credit Losses. Adoption of this new accounting standard will not have a significant impact on our consolidated financial statements.

Berkeley Lights Litigation

In July, August and September 2020, we filed suits against Berkeley Lights, Inc., or Berkeley, in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement of one or more of our patents. In August 2020, Berkeley filed suit against us and our subsidiary Lineage Biosciences Inc. in the U.S. District Court for the Northern District of California seeking (i) declaratory judgment of non-infringement of U.S. Patent No. 10,058,839, or the 839 patent; (ii) a finding of unfair competition and false advertising under the Lanham Act; and (iii) a finding of unfair business practices under the California Business and Professions Code. We believe the action filed by Berkeley is without merit and have moved to dismiss the above action for lack of jurisdiction and failure to state a claim upon which relief can be granted pursuant to Federal Rules of Civil Procedure 12(b) 1, 2, and 6. See the section of this prospectus titled “Business—Legal Proceedings” for additional information. The timing of the incurrence of legal expenses relating to pending litigation is difficult to predict and the outcome of litigation is inherently uncertain. Related costs and outcomes could materially affect our financial condition and operating results in future periods.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus, or COVID-19, as a pandemic, which continues to spread throughout the United States and worldwide. As with many companies around the world, our day to day operations were disrupted with the imposition of work from home policies and requirements for physical distancing for any personnel present in our offices and laboratories. The pandemic has also disrupted our sales and marketing activities as shelter-in-place orders, quarantines, travel restrictions and other public health safety measures have impacted our ability to interact with our existing and potential partners for our solutions. There is significant uncertainty as to the trajectory of the pandemic and its impacts on our business in the future. We could be materially and adversely affected by the risks, or the public perception of the risks, related to the COVID-19 pandemic or similar public health crises. Such crises could adversely impact our ability to conduct on-site laboratory activities, expand our laboratory facilities, secure critical supplies such as reagents, laboratory tools or immunized animals required for discovery research activities, and hire and retain key personnel. The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We remain focused on maintaining our operations, liquidity and financial flexibility and continue to monitor developments as we deal with the disruptions and uncertainties from the COVID-19 pandemic.

JOBS Act Accounting Election

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are not otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal controls over financial reporting;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year in which the fifth anniversary of the completion of this offering occurs. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion, or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which we will adopt the recently issued accounting standard.

BUSINESS

Overview

We believe that the surest path to a better future is through technological advancement and that the new frontier of technology lies at the interface of computation, engineering and biology. Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. We aim to become the centralized operating system for next generation antibody discovery.

Our full-stack, artificial intelligence-, or AI, powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. We believe our technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing our own clinical pipeline of drug candidates, we forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. We empower them to move quickly, reduce cost and tackle the toughest problems in drug development. As of September 30, 2020, we had 94 discovery programs that are either completed, in progress or under contract with 26 partners. As a recent example, in a collaboration with Eli Lilly and Company, or Lilly, we applied our technology stack to co-develop LY-CoV555, a potential antibody therapy to treat and prevent COVID-19. Starting from a single blood sample obtained from a convalescent patient, we and our partners identified a viable antibody drug candidate within three weeks that advanced into clinical testing 90 days after initiation of the program. Lilly progressed into these clinical trials at a greatly accelerated pace as a result of the Coronavirus Treatment Acceleration Program, which is a special emergency program for possible coronavirus therapies created by the FDA in 2020 to expedite the development of potentially safe and effective life-saving treatments to combat the COVID-19 pandemic. With respect to other or future product candidates, there is no assurance that any of our partners or collaborators will be able to advance a product candidate into clinical development on this timeframe again in the future, or at all. We initiated our partnering program in 2015 and have only had this one program result in clinical milestone payments to us to date and we have not yet had a program receive marketing approval.

Antibodies, which are proteins generated by natural immune systems to fight infection and disease, are amongst the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many others. In 2019, antibody-based therapeutics accounted for over $140.0 billion in sales worldwide and represented five of the top 10 selling therapeutics. The rise of genomics, high-throughput biology and genetic engineering has greatly expanded the opportunity and the ecosystem of innovators working to advance the development of antibody-based therapeutics. There has been a proliferation of biopharmaceutical companies pursuing innovative drug candidate formats and new targets. As new entrants continue to emerge, we believe the total addressable market will continue to expand.

As the field of antibody therapeutics evolves, finding novel antibodies with desired therapeutic properties has become increasingly competitive and demanding. We believe that there are two fundamental problems hindering the discovery and development of next generation antibody-based therapeutics. The first is the state of technology: because of the limitations of legacy discovery approaches, there are many well-validated targets for which suitable antibodies cannot be found. The second is access: most companies are forced to cobble together fragmented solutions and lack the facilities and expertise needed to prosecute their antibody programs. Both of these problems contribute to the rising cost of drug development and delay bringing needed therapies to patients.

Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of steps in the discovery process, including immune repertoire sequencing, or RepSeq, single-cell analysis, AI, and transgenic rodent platforms. We believe we uniquely integrate proprietary technologies that address each of these steps, creating a complete solution for our partners. Over the last eight years, we have developed and assembled technologies that unlock the database of natural antibodies. We are democratizing the industry by providing our partners of all sizes with access to our centralized operating system.

As depicted in Figure 1 below, our technology stack is a chain of interlocking technologies that is designed to enable the identification of antibodies with desired therapeutic properties.

Figure 1: Our Technology Stack

Some notable technologies within our stack that compound the productivity and efficiency of each step of the discovery process include:

•

Source. We combine proprietary immunization with genetically engineered mouse technologies, including the proprietary suite of humanized mice we acquired in November 2020 in connection with our acquisition of Trianni, to provide a diverse source of human antibodies.

•	Search. Our patented microfluidic single-cell screening technology combines speed, throughput, efficiency, resolution and versatility, enabling rapid and deep searches of natural antibody responses.

•

Find. Following the acquisition of Lineage Biosciences Inc., or Lineage, in March 2017, we integrated high-throughput RepSeq technology with our single-cell screening technology to provide leading capabilities for the comprehensive profiling and functional characterization of antibody diversity.

•

Analyze. Our internally developed platform, Celium, a powerful computational engine for mining, interacting and visualizing the terabytes of data generated during an antibody discovery campaign, combines software, AI and visualization tools to organize, compute and interactively explore large multidimensional data sets.

•	Engineer. We acquired rights to the OrthoMab bispecific technology in June 2020, which is a versatile and clinically-validated protein engineering solution to design and produce bispecific antibodies.

The marriage of advanced data collection and computation creates a flywheel effect that augments our technology. As we run our partnership business, we are amassing unique, multi-dimensional data sets that link measurements at the level of single immune cells with the properties of the antibodies they make and the DNA sequences that encode their function. A single antibody discovery project can generate millions of DNA sequences and single-cell measurements, as well as thousands of target-specific antibodies, each characterized by hundreds of data points. Every project generates more data about the antibody immune response. This creates a competitive advantage whereby Celium extracts insights from the data that allows us to accelerate wet lab experimentation with in silico computation in a continuously iterative process. Because our computation is grounded on real world data, the output of Celium is not theoretical predications. We find real molecules that have been optimized by nature.

Our business thesis is based on the belief that technological advancement can improve the drug development process and that maximizing the value and impact of our work is best achieved through partnerships. In March 2020, we tested these beliefs as we mobilized our response to the COVID-19 pandemic. Working with our partner Lilly, we were able to progress from initiation of discovery to clinical trials in only 90 days. The first clinical development candidate in this collaboration, LY-CoV555, is undergoing clinical trials as both a monotherapy and in combination with another antibody as potential therapeutics for COVID-19.

On September 16, 2020, Lilly released the first interim Phase 2 clinical data for the monotherapy arms of the BLAZE-1 study, which showed that treatments of COVID-19 infected patients with LY-CoV555 resulted in a 72% risk reduction in hospitalization as compared to placebo in a study of 465 patients. Additionally, a post-hoc analysis of interim data showed that in high risk patient groups, including those patients over the age of 65 or with body mass index above 35, LY-CoV555 reduced the absolute risk of hospitalization by 9.5% (from 13.5% in the placebo group to 4% across all monotherapy treatment groups). BLAZE-1 is a randomized, double-blind, placebo-controlled Phase 2 study conducted by Lilly that is designed to assess the efficacy and safety of LY-CoV555 and an additional Lilly product candidate for the treatment of symptomatic COVID-19 in the outpatient setting. Across all treatment arms, the trial is designed to enroll an estimated 800 participants. The monotherapy arms of BLAZE-1 enrolled mild-to-moderate recently diagnosed COVID-19 patients across four groups (placebo, LY-CoV555 700 mg, LY-CoV555 2800 mg, and LY-CoV555 7000 mg). The primary outcome measure for the BLAZE-1 monotherapy arms was change from baseline to day 11 in SARS-CoV-2 viral load. Additional endpoints include the percentage of participants who experience COVID-related hospitalization, emergency room visit or death from baseline through day 29, as well as safety. Lilly announced that the primary endpoint, change from baseline in viral load at day 11, was met at the 2800 mg dose level, but not the others. Most patients, including those receiving placebo, demonstrated near complete viral clearance by day 11. Additional analyses of viral data demonstrated that LY-CoV555 improved viral clearance at an earlier time point (day 3) and reduced the proportion of patients with persistently high viral load at later time points. Lilly also announced that LY-CoV555 was well-tolerated, with no drug-related serious adverse events reported. Treatment emergent adverse events were similar across all dose groups and comparable to placebo.

In addition to the BLAZE-1 study described above, LY-CoV555 is being evaluated in three other clinical trials, one of which is a Phase 3 trial for prophylaxis of COVID-19. LY-CoV555 was also evaluated in a Phase 3 trial in hospitalized patients. Based on trial data that suggested that LY-CoV555 is unlikely to help hospitalized COVID-19 patients recover from this advanced stage of their disease, Lilly announced on October 26, 2020 that it has stopped enrolling additional patients for treatment with LY-CoV555 in this study. The other clinical trials of LY-CoV555 referred to above to evaluate LY-CoV555 for treatment of mild to moderate COVID-19 and for prophylaxis remain active.

On October 7, 2020, Lilly submitted a request for an EUA for the LY-CoV555 monotherapy to the FDA, which was granted on November 9, 2020. On October 28, 2020, Lilly announced an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million. On October 29, 2020, Lilly also announced a fixed price contract for procurement of LY-CoV555 in the amount of $312.5 million with the U.S. Army Contracting Command. Under our partnership with Lilly, we are entitled to receive a specified percentage of proceeds that Lilly receives from these sales. As proud as we are to have played a role in the global response to COVID-19, we believe it is only an example of how our technology can accelerate drug discovery.

Our business has historically been both high growth and capital efficient. Revenues have grown at a 109% CAGR since 2014. We have generated positive operating cash flow cumulatively since our inception in 2012 and in every year since 2018. Our partnership agreements include: (i) payments for technology access and performance of research, (ii) downstream payments in the form of clinical and commercial milestones and

(iii) royalties on net sales of any approved therapeutics. We structure our agreements in a way that is designed to align our partners’ economic interests with our own. While the vast majority of our historical revenue reflects upfront payments from research programs, we believe the long-term value of our business will be driven by downstream milestone and royalty payments. For the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, our revenue was $8.8 million, $11.6 million, $8.4 million and $25.2 million, respectively. For the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020, our net income (loss) was $0.3 million, $(2.2) million, $(0.6) million and $1.9 million, respectively. As of September 30, 2020, we have entered into agreements for 94 partnered discovery programs, 71 of which include the potential for milestone and royalty payments from our partners. As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals.

Our Strategy

Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. To achieve this mission, we aim to become the operating system for next generation antibody discovery and to act as an integral part of our partners’ development efforts.

We seek to expand the industry of antibody therapeutics in two ways. First, we believe our technology can solve discovery problems to unlock new opportunities for therapeutic antibody development. Second, by accessing our teams, technologies and facilities, partners can eliminate the extended delays and costs associated with setting up antibody discovery capabilities. Through our partnership business, we aim to enable our partners to start programs without delay and prosecute them at maximum speed.

Our strategy includes:

•

Create more value with our existing partnerships. We have entered into contracts for more than 100 antibody discovery programs. Our partners include large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Where appropriate, we seek to expand our single-program partnerships to multi-year, multi-target agreements. As of September 30, 2020, over 70% of partnerships with royalty-bearing contracts included multiple targets. Through continual expansion of our capabilities and the addition of new technologies we will also look to increase the royalties associated with our partnership deals.

•

Increase the number of partnerships. We will work to forge new partnerships across our target customers, including large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations dedicated to drug development. We plan to gain new customers via increased business development activities, technological expansion and superiority over alternative methods. We will also work to increase the number of deals with smaller early-stage biotech firms by offering flexible deal structures and vertical integration from target to antibody drug candidate.

•

Expand our market by delivering a full solution through forward integration. Many of our potential partners, including early stage biotech companies, are seeking a partner with the infrastructure, resources and expertise to execute early stage discovery and preclinical development programs. Building on our existing platforms, we are adding capabilities and infrastructure to support full chemistry, manufacturing and control, or CMC, activities and GMP manufacturing to provide our partners with a full solution from target to investigational new drug application, or IND, submission.

•

Scale our teams and facilities to meet future demand. We are building capacity to support the execution of additional partnerships and expansion of the scope of discovery programs. To achieve this, we are investing in expanding our workforce and our facilities, and increasing efficiency through automation and software solutions. Over the past year we have grown our workforce by 64%, moving from 106 to 174 full-time employees as of September 30, 2020. Over this period, we entered into leases to expand our facilities from 21,000 square feet to 80,000 square feet, including a new 48,000 square feet research headquarters that is expected to open in the fourth quarter of 2021, are building a new GMP facility and are planning for a further facility expansion of approximately 200,000 square feet that will support cell line development, process development and GMP manufacturing of antibody therapeutics.

•

Further our technological differentiation. We believe we have technological differentiation for discovery of antibody drug candidates from natural immune systems. We intend to maintain our leading position through research and development to amplify and add capabilities in areas such as computation, protein engineering, immunization technologies, genetically engineered rodents and cell line selection. As we do so, we will continue to expand and protect our intellectual property estate. We will continue to look for strategic technology acquisitions to broaden and deepen our capabilities and expertise in antibody drug discovery and development, or that offer opportunities to expand our partnership business into adjacent therapeutic modalities, including vaccine development and cell therapy.

•

Leverage synergy of data and computation. We leverage unique data sets and AI to increase the efficiency, speed, and capacity of our discovery programs. In our partnership programs, we maintain rights to large data sets that connect information at the level of single-cell measurements, DNA sequence and protein function. We use this data to create an accelerating flywheel of learning: data generation from our partnership business provides the basis for AI modules that lead to expanded capabilities and faster data generation which supports our partnership business.

We believe our strategy creates a virtuous cycle, as depicted in Figure 2 below, that will drive our position as the centralized operating system for antibody discovery.

Figure 2: Our Business Strategy

Our Key Competitive Strengths

Our industry position and success are based on the following key competitive strengths:

•

Better antibody discovery, from the start. Our ability to perform comprehensive searches of natural immune systems allows us to expand the universe of antibody candidates and increase the probability of finding those candidates with therapeutic properties. This allows us to be more selective, thereby increasing the quality of leads that advance to development, including finding rare antibodies and reducing the time, cost and effort of having to start again or fix molecules that are broken.

•

A full-stack technology, accessible to all. We have built a centralized operating system for therapeutic antibody discovery and development. Our proprietary technology stack leverages and integrates a wide array of state-of-the-art technological tools and expertise in areas including microfluidics, single-cell analysis, high-throughput genomics, machine learning and hyper-scale data science. Our end-to-end solution allows us to rapidly source, search, decode, engineer and ultimately deliver lead antibodies for our partners’ development efforts. We democratize antibody discovery by enabling drug developers of all sizes throughout the world to benefit from our technologies and initiate their programs without delay.

•

An AI platform built on real world data. Our AI platform is built and continually validated with real world data. Unlike AI-only drug discovery platforms, the output of our process is not theoretical predictions. We apply computation to find real molecules with desired properties. We inform wet lab experimentation with in silico computation, and vice versa, continuously iterating this process for each discovery campaign.

•

A unique combination of hardware, software and wetware. We believe our approach is differentiated based on the integration of proprietary and patented technologies across hardware, software and wetware. Our founders pioneered single-cell antibody screening in nanoliter volumes and developed proprietary microfluidic devices and custom instrumentation to automate and scale screening. Our workflows incorporate proprietary immunization methods, including the Trianni suite of transgenic mice, optimized molecular biology protocols and patented protein engineering technologies. These technologies are bound together with custom software, data science tools and machine learning algorithms, and are operated by high-performing teams.

•

Industry-innovating business model. We have built a high-growth business that applies to a broad universe of partners and directly aligns with their economic interests. We believe this capital-efficient model allows us to build a diversified portfolio of royalty streams that reach into the future therapeutic antibody market. Because we focus on improving the process of drug discovery rather than developing an internal pipeline, we will continue to make critical investments in technology that benefit the entire industry. As of September 30, 2020, we have entered into 94 partnership agreements.

•

The flywheel of data, partnerships and technology. We believe our technology becomes more powerful and more accurate with each program. Data generated through our discovery partnerships provides the basis for training AI modules that yield new insights into antibody responses and that improve the speed, accuracy and efficiency of our technology. This creates a positive feedback loop through which each round of data analysis improves the speed and efficiency of the next round of data generation.

•

Strong brand built on performance and third-party recognition. Our business is built on the success of our partners and the strength of our technology. The strength of our technology has won the support of governments, including $30.6 million from the U.S. Defense Advanced Research Platform, or DARPA, Pandemic Prevention Platform, or P3, program and CAD $175.6 million ($125.6 million) from the Government of Canada’s Strategic Innovation Fund. We have been covered extensively by the media, including top-tier outlets such as CNN, MSNBC, Time Magazine, the Financial Post, The New York Times, Wired and the Wall Street Journal. In 2020, we were named to Fierce Biotech’s Fierce 15 list and received three awards from Fast Company, including Innovative Team of the Year.

•

Robust IP portfolio including foundation patents. Our patent portfolio reflects our innovative position and end-to-end capabilities in antibody discovery, including microfluidic single-cell screening and cell culture, single-cell genomics, antibody RepSeq and bispecific antibody engineering. Our Chief Executive Officer and Chief Operating Officer are named inventors of the microfluidic single-cell screening and cell culture patents exclusively in-licensed from the University of British Columbia, or UBC. Through the acquisition of Lineage, we control some of the earliest filed RepSeq patents that we are aware of. We leverage the advanced computational and experimental protein engineering methodologies disclosed and claimed in the OrthoMab patent portfolio to generate bispecific antibodies from any two antibody sequences. In addition, we have filed multiple provisional applications related to LY-CoV555, and other COVID-19 antibodies, which we have exclusively licensed to our partner Lilly.

•

Founder-led team, custom-built for interdisciplinary technology development. We believe investments in teams and technology are the surest path to a better future and that the frontier of technology lies at the intersection of engineering, biology and data science. Our founder-led team, backed by blue chip investors from the life sciences and tech sectors, has been custom-built for technology development at the interface of genomics, microfluidics, computation, biologics, protein engineering and translational sciences. As of September 30, 2020, we employed 174 people, over two-thirds of whom are scientists, engineers, and data scientists.

Industry Background

Nature’s database of antibodies

Antibodies are the body’s solution for fighting infection and disease. Antibodies are Y-shaped proteins, made by the immune system, that circulate in the blood. Their function is to specifically recognize foreign targets (viruses, bacteria, proteins or cancer cells), bind to them and then eliminate them. The repertoire of antibodies made during an immune response is extensive and encodes essential information about our health, our history of disease and our protection against future illness.

Unlike approximately 20,000 genes that are hard-coded in the human genome, antibodies are created de novo in each individual immune cell through a process of the random shuffling of DNA fragments. For each antibody, this random shuffling creates two separate genes, referred to as the heavy chain and the light chain, that assemble to form a complete antibody molecule. Taken together, there are approximately 2.9 million different combinations of heavy and light chain genes. The complexity of this diversity is augmented by additional random DNA insertions and edits. This results in over 100 trillion different possible antibody molecules, roughly 100 billion times the number of hard-coded genes in our genome. This diversity is astonishingly large. To put it into perspective, if all the possible antibody variable sequences were typed back-to-back in 12-point Arial font, the resulting string of letters would extend from the earth to the sun over 1,000 times.

At any given moment, each of us is making approximately one billion different antibodies, an infinitesimal fraction of the possible diversity of antibodies. Each antibody is made by a single immune cell. When provoked by infection or disease, these cells quickly divide and mutate their antibodies to create an expanded family, or lineage, of cells having closely related antibodies. Cells producing antibodies that best bind to the target get a selective advantage and divide faster: those that do not, are eliminated. Through this selection process, immune systems generate large families of optimized antibodies that can bind almost any target tightly and with exquisite precision.

Natural antibodies created by the immune system benefit from the processes of selection, quality assurance and optimization that have evolved over 500 million years. As a result, naturally-produced antibodies generally have superior properties for drug development. As compared to antibodies isolated from man-made libraries, they generally bind more tightly and specifically, and have superior properties for manufacturing. Due to their superior drug-like properties, approximately 92% of all approved antibody drugs have been derived from natural immune systems, as illustrated in Figure 3 below.

Figure 3: Sources of Approved Antibody Drugs

(Source: TAB Database of Therapeutic Antibodies, September 27, 2020).

Our Market Opportunity

Antibodies are the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many more. In 2019, antibody-based therapeutics accounted for over $140.0 billion in sales and represented five of the top 10 selling therapeutics worldwide. As of September 30, 2020, there were over 115 approved antibody therapeutics, with more than 150 in Phase 3 clinical trials. Antibodies represented 70% of the sales of all biologics, and 36 antibody therapeutics reached blockbuster status with sales higher than $1.0 billion.

Antibody-based therapeutics have achieved over two-fold higher rate of clinical success as compared to small molecules and peptide-based drugs and offer several advantages:

•	Minimal off-target toxicity

•	Long half-life in circulation

•	Ability to stimulate the immune system

•	Low immunogenicity

•	Higher affinity and potency

As shown in the Figure 4 below, the antibody-based therapeutics market is expected to reach approximately $260.0 billion in size by 2025, representing a CAGR of approximately 11% for the period from 2019 to 2025. Further, the more nascent cell therapy market is expected to grow from $1.0 billion in 2019 to over $17.0 billion in 2025, reflecting a CAGR of around 60%. Opportunities for accelerating growth of the antibody therapeutics market include improved access to traditionally difficult targets (e.g., G protein-coupled receptors, or GPCRs, and ion channels), the emergence of new therapeutic modalities (e.g., bispecifics, chimeric antigen receptor T cells, or CAR-T, cell therapy and antibody conjugates) and the ever-expanding number of companies entering the space. Our partnership business allows us to participate in the future antibody therapeutic market through royalties and milestones on drugs that have been discovered using our platform.

Figure 4: Total End Market Sales ($billion)

Challenges

Technology has dramatically improved efficiency in nearly all sectors of our economy. Within drug discovery, technological improvements have also been made, but we believe the impact has been limited. For instance, the cost of developing new drugs has roughly doubled every nine years since the 1950s. This retrograde trend, referred to as Eroom’s Law, stands in stark contrast to Moore’s law, which successfully describes the doubling of computational power every two years.

Looked at from any perspective, drug development still:

•

Fails too often. According to a study of over 9,000 clinical development programs at large pharmaceutical companies, approximately 90% of molecules fail to reach approval. Failure rates are even higher when considering programs that do not advance into clinical development. We believe the prevalent use of outdated technologies and fragmented processes by antibody drug developers of all sizes create significant inefficiencies throughout the drug discovery process. When antibodies with suboptimal properties are advanced into preclinical and clinical development, they are less likely to progress through development.

•

Takes too long. Based on a database of antibody drug development programs, the average antibody drug takes between approximately 9.4 and 12 years from initiation to approval. Selecting an antibody with the desired properties for successful preclinical and clinical development is akin to finding a needle in a haystack. We believe the inefficiencies in established antibody discovery methods can contribute up to years of delays and result in suboptimal antibodies being developed.

•

Costs too much. According to a well publicized study published by Tufts University in 2016, the average cost of drug development was approximately $2.9 billion. A significant portion of this cost relates to the use of suboptimal drug candidates.

We believe that these challenges are often attributable to a continued reliance on outdated technologies. This is a watershed moment to redefine drug discovery. The past 10 years have seen unprecedented advances in the tools to measure biology, including genomics, high-throughput imaging and industrial-scale lab automation. These tools generate an avalanche of data that contain the insights needed to more quickly bring drugs to the clinic. At the same time, computational power and AI now make it possible to see relationships within big data sets that could otherwise not be seen.

Deep integration of high-quality data generation and computational tools are needed to solve the following challenges in discovery:

•	Underpowered and fragmented technologies. There are well-validated drug targets that cannot be addressed using conventional methods because of limitations with:

•

Outdated discovery technologies. Antibody discovery workflows primarily use technology invented more than 35 years ago, including hybrid cells, or hybridoma, and display. Hybridoma provides only a tiny window into the database of natural antibodies. Display technologies do not benefit from natural antibody optimization.

•	Fragmented solutions. Recently developed technologies are not integrated into a complete solution and address only a limited number of steps in antibody discovery.

•	Access to technology. Most companies are unable to access the novel technologies needed to address every step of the antibody discovery process:

•	High entry barrier. The time and capital-intensive nature of building internal drug discovery capabilities limits the number of firms that can effectively participate in drug development.

•	Siloed technology access. New technologies are often held within companies for internal use and not available broadly.

•

Developing technologies are entrenched in theoretical solutions. The application of machine learning approaches can be limited by predictions that are difficult or impossible to transfer into experimentally validated results.

Our Platform

Our platform is an operating system designed to support many antibody modalities; unlock new targets; increase the speed to clinical development for our partners and increase the potential clinical and commercial success for our partners.

Our full-stack, AI-powered technology sources, searches, decodes and analyzes antibody responses with the ultimate goal of engineering new antibody drug candidates for our partners. Our platform incorporates and integrates modern technology tools from engineering, microfluidics, single-cell analysis, high-throughput genomics, machine learning and hyper-scale data science. We have internally developed, in-licensed or acquired our technologies. We deploy our platform to help our partners in their efforts to identify antibodies with better potency and developability.

We believe our approach of integrating modern hardware, software and wetware is unique. We have pioneered nanoliter volume single-cell antibody screening methods using microfluidics. Our workflows incorporate proprietary immunization methods, including the Trianni suite of transgenic mice, optimized molecular biology protocols and patented protein engineering technologies. The aggregation of these technologies, coupled with our proprietary processes and team, allows us to provide a differentiated offering to our partners. Figure 5 below represents how our technologies are integrated into one stack.

Figure 5: Our Technology Stack with Workflow Summary

The computational engine of our platform, Celium, combines software, AI and visualization tools to mine, organize, compute and interactively explore the immense multidimensional data sets that we produce in each antibody discovery campaign. Unlike many AI-based drug discovery approaches, Celium is continually improved with real world data. We iteratively inform wetlab experimentation with in silico computation, and vice versa. The output of our process is not theoretical predictions. We discover real molecules that have been optimized by nature.

Our platform is an operating system that is designed to provide the following benefits:

•

Support many antibody modalities. Our technology is capable of performing discovery from a variety of species and using a wide array of selection criteria. We believe this expands the starting diversity and increases the likelihood of finding antibodies with specific properties needed for new antibody therapeutic modalities: discovery of binding domains for a variety of antibody formats; discovery of internalizing antibodies for antibody-drug or antibody-siRNA conjugates; single-chain camelid antibodies for use in CAR-T and protein engineering; and antibody pairs that have specific affinity and binding epitope recognition for bispecific antibody applications.

•

Unlock new targets. Our technology is capable of performing deep searches of antibody responses using cell-based assays that preserve the native conformation of traditionally difficult membrane protein targets. We believe this capability, combined with our proprietary immunization methods, provides a unique advantage in the discovery of rare antibodies that modulate the function of GPCRs and ion channels, two large and well-validated families of drug targets for which discovery using traditional techniques has been extremely difficult or intractable. Our proprietary Trianni All-Epitope mouse line (currently in validation) is engineered to mount robust immune responses against difficult targets that have high homology between rodents and humans, such as some high-value GPCR and ion channel class of targets that are prevalent in many diseases and indications including cancer, neurodegenerative and cardiovascular diseases, and pain.

•

Increase the speed to clinical development for our partners. Our integrated technology stack is designed to accelerate the discovery and pre-clinical development process. We anticipate substantial time can be saved through faster workflows and avoiding unnecessary cyclical efforts. Our technology stack is capable of going from screen to hundreds of antibody sequences in only three days, and from sequences to characterized antibody proteins in less than 10 days. Speed may also be achieved by increasing diversity at the start of discovery to maximize the chance that suitable leads are found on the first pass, and by minimizing the requirement of protein engineering. Finally, additional speed in discovery can be achieved by integrating all steps of the process seamlessly.

•

Increase the potential clinical and commercial success for our partners. We aim to increase the probability of clinical and commercial success of our partners. Our technology stack is designed to provide a competitive advantage in speed to the clinic and to identify antibodies with superior biophysical properties.

We believe our competitive advantage is derived from integration of multiple proprietary technologies and a seamless workflow. Table 1 below provides how each aspect of our end-to-end technology stack addresses challenges in antibody therapeutic discovery:.

Table 1: Our Platform and Solution

Our Partnership Business

We forge partnerships with large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Our partners select a target and define the antibody properties needed for therapeutic development. We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We enable discovery against targets that have traditionally been intractable, and we accelerate programs against less difficult targets.

Our Target Market

We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We accelerate discovery programs spanning a range of difficulty, from traditionally “Intractable discovery problems” to less difficult “Tractable discovery problems”. These categories, taken together, create a two-dimensional grid that segments our market opportunities as shown in Figure 6 below.

Figure 6: Our Target Market Matrix

The four segments depicted in Figure 6 above are as follows:

•

Segment 1. Includes tractable targets at large cap pharmaceutical and large biotech companies that have made significant investments in building internal capabilities in antibody discovery, typically using automated hybridoma methods and/or antibody display technology. We believe that our full technology stack allows us to serve this market by delivering antibody drug candidates faster and of higher quality, and by providing access to more advanced technologies for next-generation biologics.

•

Segment 2. Includes intractable targets at large cap pharmaceutical and large biotech companies. This segment holds untapped potential to generate first-in-class therapies for large unmet medical needs (e.g., pain, autoimmunity, metabolism), but technological barriers have resulted in limited success. We believe our technology provides a strong competitive advantage to find viable antibody drugs candidates for difficult targets, including GPCRs and ion channel targets.

•

Segment 3. Includes tractable targets at growth biotech companies. These companies have comparatively limited discovery capabilities versus their larger peers. We believe that in working with these partners we can provide the following advantages: (i) access to a fully integrated technology stack (ii) accelerate their efforts with timely access to the necessary teams and facilities and (iii) improve the quality of the final antibody leads. In this way, we democratize antibody discovery by providing all of our partners with access to our centralized operating system.

•

Segment 4. Includes intractable targets at growth biotech companies. Presently, there are few partners working in this market segment. We believe that our technology stack can unlock these opportunities, leading to an expanded ecosystem of companies developing antibody therapeutics with the potential to become first-in-class therapies.

Our Partnership Deals

Our deals emphasize participation in the success and upside of future antibody therapeutics. Our partnership agreements include near-term payments for technology access, research and intellectual property rights, and downstream payments in the form of clinical and commercial milestones, and royalties on net sales.

As of September 30, 2020, we had 94 discovery programs that were either completed, in progress or under contract, including 71 with the potential for milestone and royalty payments. Our partnership agreements are typically terminable at will with 90 days’ notice prior to identification of a target, after which point they may only be terminated for cause. A summary of the recent publicly disclosed partnerships established over the last two years are included in Tables 2 and 3 below.

Table 2: Summary Partnership Agreements with Pharmaceutical & Biotechnology Companies from 2018 to 2020*

Partner	# of Targets & Duration	Therapeutic Indication or Modality	Date Announced
Kodiak Sciences	Single target	Ophthalmology	October 29, 2020

IGM Biosciences	Multi-target, multi-year	Oncology and immunology	September 24, 2020

Lilly	9 targets, multi-year	COVID-19 program Additional indications	May 22, 2020

Invetx	Multi-target, multi-year	Animal health	February 23, 2020

Gilead Sciences	Single target	Infectious disease	June 13, 2019

Denali Therapeutics	8 targets, multi-year	Neurological diseases	February 28, 2019

Novartis	Up to 10 targets, multi-year	Undisclosed	February 14, 2019

Autolus	Single target	Cell therapy (CAR-T)	November 29, 2018

Undisclosed large pharma	Multi-target, multi-year	Multiple undisclosed	Undisclosed

Undisclosed	Multi-target, multi-year	Cell therapy	Undisclosed

Undisclosed	Single target	Bispecific	Undisclosed

*	All agreements include upfront payments and potential downstream milestone payments and commercial royalties.

Table 3: Summary of Partnership Agreements with Non-Profit & Government Organizations from 2018 to 2020

Non-Profit & Government	Summary	Therapeutic Indication or Modality	Date Announced
Government of Canada	• CAD $175.6 million ($125.6 million) over multiple years • Funding for technology and manufacturing infrastructure for antibody therapies against future pandemic threats	• COVID-19 • Infectious disease/ pandemic response	May 3, 2020

Bill & Melinda Gates Foundation	• $4.8 million over two years • Follow-up to successful 2017 project on tuberculosis	• Infectious disease, including HIV and malaria	March 14, 2019

Non-Profit & Government	Summary	Therapeutic Indication or Modality	Date Announced

Genome BC and Genome Canada	• CAD $3.0 million • Genome Applications Partnership Program (GAAP) with UBC	• Duchenne muscular dystrophy • Fibrosis	August 16, 2018

DARPA	• Up to $30.6 million over four years • Establish rapid pandemic response platform	• Pandemic response	March 13, 2018

CQDM and Brain Canada	• CAD $0.8 million	• Function-modifying antibodies against GPCR target	January 27, 2018

In March 2020, we entered into a multi-year strategic Research Collaboration and License Agreement, or RCLA, with Lilly on the discovery of antibodies for up to nine Lilly-selected therapeutic targets, including COVID-19. Under the terms of the RCLA, Lilly has the right to develop and commercialize therapeutic products resulting from our collaboration. As part of the RCLA, we received an upfront payment of $25.0 million and are eligible to receive research payments for non-COVID-19 targets. We are also eligible to receive pre-clinical, clinical, and product approval milestones and tiered royalties on future sales for all Lilly-selected targets. We are entitled to receive an aggregate of up to $29.0 million of milestone payments under the terms of the RCLA. As of September 30, 2020, we have received $8.0 million for clinical milestones related to LY-CoV555. For non-COVID-19 targets, we are eligible to receive royalties in the low single digits based on net sales; whereas for COVID-19, we are eligible to receive royalties in the low- to mid-teens for aggregate sales below $125.0 million and mid-teens to mid-twenties on aggregate sales above $125.0 million.

Our Technology

Therapeutic antibody discovery has a myriad of challenges. Antibodies that are suitable candidates for therapeutic development must engage a target specifically, induce the desired therapeutic function and also have physical properties that make them suitable for manufacturing and formulation as drug products. Only a small fraction of the antibodies in any given immune response will satisfy all these requirements. Even for those that do, only a small subset will be optimal for drug development. Therefore, a broad and deep search of the database of natural antibodies is needed to expand the universe of quality drug candidates and increase the likelihood of success.

We have built a technology stack with five key capabilities that we believe solve the discovery problem and are critical to the success of any therapeutic program:

1.	Source. Generate and access a high-quality universe of antibodies for any target;

2.	Search. Explore this diversity with sufficient throughput and specificity to isolate the rare cells that make antibodies with the desired properties;

3.	Find. Decode the genetic sequences of selected antibodies and expand diversity with related sequences present in the immune response;

4.	Analyze. Collect data on the relevant therapeutic properties of each selected antibody to generate large multidimensional data packages, and apply computation to select the most promising leads;

5.	Engineer. Use broader information of antibody responses and molecular engineering to optimize and reformat lead antibodies for development.

Our technology stack achieves these functionalities by leveraging state-of-the-art methods from microfluidics, single-cell analysis, high-throughput imaging, AI, robotics, genomics and protein engineering, all complemented by custom software and data visualization capabilities.

Source: Immunization

The first step in a therapeutic antibody discovery program is to generate the source of antibodies that will define the search space for discovery. There are two competing paradigms: generate synthetic antibody diversity in man-made libraries, known as the display methods, or generate antibody diversity in vivo by immunization of animals. A brief description of these methods, along with their challenges, is as follows:

•

Synthetic antibodies. Display methods encompass a set of synthetic discovery approaches that are based on man-made collections, also referred to as libraries, of human antibody genes. These methods, in use for more than 25 years, have resulted in a small fraction of clinically approved antibody therapeutics. The main disadvantages of display libraries are (i) low binding affinity of antibodies from the initial selection step, necessitating protein engineering steps to increase affinity, (ii) difficulty in manufacturing leads due to poor expression and developability and (iii) difficulty in performing selections on high-value cell-surface targets. We believe these shortcomings have contributed to the relatively low success rate of display technologies in the clinic.

•

Natural antibodies. In the same way that seasonal vaccination is used to generate antibodies that protect the population against flu, antibody responses against a drug target can also be generated through the immunization of animals. Antibodies generated in this way benefit from the natural process of selection (enriched for antibodies that bind the target), quality assurance (antibodies can be expressed and are not sticky, making them more developable into a drug candidate) and affinity maturation (the natural process whereby antibodies are optimized within the body to bind tightly to the target). As a result, antibodies generated through immunization are generally of higher quality and have accounted for the large majority of all approved therapeutics. However, some of the challenges faced with many immunization-based approaches are (i) difficulty in raising a strong immune response against poorly immunogenic targets, (ii) traditional screening methods that restrict immunization and discovery to rodents and (iii) the need to convert antibodies discovered in rodents to human antibodies (humanization) before they can be used.

Our Approach to Sourcing Diverse Antibodies. We believe natural immune sources are a superior search space for therapeutic antibodies. To solve the challenges of sourcing antibodies by immunization, we have assembled multi- species screening capabilities, genetically engineered mouse technology and optimized immunization technologies that are capable of generating diverse and high-quality sources of natural antibodies.

•

Any source, any tissue. Our single-cell screening and RepSeq capabilities enable discovery from any host species and any immune tissue, bypassing the restriction to rodent species of traditional screening approaches. To date, we have successfully applied our discovery technology to search immune responses of numerous species, including humans, mice, rats, rabbits, dogs, cats, llamas, alpacas and cows. In addition to greatly expanding our search space, the versatility of our platform also means we can access antibody responses of species with unique properties. For instance, we have completed multiple programs focused on isolating single-chain antibodies, or VHH antibodies, that are made by camelids (e.g., llamas or alpacas). VHH antibodies derived from camelids are of high interest due to their small size, ability to bind to novel epitopes and the ease with which they can be engineered to produce next generation therapeutics, including multi-specific antibodies and cell therapies. Finally, as recently demonstrated in our work on COVID-19, our approach also allows for a deep search of antibody responses from the large and complex immune responses of human donors, which have been naturally exposed to a pathogen.

•

Human antibodies from rodents. The ability to source fully human antibodies from rodents provides our partners the added benefit of bypassing the need to humanize sequences identified from non-humanized animals. We acquired the Trianni humanized rodent platform in November 2020, which includes a suite of genetically engineered transgenic mice that express human variable antibody genes. Currently, the flagship Trianni mouse is available for discovery projects. The flagship Trianni mouse was generated with proprietary in silico design of antibody genes that resulted in a novel antibody gene structure at the heavy, lambda and kappa mouse antibody loci to maximize antibody diversity. This proprietary antibody design contains the human antibody repertoire, plus the natural constant regions of mouse antibody genes and the natural regulatory elements from the mouse genome, making these human antibodies optimized for expression and maturation by the mouse immune system. We believe this feature helps maximize the response to immunization, the diversity of human antibodies, and enable proper affinity maturation in the mouse to isolate quality human antibodies as therapeutic candidates in drug discovery campaigns. In addition to the flagship Trianni mouse, we acquired a suite of additional transgenic humanized rodent lines currently being validated and available for discovery projects in the near future, as indicated below. These lines aim to provide partners with the following benefits:

•

Generate multispecifics and access difficult targets with the Heavy-Chain Only, or HCO, Mouse: The HCO Mouse expresses antibodies comprised of only heavy chains, without the accompanying light chains found in conventional IgG antibodies. This smaller HCO antibody can access additional target sites that the larger conventional IgG molecules cannot, due to less steric constraints, thereby expanding the target space. HCO antibodies can also serve as the basis for combining targeting arms for bispecific and multispecific antibodies without the complexity of correct heavy and light chain pairing. In addition, this mouse line provides the opportunity for generating the fully human VHH antibodies described above, without the expense of immunizing large camelids, and with the benefit of starting with fully human sequences that do not need to be engineered to be more human-like. The HCO Mouse was also generated with the proprietary Trianni in silico design that helps maximize immune response, antibody diversity and enable natural antibody maturation.

•

Break immune tolerance with the All-Epitope Mouse: The All-Epitope Mouse is engineered to overcome immune tolerance to antigens that have high-homology to mouse proteins, to allow generation of robust immune responses against highly-conserved, high-value drug targets such as GPCRs and ion channels that are prevalent in multiple diseases and indications, including cardiovascular diseases, cancer, neurological diseases, inflammation and pain (see the subsection below titled “—Our Technology in Action”).

•

Target new epitopes with the DD Mouse: The DD Mouse provides additional flexibility to discover antibodies with long CDR3 regions (the region of the antibody that makes primary contact with the target) allowing access of “hidden” or recessed areas of targets that are not available for contact by conventional IgG molecules with typical CDR3 lengths).

•

Maximize efficiency with the Eazysort Mouse: The Eazysort Mouse is engineered to allow up-front enrichment of immune cells that recognize the target, helping maximize the efficiency of searching for the right antibodies by focusing the subsequent single cell screening to antibodies of interest.

These proprietary transgenic mice, combined with our platform technologies in immunization, single-cell screening, immune repertoire profiling and protein engineering, provide a flexible and synergistic advantage for rapid, next-generation discovery and development of fully human antibodies for drug development across a very broad target space. Notably, the Trianni platform and suite of transgenic rodents, together with expertise from Trianni personnel joining our research and development program, is a foundation to develop additional novel next-generation animals to expand our platform.

In addition to the Trianni transgenic mouse technologies, we also have in-licensed the ATX-Gx humanized immunocompetent transgenic mouse platform from Alloy Therapeutics. Like the flagship Trianni mouse, the ATX-Gx mouse is genetically engineered to express human antibody genes. We believe that by performing immunizations on both the Trianni mouse and the ATX-Gx mouse in parallel, we are able to expand the diversity of human antibody responses, thereby creating a larger search space for antibody discovery. We believe this will allow us to isolate more and higher quality candidate antibodies. We expect to continue to use both the Trianni mouse and the ATX-Gx mouse in our partnered programs, along with the Trianni next generation mice for the most demanding therapeutic discovery projects.

•

Optimized immunization methods. We have developed a suite of immunization technologies that have been optimized (i) for use with our screening platforms (ii) to address the challenge of immunizing each species, and (iii) to address challenging targets. Specifically, we have developed immunization methods that, when coupled with our deep screening capabilities, allow for antibody generation against targets that are 100% identical to the host species. This is particularly valuable for the generation of antibodies with desired species cross-reactivity (e.g., mouse, cynomolgus monkey—important animal models for testing antibodies in preclinical studies—and human), or for targeting highly conserved protein epitopes. Importantly, these strategies negate the perceived advantage of display platforms for bypassing tolerance, the process by which natural antibody responses are suppressed against self-similar targets. For further explanation, see the case study titled “Overcoming Tolerance with Proprietary Immunization and Deep Search Technologies” in “—Our Technology in Action.” We have also developed a suite of genetic immunization methods for targets that cannot be easily expressed or purified as soluble antigens. This is particularly valuable for discovery against high-value membrane protein targets including GPCRs and ion channels.

Search: Microfluidic Single-Cell Screening

Searching natural immune systems is fundamentally a single cell problem. One mL of blood contains approximately 1 million white blood cells, of which approximately 1% are single antibody secreting cells, or B cells, that make antibodies. Of these, only a fraction is likely to bind to a target of interest, and of these binders, only a very small fraction is likely to have properties that make it suitable as a therapeutic. To effectively search the natural immune system for antibodies requires a technology that can scan through millions of antibody-producing cells and make high-resolution measurements to assess the properties of their unique antibodies. B cells are microscopic, having a diameter of approximately 10 microns (about 1/10 of the width of a human hair) and generate only a minute amount of antibody. When analyzed in the volume of conventional screening formats and conventional labware such as a 96-well plate, this small amount of antibody is too dilute, making it essentially undetectable.

It is because conventional methods lack the sensitivity to analyze individual cells that traditional discovery approaches require that each cell be “grown” into a larger population. However, since B cells generally cannot be grown into these larger populations in the lab, the classic approach to this problem is the “hybridoma method”, which is literally “fusing” a special type of cancer cell with immune cells obtained from the spleen of an immunized rodent (typically a mouse or a rat). These hybridomas inherit the immortal properties of the cancer cell line (i.e., can be grown) and continue to secrete a single type of antibody. Although this approach has been the workhorse of antibody discovery for decades, it has major limitations: (i) it is generally limited to rodents, (ii) it is slow (taking weeks to achieve sufficient cells to test the secreted antibodies) and (iii) it loses more than 99% of the available antibody diversity since the fusion process has extremely low efficiency, typically between 0.1% and 1%.

Our Approach to Search Natural Antibodies. To solve these challenges, our founders pioneered and developed a nano-liter volume single-cell microfluidic screening technology that provides the sensitivity, resolution and scalability needed to perform a deep search of any antibody response.

We believe our screening approach provides a unique combination of speed, throughput and versatility in searching antibody responses. Our microfluidic single-cell screening technology consists of custom-made microfluidic devices that integrate 256,000 single-cell analysis chambers on a chip about twice the size of a credit card. At the beginning of a screening experiment, a sample of B cells isolated from an immunized animal is flowed into the device at a concentration selected to result in approximately one single cell per chamber. Once cells are loaded, they are isolated in single-cell analysis chambers, each having a volume of less than one nanoliter. In this small volume, approximately 100,000 times smaller than what is used in a conventional bench-top experiment, a B cell secretes enough antibodies within minutes to be detected by microscopy. Using fluidically-controlled reagent and particle additions, a variety of experimental protocols can be executed so that each single cell is interrogated to determine the properties of the antibody it makes. A screening experiment takes several hours and is performed the same day as immune cells are isolated from immunized rodents. This is significantly faster than the weeks required to establish hybridoma cultures.

Our microfluidic devices are operated using proprietary high-throughput imaging instruments that incorporate custom robotics, fluid control, software systems and AI-based image analysis. Each instrument can run two microfluidic chips in parallel for a total of 512,000 chambers per instrument run. In a two-hour run, each of the 512,000 chambers is imaged up to 10 times, resulting in over five million chamber images, or roughly 700 chamber images per second. A representation of our microfluidic screening devices and assay readouts are showing in Figure 7 below.

Figure 7: Our Screening Approach for Antibody Responses

Our AI-based image algorithms perform real-time analysis of these images to identify chambers that contain single cells that make antibodies with the desired properties. As depicted in Figure 8 below, our technology supports a wide array of complex image-based single-cell secretion measurements including multiplexed target binding on up to six targets, affinity-based enrichment, multiplexed cell-binding, ligand blocking assays and a selection of functional assays. We currently have throughput to screen more than four million cells per screening day.

Figure 8: Representations of Exemplary Microfluidic Screening Assays

As compared to other technologies we believe our microfluidic screening platform provides unique combined advantages of:

•	Throughput to screen greater than 500,000 cells per instrument run.

•	Speed to go from immune cells to selected antibody-generating single cells in less than a day.

•	Antibody selections based on a wide array of measurements.

•	Capability to perform selections on both protein and cellular targets.

•	Versatility to search antibody diversity from any species or tissue.

Find: Automated Single-Cell Sequencing and RepSeq

The collection and interpretation of antibody sequence data presents several challenges. First, because only a small fraction of antibodies are suitable for therapeutic development, methods that are based on sequencing antibodies from single cells before evaluating their function are extremely inefficient, low-throughput and costly. Second, sequencing antibodies from selected single cells is technically challenging due to the very small quantities of starting material and the large number of possible sequences that need to be captured. Third, although bulk sequencing of antibodies can provide a comprehensive view of immune responses, these methods often lose information on the correct natural pairing of heavy and light protein chains, which together comprise an antibody, and provide no means to assess the functional relevance of each antibody.

Our Approach to Find Natural Antibodies. To solve these challenges, we combine our nano-liter volume microfluidic single-cell screening platform, automated single-cell antibody sequencing and immune repertoire antibody sequencing to enable the deep analysis and functional interpretation of antibody responses.

Automated single-cell sequencing. Our microfluidic single-cell screening technology allows us to evaluate the binding and/or functional properties of antibodies made by millions of single cells at the first step of analysis. For each screening run on each instrument, up to 768 individual cells that exhibit desired properties can be recovered into microplates for the following single-cell sequencing steps. Our proprietary sequencing protocols have been optimized to achieve approximately 90% efficiency in the recovery of high-quality heavy and light chain antibody sequences from single cells and have been adapted for discovery from multiple species. To achieve speed, reproducibility and throughput, our single-cell sequencing pipeline has been implemented using robotic automation and automated bioinformatics software. We currently have throughput to process up to 15,360 single cell samples per week and to recover high-quality, chain-paired sequences from 3,840 single-cell samples in three days.

RepSeq. We believe our RepSeq technology, when coupled with our microfluidic single-cell screening and sequencing technologies, provides unique capabilities for expanding the search of natural antibody responses. RepSeq is based partly on foundational RepSeq patents that we have exclusively licensed from Stanford as part of our acquisition of Lineage in 2017. RepSeq uses high-throughput sequencing to perform near-comprehensive profiling of the repertoire of heavy and light chain antibody genes that are present in a sample. In its highest-throughput implementation, a single RepSeq sequencing run can generate approximately 800 million antibody sequences.

Since these are bulk sequences obtained from mixtures of large numbers of cells, the interpretation of these big data sets has multiple challenges. The first is the loss of information regarding which heavy chain is naturally paired with which light chain. The second is the inability to identify which rare antibody sequences are relevant to the program (e.g., bind to the target or have desired function). We solve both of these problems by annotating RepSeq data with functional sequence data derived from our single-cell microfluidic screening and sequencing technologies. Using the sequences of hundreds to thousands of antibodies with known properties, we are able to search RepSeq data from related samples to identify closely related families of antibodies that can be arranged in a lineage to reconstruct their evolution during the immune response. These expanded family trees provide valuable insights for vaccine research and are sources of ready-made alternative therapeutic candidates in cases where an antibody of interest has one or more suboptimal properties.

We have shown that the combination of single-cell analysis and RepSeq can expand the number of therapeutic antibody candidates by more than 10-fold in a single experiment, increasing the number of candidates from hundreds to thousands. Enriching for sequences of value by isolating target-specific immune cells that go into a RepSeq experiment can amplify the number of therapeutic antibody candidates. The combination of single-cell screening and RepSeq allows deep interrogation of an immune repertoire to find the best antibodies. For further explanation, see the case study titled “Human Immune Profiling” under “—Our Technology in Action.” The relationship between single-cell-derived antibodies and family members discovered using RepSeq data is depicted in Figure 9 below.

Figure 9: Antibody Lineage Mapping

Analyze: High Throughput Cloning, Expression and Bioanalytics

Our microfluidic single-cell screening and RepSeq technologies are capable of generating hundreds to thousands of unique antibody candidate sequences from single-cell screening, along with thousands of related antibody sequences from RepSeq. These large antibody sets create formidable challenges for efficiently down-selecting to a small number of the best candidates for development, including (i) the need to produce and handle large numbers of high-quality antibodies by “expressing”, or converting sequences into protein antibodies that can be further analyzed, (ii) the need to perform measurements to characterize each antibody property for target recognition, function, and properties related to suitability for drug development, and (iii) the need for data management and computational tools to organize and understand the resulting data.

Our Approach to Analyzing Natural Antibodies. To address these challenges, we have built a high-throughput antibody generation and characterization pipeline that generates high-dimensional data clouds for each antibody candidate.

Our antibody expression pipeline combines optimized molecular biology protocols, proprietary expression vectors and robotics to enable the rapid cloning, expression and purification of recombinant antibodies using expression systems that are representative of current drug manufacturing standards. When starting from single-cell-derived antibody samples, we are able to generate hundreds of recombinant antibodies within 8 days of screening. Our platform supports multiple antibody formats and currently has capacity to generate 960 high-purity antibody samples per week.

These antibodies are then tested across a suite of analytical assays to determine their biophysical properties including their purity, binding properties (e.g., specificity, epitope binning, affinity), thermal stability, expression levels and aggregation state. Expressed antibodies may be further characterized in appropriate functional cell-based assays to assess their potency. Corresponding in silico analysis is performed on each antibody to predict potential development liabilities, biophysical properties and immunogenicity.

We believe that by gathering more high-quality data on more antibodies from the start of the discovery process, we can significantly improve the speed, quality and success of antibody discovery.

Celium: Computation and Data Exploration

Our technology stack generates vast and complex data sets. In a single discovery program, our technology stack can produce terabytes of data per screen, including:

•	tens of millions of microscopy images from raw screening data

•	hundreds of millions of DNA sequences from raw single-cell sequencing

•	billions of DNA sequences from raw RepSeq data

•	millions of single-cell antibody secretion measurements

•	hundreds to thousands of unique single-cell-derived antibody sequences

•	tens of thousands of related antibody sequences derived from RepSeq

•	several hundred thousand antibody characterization measurements

•	associated meta data for each experiment

The sheer quantity and complexity of these data sets present formidable challenges. First, without specialized data collection, standardization, and storage solutions, data of this scale quickly becomes unmanageable and unusable. Second, finding hidden relationships in these complex data sets requires sophisticated computational tools that must be customized for the questions being asked and the data types and structures used. Finally, even once data has been reduced to the key properties of hundreds of antibodies, it may include hundreds of thousands of data points, making interpretation difficult or impossible for scientists.

Our Approach to Analyzing Complex Antibody Data. To address these challenges, we have built a computational engine called Celium that integrates data collection, standardization and storage with a suite of computational tools and an interactive visualization interface that allows scientists to quickly explore and interpret complex antibody data sets.

Our technology stack integrates software to automatically standardize the collection, storage, and version control of raw and processed experimental data obtained at every step in the discovery process. Data from every experiment is stored in a central database designed to maintain the relationships that exist between different measurement types, samples, and antibodies. Because we do not rely on third-party data, we are able to maintain strict data quality assurance and standardization. We believe this provides a critical advantage that greatly increases the value of data.

We have built a suite of computational tools for extracting information and uncovering relationships that are hidden within our data. Our data handling and report generation software automates standard analyses, and instantly returns essential information that would otherwise take days of work. We have developed machine learning and AI methods to replace manual data analysis, quality assurance and design steps associated with antibody sequencing, protein engineering and antibody chain-pairing. Similarly, our vast image data sets have allowed us to develop AI-based machine vision tools for real-time processing, enabling single-cell screening at much greater speed and resolution. Finally, we are using machine learning algorithms to explore the relationship between antibody sequence space and important drug-like properties including resistance to aggregation, stability and expressibility. We believe that these approaches will become increasingly powerful and predictive as our data sets grow.

We believe the value of data and computation is greatly amplified by intuitive tools that enable scientists to interactively explore and query complex data sets. Celium achieves this with a dynamic visualization interface that presents each unique antibody as a connection between two unique DNA sequences that encode for the heavy and light chain. Celium presents antibodies as a network of these connections that intuitively represents sequence similarity. Using this visual language, scientists can interactively navigate and filter thousands of antibodies in real time, using hundreds of different data features, as shown in Figure 10. This allows scientists to interactively explore the immune repertoire and set search criteria based on multiple features to find antibodies with the precise characteristics desired for a drug candidate.

Figure 10: Celium Detailed View of Heavy and Light Chain Pairing

Antibodies of interest can be further explored to evaluate sequence features and to expand diversity by linking to associated RepSeq data as shown in Figure 11. By integrating RepSeq data, Celium has the power to map antibody lineages to identify lead candidates likely to have improved binding and functional properties. This allows for expansion of diversity around antibodies of interest to identify new drug candidates for testing and development.

Figure 11: Celium Chain ID Clonal & Rep Seq Lineage View

We believe Celium is a unique and powerful tool that enables rapid exploration of multiple data sets in hours that would otherwise take many weeks to search. It provides an elegant human interface that allows scientists to quickly explore data and gain insights that inform action.

Engineer: Advanced Computational Protein Engineering Toolkit

Using natural diversity to accelerate engineering. In many cases, antibodies selected for development need to be modified before they are developed as drugs. These modifications are generally made through a combination of computational design and experimental testing, a process known as antibody engineering. Examples of antibody engineering problems include improving how tightly an antibody binds to its target; removing antibody sequences known to be problematic during manufacturing; modifying non-human antibodies to resemble human antibodies; and removing antibody sequences that may induce immune responses in patients.

The central challenge in antibody engineering is that the relationship between DNA sequence modifications and the resulting antibodies is not well understood. Antibody engineering therefore relies heavily on trial and error to identify DNA changes that give the desired phenotypic results. This process is complicated by the fact that optimizing for one property, such as binding affinity, may cause the loss of another desirable property, such as solubility or expression. This challenge is amplified when the source antibodies need major improvements, as is the case for synthetic antibodies that typically require multiple rounds of antibody engineering to improve their binding affinity, biophysical properties, or both.

Our Approach to Engineering Natural Antibodies. We address these challenges by first generating large, diverse and high-quality panels of candidate antibodies early in the discovery process and, second, by applying antibody engineering approaches that are informed by natural antibody responses.

We believe the best approach to protein engineering is to start with a large panel of the best possible candidate antibodies. To achieve this, we apply our microfluidic single-cell screening platform to maximize the diversity of antibodies selected upfront for multiple target-binding properties, followed by thorough characterization of their functional properties and developability. We then apply stringent filtering with the aim of down-selecting to a small number of leads. When performing discovery from humanized rodents, including our proprietary suite of Trianni humanized rodents, or from humans, we have used this approach to generate high affinity antibodies that require minimal engineering prior to development. Starting with a greater diversity of antibodies, which have been pre-selected for desirable properties and that benefit from natural immune responses, can significantly reduce development time and the technical risk of protein engineering.

In cases where antibody properties need to be improved, we can use expanded panels of antibody sequences from RepSeq to inform the design and generation of high-confidence optimization candidates. We believe this approach, to use natural antibody variants from the repertoire to help design optimized candidates, is particularly powerful for high-value membrane protein targets such as GPCRs and ion channels (which cannot be optimized by conventional display-based methods). We also believe it can significantly improve the success-rate and reduce the time needed to optimize development leads.

OrthoMab Bispecific Platform. Beyond improving antibody properties, antibody engineering can also build completely new antibody drug formats with novel molecular geometry, binding properties or chemical properties. Of particular interest is the combination of two source antibodies to create a “bispecific” antibody that can simultaneously bind to two targets. Antibodies are normally comprised of two identical heavy chains and two identical light chains, to make a symmetrical “mirror-image” molecule with two identical targeting arms. In contrast, bispecific antibodies are generally comprised of two different heavy chains and light chains, and therefore have targeting arms that recognize two different targets. Because of their unique properties, bispecific antibodies are a rapidly emerging new class of antibody therapy. Following the first approval in 2015, there are now more than 120 molecules in clinical development, including more than 80 in Phase 1. They enable improved and novel therapeutic mechanisms not possible with other modalities. Examples of the application of bispecific antibodies include (i) recruitment of immune cells to help kill cancer cells, (ii) linking together two receptors to activate a signaling pathway, (iii) serve as a protein scaffold to bring proteins together and (iv) modifying the pharmacokinetics and pharmacodynamics of soluble proteins, as depicted in Figure 12 below.

Figure 12: Therapeutic Modalities Using Bispecific Antibodies

To realize this potential, it is important to develop capabilities to:

•	generate a large and diverse panel of starting antibodies that recognize multiple epitopes (locations on their respective targets), with varying binding affinities and binding geometries.

•	identify suitable pairs from this starting panel that bind with the right orientation and the right location on each respective target, and bind with suitable affinity

•	manufacture bispecific antibodies in a scalable and efficient process

•	ensure the resulting bispecific antibody looks as similar as possible to a normal antibody so as not to induce an immune response in the patient.

Our Approach to Engineering Bispecific Antibodies. OrthoMab, addresses these challenges by enabling the combination of any two source antibodies into a bispecific antibody that can be manufactured using conventional expression and purification methods, with minimal liabilities and immunogenicity.

OrthoMab is a clinically-validated protein engineering technology that enables the creation of a bispecific antibody from any two source antibodies, each comprised of a unique heavy chain and a unique light chain. The key innovation of OrthoMab is a set of patented DNA mutations that have been computationally designed using molecular structural modeling. These mutations ensure that the four antibody chains pair correctly: the two different heavy chains preferentially associate together, rather than two molecules of the same heavy chain, and each light chain pairs only with its cognate heavy chain as shown in Figure 13 below.

Figure 13: Patented OrthoMab DNA Mutations

By using engineered mutations to control chain-pairing, OrthoMab enables manufacturing of bispecifics at high yields and purities using industry-standard processes. Because each side of an OrthoMab bispecific is 99% identical to the source antibody, it lowers the risk of introducing immunogenic epitopes. Finally, in addition to conventional Y-shaped bispecific antibodies, OrthoMab allows for the creation of a wide array of alternative bispecific formats as shown in Figure 14. The OrthoMab technology was patented by scientists at Lilly and the University of North Carolina at Chapel Hill. We acquired non-exclusive rights to use OrthoMab technology from Dualogics, LLC, through an asset purchase agreement in July 2020.

Figure 14: Exemplary Bispecific Formats Achievable with OrthoMab

Our Technology in Action

COVID-19: From Discovery to Clinic in 90 Days

We have been working with DARPA since March 2018 as part of the P3 program to optimize our technology stack to find effective and field-ready therapeutics against pathogenic threats in record time.

Problem. An effective response to a pathogenic threat requires comprehensive deep screening and characterization of a human antibody response at the maximum speed possible, so that pathogen-specific therapeutics can be quickly identified, developed and deployed. Ideally, samples from index patients (patients who are the first to have been confirmed infected with the pandemic virus) who recovered would be made available to deploy our pandemic response platform.

Solution. We developed rapid antibody screening, expression, purification and characterization pipelines to deeply mine human antibody responses. As part of the P3 program, and prior to COVID-19, we pressure tested our technology stack twice in simulated pandemic responses. In late 2018, we demonstrated rapid isolation of hundreds of Middle Eastern Respiratory Syndrome Coronavirus, or MERS-CoV, heavy chain only antibodies, or HcAbs, from infected camelids (a natural host for MERS-CoV) in less than 96 hours from sample receipt. Many of these HcAbs were more potent neutralizers than benchmark antibodies. In early 2019, together with our partners, we discovered influenza-neutralizing antibodies from a single sample from a human donor, and demonstrated that we could deploy our platform from sample receipt to successful testing in animals in 55 working days. Our seven lead antibodies were all 100% protective against a 20-times lethal dose of the 2009 pandemic H1N1 strain of influenza virus in rodents.

Result. We rapidly deployed our pandemic response platform to find a therapeutic antibody against COVID-19 in the spring of 2020 starting from a blood sample obtained from a U.S. patient. We screened approximately 5.8 million single cells to identify over 500 unique anti-SARS-CoV-2 antibodies. Each of these antibodies was evaluated computationally and experimentally to identify approximately 500 different properties per antibody which yielded 220,000 data points, which allowed us to filter down to a smaller group of lead candidates. Within 23 days of receiving the sample, we and our partners identified 24 lead antibodies for further development and clinical testing. One antibody drug candidate was selected by our partner Lilly, and the first patients were dosed in the first-ever COVID-19 clinical trial in North America. This was only 90 days from when we received the sample. The antibody, LY-CoV555, is one of the world’s most clinically advanced COVID-19-specific therapeutic, having undergone or currently undergoing a Phase 1 clinical trial, three Phase 2 clinical trials and one Phase 3 clinical trial. On October 7, 2020, Lilly submitted a request for an EUA, for the LY-CoV555 monotherapy to the FDA, which was granted on November 9, 2020. This demonstrates that a rapid discovery-to-clinic timeline is possible with our rapid and high throughput discovery engine.

Unlocking High-value Membrane Proteins (GPCRs and Ion Channels)

Membrane proteins such as GPCRs and ion channels are a validated and highly valuable class of drug targets in multiple prevalent diseases and indications, including cardiovascular diseases, cancer, neurological diseases, inflammation and pain. Membrane proteins are very difficult targets for antibody therapeutics. They are large and complex proteins, often with multiple subunits embedded in the cell membrane with only a small portion exposed outside of the cell. They also exist in families of multiple, closely-related members. The specificity of antibody drugs against membrane proteins would solve the off-target side effects that make many of these targets a barrier for small molecule drugs. However, membrane proteins present major challenges for antibody discovery: (i) they are poorly immunogenic, (ii) they are very difficult to purify and handle, (iii) it is difficult to generate binding or functional assays for them and (iv) they often have high homology with other species that are traditionally used for immunization campaigns (such as rodents), leading to natural tolerance mechanisms inhibiting a good immune response. In addition, legacy screening technologies either do not provide the depth and throughput to effectively search the immune response (hybridoma strategy), or are poorly suited for screening against complex membrane protein targets (display strategy).

Problem. Using conventional screening methods, a partner had failed to discover functional antibodies against a very small epitope of a GPCR protein target with close structural homology to a related protein.

Solution. For this campaign, we tailored our technology stack to include multiplexed live cell screening assays with counter-screens against the closely-related homologs in order to identify unique antibodies against the target epitope. The GPCR was expressed in its natural conformation on live cells, bypassing the need for complicated protein purification and handling. The ability to screen against live cells at such high throughput, while simultaneously screening for specificity against closely-related homologs, is a powerful application of our platform.

Result. Within three months, we identified hundreds of unique antibodies against the target epitope, including several that were the desired functional antagonists. This number of antibodies from a screening campaign against a GPCR, plus the high frequency of functional candidates, is a significant success, and a lead candidate was subsequently identified by our partner and advanced into IND-enabling studies. This project demonstrates the power of our technology stack to increase the probability of success for antibody drug discovery campaigns against difficult targets.

Overcoming Tolerance with Proprietary Immunization and Deep Search Technologies

Antibodies produced by immunized animals are subject to immune tolerance, the process by which the body suppresses antibodies that react to self-antigens. This makes it difficult to generate diverse sets of antibodies against human targets that are similar or identical to the analogous proteins expressed by the animal being immunized. The difficulty in generating immune responses against self-similar targets has long been perceived as a drawback of discovery from natural immune repertoires. Our technology and proprietary immunization approaches allow us to generate diverse antibodies against such targets.

Problem. A partner approached us with a human target with 100% homology across mice, rats and humans. In addition, the human target had two related protein homologs, against which any discovered antibodies must discriminate.

Solution. In this campaign we deployed our proprietary and optimized immunization protocols to first generate a robust immune response in rodents. Next, we developed an high throughput single-cell screening strategy that used multiplexed fluorescence detection to find antibodies specific to the target, but that did not bind the two homologous proteins.

Result. We screened four million single cells from the immunized rodents and identified more than 1,900 target-specific antibodies, a hit-frequency that demonstrates a robust immune response breaking tolerance against a 100% homologous target. Of these hits, we identified 428 unique antibody leads with a degree of somatic hypermutation that indicates a mature and directed immune response against a difficult target.

Single Chain Antibody Discovery from Camelids

HcAbs are single-chain antibodies lacking light chains, found naturally in camelids such as llamas and alpacas (along with conventional paired heavy and light chain IgG antibodies, at approximately 50% frequency). HcAbs are valuable for various antibody-based therapeutics, such as bispecific antibodies, antibody-drug conjugates and CAR-Ts. In addition, the decreased complexity of having only single chains comprising the antibody molecules means they are more straightforward to produce and manufacture.

Problem. A partner needed to identify HcAbs from immunized llamas against transforming growth factor beta-3, or TGF-ß3, that could also discriminate between closely-related homologs, transforming growth factor beta-1, or TGF-ß1, and transforming growth factor beta-2, or TGF-ß2. The partner did not have the screening technology to identify antibodies with such restricted specificity.

Solution. We designed custom reagents to distinguish HcAbs from conventional IgGs in llamas and also designed custom assays to identify HcAbs specific to TGF-ß3 that could differentiate between TGF-ß1 and TGF-ß2. To find these rare antibodies, we deployed our deep screening platform and screened approximately 20 million single cells over four days to deeply mine the immune response. We identified 67 unique HcAbs, which is a <0.001% antigen specific HcAb hit frequency, indicating an exceedingly rare antibody. This illustrates the flexibility of our platform to discover non-conventional antibody modalities, from alternative species, and the depth required to find rare antibodies with very specific properties.

Human Immune Profiling

An important application of immune profiling is devising improved strategies for the prevention and treatment of viral pathogens such as influenza. Influenza is a recurring seasonal epidemic with major pandemic potential. A significant challenge in addressing influenza is that it is constantly changing. Seasonal strains that circulate in a population accumulate mutations that are influenced by the existing population immunity, resulting in the emergence of new strains for which existing vaccines are less effective. Even more concerning, novel strains can sometimes emerge when viruses that normally infect only animals rearrange their genes in a way that allow them to jump to the human population. Functional profiling human immune responses to influenza infection or vaccination may assist in developing antibody or vaccine products that help protect against serious influenza infections.

Problem. Deep sequencing technologies have been applied to broadly survey the diversity of antibody sequences generated during an immune response. However, such technologies do not indicate which antibodies bind to the target of interest, where they bind on the target or which are most protective against infection.

Solution. To identify antibodies against influenza that may be effective in passive immunotherapy treatments (highly specific and potently neutralizing) and vaccine development (recognizes multiple strains of influenza to inform vaccines that generate long-lasting immunity), we screened four million single cells from multiple human donors. We designed a custom multiplexed screening strategy to simultaneously profile antibodies for their binding profiles against four hemagglutinin proteins derived from H1N1, H2N3, H3N2 or H5N1 influenza strains. We then recovered single cells with desired binding properties for sequencing to determine their heavy and light chain sequences. For selected antibodies we then searched RepSeq data for related antibody sequences.

Results. Our influenza screen uncovered 19,920 influenza-specific antibodies, from which we recovered and sequenced 3,646. This resulted in 1,743 unique antibodies grouped within 860 clonal lineages. Through the combination of single-cell sequences and RepSeq data, we were able to construct detailed antibody lineages for virus-specific antibodies, and then to expand the number of selected virus-specific antibodies by approximately 50 times.

Research and Development—Platform Expansions

We have several active research efforts to expand the breadth and depth of our technology stack. In addition to research and development directed to improve the speed, efficiency, throughput and capabilities of our existing technologies, we have initiated the following platform development projects:

GPCR and Ion Channel Targets. We believe our immunization and screening platform provide us with a competitive advantage in the discovery of antibody against traditionally difficult multi-pass transmembrane proteins, including GPCRs and ion channels. To date we have successfully applied our technology to discover panels of hundreds of antibodies against these target classes, with the most advanced of these programs now at late-stage preclinical development. However, we believe further improvements at the Source and Engineer steps of our technology stack would allow us to more fully unlock the potential of these target classes. To this end, in 2019 we started a research and development group, Channel Bio, in Sydney Australia, that is developing technologies specifically for GPCR and ion channel targets.

Transgenic rodents. Our recent acquisition of the Trianni platform of humanized rodents, plus the integration of key research and development personnel from Trianni, enables us to generate novel next-generation humanized transgenic rodents to further our platform and offering to partners. The suite of humanized rodents available or in development will serve as the foundation for additional engineering to create novel humanized rodents.

Cell Line Development. Using our microfluidic single-cell screening platform, and based on patented clonal selection methods that we have exclusively licensed from UBC, we are developing optimized workflows that we believe may accelerate the development of clonal cell lines with increased productivity in the expression of antibodies.

CMC and GMP Antibody Manufacturing. We are planning a further facilities expansion of approximately 200,000 square feet that will support cell line development, process development and GMP manufacturing of antibody therapeutics. Upon completion of this facility, we expect to be able to support our partners from program initiation to fill-finish. We believe the integration of an optimized manufacturing process with our discovery and protein engineering capabilities will create synergies in speed and efficiency and will allow us to more rapidly test and validate new antibody therapeutic formats, including bispecific antibodies or antibody conjugates. We expect to have completed this facility and to have GMP manufacturing capabilities in commercial use in approximately three to four years. In April 2020, in support of this effort, we received a commitment for up to CAD $175.6 million ($125.6 million) in financing from the Canadian government.

Competition

The market for technologies that enable the discovery and development of therapeutic antibodies, such as ours, is global, characterized by intense competition and subject to significant intellectual property barriers. The solutions and applications offered by our competitors vary in size, breadth and scope, and given the broad promise of antibody therapeutics, we face competition from many different sources, including companies developing single-cell screening technologies, antibody RepSeq and antibody engineering technologies, using a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. We also face competition from integrated contract research organizations that use traditional hybridoma, phage, and yeast display technologies in discovery. Due to the significant interest and growth in antibody therapeutics more broadly, we expect the intensity of this competition to increase.

We are democratizing the industry by providing our partners of all sizes with access to our centralized operating system We seek to deliver a complete solution for our partners by providing uniquely integrated proprietary technologies that address each step in the discovery process, including immune RepSeq, single-cell analysis, AI, and transgenic rodent platforms. Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of these steps. Examples include:

•

In the field of single-cell screening, we face technical competition from companies that provide access to similar technologies such as Berkeley Lights Inc., or Berkeley, HiFiBio Inc., Ligand Pharmaceuticals Inc. and Sphere Fluidics Ltd.

•

In antibody RepSeq, we face technical competition from companies that provide access to similar technologies such as 10X Genomics Inc., Adaptive Biotechnologies Corp., Atreca Inc. and Distributed Bio Inc.

•	In bispecific antibody engineering, we face technical competition primarily from companies that provide access to similar technologies such as Abbvie Inc., Genmab A/S, Merus N.V. and Zymeworks Inc.

•

In discovery using genetically engineered rodents, we face technical competition from companies that provide access to similar technologies such as Ablexis LLC, Crescendo Biologics Ltd., Harbour Antibodies BV, Kymab Ltd., Ligand Pharmaceuticals Inc. and RenBio Inc.

We also face direct business competition from companies that provide antibody discovery services using technologies such as hybridoma and display. Companies with discovery business models that include downstream payments include Adimab LLC, Distributed Bio Inc. and WuXi Biologics Inc. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology stack.

For a discussion of the risks we face relating to competition, see “Risk Factors—Risks Related to our Business and Strategy—The life sciences technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.”

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover the compositions of matter of our product candidates, their methods of use, related technology, and other inventions that are important to our business.

Our success depends in part on our ability to obtain and maintain intellectual property protection for the components of our technology stack and products arising from the same; to defend and enforce our patents, to preserve the confidentiality of our trade secrets, and to operate without infringing valid and enforceable patents and other proprietary rights of third parties; and to identify new opportunities for intellectual property protection.

As of September 30, 2020, we owned or exclusively licensed 38 issued or allowed patents and over 40 pending patent applications worldwide, which includes 27 issued U.S. patents and 15 pending U.S. patent applications. We own registered trademarks and trademark applications for AbCellera and Celium, in the U.S., Canada and Europe.

Obtaining patent protection is not the only method that we employ to protect our propriety rights. We also utilize other forms of intellectual property protection, including trademark, copyright, internal know how and trade secrets, when those other forms are better suited to protect a particular aspect of our intellectual property. Our belief is that our propriety rights are strengthened by our comprehensive approach to intellectual property protection. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality and invention assignment agreement upon accepting employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. We are diligent in taking precautions that our proprietary information is not released to third parties through the use of security measures. Our trade secrets encompass certain reagent compositions and concentrations, nucleic acid vector sequences and immunization protocols.

Data Rights

Our product to partners is data on the composition of matter of antibodies and their properties. We enter into contracts that allow us rights to use the data that we generate for the purpose of improving our technology stack and fueling machine-learning algorithms. We maintain strict firewall protocols so target-specific data derived from a client cannot be used to inform the discovery on another project by a different client.

Patent Portfolio

We have developed an expansive patent portfolio with claims related to multiple aspects of our technology stack, beginning with our first patent applications exclusively licensed from UBC, in 2013. We continuously assess new ways to improve our technology platform through license or acquisition of third-party patent portfolios, as was the case with our acquisitions of Lineage in 2017 and the OrthoMab platform from Dualogics in 2020, our recent acquisition of Trianni Inc. and our license agreement with Alloy Therapeutics in 2020.

Our patent prosecution strategy encompasses the pursuit of protection for our technology stack and tangentially related methods.

UBC License

In December 2013, we executed a license agreement with UBC, or the UBC License, to gain a worldwide, exclusive license to certain patents, or the UBC Patents, patented at UBC by Dr. Hansen and his team for the later of 20 years from the start date of the UBC License, or the expiry date of the last patent licensed under the UBC License. Under the terms of the UBC License, we have the right to sublicense a subset of the UBC Patents and a worldwide, exclusive license to UBC Improvements and/or Joint Improvements on these Patents solely in the antibody field of use. In addition, for a second subset of the UBC Patents, we have a worldwide, exclusive license to use and sublicense solely within the antibody field of use.

Under the terms of the UBC License, we paid a CAD $56,500 ($52,716) initial license fee and pay annual license fees to UBC during the term of the UBC License. We also pay UBC a low single-digit royalty on our revenue and a single-digit royalty of our sublicensing revenue during the term of the UBC License. UBC was also granted a single-digit percent equity position in our company.

Under the terms of the UBC License, in consultation with UBC we manage the filing, maintenance and prosecution of the licensed patents and we pay all costs associated with the same while we control all litigation associated with the licensed patents.

UBC may terminate the license under certain circumstances, including in the case of our insolvency, winding up or liquidation, if a court or similar process is levied on the rights under the agreement or on money due to UBC that is not released, if the subject technology becomes subject to a security interest that is not released, if we or any of our directors or officers have materially breached or failed to comply with securities laws, or in the event of certain breaches of, or failure to perform, our obligations under the license or other agreements between us and UBC. Either party may terminate the license for any breach which is not remedied within certain specified time periods.

The UBC Core Patents

The UBC Core Patent license includes a patent family directed toward certain systems, devices and methods for microfluidic cell culture. This patent family includes four issued U.S. patents and one pending U.S. non-provisional patent application. Issued patents from this family are expected to expire in July 2031, absent any disclaimers or extensions available.

The UBC Core Patent license also includes a patent family directed toward systems and methods for assaying binding interactions between a protein produced by a single cell, e.g., an antibody produced by a single B cell, and a second biomolecule (e.g., antigen) in microfluidic chambers and devices. This patent family includes twelve issued U.S. patents and three pending U.S. non-provisional patent applications. Issued patents from this family are expected to expire in July 2031, absent any disclaimers or extensions available.

A patent family directed toward methods for assaying functional properties exhibited by a protein produced by a single cell, e.g., an antibody produced by a single B cell, and a second biomolecule (e.g., antigen) in microfluidic chambers and devices is also included in the UBC Core Patent license. This patent family includes patents issued in the U.S. and Australia and granted in Europe, as well as one pending U.S. non-provisional patent application and seven pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire in March 2034, absent any disclaimers or extensions available.

Lastly, the UBC Core Patent license includes a patent family directed toward methods for determining lymphocyte receptor chain pairs, for example, antibody heavy and light chain pairs. This patent family includes an issued U.S. patent and a granted patent in Europe, as well as one pending U.S. non-provisional patent application and two pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire in May 2035, absent any disclaimers or extensions available.

Lineage

The Lineage patent portfolio complements our single-cell microfluidic intellectual property with downstream methods of sequencing reaction preparation, immune RepSeq and analysis. The immune repertoire patents and applications that we obtained from Lineage form the basis for the sequencing technologies that we currently use in our technology stack.

Stanford License

Through our acquisition of Lineage, we obtained an exclusive license from Stanford University to patents and patent applications directed toward immune RepSeq. Our Stanford license includes one patent family directed toward methods of characterizing an immune repertoire. This patent family includes four issued U.S. patents and one granted patent in Europe, as well as one pending U.S. non-provisional patent application and one pending foreign counterpart patent application. Issued patents from this patent family are expected to expire in May 2031, absent any disclaimers or extensions available. The Stanford license also includes another patent family directed toward methods of characterizing immune response and vaccine selection. This patent family includes two issued U.S. patents and one pending U.S. non-provisional patent application. Issued patents from this patent family are expected to expire in February 2034, absent any disclaimers or extensions available.

Under the terms of the Stanford license, we are required to pay Stanford a yearly license maintenance fee, as well as certain milestone payments in an aggregate amount not to exceed $140,000. We are also required to pay Stanford low single-digit royalties on net sales of licensed products as well as a portion of non-royalty sublicensing revenues. The term of the Stanford license runs until the last licensed patent expires, and our obligation to pay royalties will continue so long as there is a valid claim of a licensed patent. Stanford may terminate the agreement governing the license if we are in material default in the provision of any report or payment of any amounts due to Stanford under the agreement, we do not use commercially reasonable efforts to develop or commercialize licensed products, we do not achieve certain diligence milestones, we are in material breach of any provision of the agreement, or if we provide any materially false report to Stanford. We may terminate the agreement at any time upon at least 30 days notice to Stanford.

In addition to the Stanford license, the acquisition of Lineage included a patent portfolio comprising four patent families. One patent family is directed toward methods of determining the immune repertoire of a subject. This patent family includes one granted patent in Europe, two pending U.S. non-provisional patent applications, and four pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire in March 2034, absent any disclaimers or extensions available.

Another patent family is directed toward tagging target oligonucleotides. This patent family includes two issued U.S. patents, one issued patent in China, and two granted patents in Europe. This patent family also includes one pending U.S. non-provisional patent application and one pending foreign counterpart patent application. Issued patents from this patent family are expected to expire in March 2034, absent any disclaimers or extensions available.

An additional patent family is directed toward methods for detection of isotype profiles as signatures for disease. This patent family includes patents issued in Japan and China, as well as a patent granted in Europe. This patent family also includes three pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire in September 2032, absent any disclaimers or extensions available.

Lastly, the Lineage patent portfolio includes a patent family directed toward compositions and methods for analyzing heterogeneous samples. This patent family includes a granted patent in Europe and an issued patent in Hong Kong. This family also includes one pending U.S. non-provisional patent application and three pending foreign counterpart applications. Issued patents from this patent family are expected to expire in September 2032, absent any disclaimers or extensions available.

OrthoMab

As part of our agreement to purchase certain assets from Dualogics related to its OrthoMab bispecific antibody platform, we were assigned Dualogics’ interests and rights to that certain Exclusive License Agreement between Dualogics and the University of North Carolina at Chapel Hill, effective February 22, 2019, or the UNC Agreement. Under the UNC Agreement, we have an exclusive license to UNC’s rights under three patent families.

One patent family is directed toward methods of producing a fragment, antigen binding (Fab). This patent family includes three issued U.S. patents and one patent granted in Europe. Issued patents from this patent family are expected to expire in March 2034, absent any disclaimers or extensions available.

Another patent family is directed toward IgG bispecific antibodies and processes for preparation. This patent family includes one issued U.S. patent, one pending U.S. non-provisional patent application, and one foreign counterpart patent application. Any patents that issue from this patent family are expected to expire in January 2036, absent any disclaimers or extensions available.

The last patent family is directed toward methods for producing Fabs and IgG bispecific antibodies. This patent family includes one pending U.S. and one pending foreign counterpart patent applications. Any patents that issue from this patent family are expected to expire in December 2037, absent any disclaimers or extensions available.

Under the terms of the OrthoMab asset purchase, we granted Dualogics a sublicense under the three patent families to develop, market, sell and otherwise commercialize its existing programs related to the OrthoMab technology.

Under the terms of the UNC Agreement, we are required to pay UNC an annual license maintenance fee, low single-digit royalties on net sales of clinically approved and other products as well as sublicense fees. The term of the license and our obligation to pay royalties runs until the last licensed patent expires. UNC may terminate the agreement governing the license if there is a material breach by us of the agreement and we fail to cure such breach, which breaches include but are not limited to our failure to deliver payment to UNC when due, to provide progress reports, to meet or achieve performance milestones or to possess and maintain insurance, or the execution of a sublicense that complies with the terms of the agreement. We may terminate the agreement at any time upon at least 60 days notice to UNC.

Trianni

Through our acquisition of Trianni Inc., we acquired all existing intellectual property including issued patents and pending applications worldwide relating to the flagship Trianni mouse and new platforms in development. We also acquired Trianni’s trademarks including the terms “Trianni” and “Trianni Mouse” that have been issued in the United States and various other jurisdictions worldwide.

The Trianni intellectual property portfolio includes issued patents and pending applications in the U.S. and respective foreign counterparts.

In one patent family, the patents are directed to methods of using transgenic mice. This patent family includes eight issued patents including in the U.S., Australia, the Russian Federation, Europe, and Asia and three pending applications in the U.S. and Canada. Patents issuing from this family are expected to expire in July 2031, absent any disclaimers or extensions available.

Another patent family is directed to methods of producing transgenic animals. This patent family includes seven pending applications including one in the U.S and six in pending foreign counterparts. Any patents that issue from this family are expected to expire in February 2037, absent any disclaimers or extensions available.

Another patent family is directed to the production of immunoglobulin molecules including the production of bispecific antibodies in transgenic animals. This patent family includes eight pending applications including one in the U.S. and seven in pending foreign counterparts. Any patents that issue from this family are expected to expire in August 2036, absent any disclaimers or extensions available.

Another patent family is directed to the production of immunoglobulin molecules including reactivating productive immunoglobulin rearrangements. This patent family includes one issued patent in the U.S. and two pending applications including one in the U.S. and one foreign counterpart. Issued patents from this family are expected to expire in November 2036, absent any disclaimers or extensions available.

The remaining patent families are directed to the methods of using transgenic mammals, methods of producing transgenic mammals including mammals with heavy chains only and all epitope mice, and compositions of matter directed to immunoglobulins. These patent families include one U.S. issued patent, and thirteen pending applications including six pending U.S. applications and seven foreign counterparts. Issued patents from these families are expected to expire no later than January 2040, absent any disclaimers or extensions available.

AbCellera

We also aim to continue developing our product portfolio. We currently own several recently filed pending U.S. provisional patent applications directed toward methods for high throughput screening of multispecific antibody libraries and anti-coronavirus antibodies and methods of use. We plan to convert these applications and pursue additional protection domestically and internationally as appropriate.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In the countries in which we file, the patent term is 20 years from the earliest non-provisional filing date, subject to any disclaimers or extensions. The term of a patent in the United States can be adjusted due to any failure of the United States Patent and Trademark Office following certain statutory and regulation deadlines for issuing a patent.

In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for a portion of the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the original expiration of the patent. The protection provided by a patent varies from country to country, and is dependent on the type of patent granted, the scope of the patent claims, and the legal remedies available in a given country.

For a discussion of the risks we face relating to intellectual property, see “Risk Factors—Risks Related to our Intellectual Property—If we are unable to obtain and maintain sufficient intellectual property protection for our technology, including our platform and Celium, our proprietary antibody visualization software, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies or a platform similar or identical to ours, and our ability to successfully sell our data packages may be impaired.”

Commercial

A vast majority of our historical revenue reflects upfront payments from research programs. Our partnership agreements include: (i) payments for technology access and performance of research; (ii) downstream payments in the form of clinical and commercial milestones and (iii) royalties on net sales of therapeutics. We structure our agreements in a way that directly aligns our partners’ economic interest with our own. We believe the long-term value of our business will be driven by downstream milestone and royalty payments.

We forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. Our partners are predominantly based in the United States and Europe. As of September 30, 2020, we had a total of 26 partners for whom we were conducting drug discovery activities. For the year ended December 31, 2019, two of our partners accounted for 47% and 15% of revenue, and 11 partners accounted for the remaining 38% of revenue. For the nine months ended September 30, 2020, two of our partnerships accounted for 50% and 21% of revenue, and nine partnerships accounted for the remaining 29% of revenue. Our partnership with Lilly constituted one of the partnerships that generated 10% or more of our consolidated revenues during the one or more periods described above. With respect to the other partners, we do not believe the loss of any one or more of such partners would have a material adverse effect on us and our subsidiaries taken as a whole.

Over the past year we have grown our workforce by 64%, moving from 106 to 174 full-time employees. As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals.

Our strategy involves:

•	creating more value with our existing partnerships by seeking to expand our single-program partnerships to multi-year, multi-target agreements

•

working to forge new partnerships across our target customers, including large pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations dedicated to drug development

•	adding capabilities and infrastructure to support full CMC activities and GMP manufacturing to provide our partners with a full solution from target to IND submission

•	investing in expanding our workforce and our facilities, and increasing efficiency through automation and software solutions

•

maintaining our competitive advantage by undertaking extensive research and development to amplify and add capabilities in areas such as computation, protein engineering, immunization technologies, genetically engineered rodents and cell line selection

•	leveraging proprietary data sets obtained from our partnership programs and AI to increase the efficiency, speed, and capacity of our discovery programs

Until 2019, our sales and marketing function was limited, with only one dedicated business development person supported by two to three marketing staff. As of September 30, 2020, our sales and marketing team has grown to six professionals, with two dedicated business development persons supported by four marketing staff. Our sales and marketing team has been complemented with research and development staff attending a variety of scientific conferences, which has helped increase the business development pipeline. We plan to further expand our commercial sales, marketing and business development teams, increase our presence globally and increase marketing activities to drive awareness and adoption of our platform.

Employees and Human Capital Resources

As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals. None of our employees are represented by a labor union or covered under a collective bargaining agreement. As of September 30, 2020,

158 of our employees were employed in Canada, 11 were employed in Australia and 5 were employed in the United States. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Our corporate headquarters and research and development facilities are located in Vancouver, British Columbia, where we lease approximately 32,000 square feet of space under leases expiring between 2022 and 2028. In 2021, we will be building out a new, dedicated corporate headquarters currently under construction that will provide us with 48,000 square feet of additional lab and office space under a lease expiring in 2031. Channel Bio, our wholly owned subsidiary, occupies a 2,100 square feet research and development lab in Sydney, Australia, with a lease that expires 2022. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Government Regulation

Our focus is on the discovery of antibodies that our partners use to improve the speed and success of their drug discovery efforts; however, we ourselves are not currently involved in drug discovery, do not manufacture any products and do not conduct any clinical trials. As such, while we are subject to a number of regulations, such as those governing our laboratory facilities as well as regulations that apply to businesses in the private sector generally, we are not subject to many of the types of regulations that ordinarily apply to companies in the life sciences, biotechnology and pharmaceutical sectors and industries. However, we believe that the long-term success of our business depends, in part, on our partners’ ability to successfully develop and sell products using the antibodies that we discover. The regulations that govern our pharmaceutical and biotechnology partners are those we therefore believe have the most significant impact on our business.

Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of pharmaceutical products, including biological products such as those that our partners develop. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Our partners will be subject to a variety of regulations in applicable jurisdictions governing, among other things, clinical studies and any commercial sales and distribution of their products. Whether or not our partners obtain FDA or EU approval for a product, they must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. The requirements and process governing the conduct of clinical studies, product licensing, coverage, pricing and reimbursement vary from country to country.

One such regulatory authority that is applicable to certain of our partners is the United States Secretary of Health and Human Services’ authority to authorize unapproved medical products, to be marketed in the context of an actual or potential emergency that has been designated by government officials. The COVID-19 pandemic has been designated such a national emergency. After an emergency has been announced, the Secretary of Health and Human Services may authorize the issuance of, and the FDA Commissioner may issue, Emergency Use Authorizations, or EUAs, for the use of specific products based on criteria established by statute, including that the product at issue may be effective in diagnosing, treating, or preventing serious or life-threatening diseases when there are no adequate, approved, and available alternatives. An EUA is subject to additional conditions and restrictions and is product-specific. An EUA terminates when the emergency determination underlying the EUA terminates. An EUA is not a long-term alternative to obtaining FDA approval, licensure, or clearance for a product. The FDA may revoke an EUA where it is determined that the underlying health emergency no longer exists or warrants such authorization, so it is not possible to predict how long an EUA may remain in place.

Additional Regulation

In addition to the foregoing, provincial, state and federal U.S. and Canadian laws regarding environmental protection and hazardous substances affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Anti-Corruption Laws

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the Canadian Corruption of Foreign Public Officials Act and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, such as the UK Bribery Act 2010 and the UK Proceeds of Crime Act 2002, collectively, Anti-Corruption Laws. Among other matters, such Anti-Corruption Laws prohibit corporations and individuals from directly or indirectly paying, offering to pay or authorizing the payment of money or anything of value to any foreign government official, government staff member, political party or political candidate, or certain other persons, in order to obtain, retain or direct business, regulatory approvals or some other advantage in an improper manner. We can also be held liable for the acts of our third party agents under the FCPA, the Canadian Corruption of Foreign Public Officials Act, the UK Bribery Act 2010 and possibly other Anti-Corruption Laws. In the healthcare sector, anti-corruption risk can also arise in the context of improper interactions with doctors, key opinion leaders and other healthcare professionals who work for state-affiliated hospitals, research institutions or other organizations.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. However, regardless of outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors.

We are currently involved in the following litigation matters:

The July 9, 2020 Delaware Action

On July 9, 2020, we filed suit against Berkeley in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement at least one claim of U.S. Patent Nos. 10,107,812; 10,274,494; 10,466,241; 10,578,618; 10,697,962; 10,087,408; 10,421,936 and 10,704,018 arising out of Berkeley’s alleged infringing uses and sales of the Beacon® Optofluidic System which performs workflows using OptoSelect Chips. This case has been assigned to the Honorable Judge Richard Andrews. The complaint requests an order permanently enjoining Berkeley from making, using, offering to sell, selling or importing any process claimed in the asserted patents along with damages arising from Berkeley’s infringement. We intend to vigorously pursue our action against Berkeley and defend the validity and enforceability of our patents.

The August 25, 2020 Delaware Action

On August 25, 2020, we filed a second suit against Berkeley in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement at least one claim of U.S. Patent Nos. 10,718,768; 10,738,270; 10,746,737; and 10,753,933 arising out of Berkeley’s alleged infringing uses and sales of the Beacon® Optofluidic System which performs workflows using OptoSelect Chips. This case has been consolidated with our first suit for infringement and assigned to Judge Andrews. In this action we are also requesting an order permanently enjoining Berkeley from making, using, offering to sell, selling or importing any process claimed in the asserted patents along with damages arising from Berkeley’s infringement. We intend to vigorously pursue our action against Berkeley and defend the validity and enforceability of our patents.

The September 16, 2020 Delaware Action

On September 16, 2020, we filed a third suit against Berkeley in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement at least one claim of U.S. Patent Nos. 10,775,376; 10,775,377 and 10,775,378 arising out of Berkeley’s alleged infringing uses and sales of the Beacon® Optofluidic System which performs workflows using OptoSelect Chips. This case has been consolidated with our first and second suits for infringement and assigned to Judge Andrews. In this action we are also requesting an order permanently enjoining Berkeley from making, using, offering to sell, selling or importing any process claimed in the asserted patents along with damages arising from Berkeley’s infringement. We intend to vigorously pursue our action against Berkeley and defend the validity and enforceability of our patents.

The 2020 Northern District of California Action

On August 24, 2020, Berkeley filed suit against us and our subsidiary Lineage in the U.S. District Court for the Northern District of California seeking (i) declaratory judgment of non-infringement of U.S. Patent No. 10,058,839, or the ’839 patent; (ii) a finding of unfair competition and false advertising under the Lanham Act and (iii) a finding of unfair business practices under the California Business and Professions Code. Berkeley alleges that in sending private notice letters to Berkeley and certain select customers that have acquired the Beacon® Optofluidic System which performs workflows using OptoSelect Chips that we have violated the aforementioned provisions. The complaint seeks a judgement of non-infringement of the ’839 patent on the first count and damages and injunctive relief related to the alleged unfair competition claims. We believe the action filed by Berkeley is without merit and have moved to dismiss the above action for lack of jurisdiction and failure to state a claim upon which relief can be granted pursuant to Federal Rules of Civil Procedure 12(b) 1, 2, and 6.

MANAGEMENT

The following table sets forth information about our executive officers, directors and director nominees as of November 20, 2020.

Name	Age	Position(s)
Executive Officers
Carl L. G. Hansen, Ph.D.	46	Chief Executive Officer and Director
Andrew Booth	47	Chief Financial Officer
Véronique Lecault, Ph.D.	36	Chief Operating Officer and Director
Tryn Stimart	51	Chief Legal Officer and Corporate Secretary
Non-Employee Directors
Michael Hayden, Ph.D.	68	Director
John S. Montalbano	55	Director
Peter Thiel	53	Director
Director Nominee
John Edward Hamer, Ph.D.(4)	62	Director Nominee

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nomination and corporate governance committee
(4)	Dr. Hamer will be nominated to join our board of directors in December 2020.

The following is a biographical summary of the experience of our executive officers and directors. There are no family relationships among any of our executive officers and directors.

Executive Officers

Carl L. G. Hansen, Ph.D. Dr. Hansen is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception in November 2012. Dr. Hansen was also a scientific co-founder of Precision NanoSystems Inc., a Vancouver-based private company developing next-generation delivery technology for genetic medicines founded in 2010, where Dr. Hansen also served as a member of the board of directors from January 2011 to September 2015 and continues to serve as a scientific advisor. Until August 2019, Dr. Hansen was a professor at the University of British Columbia, where he coauthored over 65 manuscripts in the fields of microfluidics, immunology, genomics and nanotechnology. Dr. Hansen also was a co-founder and served as a member of the board of directors of Resolution Diagnostics, a private genomics technology company, from May 2015 to April 2016. Prior to that, he served on the science advisory board of Fluidigm Corporation, a public company providing biotechnology tools, from January 2008 to January 2012. Dr. Hansen holds a Ph.D. in Applied Physics with a focus on Biotechnology from the California Institute of Technology, and a B.A.Sc. in Engineering Physics and Honors Mathematics from the University of British Columbia. We believe Dr. Hansen is qualified to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as one of our co-founders.

Andrew Booth. Mr. Booth has served as our Chief Financial Officer since August 2019, and previously served as a member of our board of directors from June 2016 to August 2019. From February 2017 to July 2019, Mr. Booth also served as the Chief Commercial Officer of STEMCELL Technologies Inc., a Vancouver-based private biotechnology company, and as the Chief Financial Officer of STEMCELL Technologies from March 2013 to January 2017, and as the VP, Instrumentation from January 2010 to February 2013. Prior to STEMCELL, Mr. Booth was at GE Healthcare based in London, UK leading M&A activities for EMEA and GE Lifesciences. Mr. Booth was at GE from 2004 to 2009. Mr. Booth has also previously served as a member of the board of directors of various private companies in the life sciences sector. Mr. Booth holds an MBA from INSEAD, France, and a B.A.Sc. in Engineering Physics from the University of British Columbia.

Véronique Lecault, Ph.D. Dr. Lecault is our co-founder and has served in various positions with us since November 2012, most recently as our Chief Operating Officer since January 2019 and as a member of our board of directors since August 2018. Dr. Lecault has also served as Vice President of our wholly owned biotechnology subsidiary, Lineage Biosciences Inc., since January 2018. Dr. Lecault has also served as a director of our wholly owned Australian biotechnology subsidiary, Channel Biologics Pty., since September 2019. Dr. Lecault received her Ph.D. in Chemical and Biological Engineering from the University of British Columbia, where she co-invented the high-throughput microfluidic platform that is now part of our core technology. Dr. Lecault holds a B.A.Sc. in Chemical Engineering/Honours B.Sc. Biochemistry (Biotechnology) dual degree from the University of Ottawa. We believe Dr. Lecault is qualified to serve on our board of directors because of the perspective and experience she brings as an officer and as one of our co-founders.

Tryn Stimart. Mr. Stimart has served as our Chief Legal Officer and corporate secretary since August 2019. Prior to joining AbCellera, Mr. Stimart was a partner at Gibbons P.C., a law firm, from October 2016 to August 2019. From May 2013 to September 2016, Mr. Stimart was a partner at Womble Carlyle Sandridge, & Rice, LLP, a law firm. Mr. Stimart holds a J.D. from American University Washington College of Law, an M.Sc. in Chemistry from Old Dominion University, and B.Scs. degrees in Biochemistry and Genetics & Cell Biology from the University of Minnesota.

Non-Employee Directors

Michael Hayden, Ph.D. Dr. Hayden has served as a member of our board of directors since September 2019. Dr. Hayden has been the Chief Executive Officer of Prilenia Therapeutics B.V., a clinical stage biotechnology company since September 2018. From September 2012 to December 2017, Dr. Hayden served as Chief Science Officer and President of Global Research and Development at Teva Pharmaceutical Industries Ltd., a public pharmaceutical company. Dr. Hayden has founded a number of biotechnology companies, including Aspreva Pharmaceuticals Limited, a private pharmaceutical company; Neurovir Therapeutics, Inc., a private biopharmaceutical company; Xenon Pharmaceuticals Inc., a public clinical-stage biopharmaceutical company; 89bio, Inc., a public clinical-stage biopharma company; and Prilenia, a private clinical stage biotechnology startup. Dr. Hayden has served as a member of the board of directors for each of Ionis Pharmaceuticals Inc., a public biotechnology company, since September 2018; 89bio since April 2018, Aurinia Pharmaceuticals Inc., a public biopharmaceutical company, since February 2018, and Xenon Pharmaceuticals since November 1996. From September 2018 to June 2020, Dr. Hayden also served as the executive chairman of the board of directors of Prilenia. Dr. Hayden is also is a Killam Professor of Medical Genetics at the University of British Columbia, a Founder and Senior Scientist at the Centre for Molecular Medicine and Therapeutics, and a Canada Research Chair in Human Genetics and Molecular Medicine. Dr. Hayden holds an M.B., Ch.B. M.D. and a Ph.D. degree in Genetics from the University of Cape Town. He is board certified by the American Society of Internal Medicine and Medical Genetics. He is also certified by the Royal College of Physicians of Canada (Internal Medicine). We believe Dr. Hayden is qualified to serve on our board of directors because of his academic background, as well as his extensive experience as a director and executive officer of both publicly and privately held biotechnology and biopharmaceutical companies.

John S. Montalbano. Mr. Montalbano has served as a member of our board of directors since November 2020. Mr. Montalbano has served as a member of the board of directors for each of Aritzia Inc., a public fashion company, since July 2019. Prior to his retirement, Mr. Montalbano served as the Chief Executive Officer of RBC Global Asset Management from 2008 to 2015, and as the President of Phillips, Hager & North Investment Management Ltd., a private wealth management firm, from 2005 to 2008. Mr. Montalbano also served as Vice Chair of RBC Wealth Management from April 2015 to December 2016. Mr. Montalbano holds a B.Comm. in Finance from the University of British Columbia. We believe Mr. Montalbano is qualified to serve on our board of directors due to his leadership, experience as an entrepreneur, and financial expertise.

Peter Thiel. Mr. Thiel has served as a member of our board of directors since October 2020. He has served as president of Thiel Capital, an investment firm, since 2011 and as a partner of Founders Fund, a venture capital firm, since 2005. In 1998, Mr. Thiel co-founded PayPal, Inc., an online payment company, where he served as Chief Executive Officer, President, and Chairman of its board of directors from 2000 until its acquisition by eBay in 2002. Mr. Thiel currently serves on the board of directors of Facebook and Palantir. Mr. Thiel holds a B.A. in Philosophy from Stanford University and a J.D. from Stanford Law School. We believe Mr. Thiel is qualified to serve on our board of directors due to his leadership and experience as an entrepreneur and venture capitalist.

Director Nominee

John Edward Hamer, Ph.D. Dr. Hamer has served as a member of our board of directors since September 2018 through November 2020 and is nominated to be elected to our board of directors at our annual meeting of shareholders in December 2020. Since April 2018, Dr. Hamer has also been a managing general partner of DCVC Bio, a San Francisco venture capital fund focused on investing in life sciences companies. Dr. Hamer served as managing partner and founder of Monsanto Growth Ventures, a venture capital fund, from September 2012 to April 2018. In October 2003, Dr. Hamer founded Arête Therapeutics Inc., a private biotechnology company, and served as Chief Executive Officer until February 2006. Prior to his career in venture capital, Dr. Hamer was an entrepreneur, initially at Paradigm Genetics, Inc., a biotechnology company, from August 1998 to December 2003, where he joined as a visiting scientist before becoming Chief Science Officer and eventually President and Chief Executive Officer following the company’s initial public offering. Dr. Hamer holds a Ph.D. in Microbiology from the University of California at Davis, an M.Sc. in Biological Sciences from the University of Windsor, and a B.Sc. in Biology from the University of Windsor. We believe Dr. Hamer is qualified to serve on our board of directors because of the perspective and experience he brings as an entrepreneur and venture capitalist, as well his experience as an executive officer of biotechnology companies.

Family Relationships and Other Arrangements

There are no family relationships among any of our directors or executive officers.

In November 2020, John Edward Hamer, Ph.D. was designated as a director nominee to our board of directors by the majority of the holders of preferred stock pursuant to our voting agreement, which will terminate upon the closing of this offering.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of five members, each of whom is a member pursuant to the board composition provisions of our articles and agreements with our shareholders, which agreements are described in the section of this prospectus titled “Certain Relationships and Related Person Transactions.” These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy.

Staggered Board Provisions

Under our new articles, for the purposes of facilitating staggered terms of the directors on the board, the following provisions, or the staggered board provisions, shall apply:

(i)	two directors shall initially hold office for a term expiring on our third annual general meeting following the date of the effectiveness of our new articles;

(ii)	two directors shall initially hold office for a term expiring on our second annual general meeting following the date of effectiveness of our new articles; and

(iii)	the remaining number of directors shall initially hold office for a term expiring on our first annual general meeting following the date of effectiveness of our new articles.

Following the initial term of office described above, directors will be elected to hold office for a three-year term expiring on our third annual general meeting following their election.

At every annual general meeting and in every unanimous shareholder resolution in lieu thereof, all of the directors whose terms expire shall cease to hold office immediately before the election or appointment of directors, but are eligible for re-election or re-appointment. The shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in a unanimous resolution appoint, the number of directors required to fill any vacancies created, which vacancies have not already been filled as otherwise permitted in the articles. The directors will hold office for the applicable terms contemplated in the staggered board provisions. Upon resignation of a director, the remaining directors may fill the casual vacancy resulting from such resignation for the remainder of the unexpired term.

Following the effectiveness of our new articles, we anticipate that the initial terms of office for each of the directors will be as follows:

(i)	Drs. Hamer and Lecault will have terms expiring on the first annual general meeting following the date our new articles become effective;

(ii)	Drs. Hansen and Hayden will have terms expiring on the second annual general meeting following the date our new articles become effective; and

(iii)	Messrs. Montalbano and Thiel will have terms expiring on the third annual general meeting following the date our new articles become effective.

Replacement or Removal of Directors

Under the BCBCA and our new articles, a director may be removed with or without cause by a special resolution passed by a special majority (being two-thirds) of the votes cast by shareholders present in person or by proxy at a duly convened meeting and who are entitled to vote.

To the extent directors are elected or appointed to fill casual vacancies or vacancies arising from the removal of directors, in both instances whether by shareholders or directors, the directors shall hold office until the remainder of the unexpired portion of the term of the departed director that was replaced.

Advance Notice Provisions

We will include certain “advance notice” provisions with respect to the election of our directors in our articles that will be in effect on closing of this offering. These provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all our shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow our shareholders to vote on an informed basis. Only persons who are nominated by shareholders in accordance with our advance notice provisions will be eligible for election as directors at any annual meeting of our shareholders, or at any special meeting of our shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under our advance notice provisions, a shareholder wishing to nominate a director would be required to provide us with notice, in a prescribed form and within prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided that if the first public announcement of the date of the annual meeting of shareholders, which we refer to as the notice date, is less than 50 days before the meeting date, not later than the close of business on the 10th day following the notice date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the notice date.

Director Independence

We have applied to list our common shares on The Nasdaq Global Market. Under the Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has undertaken a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that                 and                  are independent directors, including for purposes of Nasdaq and the SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital shares by each director, including non-employee directors that are affiliated with certain of our major shareholders. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable Nasdaq Listing Rules and the rules and regulations of the SEC.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part that outlines a process for our shareholders to send communications to the board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable

Nasdaq Listing Rules, SOX, and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website www.abcellera.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of                ,                and                 and will be chaired by                 . The functions of the audit committee will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC, the Nasdaq Listing Rules. Our board of directors has determined that                 qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that                has previously had with public reporting companies, including service as a Chief Financial Officer of other public and private companies. Our board of directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC, the Nasdaq Listing Rules and applicable Canadian laws. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of                ,                and                 and will be chaired by                . The functions of the compensation committee upon the closing of this offering will include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Listing Rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of                ,                and                 and will be chaired by                . The functions of the nominating and corporate governance committee will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serve, or have in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

Our board of directors intends to adopt, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics on our website identified below. Upon the closing of this offering, the full text of our Code of Business Conduct and Ethics and our Code of Ethics will be posted on our website at www.abcellera.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

Limitations on Liability and Indemnification Agreements

We are governed by the Business Corporations Act (British Columbia), or BCBCA. Under the BCBCA, and our new articles that will be in effect upon the closing of this offering, we may (or must, in the case of our articles) indemnify all eligible parties against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party,” in relation to the Company, means an individual who

•	is or was a director or officer of the Company;

•	is or was a director or officer of another corporation

•	at a time when the corporation is or was an affiliate of the Company, or

•	at the request of the Company; or

•

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and includes the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“ eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

•	is or may be joined as a party, or

•	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

•

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its articles;

•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

•	indemnify the eligible party in respect of the proceeding; or

•	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•	order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•	order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;

•	order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

•	make any other order the court considers appropriate.

The BCBCA and our articles that will be in effect upon the completion of this offering authorize us to purchase and maintain insurance for the benefit of an eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company, a current or former affiliate of the Company or a corporation, partnership, trust, joint venture or other unincorporated entity at the request of the Company.

In addition, we have entered, or will enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the BCBCA and our articles.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our articles and these indemnity agreements are necessary to attract and retain qualified persons as directors and officers. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

This description of the indemnification provisions of our articles and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans and expectations regarding our future compensation programs. The actual amount and form of compensation that we pay and the compensation policies and practices that we adopt in the future may differ materially from the currently-planned programs that are summarized in this discussion.

The compensation provided to our named executive officers for the fiscal year ended December 31, 2019 is detailed in the 2019 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers for the fiscal year ended December 31, 2019, which consists of our Chief Executive Officer and our two most highly-compensated individuals (other than our Chief Executive Officer) who were serving as executive officers on December 31, 2019, are:

•	Carl L.G. Hansen, Ph.D., our Chief Executive Officer;

•	Andrew Booth, our Chief Financial Officer; and

•	Tryn T. Stimart, our Chief Legal Officer & Corporate Secretary.

2019 Summary Compensation Table

The following table provides information regarding the total compensation awarded to, earned by, or paid to our named executive officers for services rendered to us in all capacities for the fiscal year ended December 31, 2019. The USD amounts below are based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Carl L.G. Hansen, Ph.D. Chief Executive Officer	2019	177,381		72,517			—	—	—	249,898

Andrew Booth Chief Financial Officer	2019	95,745	(2)	34,361	(2)		1,440,830	—	—	1,570,936

Tryn Stimart Chief Legal Officer	2019	115,152	(3)	17,500	(3)		519,218	—	—	651,869

(1)	The amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during the 2019 fiscal year, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 10 of our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying common shares.
(2)	Mr. Booth commenced employment on August 22, 2019, and his salary and bonus were pro-rated accordingly. In connection with Mr. Booth’s employment, he received a signing bonus equal to $15,204.
(3)	Mr. Stimart commenced employment on August 22, 2019, and his base salary and bonus were pro-rated accordingly.

Narrative to Summary Compensation Table

Base Salaries

From January 1, 2019 through August 31, 2019, the annual base salary for Dr. Hansen was $152,040, which increased to $228,061 effective as of September 1, 2019. Messrs. Booth and Stimart both commenced employment with the Company on August 22, 2019, and their annual base salaries during 2019 were $266,071 and $320,000, respectively.

Annual Bonuses

During the fiscal year ended December 31, 2019, our named executive officers were eligible to earn a discretionary annual bonus based on the achievement of certain Company performance objectives and/or individual performance. For the fiscal year ended December 31, 2019, the target annual bonuses for Dr. Hansen and Messrs. Booth and Stimart were 30%, 20% and 20%, respectively, of the applicable named executive officer’s annual base salary, prorated as applicable based on their commencement date.

Equity Compensation

During the fiscal year ended December 31, 2019, we granted stock option awards to each of our named executive officers (other than Dr. Hansen), as described in more detail in the “Outstanding equity awards at fiscal 2019 year-end” table.

Perquisites or Personal Benefits

We generally do not provide significant perquisites or personal benefits to our employees with an aggregate equal to or greater than $10,000, other than reimbursement for relocation expenses. None of our named executive officers received such perquisites or personal benefits during the 2019 fiscal year.

Executive Employment Arrangements

We have entered into an offer letter with each of the named executive officers in connection with his employment with us, which set forth the terms and conditions of his employment. The USD amounts below are based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.

Offer Letters in Place During the Fiscal Year Ended December 31, 2019 for Our Named Executive Officers

Carl L.G. Hansen, Ph.D.

On August 1, 2019, we entered into a continuation of employment letter with Dr. Hansen, who currently serves as our Chief Executive Officer. The offer letter, effective as of September 1, 2019, and amended as of March 6, 2020, provides for Dr. Hansen’s initial annual base salary of CAD $400,000 ($304,080), initial target annual bonus opportunity equal to 30% of Dr. Hansen’s base salary, a CAD $5,392 ($4,099) sign-on bonus, one pair of Air Jordan basketball shoes, and his ability to participate in our employee benefit plans generally. Dr. Hansen’s offer letter also provides that if he voluntarily resigns from the Company, he must provide the Company with three months’ prior written notice, which the Company may waive and provide payment of base salary in lieu of such notice. In addition, in the event of a termination of his employment by the Company without “cause” (as defined in Dr. Hansen’s offer letter), Dr. Hansen will be entitled to a severance benefit equal to his base salary for a period of six (6) months plus an additional month for every year of service rendered to the Company, up to a maximum of 18 months. If, within 12 months following a “change in control” (as defined in Dr. Hansen’s offer letter) of the Company, Dr. Hansen’s employment is terminated by the Company without cause, he will be entitled to a severance benefit equal to 24 months of base salary and benefits continuation, as well as full accelerated vesting of all unvested and outstanding equity awards. In the event of a resignation or termination of Dr. Hansen’s employment by the Company for cause, for a period of 12 months following such resignation or termination, the Company will have the right to repurchase 25% of Dr. Hansen’s founder shares at a price of 50% of the “Series A preferred price” (as defined in Dr. Hansen’s offer letter) if the resignation or termination occurs between September 1, 2020 and August 1, 2021. Dr. Hansen is subject to a perpetual non-disclosure of confidential information covenant, an assignment of intellectual property covenant and one (1) year non-compete and non-solicitation of clients and employees covenants following his termination from employment.

The Company entered into a five-year loan agreement with Dr. Hansen on March 18, 2019, which provided Dr. Hansen with a principal loan amount of CAD $2,000,000 ($1,539,527), plus annual compounded interest, to assist Dr. Hansen with the financing of a residential property and his termination of employment with the University of British Columbia. The loan was secured by “pledged shares” (as defined in the loan agreement). The loan has been fully repaid by Dr. Hansen.

Andrew Booth

On April 12, 2019, we entered into an offer letter with Mr. Booth, who currently serves as our Chief Financial Officer. The offer letter, effective as of August 22, 2019, provides for Mr. Booth’s initial annual base salary of CAD $350,000 ($266,071), initial target annual bonus of 20% of Mr. Booth’s base salary, one pair of Air Jordan basketball shoes, a stock option award for 555,000 of our common shares, a CAD $20,000 ($15,204) sign-on bonus, as well as his ability to participate in our employee benefit plans generally. Mr. Booth’s offer letter also provides that if he voluntarily resigns from the Company, he must provide the Company with three months’ prior written notice, which the Company may waive and provide payment of base salary in lieu of such notice. In addition, in the event of a termination of his employment by the Company without “cause” (as defined in Mr. Booth’s offer letter), Mr. Booth will be entitled to a severance benefit equal to his base salary for a period of six (6) months plus an additional month for every year of service rendered to the Company, up to a maximum of 12 months. If, within 12 months following a “change in control” (as defined in Mr. Booth’s offer letter) of the Company, Mr. Booth’s employment is terminated by the Company without cause, he will be entitled to a severance benefit equal to 24 months of base salary and benefits continuation, as well as full accelerated vesting of all unvested and outstanding equity awards. Mr. Booth is subject to a perpetual non-disclosure of confidential information covenant, an assignment if intellectual property covenant and one (1) year non-compete and non-solicitation of clients and employees covenants following his termination from employment.

Tryn T. Stimart, Esq.

On July 10, 2019, we entered into an offer letter with Mr. Stimart, who currently serves as our Chief Legal Officer. The offer letter, effective as of August 22, 2019, provides for Mr. Stimart’s initial annual base salary of $320,000, initial target annual bonus of 20% of Mr. Stimart’s base salary, a stock option award for 200,000 of our common shares, up to $30,000 for relocation expenses (which Mr. Stimart has not yet incurred), a loan for $200,000 (as described below), as well as his ability to participate in our employee benefit plans generally. Mr. Stimart’s offer letter also provides that if he voluntarily resigns from the Company, he must provide the Company with three months’ prior written notice, which the Company may waive and provide payment of base salary in lieu of such notice. In addition, in the event of a termination of his employment by the Company without “cause” (as defined in Mr. Stimart’s offer letter), Mr. Stimart will be entitled to a severance benefit equal to his base salary for a period of six 6 months plus an additional month for every year of service rendered to the Company, up to a maximum of 12 months. Mr. Stimart is subject to a perpetual non-disclosure of confidential information covenant, an assignment if intellectual property covenant and one (1) year non-compete and non-solicitation of clients and employees covenants following his termination from employment.

Pursuant to Mr. Stimart’s offer letter, the Company entered into a loan agreement with Mr. Stimart on July 12, 2019, which provided Mr. Stimart with a principal loan amount of $200,000, plus annual compounded interest equal to the prime rate of the Bank of Canada as reported by the Bank of Montreal on the start date of Mr. Stimart’s employment with the Company. The loan has been repaid in full by Mr. Stimart.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019.

	Option Awards(1)
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date
Carl L.G. Hansen, Ph.D.	—		—	—	—	—	—	—

Andrew Booth	8/3/16	(3)(4)	6/15/16	45,000	45,000	—	1.90	6/15/26
	10/30/19	(5)	8/22/19	—	355,000	—	3.25	8/22/29
	10/30/19	(6)	8/22/19	—	—	200,000	3.25	8/22/29

Tryn Stimart	10/30/19	(7)	8/22/19	—	200,000	—	3.25	8/22/29

(1)	Each stock option award was granted under our Pre-IPO Plan.
(2)	Per share exercise price has been converted from CAD to USD based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.
(3)	One-sixth of the shares subject to the stock option vest annually beginning on the one year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through each such date. Additionally, upon a “Change in Control” (as defined in the stock option agreement), the stock option shall immediately vest in full and be fully exercisable.
(4)	This stock option was granted to Mr. Booth while he served as a non-employee member of the Board and prior to his commencement of employment as our Chief Financial Officer on August 22, 2019.
(5)	One-fourth of the shares subject to the stock option vests on the one year anniversary of the vesting commencement date and the remaining vests in equal quarterly installments for the next three years, subject to the named executive officer’s continuous service relationship with us through each such date. Additionally, upon a “Change in Control” (as defined in the stock option agreement), the stock option shall immediately vest in full and be fully exercisable.
(6)	The stock option vests upon the closing of a Series A2 financing with a value greater than $30 million, subject to the named executive officer’s continuous service relationship with us through such date. The stock option vested in March 2020.
(7)	One-fourth of the shares subject to the stock option vests on the one year anniversary of the vesting commencement date and the remaining vests in equal quarterly installments for the next three years, subject to the named executive officer’s continuous service relationship with us through each such date. Additionally, upon a “Change in Control” (as defined in the stock option agreement), the stock option shall immediately vest in full and be fully exercisable.

Employee Benefits and Equity Compensation Plans

2020 Share Option and Incentive Plan

Our 2020 Share Option and Incentive Plan, or 2020 Plan, was approved by our board of directors on November 18, 2020 and will be approved by our shareholders at the next annual general meeting, and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2020 Plan will replace our Pre-IPO Plan, as our board of directors will not make additional awards under the Pre-IPO Plan following the closing of this offering. The 2020 Plan will provide flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We will initially reserve                  common shares, or the Initial Limit, for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 5% of the outstanding number of common shares issued and outstanding on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This is referred to herein as the Annual Increase. This number will be subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The common shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of shares, expire or are otherwise terminated (other than by exercise) under the 2020 Plan and the Pre-IPO Plan will be added back to the common shares available for issuance under the 2020 Plan.

The maximum aggregate number of common shares that may be issued as incentive share options may not exceed the Initial Limit cumulatively increased on January 1, 2022, and on each January 1 thereafter by the lesser of (i) the Annual Increase for such year or (ii)                  common shares.

The 2020 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. Persons eligible to participate in the 2020 Plan will be those full or part-time employees, non-employee directors and consultants of our company and our affiliates, as selected from time to time by our compensation committee in its discretion.

The 2020 Plan will permit the granting of both options to purchase common shares intended to qualify as incentive share options under Section 422 of the Internal Revenue Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but generally may not be less than 100% of the fair market value of our common share on the date of grant, except under certain limited circumstances. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee will be able to award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights will entitle the recipient to common shares or cash, equal to the value of the appreciation in our share price over the exercise price. The exercise price of each share appreciation right generally may not be less than 100% of the fair market value of the common share on the date of grant, except under certain limited circumstances. The term of each share appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each share appreciation right may be exercised.

Our compensation committee will be able to award restricted common shares and restricted share units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and continued employment or service relationship with us through a specified vesting period. Our compensation committee may also be permitted to grant common shares that are free from any restrictions under the 2020 Plan. Unrestricted shares may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participants.

Our compensation committee will be able to grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

The 2020 Plan will provide that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2020 Plan. To the extent that awards granted under our 2020 Plan are not assumed or continued or substituted by the successor entity, then to the extent otherwise provided in the relevant award certificate or at the discretion of the compensation committee, all awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event. Upon the effective time of the sale event, all outstanding awards granted under the 2020 Plan will terminate to the extent not assumed, continued or substituted for. In the event of such termination, individuals holding options and share appreciation rights will be permitted to exercise such options and share appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and share appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or share appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors will be able to amend or discontinue the 2020 Plan and our compensation committee will be permitted, at any time, to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. The compensation committee cannot reduce the exercise price of outstanding share options or share appreciation rights or effect the repricing of such awards through cancellation and re-grants without prior shareholder approval. Certain amendments to the 2020 Plan will require the approval of our shareholders.

No awards will be granted under the 2020 Plan after the date that is 10 years from the date of shareholder approval. No awards under the 2020 Plan will be made prior to the date of this prospectus.

Sixth Amended and Restated Stock Option Plan

We maintain the AbCellera Biologics Inc. Sixth Amended and Restated Stock Option Plan, our “Pre-IPO Plan”, which was most recently approved by our board of directors on November 18, 2020. The Pre-IPO Plan allows for the grant of options (and for U.S. participants, either incentive stock options and/or nonstatutory stock options) to employees, directors, and consultants, subject in each case to compliance with applicable tax laws.

Our 2020 Plan will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. As a result, we do not expect to grant any additional awards under the Pre-IPO Plan following that date. Any awards granted under the Pre-IPO Plan will remain subject to the terms of our Pre-IPO Plan and applicable award agreements. As of October 31, 2020, options to purchase 5,349,181 common shares were outstanding under the Pre-IPO Plan.

The Pre-IPO Plan has only reserved enough common shares required for issuance under outstanding option grants. When options expire or are otherwise terminated for any reason without having been exercised in full, the common shares subject to such options will be added to the number of common shares reserved for issuance under the 2020 Plan. The Pre-IPO Plan is currently administered by our Chief Executive Officer, on the instructions of our board of directors. Our board of directors has full power to construe and interpret the plan, select, from among the individuals eligible for options, the individuals to whom options will be granted and to determine the specific terms and conditions of each options, all subject to the provisions of the Pre-IPO Plan. Following this offering, the Pre-IPO Plan will be administered by our compensation committee.

The per share exercise price of each option is determined by our board of directors but may not be less than market value on the grant date. The term of each option, unless otherwise specified by the board of directors to be an earlier date, expires 10 years from the grant date. When an option holder’s service relationship with the Company ends for any reason, other than termination for Cause (as defined in the Pre-IPO Plan), then any vested options will generally expire 90 days from such termination. In the event that an option holder dies, the vested portion of their options generally expire twelve months after the date of the option holder’s death. Lastly, in the event that an option holder becomes permanently disabled, any vested portion of their option generally expire six months after the date of disability. Unless otherwise specified by the board of directors at the time of grant, options generally vest over a three year period whereby one quarter of the shares subject to the option shall vest immediately upon grant, and the remaining share shall vest in equal thirds on each of the three anniversaries of the grant date. Unless otherwise determined by our board of directors, the vesting of options shall be suspended during any Company-approved or statutory leave of absence taken by the holder of an option. Options intended to qualify as incentive stock options under Section 422 of the Code are subject to additional provisions as required under Section 422 of the Code and set forth in our Pre-IPO Plan. The Pre-IPO Plan provides that participants may exercise their options by paying with a certified check or bank draft payable to the Company. Option holders who exercise their options must, if required by our board of directors, execute certain voting, co-sale and/or other agreements as requested.

The Pre-IPO Plan provides that prior to the completion of an initial public offering, our board of directors, the regulatory authorities, or the underwriter may require termination of all outstanding options. In this event, the Company may provide notice to option holders that the unvested portions of their options will immediately vest in full and that the option will expire 30 days following the date of such notice. In the event the Company does not complete its initial public offering, the Company will, to the extent reasonably practicable, grant to the option holder an option equivalent (including the original vesting terms, if any).

In the event of a Substantial Sale (as defined in the Pre-IPO Plan), where more than 66 2/3% of the shares of the Company are sold to a purchaser, and such purchaser offers to buy any outstanding options, an option holder must sell their options to the purchaser for the per share price to be paid by the purchaser minus the exercise price and multiplied by the number of shares subject to the option. If an option holder does not sell their options, then such options will expire, terminate, and be cancelled upon completion of the Substantial Sale. In the event of a share consolidation, subdivision, conversion, exchange, reclassification or any substitution pertaining to our common shares, the our board of directors has the power to make any necessary adjustments as they deem appropriate.

The Pre-IPO Plan generally does not allow for the transfer or assignment of options; however, option holders may deliver an option direction to the Company to direct the Company to grant options to certain permitted assignees.

Our board of directors may amend or terminate the Pre-IPO Plan at any time in its sole discretion; provided that, no such amendment or termination will alter the terms and conditions of any option, or impair the rights of any option holder pursuant to options granted prior to such amendment or termination. Our board of directors may retrospectively amend the Pre-IPO Plan, and with the consent of affected option holders, may retrospectively amend the terms and conditions of any previously-granted options. Our board of directors has determined not to make any further awards under the Pre-IPO Plan following the completion of the offering.

2020 Employee Share Purchase Plan

Our 2020 Employee Share Purchase plan, or the 2020 ESPP, was adopted by our board of directors on November 18, 2020 and will be approved by our shareholders at the next annual general meeting, and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2020 ESPP will initially reserve and authorize the issuance of up to a total of                  common shares to participating employees. The 2020 ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1 starting on January 1, 2022, by the least of                  common shares, 1% of the outstanding number of common shares on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

All employees who have been employed for more than 20 hours a week and have completed at least six full months of employment will be eligible to participate in the 2020 ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of shares will not be eligible to purchase shares under the 2020 ESPP.

We will make one or more offerings each year to our employees to purchase shares under the 2020 ESPP. Offerings will generally begin every six months and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2020 ESPP may purchase shares by authorizing contributions of between 1% and 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the offering period, whichever is lower, provided that no more than 3,000 common shares (or a lesser number as established by the plan administrator in advance of the offering period) may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than US $25,000 worth of common shares, valued at the start of the offering period, under the 2020 ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2020 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

In the event of a corporate transaction, our board of directors may make such adjustment as it deems appropriate to prevent dilution or enlargement of rights in the number and class of shares which may be delivered under the ESPP, in the number, class or price available for purchase under the ESPP and in the number of shares which a participant is entitled to purchase and any other adjustments it deems appropriate. Our board of directors may also elect to have options under the ESPP assumed or substituted by a successor, to have options terminated without consent (either prior to their expiration or upon completion of the purchase of shares on the next exercise date), to shorten the offering period by setting a new exercise date or to take such other action as it deems appropriate.

The 2020 ESPP may be terminated or amended by our board of directors at any time, but will automatically terminate on the 10-year anniversary of this offering. An amendment that increases the number of common shares that are authorized under the 2020 ESPP and certain other amendments will require the approval of our shareholders. The plan administrator may adopt subplans under the 2020 ESPP for employees of our non-U.S. subsidiaries.

Senior Executive Cash Incentive Bonus Plan

On November 18, 2020, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will provide for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: research, pre-clinical, non-clinical, developmental, publication, clinical or regulatory milestones; scientific or technological advances; research and development or manufacturing capabilities; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the Company’s common shares; economic value-added; acquisitions, licenses, collaborations or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; shareholder returns; return on sales; total shareholder return; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency;

satisfaction of, or other achievement metrics relating to, key third parties; working capital; earnings (loss) per share of the Company’s common shares; bookings, new bookings or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention, and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but no later than 74 days after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment, unless otherwise determined by the compensation committee. If an executive officer becomes a participant in the Bonus Plan during a performance period and is not employed for the entire performance period, the compensation committee may pro-rate the bonus for such executive officer, based on the number of days employed during such period.

DIRECTOR COMPENSATION

Prior Director Compensation Program

During the fiscal year ended December 31, 2019, we did not provide any compensation to our employee directors or non-employee director affiliated with DCVC Bio for their services on our board of directors and did not have a formal program for compensating our other non-employee directors. As of December 31, 2019, Dr. Hamer did not hold any outstanding equity awards and Dr. Lecault held options to purchase 200,000 common shares, which were granted to her as an employee of the Company.

Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during the fiscal year ended December 31, 2019. Dr. Hansen, who is our Chief Executive Officer, did not receive any additional compensation for his service as a director. The compensation received by Dr. Hansen, as a named executive officer of our company, is presented in “Executive Compensation—2019 Summary Compensation Table” above. Dr. Lecault received consideration solely in her capacity as our Chief Operating Officer, and such compensation would have been reported under Item 402 of Regulation S-K as compensation earned for services to us if she was a named executive officer as defined in Item 402 of Regulation S-K, and such compensation has been approved by our board of directors upon the recommendation of a group of independent directors.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Michael Hayden(1)	13,297	(2)	280,378	—	293,674

(1)	Genworks 2 has been granted stock options for Dr. Hayden’s service on our board of directors. As of December 31, 2019, Genworks 2 held options to purchase 108,000 common shares.
(2)	The USD amount is based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.

Non-Employee Director Compensation Policy

In connection with this offering, our board of directors adopted a non-employee director compensation policy, to be effective in connection with this offering. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors will be eligible to receive cash retainers (which will be prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$40,000
Additional retainer for annual service as non-executive chairperson or lead director of the board of directors	$30,000
Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$20,000
Annual service as member of the audit committee (other than chair)	$10,000
Annual service as compensation committee chairperson	$15,000
Annual service as member of the compensation committee (other than chair)	$7,500
Annual service as nominating and corporate governance committee chairperson	$10,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$5,000

In addition, our policy will provide that, upon initial election or appointment to our board of directors, each new non-employee director will be granted a one-time grant of either a non-statutory share option to purchase our common shares, restricted share units, or a combination thereof, with a value of $800,000 on the date of such director’s election or appointment to the board of directors, or the Director Initial Grant. The Director Initial Grant will vest in substantially equal annual installments over three years. On the date of each annual meeting of shareholders of our company following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of either a non-statutory share option to purchase our common shares, restricted share units, or a combination thereof, with a value of $400,000, or the Director Annual Grant. The Director Annual Grant will vest in full on the earlier of the one-year anniversary of the grant date or on the date of our next annual meeting of shareholders. The Director Initial Grant and Director Annual Grant are subject to full acceleration of vesting upon the sale of our company.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2017, to which we were or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed the lesser of (1) $120,000 or (2) 1% of the average of our total assets for the last two completed fiscal years; and

•

in which any of our executive officers, directors or holders of 5% or more of any class of our share capital, or the immediate family members of, or any person sharing the household with, the foregoing persons, or any affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under the sections titled “Executive Compensation” and “Director Compensation.”

Private Placements of Securities

Series A1 Convertible Preferred Share Financing

In August 2018, we issued and sold an aggregate of 2,105,264 Series A1 convertible preferred shares at a purchase price of $3.66 per share, for an aggregate amount of approximately $7.7 million. The following table summarizes the Series A1 convertible preferred shares purchased by related persons.

Purchaser	Series A1 Convertible Preferred Shares Purchased	Aggregate Purchase Price ($)
DCVC Bio, L.P.(1)	2,105,264	$7,702,380

Total	2,105,264	$7,702,380

(1)	John Edward Hamer, Ph.D., a nominee to our board of directors, is a Managing Partner at DCVC Bio, L.P.

Series A2 Convertible Preferred Share Financing

In March 2020, we issued and sold an aggregate of 6,017,784 Series A2 convertible preferred shares at a purchase price of $12.4631 per share for an aggregate amount of approximately $75 million. The following table summarizes the Series A2 convertible preferred shares purchased by related persons.

Purchaser	Series A2 Convertible Preferred Shares Purchased	Aggregate Purchase Price ($)
DCVC Bio, L.P.(1)	802,371	$10,000,030
OrbiMed Royalty & Credit Opportunities III, LP(2)	802,371	$10,000,030
Viking Global Opportunities Illiquid Investments Sub-Master LP(3)	1,604,742	$20,000,061
Entities affiliated with Baker Brothers(4)	802,371	$10,000,030
Entities affiliated with Peter Thiel(5)	758,479	$9,453,000
Eli Lilly and Company(6)	401,186	$5,000,021
Harvard Management Private Equity Corporation(7)	401,186	$5,000,021
Regents of the University of Minnesota(8)	401,186	$5,000,021

Total	5,973,892	$74,453,214

(1)	John Edward Hamer, Ph.D., a nominee to our board of directors, is a Managing Partner at DCVC Bio, L.P.
(2)	OrbiMed Royalty & Credit Opportunities III, LP is a holder of 5% or more of our Series A2 convertible preferred shares.
(3)	Viking Global Opportunities Illiquid Investments Sub-Master LP is a holder of 5% or more of our Series A2 convertible preferred shares.
(4)	Baker Brothers Life Sciences, L.P. and 667, L.P. together hold 5% or more of our Series A2 convertible preferred shares.

(5)	ABE Investments LLC, The Founders Fund VII Principals Fund, LP, or FFVIIP, The Founders Fund VII, LP, or FFVII, and The Founders Fund VII Entrepreneurs Fund, LP, or FFVIIE, together hold 5% or more of our Series A2 convertible preferred shares. Peter Thiel, a member of our board of directors, is the beneficial owner of ABE Investments LLC and is a Managing Member of the General Partner of each of FFVIIP, FFVII and FFVIIE.
(6)	Eli Lilly and Company is a holder of 5% or more of our Series A2 convertible preferred shares.
(7)	Harvard Management Private Equity Corporation is a holder of 5% or more of our Series A2 convertible preferred shares.
(8)	Regents of the University of Minnesota is a holder of 5% or more of our Series A2 convertible preferred shares.

Convertible Notes

In October 2020, in order to finance a portion of the purchase price for the Trianni acquisition, we issued approximately $90.0 million aggregate principal amount of Convertible Notes to an aggregate of 14 purchasers, including the related persons set forth in the table below. In connection with this offering, the outstanding balances under such notes will convert into our common shares at a conversion price equal to 85% of the initial public offering price in this offering.

Purchaser	Aggregate Principal Amount of the Convertible Notes
DCVC Bio, L.P.(1)	$500,000
OrbiMed Royalty & Credit Opportunities III, LP(2)	3,010,000
DRAGSA 76 LLC(3)	6,150,000
Entities affiliated with Baker Brothers(4)	3,000,000
Entities affiliated with Peter Thiel(5)	35,430,000
Eli Lilly and Company(6)	1,500,000
Harvard Management Private Equity Corporation(7)	1,500,000

Total(8)	$51,090,000

(1)	John Edward Hamer, Ph.D., a nominee to our board of directors, is a Managing Partner at DCVC Bio, L.P.
(2)	OrbiMed Royalty & Credit Opportunities III, LP is a holder of 5% or more of our Series A2 convertible preferred shares.
(3)	DRAGSA 76 LLC is an affiliate of Viking Global Opportunities Illiquid Investments Sub-Master LP, which is a holder of 5% or more of our Series A2 convertible preferred shares.
(4)	Baker Brothers Life Sciences, L.P. and 667, L.P. together hold 5% or more of our Series A2 convertible preferred shares.
(5)	Reflects purchases by ABE Investments LLC, The Founders Fund Growth, LP, or FFG, and The Founders Fund Growth Principals Fund, LP, or FFGP. Peter Thiel, a member of our board of directors, is the beneficial owner of ABE Investments LLC and is a Managing Member of the General Partner of each of FFG and FFGP. ABE Investments LLC and certain other Founders Fund entities together hold 5% or more of our Series A2 convertible preferred shares, as described in more detail above.
(6)	Eli Lilly and Company is a holder of 5% or more of our Series A2 convertible preferred shares.
(7)	Harvard Management Private Equity Corporation is a holder of 5% or more of our Series A2 convertible preferred shares.
(8)	Represents approximately 56.8% of the aggregate amount of Convertible Notes issued in connection with the Trianni acquisition.

Agreements with Shareholders

In connection with our Series A1 preferred share financing and our Series A2 preferred share financings, we entered into investors’ rights, voting, right of first refusal and co-sale agreements, as well as share exchange agreements, containing registration rights, information rights, voting rights and rights of first refusal, among other things, with holders of our preferred shares and certain holders of our common shares. See the section titled “Description of Share Capital” appearing elsewhere in this prospectus for more information.

In February 2014, we entered into a shareholders agreement with certain holders of our common shares containing, among other things, transfer restrictions, required voting for a director, and obligations of non-competition and non-solicitation on certain holders of our capital shares. Pursuant to the agreement, we or our assignees have a right to purchase shares which certain shareholders propose to sell or transfer to other parties. Prior to the completion of this offering, the agreement will terminate and the restrictions on the transfer of our capital shares set forth in the agreement will no longer apply.

Executive Officers and Directors Compensation

See the sections titled “Executive Compensation” and “Director Compensation” appearing elsewhere in this prospectus for information regarding compensation arrangements and share option grants for our executive officers and our directors.

Loans to Officers

On March 18, 2019, we entered into a loan agreement with our Chief Executive Officer, Carl L.G. Hansen, Ph.D., which provided Dr. Hansen with a principal loan amount of CAD $2,000,000 ($1,539,527), plus annual compounded interest, to assist Dr. Hansen with the financing of a residential property and his termination of employment with the University of British Columbia. The loan was secured by “pledged shares” (as defined in the loan agreement). As of September 30, 2020, the loan has been fully repaid by Dr. Hansen.

On July 12, 2019, we entered into a loan agreement with our Chief Legal Officer, Tryn Stimart, which provided Mr. Stimart with a principal loan amount of $200,000, plus annual compounded interest equal to the prime rate of the Bank of Canada as reported by the Bank of Montreal on the start date of Mr. Stimart’s employment with the Company. The loan has been repaid in full by Mr. Stimart.

Stock Transfers

On June 11, 2020, Viking Global, a holder of more than 5% of our share capital, purchased an aggregate of 267,456 of our outstanding common shares from Carl L.G. Hansen, Ph.D., our Chief Executive Officer, the Hankla Family Trust, of which Dr. Hansen and his spouse are joint trustees, and Thermopylae Holdings Ltd., an entity wholly owned by Dr. Hansen, at a purchase price of $11.2168 per share, for an aggregate purchase price of approximately $3.0 million.

On April 29 and April 30, 2020, certain third parties and an existing shareholder purchased an aggregate of 55,145 of our outstanding common shares from the Slomo Family Trust, of which Véronique Lecault, Ph.D., our Chief Operating Officer, is a co-trustee, at a purchase price of $11.2168 per share, for an aggregate purchase price of approximately $618,550.

Indemnification Agreements

In connection with this offering, we will enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Canadian law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when shareholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the shareholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) 1% of total assets, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common shares, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 31, 2020, information regarding the beneficial ownership of our common shares by:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our share capital.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common shares if that person has a right to acquire ownership within 60 days by the exercise of options or the conversion of our convertible preferred shares. A person is also deemed to be a beneficial owner of our common shares if that person has or shares voting power, which includes the power to vote or direct the voting of our common shares, or investment power, which includes the power to dispose of or to direct the disposition of such capital shares. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by the shareholder.

The number of shares and percentage ownership information before the offering in the table below is based on              common shares deemed to be outstanding as of October 31, 2020, assuming the automatic conversion of all of our outstanding convertible preferred shares into              common shares immediately prior to the completion of this offering. The number of shares and percentage ownership information after the offering is based on the sale of              shares in this offering and assumes the conversion of the Convertible Notes into an aggregate of              common shares of the Company upon the completion of this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a conversion date of                  , 2020 (the expected closing date of this offering). The table below assumes that the underwriters do not exercise their option to purchase additional shares. Common shares subject to options that are currently exercisable or exercisable within 60 days of October 31, 2020 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o AbCellera Biologics Inc., 2215 Yukon Street, Vancouver, BC V5Y 0A1.

	Common Shares Beneficially Owned		Percentage of Shares Outstanding
	Before Offering	After Offering	Before Offering	After Offering
5% or Greater Shareholders
Thermopylae Holdings Ltd.(1)	6,120,275		26.0%		%
DCVC Bio, L.P.(2)	2,907,635		12.4%
Viking Global Opportunities Illiquid Investments Sub-Master LP(3)	1,872,198		8.0%
Named Executive Officers and Directors
Carl L.G. Hansen, Ph.D.(4)	6,182,783		26.3%		%
Andrew Booth(5)	382,632		1.6%
Tryn T. Stimart(6)	62,500		*
Véronique Lecault, Ph.D.(7)	980,654		4.2%
Michael Hayden, Ph.D.(8)	103,033		*
John Montalbano	—		*
Peter Thiel(9)	847,631		3.6%
Director Nominee
John Edward Hamer, Ph.D.(10)	2,907,635		12.4%
All executive officers and directors as a group (8 persons)	11,466,868		48.7%		%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (i) 6,120,275 common shares held by Thermopylae Holdings Ltd. or Thermopylae, which is an entity wholly owned by Dr. Hansen.
(2)	The number of shares beneficially owned before this offering consists of (i) 2,907,635 common shares issuable upon conversion of convertible preferred shares held by DCVC Bio, L.P., or DCVC Bio, and the number of shares beneficially owned after this offering includes (ii) common shares of the Company issuable upon the conversion of the Convertible Notes in connection with the completion of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a conversion date of , 2020 (the expected closing date of this offering). DCVC Bio GP, LLC, or DCVC Bio GP, is the general partner of DCVC Bio. JNK Capital Management, LLC, or JNK, and ZNM Capital Management, LLC, or ZNM, are the managing members of DCVC Bio GP. John Hamer, or Hamer, a director nominee, and Kiersten Stead, or Stead, are the managing members of JNK, and Zachary Bogue, or Bogue, and Matthew Ocko, or Ocko, are the managing members of ZNM. Hamer, Stead, Bogue and Ocko collectively make voting and investment decisions with respect to shares held by DCVC Bio. The principal business address of DCVC Bio is 270 University Avenue, Palo Alto, California 94301.
(3)	The number of shares beneficially owned before this offering consists of (i) 267,456 common shares held by Viking Global Opportunities Illiquid Investments Sub-Master LP, or Opportunities Fund and (ii) 1,604,742 common shares issuable upon conversion of convertible preferred shares held by Opportunities Fund, and the number of shares beneficially owned after this offering includes (iii) common shares of the Company issuable upon the conversion of the Convertible Notes held by DRAGSA 76 LLC, an affiliate of Opportunities Fund, in connection with the completion of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a conversion date of , 2020 (the expected closing date of this offering). Opportunities Fund, the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC, or Opportunities GP, and by Viking Global Investors LP, or VGI, an affiliate of Opportunities GP, which provides managerial services to Opportunities Fund. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and Opportunities GP, have shared authority to direct the voting and disposition of investments beneficially owned by VGI and Opportunities GP. The address of the Opportunities Fund is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.
(4)	Consists of (i) the shares listed in footnote (1) and (ii) 62,508 common shares held by Hankla Family Trust, of which Dr. Hansen and his spouse are joint trustees.
(5)	Consists of (i) 11,695 common shares held by Mr. Booth’s spouse, and (ii) 370,937 common shares underlying options held by Mr. Booth exercisable within 60 days of October 31, 2020.
(6)	Consists of 62,500 common shares underlying options held by Mr. Stimart exercisable within 60 days of October 31, 2020.
(7)	Consists of (i) 715,500 common shares held by Pacific Swell Capital Corp., or Pacific Swell, (ii) 127,363 common shares held by Slomo Family Trust, of which Dr. Lecault is a co-trustee, (iii) 4,458 common shares held by the spouse of Dr. Lecault, (iv) 100,000 common shares held by Dr. Lecault, and (v) 33,333 common shares underlying options held by Dr. Lecault exercisable within 60 days of October 31, 2020. Dr. Lecault is a director of Pacific Swell and shares voting and dispositive power with respect to the shares held by Pacific Swell. The principal business address of Pacific Swell is 1300-777 Dunsmuir Street, PO Box 10444, Vancouver, BC V7Y 1K2, Canada.
(8)	Consists of (i) 71,575 common shares held by Genworks 2 Consulting, Inc., or Genworks 2, (ii) 4,458 shares held by Dr. Hayden’s spouse and (iii) 27,000 common shares underlying options held by Genworks 2 exercisable within 60 days of October 31, 2020. Dr. Hayden’s wife has sole voting and investment power with respect to the shares held by Genworks 2. The principal business address Genworks 2 is 4484 West 7th Avenue, Vancouver, BC, Canada V6R1W9.
(9)	The number of shares beneficially owned before this offering consists of (i) 40,105 common shares issuable upon conversion of convertible preferred shares held by FFVIIP, (ii) 334,324 common shares issuable upon conversion of convertible preferred shares held by FFVII, (iii) 2,924 common shares issuable upon conversion of convertible preferred shares held by FFVIIE, (iv) 89,152 common shares held by ABE Investments LLC, and (v) 381,126 common shares issuable upon conversion of convertible preferred shares held by ABE Investments LLC. The number of shares beneficially owned after this offering includes common shares of the Company issuable upon the conversion of the Convertible Notes in connection with the completion of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and a conversion date of , 2020 (the expected closing date of this offering) by FFG, FFGP and ABE Investments LLC, respectively. Mr. Thiel is the beneficial owner of ABE Investments LLC and has sole voting and investment power over the securities held by ABE Investments LLC. Peter Thiel, Brian Singerman, and Keith Rabois have shared voting and investment power over the shares held by each of FFG, FFGP, FFVIIP, FFVII and FFVIIE. The address of ABE Investments LLC is 1209 Orange Street, Wilmington, Delaware, 19801. The address of each of FFG, FFGP, FFVIIP, FFVII and FFVIIE is One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.
(10)	Consists of the shares listed in footnote (2).

DESCRIPTION OF SHARE CAPITAL

The following descriptions are summaries of our share capital and the material terms of our new notice of articles and articles, which will be effective before the closing of this offering. The descriptions of the common shares and preferred shares give effect to changes to our capital structure that will occur before the closing of this offering.

General

Following the completion of this offering, our authorized share capital will consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, all of which preferred shares will be undesignated.

As of September 30, 2020, 15,409,130 common shares were outstanding and held of record by 183 shareholders, and 2,105,264 Series A1 convertible preferred shares and 6,017,784 Series A2 convertible preferred shares were outstanding and held of record by an aggregate of 15 shareholders. This amount does not take into account the conversion of all of our outstanding convertible preferred shares into common shares upon the closing of this offering.

Common Shares

The holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Holders of our common shares are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred shares. Under the terms of our contribution agreements with Western Economic Diversification Canada, we are restricted from paying any dividends until we have repaid the contributions thereunder in full. Our common shares have no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common shares will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred shares. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Shares

Immediately prior to the closing of this offering, all of our outstanding convertible preferred shares will be converted into common shares. Upon the closing of this offering, our board of directors will have the authority, without further action by our shareholders, to issue an unlimited number of preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common shares. The issuance of our preferred shares could adversely affect the voting power of holders of common shares and the likelihood that such holders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Options

As of September 30, 2020, options to purchase 4,037,050 common shares with a weighted-average exercise price of $2.70 per share were outstanding under our Current Plan.

Registration Rights

Upon the closing of this offering, the holders of                common shares issuable upon the conversion of preferred shares upon closing of this offering will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and holders of our preferred shares and are subject to the provisions of the lock-up agreements entered into by such holders of our preferred shares. See the section titled “Underwriting” appearing elsewhere in this prospectus for more information. The amended and restated investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including the estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of                common shares issuable upon the conversion of our preferred shares upon closing of this offering are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the securities eligible for registration then outstanding, to use all reasonable efforts to effect the registration of these registrable securities for public resale so long as the aggregate offering price, net of related fees and expenses, would be at least $15 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement.

Form S-3 Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3 or a Canadian short-form prospectus, upon the written request of shareholders holding at least 30% of the common shares issuable upon the conversion of our preferred shares upon closing of this offering then outstanding we will be required to file a Form S-3 registration restatement or a Canadian short-form prospectus, with respect to outstanding securities of such shareholders having an anticipated aggregate offering, net of related fees and expenses, of at least $5.0 million. We are required to effect only two registrations in any 12-month period pursuant to this provision of the amended and restated investors’ rights agreement. The right to have such shares registered on Form S-3 or a Canadian short-form prospectus is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our common shares issuable upon the conversion of our preferred shares are entitled to include their shares in the registration. Subject to certain exceptions and limitations contained in the amended and restated investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short form registration rights, and piggyback registration rights granted under the amended and restated investors’ rights agreement will terminate on the earlier of a fourth anniversary of the closing of this offering, the closing of a deemed liquidation event, at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period, or in such case that the sale of all such holder’s shares would not be a distribution under Section 2.5 or Section 2.6 of National Instrument 45-102, and would not be a control distribution (as defined in National Instrument 45-102).

Expenses

Ordinarily, other than the underwriting discounts and commissions, we are generally required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders not to exceed $30,000 and blue-sky fees and expenses.

Canadian Registration Rights

The amended and restated investors’ rights agreement also includes substantially similar demand registration rights, short-form registration rights and piggyback registration rights and related provisions, with respect to distributions of our securities in Canada or otherwise subject to applicable Canadian laws.

Exchange Listing

We have applied to list our common shares on the Nasdaq Global Market under the proposed trading symbol “ABCL.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common shares will be Philadelphia Stock Transfer, Inc., located at 2320 Haverford Road, Suite 230, Ardmore, Pennsylvania 19003; telephone (484) 416-3124.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2020, upon the closing of this offering,                 common shares will be outstanding, assuming the issuance of                 shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and restricted common shares are subject to time-based vesting terms. All remaining common shares held by existing shareholders immediately prior to the closing of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately                shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of September 30, 2020; or

•	the average weekly trading volume of our common shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” appearing elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, all of our directors and officers and substantially all of our securityholders have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. may, in their sole discretion, permit early release of shares subject to the lock-up agreements. See the section titled “Underwriting” for more information.

Registration Rights

Upon closing of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Share Capital—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity Compensation Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity compensation plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

COMPARISON OF BRITISH COLUMBIA LAW AND DELAWARE LAW

We are governed by the Business Corporations Act (British Columbia), or the BCBCA. Significant differences between the BCBCA and the General Corporation Law of the State of Delaware, or the DGCL, which governs companies incorporated in the State of Delaware, include the following:

Capital Structure

Delaware	British Columbia

Under the DGCL, the certificate of incorporation must set forth the total number of shares of stock which the corporation shall have authority to issue and the par value of each of such shares, or a statement that the shares are to be without par value.	As permitted by the BCBCA and our new articles that will be effective following the completion of this offering, our authorized share capital consists of (i) an unlimited number of common shares without par value, with special rights and restrictions attached and (ii) an unlimited number of preferred shares without par value, issuable in series, with special rights and restrictions attached.

Dividends

Delaware	British Columbia

The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.	Under the BCBCA, dividends may be declared at the discretion of the board of directors. Any dividends declared shall be subject to the rights, if any, of shareholders holding shares with special rights as to dividends. Dividends may not be declared if there are reasonable grounds for believing that the Company is insolvent or the payment of such dividends would render the Company insolvent.

Number and Election of Directors

Delaware	British Columbia

Under the DGCL, the board of directors must consist of at least one person, and the number of directors is generally fixed by, or in the manner provided in, the by-laws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The Board may be divided into three classes of directors, with one-third of each class subject to election by the stockholder each year after such classification becomes effective.	Under the BCBCA, a company must have at least one director and, in the case of a public company, must have at least three directors. Our new articles permit our board of directors to set the number of directors. Succeeding directors must be elected and appointed in accordance with the BCBCA and the articles of the company.

Removal of Directors

Delaware	British Columbia

Under the DGCL, any or all directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors unless the certificate of incorporation otherwise provides or in certain other circumstances if the corporation has cumulative voting.	As permitted under the BCBCA, our new articles provide that a director may be removed before the expiration of the director’s term by a special resolution of shareholders. Our new articles also provide that the directors may remove any director before the expiration of such director’s term if the director is convicted of an indictable offence or if the director ceases to be qualified to act as a director.

Vacancies on the Board of Directors

Delaware	British Columbia

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Under the BCBCA, filling vacancies on the board of directors will depend on whether a director was removed or if there is a casual vacancy. If the director was removed, the position can be filled by the shareholders at the shareholder meeting where the director is removed. If there is a casual vacancy, such vacancy can be filled by the remaining directors.

Qualifications of Directors

Delaware	British Columbia

Under the DGCL, directors are not required to be residents of Delaware or the United States. The certificate of incorporation or by-laws may prescribe other qualifications for directors.	Under the BCBCA, there are four criteria for a person to be qualified as a director. The director must (i) be 18 years of age or older, (ii) be capable of managing the director’s own affairs, (iii) have no undischarged bankruptcy and (iv) not be convicted of an offence in connection with the promotion, formation or management of a corporation or unincorporated business or of an offence involving fraud. Directors are not required to be residents of British Columbia or Canada.

Board of Director Quorum and Vote Requirements

Delaware	British Columbia

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or by-laws require a greater number. The by-laws may lower the number required for a quorum to one-third the number of directors, but no less.	The BCBCA does not set out any requirements for a meeting of directors, except that minutes must be kept of all proceedings at meetings of directors or committees of directors. The articles of a company may set out requirements and quorum for board meetings.

Transactions with Directors and Officers

Delaware	British Columbia

The DGCL generally provides that no transaction between a corporation and one or more of its directors	Subject to certain exceptions, the BCBCA provides that a director or senior officer of a company holds a

or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.	disclosable interest in a contract or transaction if the contract or transaction is material to the company, the company has entered, or proposes to enter, into the contract or transaction, and either of the following applies to the director or senior officer: (i) the director or senior officer has a material interest in the contract; or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. Under the BCBCA and our new articles, a director who holds a disclosable interest in a contract or transaction may not vote on any directors’ resolution to approve such contract or transaction unless all directors have a disclosable interest, in which case any or all of the directors may vote. Excluded directors will, however, count for the purposes of quorum. A director or senior officer is liable to account to the company for any profit that accrues to the director or senior officer under or as a result of the interested contract or transaction.

Limitation on Liability of Directors

Delaware	British Columbia

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability:

•  for breach of the director’s duty of loyalty to the corporation or its stockholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•  under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•  for any transaction from which the director derived an improper personal benefit.

Under the BCBCA, a director of a company is jointly and severally liable to restore to the company any amount paid or distributed as a result of paying dividends, commissions and compensation, among other things, contrary to the BCBCA. A director will not be found liable if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility, (iii) a statement of fact represented to the director by an officer of the company or any record, information or (iv) a representation that the court considers provides reasonable grounds for the actions of the director. Further, any director is not liable if the director did not know and could not reasonably have known that the act done by the director or authorized by resolution voted for or consented to by the director was contrary to the BCBCA.

Indemnification of Directors and Officers

Delaware	British Columbia

Under the DGCL, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•  acted in good faith and in a manner he or she reasonably believed to be;

•  in or not opposed to the best interests of the corporation;

•  or, in some circumstances, at least not opposed to its best interests; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL permits indemnification for derivative suits against expenses (including legal fees) if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Our new articles provide that we must indemnify all eligible parties (which includes our current and former directors and officers), and such person’s heirs and legal personal representatives, as set out in the BCBCA, against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with us on the terms of indemnity contained in our new articles. In addition, we may indemnify any other person in accordance with the BCBCA.

Call and Notice of Stockholder Meetings

Delaware	British Columbia

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or by-laws.

If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

In accordance with the BCBCA, our new articles provide that an annual general meeting must be held at least once in each calendar year, and not more than 15 months after the last annual reference date, at such time and place as may be determined by the directors. An annual meeting of shareholders may be held at a location outside British Columbia if the location for the meeting is provided for in the articles or, if the articles do not restrict the company from holding a meeting outside of British Columbia, at a location approved as required by the articles (and if not so specified then as approved by ordinary resolution of the shareholders). Our articles permit the directors to approve a location for the annual general meeting that is outside of British Columbia. We must provide notice of the annual general meeting to each

Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

shareholder entitled to attend the meeting, to each director and to the auditor of the company at least 21 days but not more then two months before the meeting date.

Under our new articles, our directors have the power at any time to call a meeting of shareholders. Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition the directors to call a meeting of shareholders.

Stockholder Action by Written Consent

Delaware	British Columbia

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.	Under the BCBCA, shareholders may act by written resolution signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders.

Stockholder Nominations and Proposals

Delaware	British Columbia

Under the DGCL, the by-laws of a corporation may include provisions respecting the nomination of directors or proposals by stockholders, including requirements for advance notice to the corporation.	Under the BCBCA, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation. Our new articles will contain advance notice provisions respecting the nomination of directors.

Stockholder Quorum and Vote Requirements

Delaware	British Columbia

Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or by-laws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or by-laws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.	As permitted under the BCBCA, our articles provide that a quorum for general meetings of shareholders is two persons present and being, or representing by proxy, shareholders holding at least a majority of the issued shares entitled to be voted at the meeting. Unless the BCBCA or articles provide for a greater vote, generally the required vote under the BCBCA is a majority of the votes cast by the shareholders who voted in respect of that resolution.

Amendment of Governing Instrument

Delaware	British Columbia

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of By-laws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal by-laws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that by-laws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the by-laws.

As permitted by the BCBCA, under our new articles, any amendment to the notice of articles or articles generally requires approval by a special resolution of the shareholders. In the event that an amendment to the articles would prejudice or interfere with a right or special right attached to issued shares of a class or series of shares, such amendment must be approved separately by the holders of the class or series of shares being affected by a special resolution.

Votes on Mergers, Consolidations and Sales of Assets

Delaware	British Columbia

The DGCL provides that, unless otherwise provided in the certificate of incorporation or by-laws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.	Under the BCBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the undertaking of a company (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by a special resolution of shareholders.

Dissenter’s Rights of Appraisal

Delaware	British Columbia

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from and request payment for the stockholders shares upon a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting	Under the BCBCA, a shareholder, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent in respect of a resolution to: (i) alter the company’s articles to alter restrictions on the powers of the company or on the business the company is permitted to carry on; (ii) adopt an amalgamation

stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until a court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.	agreement; (iii) approve an arrangement; (iv) authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and (v) authorize the continuation of the company into a jurisdiction other than British Columbia. A shareholder is also entitled to dissent in respect of any court order that permits dissent and in respect of any other resolution if dissent is authorized by the resolution. A shareholder asserting dissent rights is entitled, subject to specified procedural requirements, including objecting to the action giving rise to dissent rights and making a proper demand for payment, to be paid by the company the fair value of the shares in respect of which the shareholder dissents. Under the BCBCA, if the shareholder and the company do not agree on the fair value for the shareholder’s shares, the company or the dissenting shareholder may apply to a court to fix a fair value for the shares.

Anti-Takeover and Ownership Provisions

Delaware	British Columbia

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, asset sales and other similar transactions with an interested stockholder.	The BCBCA contains no restriction on adoption of a shareholder rights plan. The BCBCA does not restrict related party transactions; however, in Canada, takeover bids and related party transactions are addressed in provincial securities legislation and policies.

Inspection of Books and Records

Delaware	British Columbia

Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, upon written demand, inspect the corporation’s books and records during business hours for a proper purpose and may make copies and extracts therefrom.	Under the BCBCA, specified books and records of the company must be available for inspection by any of our shareholders at the registered and records office.

Derivative Actions

Delaware	British Columbia

Under the DGCL, a stockholder may bring a derivative action on behalf of a corporation to enforce the corporation’s rights if he or she was a stockholder at the time of the transaction which is the subject of the action. Additionally, under Delaware case law, a stockholder must have owned stock in the corporation continuously until and throughout the litigation to maintain a derivative action. Delaware law also requires that, before commencing a derivative action, a stockholder must make a demand on the directors of the corporation to assert the claim, unless such demand would be futile. A stockholder also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.	Under the BCBCA, a shareholder, defined for derivative actions to include a beneficial shareholder and any other person whom a court considers to be an appropriate person to make an application under the BCBCA, or a director of a company may, with leave of the court, bring a legal proceeding in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a company.

Oppression Remedy

Delaware	British Columbia

The DGCL does not expressly provide for a similar remedy.	The BCBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the courts discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to “U.S. Holders,” as defined below, of owning and disposing of our common shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that is an initial purchaser of the common shares pursuant to the offering and that holds our common shares as a capital asset for tax purposes (generally, property held for investment), and does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding common shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. Dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons required to accelerate the recognition of any item of gross income with respect to their common shares as a result of such income being recognized on an applicable financial statement;

•	persons holding our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•	persons who own (directly, indirectly, or through attribution) 10% or more (by vote or value) of our outstanding common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of common shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the “Treaty,” and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares and is:

(i) An individual who is a citizen or resident of the United States;

(ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN THE COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND THE APPLICATION OF ANY TAX TREATIES.

Distributions on Common Shares

Subject to the discussion below under “PFIC rules,” a U.S. Holder that receives a distribution with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or other taxable disposition of common shares,” below). However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and accordingly each U.S. Holder should assume that the entirety of any distribution by us with respect to our common shares will constitute dividend income. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to applicable limitations, and provided we are eligible for the benefits of the Treaty, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the taxable year of distribution or in the preceding taxable year. For any taxable year in which we are a PFIC, any dividends we pay will not be eligible for the preferential tax rate applicable to “qualified dividend income” received by individuals and certain other non-corporate U.S. Holders. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the discussion below under “PFIC rules,” upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in our common shares generally will be such holder’s U.S. dollar cost for such common shares (adjusted for gains or losses previously recognized in connection with the rules applicable to PFICs, to the extent applicable, discussed below). Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Rules

If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•

at least 50% of its gross assets (determined on the basis of a weighted quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).

We believe we were not classified as a PFIC during the taxable year ended December 31, 2019. Based on current business plans and financial expectations, we do not believe we will be a PFIC for our taxable year ending December 31, 2020, although we cannot provide any assurances regarding our PFIC status for any current taxable year or any future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. If we are treated as a non-publicly traded CFC for the year being tested for purposes of the PFIC rules, the value of our assets will be measured by the adjusted tax basis of our assets. If we are a publicly traded CFC or not a CFC for such year, the value of our assets generally will be determined by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including this offering.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a Qualified Electing Fund Election, or QEF Election, with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the common shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s common shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the common shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our common shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the common shares;

•	the amount allocated to the taxable year of disposition or distribution, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if a U.S. Holder holds the common shares as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the common shares. A U.S. Holder may avoid the general tax treatment for PFICs described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code, or QEF, for each of the taxable years during the U.S. Holder’s holding period that we are a PFIC. If a QEF election is not in effect for the first taxable year in the U.S. Holder’s holding period in which we are a PFIC, a QEF election generally can only be made if the U.S. Holder elects to make an applicable deemed sale or deemed dividend election on the first day of its taxable year in which the PFIC becomes a QEF pursuant to the QEF election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above. We intend to determine our PFIC status at the end of each taxable year and to satisfy any applicable record keeping and reporting requirements that apply to a QEF, and will endeavor to provide to U.S. Holders, for each taxable year that we determine we are a PFIC, a PFIC Annual Information Statement containing information necessary for a U.S. Holder to make a QEF Election with respect to us. We may elect to provide such information on our website. However, U.S. Holders should be aware that we can provide no assurances that we will provide any such information relating to any of our subsidiaries that are PFICs.

If a U.S. Holder makes a QEF election with respect to a PFIC, it will be taxed currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions were received. Any distributions we make out of our earnings and profits that were previously included in such a U.S. Holder’s income under the QEF election would not be taxable to such U.S. Holder. Such U.S. Holder’s tax basis in its common shares would be increased by an amount equal to any income included under the QEF election and decreased by any amount distributed on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of its common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares, each as determined in U.S. dollars. Once made, a QEF election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF election can be revoked only with the consent of the IRS. A U.S. Holder will not be currently taxed on the ordinary income and net capital gain of a PFIC with respect to which a QEF election was made for any taxable year of the non-U.S. corporation that such corporation does not satisfy the PFIC Income Test or Asset Test. Each U.S. Holder should consult its tax advisor regarding the availability of, and procedure for making, any deemed gain, deemed dividend or QEF election.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to the common shares by making a mark-to-market election with respect to the common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We expect that following the closing of this offering, our common shares will be regularly traded on the Nasdaq Global Market in the fourth calendar quarter of 2020. However, there can be no assurance that our common shares will be regularly traded in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable share rules.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the common shares over the fair market value of the common shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the common shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the common shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include dividend income and net gains from the disposition of our common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions may all be included in the calculation of net investment income. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of our common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder generally may claim the amount of Canadian withholding tax withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of shares of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any shares or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, currently at a rate of 24%, if a U.S. Holder (a) fails to furnish such U.S.

Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the Tax Act, to a purchaser who acquires as beneficial owner common shares under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax convention, (ii) holds the common shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold and will not be deemed to use or hold, the common shares in a business carried on in Canada, hereinafter, a Non-Resident Holder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, the Canada-United States Tax Convention (1980), or the Treaty, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the CRA, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the common shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention. For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes

“taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Generally, the common shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided the common shares are listed at that time on a “designated stock exchange,” as defined in the Tax Act (which currently includes Nasdaq), unless at any time during the 60-month period that ends at that time the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource properties,” (c) “timber resource properties” (each as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law rights in, such properties, whether or not such properties exist. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property.

A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                      , 2020, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. are acting as representatives, the following respective number of common shares:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated
Berenberg Capital Markets LLC
SVB Leerink LLC
BMO Capital Markets Corp.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in the offering if any are purchased, other than those common shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                 additional common shares at the initial public offering price less the estimated underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $             per share. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out of pocket expenses for this offering excluding the estimated underwriting discounts and commissions will be approximately $                . We have also agreed to reimburse the underwriters for up to $                 of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of

Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Our officers, our directors and substantially all of our other securityholders have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. for a period of 180 days after the date of this prospectus, subject to certain exceptions.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the common shares on the Nasdaq Global Market under the symbol “ABCL.”

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of our common shares following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common shares of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to this offering or that an active trading market for the common shares will develop and continue after this offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the common shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO), or which do not constitute an offer to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Securities Law), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the common shares is directed only at, (i) a limited number of persons in accordance with section 15A of the Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL) and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA) (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common shares. The common shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the common shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Canada

The common shares offered by this prospectus have not been qualified by prospectus for distribution in Canada, and may not be, directly or indirectly, offered or sold in Canada or to any residents of Canada, except in compliance with an exemption from Canadian prospectus requirements. Any sales of our common shares in any province or territory of Canada will only be made by a securities dealer appropriately registered in that province or territory to make such sales, which may include a Canadian affiliate of one of the underwriters using a separate Canadian Offering Memorandum that will include a copy of this prospectus. Any common shares acquired may not be sold in Canada, except in compliance with Canadian prospectus requirements or an exemption therefrom.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Goodwin Procter LLP, Redwood City, California, with respect to U.S. law, and by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, with respect to Canadian law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Diego, California, with respect to U.S. law, and by Osler, Hoskin & Harcourt LLP, Vancouver, British Columbia, with respect to Canadian law.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2018 and December 31, 2019, and for each of the years then ended, have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements refers to a change in the Company’s accounting policy for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

The financial statements of Trianni, Inc. as of December 31, 2018 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of Armanino LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common shares we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common shares, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or other documents.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.abcellera.com, and upon closing of the offering, you may access, free of charge, these materials, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

AbCellera Biologics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AbCellera Biologics Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its accounting policy for the leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada

October 2, 2020, except for Note 18, as to which the date is November 20, 2020

AbCellera Biologics Inc.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars Except Share Data)

	December 31, 2018	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$10,444,283	$7,552,917
Accounts receivable	595,582	2,123,968
Accrued accounts receivable	808,875	1,152,558
Other current assets	3,313,494	1,810,894

Total current assets	15,162,234	12,640,337
Long-term assets:
Property and equipment, net	6,329,941	8,479,940
Other long-term assets	—	584,776
Loans to related parties	—	1,783,019

Total long-term assets	6,329,941	10,847,735

Total assets	$21,492,175	$23,488,072

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$1,568,336	$2,579,105
Deferred revenue	2,333,695	3,236,026
Current portion of long-term debt	2,531,350	2,079,730

Total current liabilities	6,433,381	7,894,861
Long-term liabilities:
Operating lease liability	—	2,641,719
Long-term debt	911,224	1,363,143
Deferred revenue and grant funding	2,261,233	1,336,199
Other long-term liabilities	277,134	—

Total long-term liabilities	3,449,591	5,341,061

Total liabilities	9,882,972	13,235,922

Contingencies (Note 16)
Shareholders’ equity:
Common shares: no par value, unlimited authorized shares at December 31, 2018 and 2019; 15,094,143 and 15,168,143 shares issued and outstanding at December 31, 2018 and 2019, respectively	5,073,692	5,121,751
Convertible Series A1 preferred shares unlimited authorized shares at December 31, 2018 and 2019; 2,105,264 and 2,105,264 issued and outstanding at December 31, 2018 and 2019, respectively	7,557,007	7,545,853
Additional paid-in capital	1,483,440	2,300,178
Accumulated deficit	(2,504,936)	(4,715,632)

Total shareholders’ equity	11,609,203	10,252,150

Total liabilities and shareholders’ equity	$21,492,175	$23,488,072

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

AbCellera Biologics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars Except Share Data)

	Year Ended December 31,
	2018	2019
Revenue:
Research fees	$8,830,557		$11,611,543
Operating expenses:
Research and development	5,802,521		10,112,939
Sales and marketing	711,537		1,262,659
General and administrative	2,150,652		2,748,869
Depreciation	918,459		1,604,084

Total operating expenses	9,583,169		15,728,551

Income (loss) from operations	(752,612)		(4,117,008)
Other (income) expense
Interest income	(42,353)		(154,957)
Interest and other expense	212,625		209,196
Foreign exchange (gain) loss	362,227		(186,056)
Grants and incentives	(1,593,965)		(1,774,495)

Total other income	(1,061,466)		(1,906,312)

Net earnings (loss) and comprehensive income (loss) for the period	$308,854		$(2,210,696)

Net earnings (loss) per share attributable to common shareholders
Basic and diluted	$0.02		$(0.15)

Weighted-average common shares outstanding
Basic	14,943,637		15,132,756

Diluted	17,133,611		15,132,756

Pro forma net loss per share attributable to common shareholders (unaudited)
Basic and diluted		$

Pro forma weighted-average common shares outstanding (unaudited)
Basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

AbCellera Biologics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars Except Share Amounts)

	Series A1 Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances as at December 31, 2017	—	$—	14,188,509	$2,392,294	$900,913	$(2,813,790)	$479,417
Shares issued for cash	—	—	801,634	2,611,989	—	—	2,611,989
Shares issued under stock option plan	—	—	104,000	69,410	(32,846)	—	36,564
Preferred shares issued	2,105,264	7,557,007	—	—	—	—	7,557,007
Stock-based compensation expense	—	—	—	—	615,373	—	615,373
Net earnings (loss)	—	—	—	—	—	308,854	308,854

Balances as at December 31, 2018	2,105,264	7,557,007	15,094,143	5,073,692	1,483,440	(2,504,936)	11,609,203
Shares issued under stock option plan	—	—	74,000	48,059	(22,744)	—	25,315
Issuance Cost	—	(11,154)	—	—	—	—	(11,154)
Stock-based compensation expense	—	—	—	—	839,482	—	839,482
Net earnings (loss)	—	—	—	—	—	(2,210,696)	(2,210,696)

Balances as at December 31, 2019	2,105,264	$7,545,853	15,168,143	$5,121,751	$2,300,178	$(4,715,632)	$10,252,150

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	December 31, 2018	December 31, 2019
Cash flows from operating activities:
Net income (loss)	$308,854	$(2,210,696)
Cash flows from operating activities:
Depreciation of property and equipment	918,459	1,604,084
Amortization of operating lease right-of-use-assets	—	242,804
Stock-based compensation	615,373	890,233
Accretion and other	(187,637)	194,193
Changes in operating assets and liabilities:
Accounts and accrued research fees receivable	(477,230)	(1,803,068)
Investment tax credit receivable	(1,208,493)	1,592,850
Accounts payable and accrued liabilities	180,550	150,095
Operating lease liabilities	—	2,783,723
Deferred revenue	3,246,638	(6,478)
Other operating assets and liabilities	169,123	(744,025)

Net cash provided by operating activities	3,565,635	2,693,715

Cash flows from investing activities:
Purchases of property and equipment	(5,307,066)	(3,996,888)
Issuance of related party loans	—	(1,783,019)

Net cash used in investing activities	(5,307,066)	(5,779,907)

Cash flows from financing activities:
Repayment of long-term debt	(898,761)	(399,066)
Proceeds from long-term debt	2,911,113	192,479
Short-term borrowings	(32,198)	387,252
Issuance of common shares pursuant to exercise of stock options	36,564	25,315
Issuance of common shares for cash	2,611,989	—
Proceeds from issuance of preferred shares—Series A1 financing	7,557,007	(11,154)

Net cash provided by financing activities	12,185,714	194,826

Increase (decrease) in cash and cash equivalents	10,444,283	(2,891,366)
Cash and cash equivalents, beginning of year	—	10,444,283

Cash and cash equivalents, end of year	$10,444,283	$7,552,917

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment purchases in accounts payable	$548,000	$34,600

Right -of-use assets obtained in exchange for operating lease obligation	$—	$2,829,800

The accompanying notes are an integral part of these consolidated financial statements.

AbCellera Biologics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars Except Share and Per Share Amounts)

1. Nature of operations

AbCellera Biologics Inc.’s (the “Company”) mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. The Company aims to become the centralized operating system for next generation antibody discovery. The Company’s full-stack, AI-powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. The Company believes its technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing its own clinical pipeline of drug candidates, the Company forges partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies.

2. Basis of presentation

These consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), and include the accounts of the Company and its wholly owned subsidiaries Lineage Biosciences Inc. (U.S. foreign entity) and Channel Biologics Pty Ltd. (Australia foreign entity). All intercompany transactions and balances have been eliminated.

The Company is seeking to complete an initial public offering (“IPO”) of its common shares. Upon the closing of a qualified public offering, on specified terms, all outstanding preferred shares of the Company will automatically convert into the Company’s common shares. In the event the Company does not complete an IPO, the Company expects that its existing cash and cash equivalents, including the proceeds from related subsequent event activities as described in Note 18, will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date these financial statements are issued.

The future viability of the Company beyond that point is dependent on its ability to generate cash from operating activities and to raise additional capital and draw on government funding programs, as required, to finance its operations. If the Company is unable to obtain further funding, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

In addition, the COVID-19 outbreak was declared a pandemic by the World Health Organization in early 2020. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time.

3. Significant accounting policies

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas of significant estimates include, but are not limited to, revenue recognition including estimated timing of completion of performance obligations and determining whether an option for additional goods or services represents a material right, recoverability of investment tax credits receivable, and the fair value of stock-based compensation awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could significantly differ from those estimates.

Revenue recognition

The Company accounts for revenue from contracts with customers, which includes the identification and assessment of the goods and/or services promised within a contract to evaluate which promises are distinct from each other. Promises that are not distinct at contract inception are combined into a single performance obligation. An option to acquire additional goods and/or services is evaluated on both quantitative and qualitative aspects to determine if such an option provides a material right to the customer that it would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer and is accounted for as a separate contract upon the customer’s election. The Company applied ASC 606 to all arrangements to date.

The terms of our arrangements generally include the payment of one or more of the following: (i) non-refundable, up-front fixed fees, (ii) fixed fees for ‘discovery’ research support, (iii) fixed technology assignment fees, (iv) fixed payments based on the achievement of specified development and/or commercial milestones, (v) royalties on net sales by the customer of licensed products, and in some cases, (vi) early termination penalties, and (vii) reimbursements for costs incurred to fulfill the contract with the customer at cost or at cost plus an agreed upon mark-up.

The transaction price generally includes fixed fees due at contract inception as well as fixed fees payable at the beginning and end of different phases of the discovery research support services performed. The Company utilizes either the expected value method or the most likely amount method to estimate the amount of variable consideration to include in the transaction price, as most appropriate in the circumstances. With respect to development and commercial milestone payments, at the inception of the arrangement, the Company evaluates whether the associated event is considered probable of achievement and estimate the amount to be included in the transaction price using the most likely amount method. In determining the transaction price the Company constrains the transaction price for variable consideration to limit its inclusion so that it only includes the amount that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To date, the Company has not recognized any development, or commercial milestone payments, or royalty revenues resulting from its arrangements with customers.

The Company allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. Revenue is recognized based on the amount of the transaction price that is allocated to each respective performance obligation when or as the performance obligation is satisfied by transferring a promised good and/or service to the customer. The Company generally uses output methods to measure the progress toward satisfaction of performance obligations that are satisfied over time. Due to different types of end customers and nature of work involved, revenue contracts require formal inspection and approval of experiments and research plans at each stage of work, therefore, the output method is the most faithful depiction of the Company’s performance.

Segmented and Enterprise wide information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s focus is on the discovery and development of antibodies.

The Company’s revenues from external customers in which the services originated and long-term assets excluding financial instruments were in Canada.

Government grants and credits

Government grants are recognized when there is reasonable assurance that the grant will be received, and all associated conditions will be complied with. Reimbursements of eligible expenditures pursuant to government assistance programs are recorded when the related costs have been incurred and there is reasonable assurance regarding collection of the claim.

The Company receives payments from the government of Canada as investment tax credits for scientific research and experimental development expenditures. The benefits of investment tax credits are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The Company records the investment tax credits based on its estimates of amounts expected to be recovered.

Government grants and credits received for expenditures on eligible research, development and capital expenditures are recognized ratably over the benefit period of the related expenditure for which the grants are intended to compensate in other income.

Grant claims not settled by the balance sheet date are recorded as receivables provided their receipt is reasonably assured. The determination of the amount of the claim and the corresponding receivable amount requires management judgement and interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. The Company has used its best judgement and understanding of the related program agreements in determining the receivable amount.

The benefit of below-market rate government loans is treated as a government grant. The government grant benefit is measured as the difference between the fair value of the government loan estimated by discounting future principal and interest amounts at interest rates expected to be available to the Company and the proceeds for the below-market government loan. The weighted-average interest rates estimated to be available to the Company for below-market loans received was 5.2% and 5.5% in the years ended December 31, 2018 and 2019, respectively.

Deferred financing fees

Deferred financing fees include amounts charged by attorneys, accountants and service providers that are directly attributable to future financing transactions. These costs are deferred and subsequently charged against the gross proceeds of the related financing transaction upon closing of such transaction. As of December 31, 2018 and 2019, the Company had no deferred financing fees.

Functional currency

The functional currency and reporting currency of the Company and its subsidiaries is the U.S. dollar. Transactions in foreign currencies are translated to the functional currency at exchange rates at the date of the transactions. Period end balances of monetary assets and liabilities in foreign currencies are translated to the functional currency using the period end foreign currency rates. Foreign currency gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand and deposits held with banks with maturity dates of less than three months.

Accounts receivable

The Company has trade receivables which are recorded at the invoiced amount and do not bear interest. The Company evaluates the collectability of accounts receivable on a regular basis based on economic assessment of market conditions and review of customer financial history. There was no allowance for doubtful accounts recorded as of December 31, 2018 and 2019.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and improvements to property and equipment are capitalized and repairs and maintenance costs are expensed as incurred.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the property and equipment as follows:

Asset	Useful Life
Computers	3 years
Laboratory equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of lease term or estimated useful life

Estimated useful lives are periodically assessed to determine if changes are appropriate. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are removed from the accounts and any resulting gains or losses are included in loss from operations in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Intangible assets

Costs incurred to acquire patents and to prosecute and maintain intellectual property rights are expensed as incurred to general and administrative expense due to the uncertainty surrounding the drug development process and the uncertainty of future benefits. Patents and intellectual property acquired from third parties are capitalized and amortized over the remaining life of the patent, if related to approved products or if there are alternative future uses for the underlying technology. No patent or intellectual property costs have been capitalized to date.

Impairment of long-lived assets

The Company assesses the recoverability its long-lived assets, including property and equipment and intangible assets subject to amortization, for indicators of impairment. If events or changes in circumstances indicate impairment, the Company measures recoverability by a comparison of the asset’s carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. No impairment of long-lived assets was identified for the years ended December 31, 2018 and 2019.

Research and development costs

Research and development costs are expensed in the period incurred. These costs related to spending for partner projects in addition to internal platform development programs and include required materials, salaries and benefits including stock-based compensation, and service contracts.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, DTAs and DTLs are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the DTAs in the future in excess of their net recorded amount can be realized, an adjustment to the DTA valuation allowance will be made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) 740 on the basis of a two-step process in which (1) determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is realized.

Income tax credit (“ITC”) policy

The Company earns income tax credits from the Canadian Federal and Provincial Scientific Research and Experimental Development Programs. The Company use the flow-through method to account for ITCs earned on eligible scientific research and development expenditures. Under this method, the ITCs subject to income tax accounting are recognized as a reduction to income tax expense in the year they are earned.

Stock-based compensation

The Company accounts for awards of stock options and shares to directors, employees, consultants, and non-employees using the fair value method. Under this method, stock-based compensation expense is measured at the fair value at the date of grant and is expensed over the award’s vesting period. The requisite service period generally equals the vesting period of the awards.

Equity classified awards are measured using their grant date fair value. Liability classified awards are initially measured using their grant date fair value and are subsequently re-measured to fair value at each balance sheet date until exercised or cancelled, with changes in fair value recognized as compensation cost for the period.

For equity classified awards, a corresponding increase in additional paid-in capital is recorded when stock-based compensation is recognized. When stock options are exercised, share capital is credited by the sum of the consideration received and the related portion of the stock-based compensation previously recorded in additional paid-in capital. The effects of forfeitures of options and share awards are accounted for as they occur.

Awards with an exercise price which is not denominated in: (a) the currency of a market in which a substantial portion of the Company’s equity securities traded, (b) the currency in which the individual’s pay is denominated, or (c) the Company’s functional currency, are classified as liabilities.

Net earnings (loss) per share

The Company follows the two-class method when computing net earnings (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net earnings (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net earnings (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net earnings (loss) attributable to common shareholders is computed by adjusting net income (loss) attributable to common shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net earnings (loss) per share attributable to common shareholders is computed by dividing the diluted net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options and convertible preferred shares are considered potential dilutive common shares.

The Company’s convertible preferred shares contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common shareholders, such losses are not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common shareholders, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common shareholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Unaudited pro forma information

In the accompanying consolidated statements of income (loss) and comprehensive income (loss), the unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has been prepared to give effect, upon the closing of an IPO, to all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred shares.

4. Changes in significant accounting policies

Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASC 842”) effective January 1, 2019, using the optional transition method that allows for a cumulative-effective adjustment in the period of adoption and did not restate prior periods. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to carry forward the historical lease classification. The Company applied the definition of a lease under ASC 842 to contracts effective for periods on or after January 1, 2019.

The Company determines if an arrangement is a lease at its inception. After determination of lease arrangement, the Company identifies whether the lease arrangement consists of any non-lease component. The company account for lease components (e.g., rental payments) separately from non-lease components (e.g., common area maintenance costs). Lease component is considered in operating leases, whereas non-lease component is accounted for separately in profit and loss. Such non-lease component is accounted for ratably over a straight-line basis over the duration of lease period. Operating leases are included in operating lease right-of-use assets, accrued liabilities, and long-term operating lease liabilities in our consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities and right-of-use assets are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments if an explicit rate is not available. The Company applied an internal borrowing rate of 6.5% on transition and applied this rate to the lease in consideration. Rent expense, included as part of general and administrative expense, for lease payments is recognized on a straight-line basis over the lease term. The operating lease right-of-use assets also includes any rent prepayments, lease incentives upon receipt, and straight-line rent expense impacts, which represent the differences between its operating lease liabilities and right-of-use assets.

Adoption of the new lease standard resulted in recognition of a right-of-use asset of $2,829,829 and a lease liability of $3,143,915, as of January 1, 2019. The difference between the right-of-use asset and lease liability relates to the balance of deferred tenant inducements.

The standard did not impact the Company’s statements of loss and had no impact on its cash flows, nor did the adoption of this standard result in a cumulative effect adjustment to accumulated deficit and had no impact on cash flows for the year ended December 31, 2019.

Prior to 2019, the Company recognized rent expense associated with its operating lease agreements on a straight-line basis over the terms of the leases. Incentives granted under its facility leases, including rent holidays, were capitalized, and recognized as adjustments to rent expense on a straight-line basis over the terms of the leases.

Stock-based compensation

The Company adopted ASU 2016-09 Improvements to Employee Share-Based Payment Accounting, effective January 1, 2018. This update provides an accounting policy election, to be applied on an entity-wide basis, to either estimate the number of awards that are expected to vest (consistent with existing U.S. GAAP) or account for forfeitures when they occur. The accounting policy election applies only to awards with service conditions; awards with performance conditions will still be assessed at each reporting date to determine whether it is probable that the performance conditions will be achieved. An entity that elects an accounting policy to account for forfeitures when they occur would assume that the service condition will be achieved when determining the initial amount of compensation cost to recognize. The entity should reverse compensation cost previously recognized when an award is forfeited before the completion of the requisite service period (the reversal is recognized in the period the award is forfeited). Therefore, regardless of the policy election, compensation cost will be recognized for all awards that ultimately vest. The Company elects to account for forfeitures when they occur.

In June 2018, the FASB issued ASU 2018—07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company adopted this standard as of January 1, 2019.

Adoption of these new accounting standards did not have a significant impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

On January 1, 2020, the Company adopted the new ASU 2016-13, issued by the Financial Accounting Standards Board (“FASB”), and all related amendments under ASC Topic 326, Financial Instruments—Credit Losses.

Adoption of this new accounting standard will not have a significant impact on the Company’s consolidated financial statements.

5. Net Earnings (Loss) per share

Basic and diluted net earnings (loss) per share attributable to common shareholders was calculated as follows:

	Year Ended December 31,
	2018	2019
Basic earnings (loss) per share:
Net earnings (loss)	$308,854	$(2,210,696)
Less: earnings allocated to Preferred Shares Series A1	(16,947)	—

Net earnings (loss) attributable to common shareholders—basic	$291,907	$(2,210,696)

Weighted-average common shares outstanding—basic	14,943,637	15,132,756

Net earnings (loss) per share attributable to common shareholders—basic	$0.02	$(0.15)

Diluted earnings (loss) per share:
Net earnings (loss) attributable to common shareholders—diluted	$308,854	$(2,210,696)

Weighted-average common shares outstanding—basic	14,943,637	15,132,756
Preferred Shares Series A1	867,554	—
Effect of stock options	1,322,420	—

Weighted-average common shares outstanding—diluted	17,133,611	15,132,756

Net earnings (loss) per share attributable to common shareholders—diluted	$0.02	$(0.15)

The Company’s potentially dilutive securities, which include convertible preferred shares and stock options have been excluded from the computation of diluted net loss per share for the year ended December 31, 2019 as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding for the year ended December 31, 2019 used to calculate both basic and diluted net loss per share attributable to common shareholders is the same.

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net earnings (loss) per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2018	2019
Options to purchase common shares	—	3,735,900
Convertible preferred shares	—	2,105,264

Total potential common shares excluded	—	5,841,164

Unaudited Pro Forma Net Loss per Share Attributable to Common Shareholders

The unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has been prepared to give effect to adjustments arising upon the closing of a qualified IPO. The unaudited pro forma net loss attributable to common shareholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common shareholders gives effect, upon the closing of a IPO, all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred shares to the conversion of all the outstanding preferred shares. Unaudited pro forma basic and diluted net loss per share attributable to common shareholders was calculated as follows:

Year Ended December 31, 2019
Pro forma loss per share—basic
Net loss attributable to common shareholders
Weighted-average common shares outstanding—basic
Pro forma adjustment to reflect subsequent conversion of all outstanding preferred shares, in each case upon the closing of the proposed IPO
Pro forma weighted-average common shares outstanding—basic
Pro forma net loss per share attributable to common shareholders—basic
Pro forma loss per share—diluted
Net loss attributable to common shareholders
Pro forma weighted-average common shares outstanding—diluted
Pro forma net loss per share attributable to common shareholders—diluted

6. Other Current Assets

Other current assets consisted of the following:

	December 31,
	2018	2019
Tax and investment tax credit receivable	$2,763,156	$1,101,306
Prepaid expenses and other current assets	550,338	709,588

Total other current assets	$3,313,494	$1,810,894

7. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2018	2019
Computers	$3,218,721	$3,829,768
Laboratory equipment	1,654,080	2,301,947
Furniture and fixtures	46,589	85,513
Leasehold improvements	2,963,429	2,728,825
Operating lease right-of-use assets	—	2,690,844

Property and equipment	7,882,819	11,636,897

Less accumulated depreciation	(1,552,878)	(3,156,957)

Property and equipment, net	$6,329,941	$8,479,940

Depreciation expense on property and equipment for the years ended December 31, 2018 and 2019 was $918,459 and $1,604,084, respectively.

8. Accounts payable and other liabilities

Accounts payable and other liabilities consisted of the following:

	December 31,
	2018	2019
Accounts payable and accrued liabilities	$1,518,220	$1,643,367
Bank indebtedness	—	387,252
Operating lease liability	—	419,139
Other liabilities	50,116	129,347

Total accounts payable and other liabilities	$1,568,336	$2,579,105

9. Long-term debt

Long-term debt consisted of the following:

	December 31,
	2018	2019
Non-revolving BMO loan	$2,233,444	$2,009,340
WD Canada—WINN Loan A	346,354	289,356
WD Canada—WINN Loan B	862,776	1,144,177
Less: current portion of long-term debt	(2,531,350)	(2,079,730)

Total long-term debt	$911,224	$1,363,143

Non-revolving BMO loan

The Company has a non-revolving loan from Bank of Montreal, to finance leasehold improvements and new equipment purchases, bearing interest at prime floating rate plus 1.5% per annum, secured by a first general security agreement over all the Company’s assets, assignment of account receivables, and guarantee from Export Development Canada covering 50% of all advances. The Company was in compliance with debt covenants at December 31, 2019 and the loan is presented as current on the consolidated balance sheets.

WD Canada—WINN Loan A

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the Western Innovation Initiative (WINN), towards capital equipment and expenses for a project based in Vancouver, BC. The funding commenced on April 1, 2015 and was completed on March 30, 2018. The maximum amount of funding under the agreement was $458,312. The contribution is repayable to the Ministry by 59 monthly installments of $7,692 starting from June 1, 2018, and one final installment of $26,923.

WD Canada—WINN Loan B

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the WINN towards capital equipment and expenses for a project based in Vancouver, BC. This represents the second project for which we have received funding. The funding commenced on July 1, 2017 and was completed on August 1, 2019. The maximum amount of funding under the agreement is $1,347,086 subject to annual maximums of: 2017 - $549,240; 2018 - $564,555; 2019 -$222,551. The contribution is repayable to the Ministry by 59 monthly instalments of $22,462 starting August 1, 2020 and one final instalment of $20,923.

WD Canada—BSP Loan

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the BSP towards capital equipment and expenses for a project based in Vancouver, BC. This represents the third project for which we have received funding. The maximum amount of funding under the agreement is $3,846,154 subject to the following maximum annual amounts based on the government funding years ending March 31: 2020 - $750,000; 2021 - $1,588,462; 2022 - $1,507,692. The contribution is repayable to the Ministry by 59 monthly instalments of $64,102 starting April 1, 2023 and one final instalment of $64,118. At December 31, 2019 the Company had not made any draws on this loan.

The Western Economic Diversification (“WD”) Loans are subject to certain non-financial and restrictive covenants, including restrictions over the use of proceeds towards capital equipment and expenses and the sale of assets acquired related to the respective approved projects. At December 31, 2018 and 2019, all eligible expenditures from proceeds received by the Company had been spent and the Company was in compliance with these covenants.

Principal repayments required on the Western Economic Diversification loans over the next five years and thereafter are as follows:

Year ending December, 31	Required Principal Repayments
2020	$195,677
2021	327,694
2022	307,112
2023	260,966
2024	200,861
Thereafter	110,213

Total	$1,402,523

10.	Shareholders’ Equity

Common shares

As of December 31, 2018 and 2019, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue unlimited voting common shares, each with no par value per share. The voting, dividend, and liquidation rights of the holders of the Company’s common shares are subject to and qualified by the rights, powers and preferences of the holders of the Series A preferred shares set forth below.

As of each balance sheet date, common shares consisted of the following:

	December 31, 2018		December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Common shares	Unlimited	15,094,143	Unlimited	15,168,143

Each voting common share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Common shareholders are entitled to receive dividends, if any, as may be declared by the board of directors, subject to the preferential dividend rights of the preferred shares. Through December 31, 2019, no cash dividends had been declared or paid by the Company.

Series A1 preferred shares

On August 3, 2018, the Company entered into an investment agreement with DCVC Bio, L.P. for gross proceeds of CAD $10,000,004 ($7,702,380) in exchange for 2,105,264 shares. Total proceeds received net of financing costs were $7,557,007.

The Series A1 preferred shares are voting and are convertible, at any time and from time to time at the option of its holder, into fully paid and non-assessable common shares at a 1:1 ratio, subject to appropriate adjustment for splits, dividends, other similar recapitalization and the like.

Conversion of preferred shares to common shares is mandatory in the event of a “Qualified Initial Public Offering” with proceeds of at least $70.0 million.

The holders of the Series A1 preferred shares are entitled to vote, together with the holders of common shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Series A1 preferred shares could convert on the record date for determination of shareholders entitled to vote.

The holders of the Series A1 preferred shares are entitled to receive noncumulative dividends, as and if declared by the Company’s board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of preferred shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Series A1 preferred share and a dividend on each outstanding Series A1 preferred share in an amount at least equal to the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares. Through December 31, 2019, no cash dividends had been declared or paid by the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series A1 preferred shares then outstanding are entitled to a 1x non-participating liquidation preference. In addition, holders of the Series A1 preferred shares are eligible to demand redemption of their shares in the event of certain deemed liquidation events, as defined the agreement. Due to the various rights and privileges within the existing Series A1 preferred and common shareholder agreements, the Company concluded triggering a deemed liquidation event is within the control of the Company, and therefore the Series A1 preferred shares are classified as permanent equity.

As of each balance sheet date, preferred shares consisted of the following:

	December 31, 2018		December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Series A1 preferred shares	Unlimited	2,105,264	Unlimited	2,105,264

Stock-based compensation

The Company’s Stock Option Plan provides for the Company to grant stock options to employees, officers, directors and non-employee consultants of the Company. Options granted to employees, directors and independent contractors under the program are exercisable over their 10-year life and vest over 4 years. Common shares are issued when options are exercised.

The Company has established a compensatory stock option program that provides that the board of directors of the Company may, from time to time, at its discretion, grant directors, employees, consultants and non-employees options to purchase common shares up to 4,420,639 and 4,346,639 for the years ended December 31, 2018 and 2019, respectively.

Options granted under the Company’s stock option program are denominated in Canadian dollars and are translated into U.S dollars using the period end rate or the average foreign exchange rate for the period, as applicable, and have been noted for information purposes.

The following table summarizes the Company’s stock options granted in Canadian dollars since December 31, 2017:

	Number of Shares	Weighted-Average Exercise Price (CAD)	Weighted-Average Exercise Price (USD)	Weighted-Average Remaining Contractual Term
				(in years)
Outstanding as of December 31, 2017	2,404,400	$1.80	$1.43	8.28
Granted	155,000	4.20	3.08
Exercised	(104,000)	0.45	0.33
Forfeited	(81,000)	2.70	1.98

Outstanding as of December 31, 2018	2,374,400	1.99	1.46
Granted	1,490,500	4.28	3.29
Exercised	(74,000)	0.45	0.35
Forfeited	(55,000)	4.28	3.29

Outstanding as of December 31, 2019	3,735,900	$2.90	$2.23	7.66

Options exercisable as of December 31, 2019	1,676,975	$1.77	$1.36	6.27

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those options that had exercise prices lower than the fair value of the Company’s common shares. The intrinsic value for stock options exercised during the years ended December 31, 2018 and 2019 was $Nil and $Nil, respectively.

Stock-based compensation expense was classified in the consolidated statements of income (loss) and comprehensive income (loss) as follows:

	Year Ended December 31,
	2018	2019
Research and development expenses	$592,661	$605,699
General and administrative expenses	5,888	199,461
Sales and marketing expenses	16,824	85,073

Total stock-based compensation expense	$615,373	$890,233

As of December 31, 2019, there was $5,915,288 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the employee share option plan. That cost is expected to be recognized over a weighted-average period of 2.9 years.

The fair value of each option award is determined on the date of grant using the Black-Scholes option pricing model. The calculation of fair value includes several assumptions that require management’s judgment. The estimated fair value of stock options was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2018	2019
Average risk-free interest rate(1)	3.50%	1.60%
Expected volatility(2)	100.00%	100.00%
Average expected term (years)(3)	6.25	6.25
Expected dividend yield(4)	0.00%	0.00%
Weighted-average fair value of options granted(5)	$3.36	$3.42

(1)	This rate is from federal government marketable bonds for each option grant during the year, having a term that most closely resembles the expected life of the option.
(2)	Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have sufficient history of its own volatility, the Company has identified several public entities of similar complexity and stage of development and calculates historical volatility using the volatility of these companies.
(3)	This is the period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of ten years. The Company uses the simplified method to calculate the average expected term, which represents the average of the vesting period and the contractual term.
(4)	No dividends have been paid by the Company yet.
(5)	The Company granted stock options at exercise prices not less than the fair value of its common shares as determined by the Company’s board of directors, with input from management. Management estimated the fair value of its common shares based on a number of objective and subjective factors, including internal valuations, external market considerations affecting the biotechnology industry and the historic prices at which the Company sold common shares.

11. Research fees:

The disaggregated revenue categories are presented on the face of the statements of income (loss) and comprehensive income (loss).

Contract liabilities

Contract liabilities represent payments received for performance obligations not yet satisfied and relate to deferred revenue, and are presented as current or long-term in the accompanying balance sheets based on the expected timing of satisfaction of the underlying goods and/or services.

In the following table summarizes the changes in deferred revenue:

	December 31,
	2018	2019
Opening balance	$1,270,986	$4,517,624
Increase due to consideration received, net of revenue recognized during the year	12,077,195	11,605,065
Revenue recognized during the period	(8,830,557)	(11,611,543)

Closing balance	$4,517,624	$4,511,146

12. Income taxes

a.	For financial reporting purposes, income before income taxes included the following components:

	December 31,
	2018	2019
Canadian	$340,900	$(2,015,183)
Foreign	(32,046)	(195,513)

Total	$308,854	$(2,210,696)

The expense (benefit) for income taxes consisted of:

December 31,
	2018	2019
Canadian:
Current	$—	$—
Deferred	—	—

Total	—	—
Foreign:
Current	—	—
Deferred	—	—

Total	—	—

Income tax expense	$—	$—

b.

The consolidated effective income tax rate differs from the expected Canadian statutory tax rate of 27% (2018: 27%). Reconciliation between the expected tax rate on income from operations and the statutory tax rate was as follows:

	December 31,
	2018	2019
Net income (loss) before income taxes	$308,854	$(2,210,696)
Combined statutory tax rate	27%	27%

Expected income tax expense (recovery) at statutory rates	83,391	(596,888)

Stock-based compensation	166,151	253,895
Change in valuation allowance	237,373	854,475
Change for (over) under accrual	(141,843)	49,225
Change due to SR&ED	(242,590)	(510,273)
Foreign Exchange	(131,048)	(8,503)
Other	28,566	(41,931)

Income tax expense	$—	$—

c.

Deferred income tax assets and liabilities result from the temporary differences between assets and liabilities recognized for financial statement and income tax purposes. The significant components of the Company’s deferred income tax assets and liabilities were as follows:

	December 31,
	2018	2019
Deferred tax assets:
Long-term debt	$519,027	$450,056
Financing fee	35,966	29,130
Operating lease liability	74,826	826,432
Deferred revenue	—	66,492
Net operating losses carried forward	359,489	433,011
Research and development deductions and credits	218,298	1,013,354

Total deferred tax assets	1,207,606	2,818,476
Deferred tax liabilities:
Property and equipment	(659,310)	(590,915)
Operating lease right of use assets	6,710	(746,139)
Other	—	(831)

Total deferred tax liabilities	(652,600)	(1,337,885)

Total deferred tax assets and liabilities	555,006	1,480,591
Less: Valuation allowance	(555,006)	(1,480,591)

Net deferred tax asset (liability)	—	—

Deferred tax asset	652,600	1,337,885
Deferred tax liability	(652,600)	(1,337,885)

Net deferred tax assets (liability)	$—	$—

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2019 in the United States and Canada. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, valuation allowances of $555,006 and $1,480,591 as of December 31, 2018 and 2019, respectively, have been recorded to recognize only the portion of the DTA that is more likely than not to be realized against DTL that reverses in carryforward period. The amount of the DTA considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is longer present and additional weight is given to subjective evidence such as our projections for growth.

d.

The Company does not have any Canadian non-capital loss carried forward. The Company had Canadian income tax credits of $410,656 and $1,168,720 as of December 31, 2018 and 2019, respectively, to offset Canadian federal and provincial taxes payable expiring commencing in 2029 through 2040. The Company had unclaimed tax deductions for scientific research and experimental development of approximately $421,477 and $968,376 as of December 31, 2018 and 2019, respectively, with no expiry. The Company had operating losses carried forward related to foreign operations of approximately $1,284,640 and $1,547,375 as of December 31, 2018 and 2019, respectively. The operating losses available for the foreign subsidiary deferred tax assets expire as follows:

Expiry date	Income Tax Credit	Net Operating Loss
2029	$248,759	$—
2030	429,200	—
2035	—	363,418
2036	—	423,467
2037	—	332,515
2038	—	145,398
2039	161,897	19,842
2040	328,864	262,735

Total	$1,168,720	$1,547,375

e.

As of December 31, 2019, the Company has accumulated undistributed earnings generated by foreign subsidiaries of approximately $16,000. The Company has not provided a deferred liability for the income taxes associated with its foreign investments because it is the Company’s intention to indefinitely reinvest in its foreign investments.

f.	A reconciliation of total unrecognized tax benefits for the years ended December 31, 2018 and 2019 were as follows:

	2018	2019
January 1 balance	$356,668	$448,471
Gross increase—tax position in prior period	—	—
Gross increase—tax position in current period	448,471	386,596
Gross decrease—tax position in current period	(356,668)	(448,471)

December 31 balance	$448,471	$386,596

Included in the balance of unrecognized tax benefits at December 31, 2018 and 2019 are potential benefits of $nil that, if recognized, would affect the effective tax rate on income from operations. Recognition of these potential benefits would result in a deferred tax asset in the form of undeducted SR&ED expenditures or tax credits available for carry-forward, which would be subject to a valuation allowance based on conditions existing at the reporting date.

On December 22, 2017, the United States enacted the “Tax Cuts and Jobs Act”. A significant change under this reform is the reduction of U.S. federal statutory corporate income tax rate from 35% to 21% beginning in 2018. As a result of the reform, the Company revalued its deferred income tax balances accordingly. A full valuation is taken on the deferred tax balance. Further changes may be implemented as the U.S. authorities issue additional regulations and interpretations in the future.

The Company is subject to taxation in Canada, the United States and Australia. Further, while the statute of limitations in each jurisdiction where an income tax return has been filed generally limits the examination period, as a result of loss carry-forwards, the limitation period for examination generally does not expire until several years after the loss carry-forwards are utilized. Other than routine audits by tax authorities for tax credits and tax refunds that the Company has claimed, management is not aware of any other material income tax examination currently in progress by any taxing jurisdiction. Tax years ranging from 2017 to 2019 remain subject to Canadian income tax examinations. Tax years ranging from 2016 to 2019 remain subject to U.S. income tax examinations. Other than routine audits done by tax authorities for tax credits and tax refunds that the Company has claimed, management is not aware of any other material income tax examination currently in progress by any taxing jurisdiction.

13. Lease

The Company leases approximately 20,996 square feet for its head office, which represents both office and laboratory space, in Vancouver, British Columbia with terms expiring in 2027. The Company entered into the 10 year lease for its facility on January 1, 2018, including base rent and regular maintenance and cleaning fees. The Company accounts for this lease as an operating lease with maintenance as a non-lease component. The extension period has not been included in the determination of the right-of-use asset or the lease liability for operating leases as the Company did not consider it reasonably certain that the Company would exercise this option.

The balance sheet classification of the Company’s operating lease liability were as follows:

	December 31, 2018	December 31, 2019
Operating lease liabilities:
Current portion	$—	$419,139
Long-term portion	—	2,641,719

Total operating lease liabilities	$—	$3,060,858

As of December 31, 2019, the future minimum lease payments of the Company’s operating lease liability were as follows:

Year Ending December 31	Amount
2020	$460,616
2021	460,616
2022	460,616
2023	492,940
2024	492,940
Thereafter	1,575,791

As of December 31, 2019, the remaining lease term is 8 years and the discount rate used to determine the operating lease liability was 6.5%. During the year ended December 31, 2019, the Company incurred total operating lease expenses of $638,397, which included a lease component associated with fixed lease payments of $444,454 and a non-lease component of $193,943.

14. Financial instruments:

Financial instruments and fair value

The Company categorizes its financial assets and liabilities measured at fair value into a three-level hierarchy established by U.S. GAAP that prioritizes those inputs to valuation techniques used to measure fair value based on the degree to which they are observable. The three levels of the fair value hierarchy are as follows: Level 1 inputs are quoted prices in active markets for identical assets and liabilities; Level 2 inputs, other than quoted prices included within Level 1, are observable for the asset or liability either directly or indirectly; and Level 3 inputs are not observable in the market.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, loans to related parties, accounts payable and accrued liabilities, bank indebtedness, operating lease obligations, and long-term debt. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and bank indebtedness approximate their fair values due to the immediate and short-term maturity of these financial instruments. The fair value of loans to related party approximate the carrying value as the interest rates approximate the rates applicable for non-related party loans.

The estimated fair value of long-term debt classified as Level 2 was $3,600,000 and $3,400,000 at December 31, 2018 and 2019, respectively. The estimated fair value has been determined by discounting future principal and interest amounts at estimated interest rates expected to be available to the Company at year end.

15. Financial risk management

Concentration of Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested with the primary objective being the preservation of capital and maintenance of liquidity. The guidelines on the quality of financial instruments that the Company believes minimizes the exposure to concentration of credit risk. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s exposure to credit risk for accounts and accrued receivables is indicated by the carrying value of its accounts receivable and accrued receivables. The Company provides an allowance for doubtful accounts when there is uncertainty regarding collection of the related receivable. The Company does not require customers to provide collateral to support accounts receivable. If deemed necessary, credit reviews of significant customers may be performed prior to extending credit. The determination of a customer’s ability to pay requires judgment, and failure to collect from a customer can adversely affect revenue, cash, and net earnings. The Company currently does not have an allowance and expects to collect the full balance receivable. At December 31, 2018 and 2019, accounts receivable amounts were due from five customers.

Interest rate risk

The Company’s interest rate risk is primarily attributable to its cash and cash equivalents, long term operating lease liability and long-term debt.

The Company believes that it does not have material exposure to changes in the fair value of cash and cash equivalents because of changes in interest rates due to the short-term nature of cash and cash equivalents. The Company does not enter into investments for trading or speculative purposes and has not used any derivative financial instruments to manage interest rate exposure.

The Company is exposed to the risk that the fair value or future cash flows of the operating lease liability and long-term debt will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by ongoing market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt. To manage interest rate exposure, the Company accesses various sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles.

Foreign currency risk

The Company had U.S. dollar denominated cash and cash equivalents of $2,687,133 and $3,005,514 at December 31, 2018 and 2019, respectively. The Company had Canadian denominated cash and cash equivalents of CAD $10,578,426 and CAD $5,845,484 at December 31, 2018 and 2019, respectively. The Company had Australian denominated cash and cash equivalents of $nil and A$66,835 at December 31, 2018 and 2019, respectively.

The Company incurs certain operating expenses and accounts payable in currencies other than the U.S. dollar, including the Canadian and the Australian dollar, and accordingly is subject to foreign exchange risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange risk. The operating results and financial position of the Company are reported in U.S. dollars in the Company’s consolidated financial statements. The fluctuation of the U.S. dollar relative to the Canadian dollar and the Australian dollar will have an impact on the reported balances for net assets, net loss and shareholders’ equity in the Company’s consolidated financial statements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s short-term cash requirements are primarily to settle its financial liabilities, which consist primarily of accounts payable and accrued liabilities falling due on average within 30 days and current portion of lease obligations and long term debt falling due within the next 12 months, with medium term requirements to invest in property and equipment and research and development. The Company’s principal sources of liquidity to settle its financial liabilities are cash, cash equivalents and, collection of accounts and accrued receivables relating to research collaboration and license agreements and additional government grant funding as required. The Company believes that these principal sources of liquidity are sufficient to fund its operations for at least the next 12 months.

Counterparty risk

In 2018, a significant portion of revenue was recognized from one customer representing 61%. In 2019, a significant portion of revenue was recognized from three customers representing 47%, 15% and 12%, respectively.

16. Contingencies:

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company does not have contingency reserves established for any litigation liabilities and any the costs related to such legal proceedings are expensed as incurred.

The Company may enter into certain agreements with strategic partners in the ordinary course of operations that may include contractual milestone payments related to the achievement of pre-specified research, development, regulatory and commercialization events and indemnification provisions, which are common in such agreements. Pursuant to the agreements, the Company may be obligated to make research and development and regulatory milestone payments upon the occurrence of certain events and low single digit royalty payments based on net sales.

To date, the Company has not recognized any development, or commercial milestone payments, or royalty payments resulting from our arrangements with our strategic partners.

17. Related party transactions:

The Company utilizes its network of investors, directors, and advisors in executing business. As such, we have transactions with related parties including the following:

(a)

The Chief Commercial Officer of StemCell Technologies Inc. was a Director for the Company until September 11, 2019. StemCell provides reagents, tools and services for life science research. The Company incurred $6,206 and $29,998 of expenses from transactions with StemCell Technologies Inc. during the years ended December 31, 2018 and 2019, respectively. The amounts charged were subject to normal trade terms and recorded at the exchange amount.

(b)

The Chief Executive Officer (“CEO”) of the Company was the recipient of a personal loan of CAD $2,000,000 ($1,539,527) from the Company during the year ended December 31, 2019 for the purposes of financing the purchase of a residential property. The loan is interest bearing at an annual interest rate of 3.54% and has a term to maturity of the earlier of, and unless otherwise extended as mutually agreed with the Company:

a.	Five years from the date of the advance,

b.	Two years following the date the CEO ceases to be an employee of the Company,

c.	Sale of the residential property, or

d.	Upon a qualifying liquidation event, as defined in the agreement.

The accrued interest at December 31, 2019 was $40,874.

(c)

The General Counsel of the Company was the recipient of a loan of $200,000 during the year ended December 31, 2019. The loan is interest bearing at an annual interest rate of 3.95% and has a term to maturity of 3.33 years. The accrued interest at December 31, 2019 was $2,633.

18. Subsequent events:

The Company evaluated subsequent events through to November 20, 2020, the date on which those financial statements were issued. These consolidated financial statements have been adjusted from amounts previously presented to reflect changes to the ordering and formatting of certain columnar tabular information throughout and updates to certain subsequent events. No changes have been made to amounts previously reported. Subsequent events are as follows:

(a)

In August of 2019 the Company entered into a contribution agreement with Western Economic Diversification Canada wherein CAD $5,000,000 ($3,846,154) of a CAD $12,000,000 ($9,237,164) Business Scale up Project will be contributed to the Company as a non-interest bearing loan with repayments commencing in April 2023 over 60 months. Subsequent to year-end, the Company had obtained an initial contribution of CAD $1,637,622 ($1,260,582) for this loan.

(b)	Announced partnerships:

Subsequent to December 31, 2019, the Company announced a grant funded by Innovation, Science and Economic Development (“ISED”) Canada for a total of CAD $175,631,000 ($125,600,000) over the next five years.

Subsequent to December 31, 2019, the Company announced a new partnership with Eli Lilly. The partnership agreement is for the Company to perform discovery research for Eli Lilly to then pursue further along the drug development process to eventually bring to the market. The agreement resulted in an upfront fee received of $25,000,000.

In March 2020, the Company entered into an agreement with Alloy Therapeutics (Alloy) to use the ATX-Gx™ humanized mice platform to enable in vivo human antibody discovery for its partner programs. Under the terms of the agreement, the Company will offer its biotech and pharma partners access to ATX-Gx™, Alloy’s proprietary suite of immunocompetent transgenic mice, for use in any antibody discovery program and against any therapeutic target. The Company paid $15,000,000 for this license which will be paid over three years.

In June 2020, the Company acquired rights to the OrthoMab bispecific platform from Dualogics, LLC for $4,000,000. The acquisition represents a group of similar assets sourced from the agreement. All the fair value associated with the agreement is concentrated in a group of similar assets and is not considered a business in accordance with ASC 805-10-55-5A. The Company does not reasonably expect the platform acquired will be used to receive economic benefit in an alternative manner, nor does the acquisition agreement provide for any future economic benefit to the Company from the rights retained by Dualogics, LLC. The Company therefore accounted for the right to the Dualogics, LLC platform acquired under the agreement as an acquisition of an asset and recognized $4,000,000 as research and development expenses under ASC 730.

(c)

On March 23, 2020, the Company entered into an investment agreement for gross proceeds of $75,000,244 in exchange for 6,017,784 Series A2 Preferred Shares. The preferred shares are voting and convertible into common shares.

(d)

In March 2020, the Company retired its debt facility with Bank of Montreal and subsequently entered into a credit agreement with OrbiMed Royalty & Credit Opportunities III, LP, for an available principal amount of $30,000,000 of which $15,000,000 was drawn, and was subsequently repaid and retired in July 2020.

(e)

Subsequent to year end, the Company entered into two five-year leases for office space, commencing in February 2020 and November 2020, with annual minimum lease payments of approximately $117,891 and $178,500, respectively, and another five year lease for laboratory and office space, commencing in October 2021 with annual minimum lease payments of approximately $1,552,684.

(f)	The CEO loan outstanding at December 31, 2019 was subsequently repaid in full during the second quarter of 2020.

(g)

Subsequent to September 30, 2020, the Company acquired 100% of the outstanding shares of Trianni, Inc. (“Trianni”) for a total cash consideration of approximately $98,000,000, including certain closing adjustments for working capital, indebtedness, as well as payments to Trianni option holders for the cancellation and extinguishment of Trianni options. The acquisition was approved by necessary parties and closed in November 2020. To fund this acquisition, the Company issued convertible notes in the principle amount of $90,000,000 on October 30, 2020. These notes are convertible at the option of the noteholder under certain circumstances, including upon closing of certain qualified financings as defined in the note agreement. These notes mature five years from the date of issuance and bear no interest for the first twelve months and bear five percent (5%) interest per annum thereafter. The Company will account for the acquisition as a business combination. As part of the acquisition, the Company has agreed to pay former shareholders of Trianni 85% of any payments received in relation to a specific customer license, less any direct expenses, for the period ending on the earlier of April 9, 2024 or the date that the Company’s obligations under the license have been completed and discharged in full.

(h)	On November 3, 2020 the Company entered into a five-year lease for office space, commencing in November 2020 with annual minimum lease payments of approximately $178,500.

(i)	Subsequent to December 31, 2019, the Company granted 1,903,968 stock options.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars except share data)

(Unaudited)

	December 31, 2019	September 30, 2020	Pro Forma September 30, 2020
Assets
Current assets:
Cash and cash equivalents	$7,552,917	$91,081,765
Accounts receivable	2,123,968	5,531,239
Accrued amounts receivable	1,152,558	14,577,297
Other current assets	1,810,894	2,809,207

Total current assets	12,640,337	113,999,508
Long-term assets
Property and equipment, net	8,479,940	14,277,641
Intangible and other long-term assets	584,776	13,898,314
Loans to related parties	1,783,019	209,875

Total long-term assets	10,847,735	28,385,830

Total assets	$23,488,072	$142,385,338

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$2,579,105	$12,867,571
Deferred revenue	3,236,026	6,917,081
Current portion of long-term debt	2,079,730	319,550

Total current liabilities	7,894,861	20,104,202
Long-term liabilities:
Operating lease liability	2,641,719	3,066,360
Long-term debt	1,363,143	1,939,005
Deferred revenue and grant funding	1,336,199	23,718,009
Other long-term liabilities	—	4,319,713

Total long-term liabilities	5,341,061	33,043,087

Total liabilities	13,235,922	53,147,289

Contingencies (Note 16)
Shareholders’ equity
Common shares: no par value, unlimited authorized shares at December 31, 2019 and September 30, 2020: 15,168,143 and 15,409,130 shares issued and outstanding at December 31, 2019 and September 30, 2020, respectively	5,121,751	6,373,548
Convertible preferred shares unlimited authorized shares at December 31, 2019 and September 30, 2020: 2,105,264 and 8,123,048 issued and outstanding at December 31, 2019 and September 30, 2020, respectively	7,545,853	82,208,445
Additional paid-in capital	2,300,178	3,453,230
Accumulated deficit	(4,715,632)	(2,797,174)

Total shareholders’ equity	10,252,150	89,238,049	—

Total liabilities and shareholders’ equity	$23,488,072	$142,385,338	$—

Subsequent events (Note 19)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars except share data)

(Unaudited)

	Nine Months Ended September 30,
	2019	2020
Revenue:
Research fees	$8,409,143	$17,246,728
Milestone payments	—	8,000,000

Total revenue	8,409,143	25,246,728

Operating expenses:
Research and development	6,804,269	20,756,650
Sales and marketing	792,084	1,610,084
General and administrative	1,773,862	6,115,635
Depreciation	1,179,910	1,507,656

Total operating expenses	10,550,124	29,990,025

Loss from operations	(2,140,982)	(4,743,297)
Other (income) expense
Interest income	(110,927)	(194,739)
Interest and other expense	126,991	4,896,143
Foreign exchange gain	(348,095)	(1,145,892)
Grants and incentives	(1,239,229)	(10,217,265)

Total other income	(1,571,260)	(6,661,755)

Net earnings (loss) and comprehensive income (loss) for the period	$(569,722)	$1,918,458

Net earnings (loss) per share attributable to common shareholders
Basic	$(0.04)	$0.09
Diluted	$(0.04)	$0.08
Weighted-average common shares outstanding
Basic	15,120,734	15,241,330
Diluted	15,120,734	23,772,353
Pro forma net earnings (loss) per common share
Basic
Diluted
Pro forma weighted-average common shares outstanding
Basic
Diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars except share amounts)

(Unaudited)

	Series A1 Preferred Shares		Series A2 Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as at December 31, 2018	2,105,264	$7,557,007			15,094,143	$5,073,692	$1,483,440	$(2,504,936)	$11,609,203
Share issued under stock option plan	—	—	—	—	74,000	32,123	(15,206)	—	16,917
Stock-based compensation expense	—	—	—	—	—	—	778,225	—	778,225
Net earnings (loss)	—	—	—	—	—	—	—	(569,722)	(569,722)

Balances as at September 30, 2019	2,105,264	$7,557,007	—	$—	15,168,143	$5,105,815	$2,246,459	$(3,074,658)	$11,834,624

Balances as at December 31, 2019	2,105,264	$7,545,853	—	$—	15,168,143	$5,121,751	$2,300,178	$(4,715,632)	$10,252,150
Issuance of Series A2 preferred shares	—	—	6,017,784	75,000,244	—	—	—	—	75,000,244
Share issued under stock option plan	—	—	—	—	240,987	1,251,797	(358,947)	—	892,850
Stock-based compensation expense	—	—	—	—	—	—	1,511,999	—	1,511,999
Share issuance costs	—	—	—	(337,652)	—	—	—	—	(337,652)
Net earnings (loss)	—	—	—	—	—	—	—	1,918,458	1,918,458

Balances as at September 30, 2020	2,105,264	$7,545,853	6,017,784	$74,662,592	15,409,130	$6,373,548	$3,453,230	$(2,797,174)	$89,238,049

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Nine Months Ended September 30,
	2019	2020
Cash flows from operating activities:
Net income (loss)	$(569,722)	$1,918,458
Cash flows from operating activities:
Depreciation	1,179,910	1,507,656
Amortization of operating lease right-of-use-assets	169,646	334,664
Amortization of intangible assets	—	821,012
Stock-based compensation	778,225	3,775,426
Accretion and other	(304,497)	439,887
Changes in operating assets and liabilities:
Accounts receivable	(970,559)	(3,567,533)
Accrued research fees receivable	(356,823)	(13,424,739)
Deferred revenue	(930,842)	27,023,036
Other operating assets and liabilities	3,239,102	2,585,742

Net cash provided by operating activities	2,234,439	21,413,609

Cash flows from investing activities:
Purchases of property and equipment	(3,413,728)	(8,170,874)
Purchase of intangible asset	—	(5,000,000)
Repayment (issuance) of loan to related parties	(1,738,147)	1,573,144

Net cash used in investing activities	(5,151,874)	(11,597,730)

Cash flows from financing activities:
Proceeds from long-term debt	217,470	15,515,851
Repayment of long-term debt	(287,857)	(16,971,073)
Short-term borrowings	—	(387,252)
Issuance of common shares pursuant to exercise of stock options	16,917	892,851
Proceeds from issuance of preferred shares—Series A2 Financing	—	74,662,592

Net cash (used in) provided by financing activities	(53,469)	73,712,969

Increase (decrease) in cash and cash equivalents	(2,970,904)	83,528,848
Cash and cash equivalents, beginning of the period	10,444,283	7,552,917

Cash and cash equivalents, end of the period	$7,473,379	$91,081,765

Supplemental disclosure of non-cash investing and financing activities
Purchase of intangible assets—see Note 8

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars except share and per share amounts)

(Unaudited)

1. Nature of operations

AbCellera Biologics Inc. (“the Company”) was incorporated and commenced business activities on November 8, 2012 under the laws of the British Columbia Business Corporations Act. The Company is engaged in the business of utilizing a mix of complex technologies in its medical research and development to unearth antibody-based drugs more quickly, cheaply and effectively. Since its inception the Company has dedicated resources to research and development activities that support its current partner projects and future platform development efforts. The Company is headquartered in Vancouver, Canada.

2. Basis of presentation

The accompanying interim condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial information. Accordingly, these financial statements do not include all the information and footnotes required for complete financial statements and should be read in conjunction with the audited consolidated financial statements of the Company and the accompanying notes thereto for the year ended December 31, 2019.

These unaudited interim condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the nine months ended September 30, 2020 and 2019 are not necessarily indicative of results that can be expected for a full year. These unaudited interim condensed consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2019, except for the new accounting guidance adopted during the period as described in Note 4.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Lineage Biosciences Inc. and Channel Biologics Pty Ltd. All intercompany transactions and balances have been eliminated on consolidation.

The Company is seeking to complete an initial public offering (“IPO”) of its common shares. Upon the closing of a qualified public offering, on specified terms, all outstanding preferred shares of the Company will automatically convert into the Company’s common shares. In the event the Company does not complete an IPO, the Company expects that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements into the foreseeable future.

The future viability of the Company beyond that point is dependent on its ability to generate cash from operating activities and to raise additional capital and draw on government funding programs, as required, to finance its operations. If the Company is unable to obtain further funding, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. In addition, the COVID-19 outbreak was declared a pandemic by the World Health Organization in early 2020. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time.

3. Significant accounting policies

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas of significant estimates include, but are not limited to, revenue recognition including estimated timing of completion of performance obligations and determining whether an option for additional goods or services represents a material right, recoverability of investment tax credits receivable, and the fair value of equity awards and related share-based compensation. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could significantly differ from those estimates.

The full extent to which the COVID-19 pandemic may directly or indirectly impact the Company’s business, results of operations and financial condition, including revenues, expenses, clinical trials, research and development costs and employee-related amounts, will depend on future developments that are evolving and highly uncertain, such as the duration and severity of the outbreak, including potential future waves or cycles, and the effectiveness of actions taken to contain and treat COVID-19. The Company considered the potential impact of COVID-19 when making certain estimates and judgments relating to the preparation of these interim condensed consolidated financial statements. While there was no material impact to the Company’s interim condensed consolidated financial statements as of and for the nine months ended September 30, 2020, the Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in a material impact to the Company’s interim condensed consolidated financial statements in future reporting periods.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of September 30, 2020 has been prepared to give effect, upon the closing of an IPO, to all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on September 30, 2020. It does not reflect any assumed proceeds from or costs related to the IPO.

In the accompanying consolidated statements of income (loss) and comprehensive income (loss), the unaudited pro forma basic and diluted net earnings per share attributable to common shareholders for the nine-month period ended September 30, 2020 has been prepared to solely give effect, upon the closing of a IPO, as if all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred shares.

4. Changes in significant accounting policies

On January 1, 2020, the Company adopted the new Accounting Standards Update (“ASU”) 2016-13, issued by the Financial Accounting Standards Board (“FASB”), and all related amendments under FASB Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments—Credit Losses.

Adoption of this new accounting standard did not have a significant impact on the Company’s interim condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the Company or that no material impact is expected in the consolidated financial statements as a result of future adoption.

5. Net earnings (loss) per share

Basic and diluted net earnings (loss) per share attributable to common shareholders was calculated as follows (in U.S. dollars, except share and per share amounts):

	Nine Months Ended September 30,
	2019	2020
Basic earnings per share
Net earnings (loss)	$(569,722)	$1,918,458
Less: earnings allocated to Preferred Shareholders	—	(561,083)

Net earnings (loss) attributable to common shareholders—basic	$(569,722)	$1,357,375

Weighted-average common shares outstanding—basic	15,120,734	15,241,330

Net earnings (loss) per share attributable to common shareholders—basic	$(0.04)	$0.09

Diluted earnings per share
Net earnings (loss) attributable to common shareholders—diluted	$(569,722)	$1,918,458

Weighted-average common shares outstanding—basic	15,120,734	15,241,330
Convertible Preferred Shares	—	6,300,143
Effect of stock options	—	2,230,888

Weighted-average common shares outstanding—diluted	15,120,734	23,772,353

Net earnings (loss) per share attributable to common shareholders—diluted	$(0.04)	$0.08

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net earnings (loss) per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Nine Months Ended September 30,
	2019	2020
Options to purchase common shares	2,753,900	—
Convertible preferred shares	2,105,264	—

Total potential common shares excluded	4,859,164	—

Unaudited Pro Forma Net Earnings per Share Attributable to Common Shareholders

The unaudited pro forma basic and diluted net earnings per share attributable to common shareholders for the nine-month period ended September 30, 2020 has been prepared to solely give effect to solely give effect to the conversion of all outstanding preferred shares of the Company into the Company’s common shares on the later of January 1, 2019 or the issuance date of the preferred shares.

Unaudited pro forma basic and diluted net earnings per share attributable to common shareholders for the period ended September 30, 2020 was calculated as follows:

Pro forma earnings per share—basic
Net earnings (loss) attributable to common shareholders
Weighted-average common shares outstanding—basic
Pro forma adjustment to reflect subsequent conversion of all outstanding preferred shares, in each case upon the closing of the proposed IPO
Pro forma weighted-average common shares outstanding—basic
Pro forma net earnings (loss) per share attributable to common shareholders—basic
Pro forma earnings per share—diluted
Net earnings (loss) attributable to common shareholders
Pro forma weighted-average common shares outstanding—basic
Effect of stock options
Pro forma weighted-average common shares outstanding—diluted

6. Other current assets

Other current assets consisted of the following:

	December 31, 2019	September 30, 2020
Tax and Investment tax credit receivable	$1,101,306	$907,892
Prepaid expenses	547,170	873,598
Materials and supplies	162,418	1,027,717

Total other current assets	$1,810,894	$2,809,207

7. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2019	September 30, 2020
Computers	$3,829,768	$6,238,883
Laboratory equipment	2,301,947	5,362,255
Furniture and fixtures	85,513	120,118
Leasehold improvements	2,728,825	3,861,124
Operating lease right-of-use asset	2,690,844	3,358,594

Property and equipment	11,636,897	18,940,974
Less: accumulated depreciation	(3,156,957)	(4,663,333)

Property and equipment, net	$8,479,940	$14,277,641

Depreciation expense on property and equipment for the nine month periods ended September 30, 2019 and 2020 was $1,179,910 and $1,507,656, respectively.

8.	Intangible assets, net

In March 2020, the Company entered into an agreement with Alloy Therapeutics (Alloy) to use the ATX-Gx™ humanized mice platform to enable in vivo human antibody discovery for its partner programs. Under the terms of the agreement, the Company will offer its biotech and pharma partners access to ATX-Gx™, Alloy’s proprietary suite of immunocompetent transgenic mice, for use in any antibody discovery program and against any therapeutic target. The agreement provides for future alternative use to the Company and as such the corresponding value has been recorded as an intangible asset. The asset will be amortized on a straight-line basis over the 10-year term of the license agreement with Alloy.

The acquisition consists of an initial cash payment of $5,000,000, with two additional $5,000,000 installment payments paid in twelve and twenty-four months, respectively. The estimated fair value of the non-current portion of the financial obligation was determined by discounting future principal and interest amounts at estimated interest rates expected to be available to the Company with an interest rate of 10.98%. Amortization expense is included in research and development.

Intangible assets related to this acquisition consisted of the following:

	December 31, 2019	September 30, 2020
Asset cost	$—	$14,074,493
Less: accumulated amortization	—	(821,012)

Intangible assets, net	$—	$13,253,481

9. Accounts payable and other liabilities

Accounts payable and other liabilities consist of the following:

	December 31, 2019	September 30, 2020
Accounts payable and accrued liabilities	$1,643,367	$2,986,112
Liability for in-licensing agreement	—	5,000,000
Bank indebtedness	387,252	—
Operating lease liability	419,139	588,590
Liability classified options	50,751	2,314,181
Government remittances payable	46,143	986,064
Current portion of deferred grant funding	32,453	992,624

Total accounts payable and other liabilities	$2,579,105	$12,867,571

10. Long-term debt

Long-term debt consisted of the following:

	December 31, 2019	September 30, 2020
Long-term debt
Non-revolving BMO loan	$2,009,340	$—
WD Canada—WINN Loan A	289,356	263,934
WD Canada—WINN Loan B	1,144,177	1,151,642
WD Canada—BSP Loan	—	842,979
Less: current portion of long-term debt	(2,079,730)	(319,550)

Total long-term debt	$1,363,143	$1,939,005

Non-revolving BMO loan

The non-revolving loan from Bank of Montreal (BMO), along with interest accrued, was paid off in full in March 2020.

OrbiMed Debt Facility

In March 2020, the Company entered into a senior secured credit agreement (the “Credit Agreement”) with OrbiMed Royalty & Credit Opportunities III, LP (“OrbiMed”), which provided for term debt in an aggregate amount of $30,000,000, which matures on March 23, 2025 (a 5 year term). As of June 30, 2020, the Company had $15,000,000 of borrowings outstanding under the Credit Agreement. Borrowings under the Credit Agreement bear interest at a rate per annum equal to an applicable margin of 6.00% plus the higher of (a) the London Inter-bank Offered Rate (LIBOR) for the applicable interest period and (b) 1.75%.

In July 2020, the outstanding loan was repaid in full, the Credit Agreement retired, and all associated security with the Credit Agreement was released. The Company incurred approximately $3.7 million in combined cancellation fees and legal fees on early retirement of the Credit Agreement which has been classified in interest and other (income) expense on the condensed consolidated statements of income (loss) and comprehensive income (loss). The Company was in compliance with all covenants under the Credit Agreement up to the date of retirement.

WD Canada—Business Scale Up and Productivity (BSP) Loan

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the BSP towards capital equipment and expenses for a project based in Vancouver, BC. This represents the third project for which we have received funding. The maximum amount of funding under the agreement is $3,846,154 subject to the following maximum annual amounts based on government funding years ending March 31: 2020—$750,000; 2021—$1,588,462; 2022—$1,507,692. The contribution is repayable to the Ministry by 59 monthly instalments of $64,102 starting April 1, 2023 and one final instalment of $64,118. At September 30, 2020 the Company has made draws amounting to $1,491,725.

The Western Economic Diversification (WD) Loans are subject to certain non-financial and restrictive covenants, including restrictions over the use of proceeds towards capital equipment and expenses and the sale of assets acquired related to the respective approved projects. At September 30, 2020, all eligible expenditures from proceeds received by the Company have been spent and the Company was in compliance with these covenants.

11.    Shareholders’ equity

Common shares

As of December 31, 2019, and September 30, 2020, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue unlimited voting common shares, each with no par value per share. The voting, dividend, and liquidation rights of the holders of the Company’s common shares are subject to and qualified by the rights, powers and preferences of the holders of the Series A1 and Series A2 preferred shares set forth below.

As of each balance sheet date, common shares consisted of the following:

	December 31, 2019		September 30, 2020
	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding
Common shares	Unlimited	15,168,143	Unlimited	15,409,130

Each voting common share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Common shareholders are entitled to receive dividends, if any, as may be declared by the board of directors, subject to the preferential dividend rights of the preferred shares. Through September 30, 2020, no cash dividends had been declared or paid by the Company.

Series A1 preferred shares

On August 3, 2018, the Company entered into an investment agreement with DCVC Bio, L.P. for gross proceeds of CAD $10,000,004 ($7,702,380) in exchange for 2,105,264 shares. Total proceeds received net of financing costs were $7,557,007.

The Series A1 preferred shares are voting and are convertible, at any time and from time to time at the option of its holder, into fully paid and non-assessable common shares at a 1:1 ratio, subject to appropriate adjustment for splits, dividends, other similar recapitalization and the like.

Conversion of preferred shares to common shares is mandatory in the event of a Qualified Initial Public Offering with proceeds of at least $70 million.

The holders of the Series A1 preferred shares are entitled to vote, together with the holders of common shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Series A1 preferred shares could convert on the record date for determination of shareholders entitled to vote.

The holders of the Series A1 preferred shares are entitled to receive noncumulative dividends, as and if declared by the board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of Preferred Shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Series A1 preferred share and a dividend on each outstanding Series A1 preferred share in an amount at least equal to the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares. Through September 30, 2020, no cash dividends had been declared or paid by the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series A1 Preferred Shares then outstanding are entitled to a 1x non-participating liquidation preference. Due to the various rights and privileges within the existing Series A1 Preferred and Common shareholder agreements, the Company concluded triggering a deemed liquidation event is within the control of the Company, and therefore the Series A1 Preferred Shares are classified as permanent equity.

Series A2 preferred shares

On March 23, 2020, the Company entered into an investment agreement with certain shareholders for gross proceeds of $75,000,244 in exchange for 6,017,784 shares. Total proceeds received net of financing costs were $74,662,592.

The Series A2 preferred shares are voting and are convertible, at any time and from time to time at the option of its holder, into fully paid and non-assessable common shares at a 1:1 ratio, subject to appropriate adjustment for splits, dividends, other similar recapitalization and the like.

Conversion of preferred shares to common shares is mandatory in the event of a Qualified Initial Public Offering with proceeds of at least $70 million.

The holders of the Series A2 preferred shares are entitled to vote, together with the holders of common shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Series A2 preferred shares could convert on the record date for determination of shareholders entitled to vote.

The holders of the Series A2 preferred shares are entitled to receive noncumulative dividends, as and if declared by the board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of Preferred Shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Series A2 preferred share and a dividend on each outstanding Series A2 preferred share in an amount at least equal to the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares. Through September 30, 2020, no cash dividends had been declared or paid by the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series A2 Preferred Shares then outstanding are entitled to a 1x non-participating liquidation preference. In addition, holders of the Series A2 Preferred Shares are eligible to demand redemption of their shares in the event of certain deemed liquidation events, as defined the agreement. Due to the various rights and privileges within the existing Series A2 Preferred and Common shareholder agreements, the Company concluded triggering a deemed liquidation event is within the control of the Company, and therefore the Series A2 Preferred Shares are classified as permanent equity.

As of each balance sheet date, preferred shares consisted of the following:

	December 31, 2019		September 30, 2020
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Series Al preferred shares	Unlimited	2,105,264	Unlimited	2,105,264
Series A2 preferred shares	n/a	—	n/a	6,017,784

Stock-based compensation

At September 30, 2020, there are 5,353,181 options authorized to be issued under the program.

Options granted under the Company’s stock option program are denominated in Canadian dollars and are translated into U.S dollars using the period end rate or the average foreign exchange rate for the period, as applicable, and have been noted for information purposes.

The following table summarizes the Company’s stock options granted in Canadian dollars since December 31, 2019:

	Number of Shares	Weighted-Average Exercise Price (CAD)	Weighted-Average Exercise Price (USD)
Outstanding as of December 31, 2019	3,735,900	$2.90	$2.23
Granted	562,837	8.42	6.29
Exercised	(240,987)	4.98	3.72
Forfeited	(20,700)	5.21	3.89

Outstanding as of September 30, 2020	4,037,050	5.53	2.70

Options exercisable as of September 30, 2020	2,402,535	$2.42	$1.81

Stock-based compensation expense was classified in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) as follows:

	Nine Months Ended September 30,
	2019	2020
Research and development expenses	$538,361	$2,816,957
General and administrative expenses	156,644	881,590
Sales and marketing expenses	83,220	76,879

Total stock-based compensation expense	$778,225	$3,775,426

The fair value of each option award is determined on the date of grant using the Black-Scholes option pricing model. The weighted-average valuation assumptions for stock options granted in the period are as follows:

Nine Months Ended September 30, 2020
Risk-free interest rate[1]	1.11%
Expected volatility[2]	90%
Expected term (years)[3]	5.76
Expected dividend yield[4]	0.00%
Weighted-average fair value of options granted[5]	7.16

The weighted-average valuation assumptions for liability classified stock options outstanding at September 30, 2020 are as follows:

Nine Months Ended September 30, 2020
Risk-free interest rate[1]	0.38%
Expected volatility[2]	75%
Expected term (years)[3]	6.25
Expected dividend yield[4]	0.00%
Weighted-average fair value of options[5]	27.63

(1)	This rate is from federal government marketable bonds for each option grant during the year, having a term that most closely resembles the expected life of the option.
(2)	Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have sufficient history of its own volatility, the Company has identified several public entities of similar complexity and stage of development and calculates historical volatility using the volatility of these companies.
(3)	This is the period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of ten years. The Company uses the simplified method to calculate the average expected term, which represents the average of the vesting period and the contractual term.
(4)	No dividends have been paid by the Company yet.
(5)	The Company granted stock options at exercise prices not less than the fair value of its common shares as determined by the Board, with input from management. Management estimated the fair value of its common shares based on a number of objective and subjective factors, including internal valuations, external market considerations affecting the biotechnology industry and the historic prices at which the Company sold common shares.

At September 30, 2019 there were no liability classified options outstanding. At September 30, 2020, there were 549,800 liability classified options outstanding which are included in other liabilities.

12. Revenue

The disaggregated revenue categories are presented on the face of the statement of income (loss) and comprehensive income (loss).

Contract liabilities

Contract liabilities represent payments received for performance obligations not yet satisfied and relate to deferred revenue, and are presented as current or long-term in the accompanying balance sheets based on the expected timing of satisfaction of the underlying goods and/or services.

The following table summarizes the changes in deferred revenue:

	Nine Months Ended September 30,
	2019	2020
Opening balance	$4,511,146	$4,517,624
Increase due to consideration received, net of revenue recognized during the year	7,484,780	47,671,305
Revenue recognized during the period	(8,409,143)	(25,246,728)

Closing balance	$3,586,783	$26,942,201

In March of 2020, the Company entered into a research collaboration and license agreement with Eli Lilly pursuant to which the Company will perform discovery research for several targets for Eli Lilly to develop and commercialize. The agreement resulted in an upfront payment of $26,700,000, of which $22,400,000 was included in deferred revenue at September 30, 2020. Under the agreement, the Company is entitled to receive an aggregate of up to $29,000,000 of milestone payments as well as royalties in the low single digits based on net sales for non-COVID-19 targets and in the low- to mid-teens for aggregate sales below $125.0 million and mid-teens to mid-twenties on aggregate sales above $125.0 million. The Company expects to recognize approximately $3,700,000 in revenue in the next 12 months related to this agreement. Of the remaining deferred revenue balance of $4,500,000, which amount is related to various other agreements, approximately $3,200,000 is expected to be recognized in revenue in the next 12 months.

13. Government funding

In 2020 the Company received a funding commitment from the Government of Canada under Innovation, Science and Economic Development’s (ISED) Strategic Innovation Fund (SIF) for a total of CAD $175,631,000 ($125,600,000) which is intended to support research and development efforts related to the discovery of antibodies for use drugs to treat COVID-19, and to build technology and manufacturing infrastructure for antibody therapies against future pandemic threats.

To September 30, 2020 the Company incurred $12,869,112 in expenditures in respect of the SIF grant funding. This amount relates primarily to spending under phase 1 of the agreement and such amounts are not repayable. An immaterial amount was claimed in respect of phase 2 of the funding commitment which includes a non-probable repayable condition that is not estimable at this time.

Of the total spend during the nine months ended September 30, 2020, $8,426,355 relates to research and development expenditures and is reflected in other income. The remaining $4,442,757 is attributable to capital asset expenditures and is amortized into other income over the average asset life of five years. Unamortized amounts are included in other liabilities and other long-term liabilities.

14. Leases

The Company leases approximately 20,996 square feet for its head office, which represents both office and laboratory space, in Vancouver, British Columbia with terms expiring in 2027. The Company entered into the 10 year lease for its facility on January 1, 2018, including base rent and regular maintenance and cleaning fees. The Company’s three leased facilities are accounted for as operating leases with maintenance segregated as a non-lease component. The Company has not included the extension period in the determination of the right-of-use-asset or the lease liability for operating leases as the Company did not consider it reasonably certain that the Company would exercise any extension option.

During the first half of 2020 the Company entered two additional office lease spaces. The first is an additional office facility in Vancouver BC commencing February 1, 2020 with a term of 5 years 10 months and is approximately 4,900 square feet. This lease agreement does not include an extension option. The second is approximately 2,100 square feet and is an office and laboratory facility in Sydney Australia commencing January 1, 2020 with a one year initial lease term and a one year extension period. The Company has included the extension period in the determination of the right-of-use-asset and lease liability for operating leases.

In July 2020 the Company entered into an additional office lease space. The lease term commences July 1, 2020 with a term of two years and is approximately 6,300 square feet.

The balance sheet classification of the Company’s lease liabilities was as follows:

	December 31, 2019	September 31, 2020
Operating lease liabilities
Current portion	$419,139	$588,590
Long-term portion	2,641,719	3,066,360

Total operating lease liabilities	$3,060,858	$3,654,950

At September 30, 2020, the future minimum lease payments of the Company’s operating lease liabilities were as follows:

Amount
2020	$204,564
2021	818,257
2022	648,275
2023	595,709
2024	595,709
Thereafter	1,632,742

As of September 30, 2020, the weighted-average remaining lease term is 6.39 years and the discount rate used to determine the operating lease liabilities was approximately 6.5%.

The Company incurred total operating lease expenses, including fixed lease payments and non-lease components, of $627,452 and $702,496 during the nine months ended September 30, 2019 and 2020, respectively.

15. Financial instruments

The Company categorizes its financial assets and liabilities measured at fair value into a three-level hierarchy established by U.S. GAAP that prioritizes those inputs to valuation techniques used to measure fair value based on the degree to which they are observable. The three levels of the fair value hierarchy are as follows: Level 1 inputs are quoted prices in active markets for identical assets and liabilities; Level 2 inputs, other than quoted prices included within Level 1, are observable for the asset or liability either directly or indirectly; and Level 3 inputs are not observable in the market.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, loans to related parties, accounts payable and accrued liabilities, bank indebtedness, operating lease obligations, liability classified stock options, and long-term debt. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and bank indebtedness approximate their fair values due to the immediate and short-term maturity of these financial instruments. The fair value of loans to related party approximate the carrying value as the interest rates approximate the rates applicable for non-related party loans. The Company uses a Black-Scholes pricing model to estimate the fair value of liability classified options, which utilizes Level 3 inputs (Note 11).

The estimated fair value of long-term debt of $3,400,000 and $2,800,000 at December 31, 2019 and September 30, 2020, respectively, are classified as Level 2. The estimated fair value has been determined by discounting future principal and interest amounts at estimated interest rates expected to be available to the Company at period end.

16. Contingencies

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company does not have contingency reserves established for any litigation liabilities and any the costs related to such legal proceedings are expensed as incurred.

The Company may enter into certain agreements with strategic partners in the ordinary course of operations that may include contractual milestone payments related to the achievement of pre-specified research, development, regulatory and commercialization events and indemnification provisions, which are common in such agreements. Pursuant to the agreements, the Company may be obligated to make research and development and regulatory milestone payments upon the occurrence of certain events and upon receipt of low single digit to mid-twenties royalty payments based on certain net sales targets.

To date the Company has made payments of approximately $225,000 related to such obligations.

17. Related party transactions

The Company utilizes its network of investors, directors, and advisors in executing business. As such, the Company had transactions with related parties including the following:

(a)

The Chief Commercial Officer of StemCell Technologies Inc. was a director for the Company until September 11, 2019. StemCell provides reagents, tools and services for life science research. The Company incurred expenditures of $14,431 and $26,143 from transactions with StemCell Technologies Inc. during the nine months ended September 30, 2019 and 2020, respectively. The amounts charged were subject to normal trade terms. As of September 30, 2020, StemCell Technologies Inc. was no longer a related party of the Company.

(b)	The personal loan to the Chief Executive Officer of the Company was repaid in full during the nine months ended September 30, 2020.

(c)

The General Counsel of the Company was the recipient of a loan of $200,000 during the year ended December 31, 2019. The loan is interest bearing at an annual interest rate of 3.95% and has a term to maturity of 3.33 years.

18. Asset Acquisition

In June 2020, the Company acquired rights to the OrthoMab bispecific platform from Dualogics, LLC for $4,000,000. The acquisition represents a group of similar assets sourced from the agreement. All the fair value associated with the agreement is concentrated in a group of similar assets and is not considered a business in accordance with ASC 805-10-55-5A. The Company does not reasonably expect the platform acquired will be used to receive economic benefit in an alternative manner, nor does the acquisition agreement provide for any future economic benefit to the Company from the rights retained by Dualogics, LLC. The Company therefore accounted for the right to the Dualogics, LLC platform acquired under the agreement as an acquisition of an asset and recognized $4,000,000 as research and development expenses under ASC 730.

19. Subsequent events

The Company evaluated subsequent events through to November 20, 2020, the date on which these financial statements were issued.

(a)

Subsequent to September 30, 2020, the Company acquired 100% of the outstanding shares of Trianni, Inc. (“Trianni”) for a total cash consideration of approximately $98,000,000, including certain closing adjustments for working capital, indebtedness, as well as payments to Trianni option holders for the cancellation and extinguishment of Trianni options. The acquisition was approved by necessary parties and closed in November 2020. To fund this acquisition, the Company issued convertible notes in the principle amount of $90,000,000 on October 30, 2020. These notes are convertible at the option of the noteholder under certain circumstances, including upon closing of certain qualified financings as defined in the note agreement. These notes mature five years from the date of issuance and bear no interest for the first twelve months and bear five percent (5%) interest per annum thereafter. The Company will account for the acquisition as a business combination. As part of the acquisition, the Company has agreed to pay former shareholders of Trianni 85% of any payments received in relation to a specific customer license, less any direct expenses, for the period ending on the earlier of April 9, 2024 or the date that the Company’s obligations under the license have been completed and discharged in full.

(b)	On November 3, 2020 the Company entered into a five-year lease for office space, commencing in November 2020 with annual minimum lease payments of approximately $178,500.

(c)	Subsequent to September 30, 2020, the Company granted 1,341,131 stock options.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Trianni, Inc.

San Francisco, California

We have audited the accompanying financial statements of Trianni, Inc. (a California corporation) (the “Company”), which comprise the balance sheets as of December 31, 2018 and 2019, and the related statements of operations, convertible preferred stock and stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trianni, Inc. as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Company has elected to change its method of accounting for revenue from contracts with customers as of January 1, 2018 due to the adoption of Accounting Standards Codification Topic 606. This adoption did not result in a cumulative adjustment to opening retained earnings as of January 1, 2018. Our opinion is not modified with respect to that matter.

Emphasis of Matter

As discussed in Note 2 to the financial statements, on March 11, 2020, the World Health Organization declared the novel string of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The ultimate financial impact and duration of these events cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

/s/ Armanino LLP
Armanino LLP
San Jose, California

October 26, 2020

TRIANNI, INC.

BALANCE SHEETS

(IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

	December 31,		September 30, 2020
	2018	2019
			(unaudited)
Assets:
Current Assets:
Cash	$2,400	$1,105	$15,146
Marketable securities	11,280	11,508	—
Accounts receivable	1,560	1,500	400
Inventory	18	28	15
Prepaid expenses and other current assets	1,734	1,250	621

Total current assets	$16,992	$15,391	$16,182

Property and equipment, net	244	216	189
Deferred tax assets	861	1,380	1,380
Other assets	35	35	35

Total assets	$18,132	$17,022	$17,786

Liabilities, Convertible Preferred Stock and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$48	$30	$186
Accrued expenses and other current liabilities	107	47	128
Dividend payable	—	—	6,452
Deferred revenue, current portion	2,642	2,825	1,578

Total current liabilities	$2,797	$2,902	$8,344

Deferred revenue, net of current portion	1,805	926	417

Total liabilities	$4,602	$3,828	$8,761

Commitments and Contingencies (Note 5)
Convertible Preferred Stock: no par value, 6,069,642 shares authorized as of December 31, 2018 and 2019; 5,448,290 shares issued and outstanding as of December 31, 2018 and 2019, and aggregate liquidation preference of $3,132 as of December 31, 2018 and 2019	3,132	3,132	3,132
Stockholders’ Equity:
Common stock: no par value, 15,000,000 shares authorized as of December 31, 2018 and 2019; 7,082,031 shares issued and outstanding as of December 31, 2018 and 2019	756	756	756
Additional paid-in capital	854	1,094	1,094
Retained earnings	8,788	8,212	4,043

Total stockholders’ equity	10,398	10,062	5,893

Total liabilities, convertible preferred stock, and stockholders’ equity	$18,132	$17,022	$17,786

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.

STATEMENTS OF OPERATIONS

(IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(Unaudited)
Revenue
License revenue	$1,533	$3,080	$2,979	$5,946
Other revenue	963	1,078	—	—
Total revenue	2,496	4,158	2,979	5,946
Cost of goods sold	211	142	104	127
Gross profit	2,285	4,016	2,875	5,819
Operating expenses:
Research and development	2,889	3,340	2,007	2,247
Selling, general and administrative expenses	2,351	2,084	1,200	1,322
Total operating expenses	5,240	5,424	3,207	3,569
Operating income (loss)	(2,955)	(1,408)	(332)	2,250
Interest income	167	250	193	150
Other income, net	2	33	1	1
Income (loss) before income taxes	(2,786)	(1,125)	(138)	2,401
Income tax provision (benefit)	(364)	(549)	(125)	118
Net income (loss)	$(2,422)	$(576)	$(13)	$2,283

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS (EXCEPT SHARE DATA)

	Convertible Preferred Stock		Common Stock		Additional Paid- In Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2017	5,448,290	$3,132	7,082,031	$756	$547	$11,210	$12,513
Vesting of early exercised stock options	—	—	—	—	45	—	45
Stock-based compensation expense	—	—	—	—	262	—	262
Net loss	—	—	—	—	—	(2,422)	(2,422)
Balances at December 31, 2018	5,448,290	$3,132	7,082,031	$756	$854	$8,788	$10,398
Stock-based compensation expense	—	—	—	—	240	—	240
Net loss	—	—	—	—	—	(576)	(576)
Balances at December 31, 2019	5,448,290	$3,132	7,082,031	$756	$1,094	$8,212	$10,062

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS (EXCEPT SHARE DATA)

	Convertible Preferred Stock		Common Stock		Additional Paid- in Capital	Retained Earnings	Total Stockholders’ Equity
For the Nine Months Ended September 30, 2019	Shares	Amount	Shares	Amount
Balances at December 31, 2018	5,448,290	$3,132	7,082,031	$756	$854	$8,788	$10,398
Stock-based compensation expense (unaudited)	—	—	—	—	182	—	182
Net loss (unaudited)	—	—	—	—	—	(13)	(13)
Balances at September 30, 2019 (unaudited)	5,448,290	$3,132	7,082,031	$756	$1,036	$8,775	$10,567

	Convertible Preferred Stock		Common Stock		Additional Paid- in Capital	Retained Earnings	Total Stockholders’ Equity
For the Nine Months Ended September 30, 2020	Shares	Amount	Shares	Amount
Balances at December 31, 2019	5,448,290	$3,132	7,082,031	$756	$1,094	$8,212	$10,062
Declaration of dividend (unaudited)	—	—	—	—	—	(6,452)	(6,452)
Net income (unaudited)	—	—	—	—	—	2,283	2,283
Balances at September 30, 2020 (unaudited)	5,448,290	$3,132	7,082,031	$756	$1,094	$4,043	$5,893

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.

STATEMENTS OF CASH FLOWS

(IN THOUSANDS AND EXPRESSED IN U.S. DOLLARS)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$(2,422)	$(576)	$(13)	$2,283
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	33	33	24	27
Stock-based compensation	262	240	182	—
Deferred income taxes	(757)	(519)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,444)	60	1,118	1,100
Inventory	6	(10)	(1)	13
Prepaid expenses and other current assets	(475)	484	123	629
Other assets	1	—	—	—
Accounts payable	(42)	(18)	29	156
Accrued expenses and other current liabilities	23	(60)	(18)	81
Deferred revenue	3,538	(696)	(1,647)	(1,756)

Net cash provided by (used in) operating activities	(1,277)	(1,062)	(203)	2,533

Cash flows from investing activities:
Maturities of marketable securities	11,071	11,280	11,280	11,508
Purchase of marketable securities	(11,280)	(11,508)	(11,500)	—
Purchases of property and equipment	—	(5)	(5)	—

Net cash provided by (used in) investing activities	(209)	(233)	(225)	11,508

Net increase (decrease) in cash	(1,486)	(1,295)	(428)	14,041
Cash at beginning of period	3,886	2,400	2,400	1,105

Cash at end of period	$2,400	$1,105	$1,972	$15,146

Supplementary cash flow disclosures:
Cash paid for taxes	$307	$61	$—	$104
Noncash financing activities—dividend payable	$—	$—	$—	$6,452

The accompanying notes are an integral part of these financial statements.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

1. BUSINESS OVERVIEW

Trianni, Inc. (the “Company”) was incorporated as a California corporation on August 25, 2008. The Company is a biotechnology company whose main activity is specializing in antibody discovery technology and selling licenses to it. The Company’s lead technology, the Trianni Mouse®, is a platform enabling efficient generation of fully-human monoclonal antibodies (the “Trianni Platform”). The Company’s transgenic platform leverages a novel approach to design made possible by advances in DNA synthesis and genomic modification technology. The Company is headquartered in San Francisco, California.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and reflect the accounts and operations of the Company.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. Such estimates include, but are not limited to, revenue recognition, useful lives of property and equipment, fair value of the Company’s common stock, fair values of stock-based awards and income taxes. Actual results could differ materially from those estimates.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2020, the interim statements of operations and cash flows for the nine months ended September 30, 2019 and 2020, the interim statements of convertible preferred stock and stockholders’ equity for the nine months ended September 30, 2020, and the financial data disclosed in these notes as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of these interim financial statements. The results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020, or for any other future annual or interim period.

COVID-19

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (“COVID-19”), outbreak a pandemic. While certain impacts of COVID-19 have been favorable to possible sale of the Company’s products and services, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations. The impact of the COVID-19 coronavirus outbreak on the financial performance of the Company may depend on future

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

COVID-19 (continued)

developments, including the duration and spread of the outbreak and related governmental advisories and restrictions. In addition, the Company could see some limitations on employee resources that would otherwise be focused on its operations, including but not limited to sickness of employees or their families, the desire of employees to avoid contact with large groups of people, and increased reliance on working from home.

Certain Significant Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, the achievement of the Company’s research and development activities, competition from other larger companies, protection of research and development results, strategic relationships, and dependence on key individuals.

Cash

Cash includes cash held in checking accounts, savings accounts, and certificates of deposit with an original maturity of three months or less held with high credit quality financial institutions in the United States. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

The Company invests its excess cash balances in bank certificates of deposits. Investments with original maturities greater than three months at the time of purchase are classified as marketable securities.

Concentrations of Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, marketable securities and accounts receivable. The Company places its cash primarily with domestic financial institutions that are federally insured within statutory limits. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances are in excess of the amounts that are insured by the Federal Deposit Insurance Corporation (“FDIC”). As of December 31, 2018 and 2019, the Company had approximately $2.2 million and $0.9 million, respectively, deposited in a major financial institution in excess of FDIC insurance limitations. As of September 30, 2020, the Company had approximately $14.9 million deposited in a major financial institution in excess of FDIC insurance limitations. The Company has not experienced any losses to date.

The Company has not experienced any losses on its customer accounts and management believes the Company is not exposed to any significant risk of bad debt. As of December 31, 2018 and 2019, one customer represented 96% and 100%, respectively, of accounts receivable. As of September 30, 2020, two customers represented 57% and 34% of total accounts receivable, respectively. For the year ended December 31, 2018, three customers represented more than 10% of total revenue at approximately 24%, 14% and 11% of total revenue, respectively. For the year ended December 31, 2019, one customer represented more than 10% of total revenue at

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Risks (continued)

approximately 38%. For the nine months ended September 30, 2019, one customer represented more than 10% of revenue at approximately 40% of total revenue. For the nine months ended September 30, 2020, two customers represented more than 10% of revenue at approximately 59% and 19%, respectively, of total revenue.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts due to the Company under the terms of license arrangements. It is the practice of the Company to provide for uncollectible accounts in the year the accounts are determined to be uncollectible. Based on management’s evaluation of accounts receivable, no allowance for doubtful accounts has been recorded in the accompanying balance sheets and the accompanying statements of operations do not reflect any bad debt expense.

Inventory

Inventory consists of mice inventory, including those sold to customers for breeding and/or those that are available to customers for non-breeding research purposes. Inventory is recorded at lower-of-cost or net realizable value. Inventory costs include direct costs associated with the development of mice. The Company does not have significant overhead costs. The Company regularly monitors for excess and obsolete inventory and reduces the carrying value of inventory accordingly. The Company has not historically recorded any inventory write-downs and did not record any inventory write-downs during the years ended December 31, 2018 and 2019 or during the nine-months ended September 30, 2019 and 2020.

Property and Equipment, net

Property and equipment, net are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Laboratory equipment	5-10 years
Computer equipment	2 years

Maintenance and repairs are charged to operations when incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved and any gain or loss in included in the results of operations.

Revenue Recognition

The Company generates revenue primarily from entering into licensing arrangements with customers, either under perpetual license or term license arrangements, under which the Company provides customers the rights to its human antibody discovery platform that is carried in the Trianni Mouse. The Company’s customers are primarily life science research pharmaceutical and biotechnology companies.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

On January 1, 2018, the Company adopted the new accounting standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method. Under the modified retrospective method, this guidance is applied to those contracts that were not completed as of January 1, 2018, with no restatement of contracts that were commenced and completed within fiscal years prior to January 1, 2018. The adoption of the new revenue standard had no impact on the opening retained earnings as of January 1, 2018 and, accordingly, no cumulative adjustment was required. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements with customers, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, the Company assesses the goods or services promised within each contract, identifies those that are performance obligations, and assesses whether each promised good or service is distinct. Performance obligations are considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, the Company considers a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract. The Company has determined that the Trianni Mouse is not distinct from the perpetual or term licenses with which they are sold. The Company offers limited hours of support to its customers which has been deemed as an immaterial performance obligation.

Perpetual license agreements typically provide customers the right to use the Trianni Mouse for the development of antibodies and include the right to breed the mice and are comprised of a single performance obligation. Revenue associated with a perpetual license is recognized at a point in time when control of the Trianni Mouse is transferred. Term license agreements provide customers with the right to use the Company’s technology inherent in the Trianni Platform over a defined period of time, typically tied to specific projects, and prohibit customers the ability to use the Trianni Mouse for breeding purposes. Revenue under term licenses is recognized over time, on a ratable basis, as access to the technology within the Trianni Platform is rendered. Subsequent mice sales are recognized as the mice are delivered. Term license agreements as well as research and development agreements may require milestone-based, measured by certain events, and/or royalty-based payments and the associated revenue is recognized at a point in time when certain milestones are reached. The Company also has certain arrangements in which, in addition to providing access to the Trianni Platform, a percentage of revenue generated from antibodies derived from the Trianni Mouse must be paid to the Company as a royalty or revenue sharing. Revenue share payments are recognized as revenue when received.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. In developing the standalone price for a performance obligation, the Company considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. Generally, payments from customers are due when goods and

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

services are transferred. For arrangements where the anticipated period between timing of transfer of goods and services and the timing of payment is one year or less, the Company has elected to not assess whether a significant financing component exists. Revenue is recognized only to the extent that it is probable that a significant reversal of the cumulative amount recognized will not occur in future periods.

The Company accepts mice returns and sends replacements only if the mice do not pass appropriate genotype testing or health standards and historically, the Company’s volume of returns has not been significant. Further, no warranties are provided for promised goods and services other than assurance type warranties.

Contract costs

Applying the practical expedient, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred when the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in sales and marketing and general and administrative expenses. The costs to fulfill the contracts are determined to be immaterial and are recognized as an expense when incurred.

Contract balances

Contract assets are generated when contractual billing schedules differ from revenue recognition timing and the Company records a contract receivable when it has an unconditional right to consideration. No contract asset balances were recorded for the periods presented in the accompanying financial statements.

Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of deferred revenue, where the Company has unsatisfied performance obligations. As of December 31, 2018 and 2019 and September 30, 2020, the contract liabilities were $4.4 million and $3.8 million and $2.0 million, respectively.

Disaggregation of Revenue

Based on the pattern of revenue recognition, the following table provides a disaggregation of revenue for the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2019 and 2020 (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Revenue recognized at a point in time	$963	$711	$432	$3,265
Revenue recognized over time	1,533	3,447	2,547	2,681

Total Revenue	$2,496	$4,158	$2,979	$5,946

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Fair Value of Financial Instruments

The Company defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures its financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

•	Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•

Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

•

Level 3—Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

The carrying value of financial instruments approximates fair value. The Company estimates fair value of cash and cash equivalents, accounts receivable, other current assets, and liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates for instruments of similar nature and degree of risk.

Research and Development

Research and development (“R&D”) expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation, for laboratory personnel, depreciation of lab equipment, facility costs and the cost of supplies. In addition, the Company includes in R&D expense costs associated with mice breeding services. R&D costs are expensed as incurred.

Advertising Expenses

The Company expenses advertising expenses as they are incurred. Advertising expense for the years ended December 31, 2018 and 2019 were $372,000 and $337,000, respectively. Advertising expense for the nine months ended September 30, 2019 and 2020 were $263,000 and $127,000, respectively.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for stock options awards to employees and nonemployees, on a straight-line basis over the requisite service period of the award, which is generally three

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation (continued)

years and which is generally equivalent to the vesting period. Certain of the Company’s stock options were fully vested on the date of grant. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model which includes various inputs, including Company estimates of expected volatility, term, risk-free rate and future dividends. Forfeitures are recognized as they occur.

The fair value of the shares of common stock underlying the Company’s stock options has historically been determined by management and approved by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations performed by an unrelated third-party specialist, valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock, recent private stock sale transactions (including the rights and preference of preferred stock relative to common stock), and general and industry-specific economic outlook.

Valuations performed by third-party valuation specialists were done contemporaneously and used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Accounting and Valuation Guide”). In addition to the Company’s estimates of the fair value of common stock on the date of grant, the Company’s Black-Scholes option-pricing model uses various inputs, including expected term, expected volatility, risk-free interest rate, and expectations regarding future dividends. The following describes these additional key inputs:

Expected Term—The expected term represents the period that the Company’s stock options are expected to be outstanding. The Company determines the expected term using the simplified method.

Expected Volatility—The expected volatility is derived from the historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate—The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend Rate—The expected dividend rate includes consideration of the Company’s historical dividend activity, if any.

Leases

The Company recognizes rent expense over the term of an operating lease, starting when the property is made available for use by the owner/landlord. When a lease contains a predetermined fixed rent escalation, the related rent expense is recognized on a straight-line basis and the difference between the recognized rent expense and the amounts paid under the lease are recorded as deferred rent included in accrued expenses and other current liabilities on the balance sheets.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (“FASB”) ASC 740, Accounting for Income Taxes, which requires an asset and liability approach under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements, as well as from net operating loss and tax credit carryforwards.

Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, it will adjust the valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company also follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. No liability related to uncertain tax positions is recorded on the consolidated financial statements. It is the Company’s policy to include penalties and interest expense related to income taxes as part of the provision for income taxes.

Recently Adopted Accounting Pronouncements

In June 2020, the FASB issued ASU No 2020-05 (“ASU 2020-05”), Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). ASU 2020-05 defers, for one year, the required effective date of ASC 606 for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of ASC 606. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company elected to adopt ASC 606 as of January 1, 2018 with no impact to its opening retained earnings as of January 1, 2018.

In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payment transactions in which a grantor acquires goods or services to be used or consumed in operations from a nonemployee and aligns with the current requirements for share-based awards granted to employees. The Company adopted this standard beginning January 1, 2018. The adoption of ASC 2018-07 did not have a material impact on its financial statements.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements (continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) provides guidance on eight specific cash flow issues, thereby reducing the diversity in practice in how certain transactions are classified in the statement of cash flows. The amendments in ASU 2016-15 were effective for annual reporting periods beginning after December 15, 2018. The Company’s adoption of this standard did not have an impact on the financial statements.

Recently Issued Accounting Pronouncements

ASU 2020-05 also defers the effective date for one year for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of ASC 842. Therefore, under the amendments, ASC 842 is effective for entities within the “all other” category for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Additionally, ASC 842 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, for public NFP entities that have not yet issued financial statements (or made available for issuance) reflecting the adoption of ASC 842. Early application continues to be permitted, which means that an entity may choose to implement ASC 842 before those deferred effective dates. The Company has not yet determined the potential impact of the new standard on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance is effective for fiscal years beginning after December 31, 2021 with early adoption permitted. The Company has not yet determined the potential impact of the new standard on its financial statements.

In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments – Credit Losses (Topic 326), Targeted Transition Relief, which amends the transition guidance for ASU 2016-13. The ASU provides entities with the option to irrevocably elect the fair value option in Subtopic 825-10 on an instrument-by- instrument basis. This standard is effective for years beginning after December 15, 2019, with early adoption permitted. The Company has not yet determined the potential effects of this ASU on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820) – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU eliminates certain disclosure requirements for fair value measurements for all entities and modifies some disclosure requirements. This ASU is effective for nonpublic entities beginning after December 15, 2019, with early adoption permitted. The Company has not yet determined the potential effects of this ASU on its financial statements.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. The ASU amendments represent changes to clarify, correct errors, or make minor improvements to the Accounting Standards Codification. Some amendments do not require transition guidance and are effective immediately. Amendments that require transition guidance have various effective dates. The amendments applicable to and effective for the Company’s 2019 fiscal years did not have a significant impact on the Company’s financial statements. The Company has not

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements (continued)

yet determined the full effects of the remaining amendments, which are effective beginning after December 15, 2019, within this ASU on its financial statements, however, many of the remaining amendments are not expected to be applicable to the Company.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity- linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which supersedes the guidance in former ASC 840, Leases. The new standard, as amended by subsequent ASUs on Topic 842 and recent extensions issued by the FASB in response to COVID-19, requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Topic 842, is effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Company has not yet determined the full effects of this ASU on its financial statements.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

3. MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS

The table below presents the Company’s assets measured at fair value on a recurring basis aggregated by the level in the fair value hierarchy (in thousands):

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Marketable securities:
Certificate of deposit	$11,280	$11,280	$—	$—

Total marketable securities	$11,280	$11,280	$—	$—

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Marketable securities:
Certificate of deposit	$11,508	$11,508	$—	$—

Total marketable securities	$11,508	$11,508	$—	$—

	September 30, 2020 (unaudited)
	Total	Level 1	Level 2	Level 3
Marketable securities:
Certificate of deposit	$—	$—	$—	$—
Total marketable securities	$—	$—	$—	$—

The remaining contractual maturities of marketable securities as of December 31, 2018 and 2019 are as follows (in thousands):

	2018	2019
Due within one year	$11,280	$11,508

Total	$11,280	$11,508

4. SIGNIFICANT BALANCE SHEET COMPONENTS

Property and equipment, net – Property and equipment, net as of December 31, 2018 and 2019 and as of September 30, 2020 consisted of the following (in thousands):

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Laboratory equipment	$296	$296	$296
Computer equipment	13	18	18

Total property and equipment	309	314	314
Less accumulated depreciation	(65)	(98)	(125)

Total property and equipment - net	$244	$216	$189

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

4. SIGNIFICANT BALANCE SHEET COMPONENTS (continued)

Depreciation expense totaled $33,000 for the years ended December 31, 2018 and 2019, respectively.

Depreciation expense for the nine months ended September 30, 2019 and 2020 totaled $24,000 and $27,000, respectively.

Accrued expenses and other current liabilities – Accrued expenses and other current liabilities as of December 31, 2018 and 2019 and as of September 30, 2020 consisted of the following (in thousands):

	December 31,		September 30,
	2018	2019	2020
			(unaudited)
Employee related	$—	$18	$81
State taxes payable	3	5	1
Accrued other	104	24	46

Total accrued expenses	$107	$47	$128

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility in California, which includes laboratory space under a short term cancelable operating lease. The leased facility has an initial term of 90 days with successive auto-renewing 90 day terms unless either party provides notice. Rent expense for the years ended December 31, 2018 and 2019 was $193,000 and $167,000, respectively. Rent expense for the nine months ended September 30, 2019 and 2020 was $125,000 and $127,000, respectively.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingences are expensed as incurred. The Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

6. STOCKHOLDERS’ EQUITY

Common Stock

The Company has one class of common stock. Under the terms of the Amended and Restated Certificate of Incorporation dated May 10, 2013, the number of authorized common stock is 15,000,000 shares. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock. Each share of common stock is entitled to one vote per share and there shall be no cumulative voting.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

6. STOCKHOLDERS’ EQUITY (continued)

Convertible Preferred Stock (continued)

Common stock reserved for issuance as of December 31, 2019 is as follows:
Series A convertible preferred stock	1,609,417
Series B convertible preferred stock	2,367,633
Series C convertible preferred stock	1,471,240
Stock options to purchase common stock	1,045,000
Stock options available for future issuance	187,969

Total shares of common stock reserved	6,681,259

Convertible Preferred Stock

A summary of the authorized, issued and outstanding redeemable convertible preferred stock (collectively, the “Preferred Stock”) as of December 31, 2019, consisted of the following (in thousands, except per share data):

	As of December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	1,609,417	1,609,417	$425
Series B	2,395,325	2,367,633	1,282
Series C	2,064,900	1,471,240	1,425

Total	6,069,642	5,448,290	$3,132

The holders of the preferred stock have various rights and preferences as follows:

Voting Rights — Each holder of preferred stock is entitled to votes equal to the number of whole shares of common stock into which the shares of preferred stock are convertible. The holders of preferred stock shall be entitled to elect (voting as a single class on an as-converted basis) one director of the Company. The holders of common stock shall be entitled to elect (voting as a single class) two directors of the Company.

Dividends — The holders of preferred stock have priority to the holders of common stock, and are entitled to receive, on a pari passu basis, a noncumulative cash dividend at the rate of $0.0158 per share for Series A, $0.0325 per share for Series B, and $0.0581 per share for Series C, per annum, if and when declared by the Board. After payment in full of such amounts as set forth above, any additional dividends declared will be distributed among all holders of preferred stock and common stock on an as-if-converted basis.

On July 20, 2020, by unanimous written consent, the Company’s Board of Directors declared dividends of approximately $6.5 million to its preferred and common stockholders. Dividends for the Series A, Series B, and Series C were declared at per share amounts of $0.0158, $0.0325, and $0.0581, respectively, and dividends for all holders of preferred stock and common stock on an as-if-converted basis were declared at a per share amount of $0.50.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

6. STOCKHOLDERS’ EQUITY (continued)

Convertible Preferred Stock (continued)

Conversion and Redemption — Each share of preferred stock is convertible, at any time at the option of the stockholder, into one share of common stock, subject to certain anti-dilution or other adjustments. In a deemed liquidation event, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of preferred stock. The convertible preferred stock is not mandatorily redeemable upon demand by the holders of the preferred stock.

Each share of convertible preferred stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing $0.26407 for each share of Series A, $0.54168 for each share of Series B, or $0.96857 for each share of Series C. Each share of Series A, Series B and Series C automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon the earlier of (i) closing of a firm commitment underwritten public offering in which the gross proceeds is at least $10,000,000 and the public offering price is at least $5.00 per share or (ii) the consent of the holders of at least a majority of the outstanding shares of Series A, Series B and Series C, voting together as a single class.

Liquidation – The holders of the convertible preferred stock are entitled to have their shares redeemed upon the occurrence of certain redemption events. A liquidation or winding up of the Company, a greater than 50% change of control, or sale of substantially all of its assets, would constitute a redemption event. The redemption events have been concluded as being outside the control of the Company, accordingly, all shares of preferred stock have been presented outside of permanent equity. Further, the Company has not adjusted the carrying values of the Series A, Series B and Series C convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, (i) an amount equal to $0.26407 (as adjusted for recapitalizations) for Series, A, $0.54168 (as adjusted for recapitalizations) for Series B, and $0.96857 (as adjusted for recapitalizations for Series C, plus (ii) any accrued or declared but unpaid dividends on such shares. If the assets available for distribution to the holders of the preferred shares shall be insufficient to pay the preferential amount in full, then the entire assets and funds of the company legally available for distribution shall be distributed ratably to the holders of the preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive, only until the aggregate proceeds received by such holder equals $0.66018 per share of Series A, $1.3542 per share for Series B, and $2.42143 per share for Series C.

Protective Provisions—So long as shares of preferred stock remain outstanding, the Company must obtain approval from a majority of the then outstanding holders of preferred stock (voting as a separate class) in order to (i) amend or repeal any provision of, or add any provision to, the Company’s Articles of Incorporation if such action would materially and adversely alter or change the rights, preferences or privileges or powers of, or the restrictions provided for the benefit of the preferred stock; (ii) authorize or issue any new class or series of stock having any preference or priority as to dividends or assets superior to or on a party with any such preference or

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

6. STOCKHOLDERS EQUITY (continued)

priority of the preferred stock; (iii) sell all or substantially all of its property or business or merge into or consolidate with any other corporation or effect any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; and (iv) liquidate or dissolve the Company.

7. STOCK-BASED COMPENSATION

In 2015, the Company’s Board of Directors approved the amendment to the 2009 Stock Plan (the “Plan”), under which there are 5,142,778 shares available for issuance. The purpose of the Plan is to provide incentives to attract and retain the best available persons for positions of substantial responsibility and to provide additional inventive to employees, directors and consultants and to promote the success of the Company’s business. The Plan provides for different forms of benefits including incentive stock options, nonqualified stock options, and restricted stock awards. Options granted under the Plan to employees continue to vest until the last day of employment and generally vest over three years and expire 10 years from the date of grant. Employees generally forfeit their rights to exercise vested options after 12 months following their termination of employment. During the year ended December 31, 2018, all of the Company’s stock options with early exercise provisions became fully vested, thus, as of December 31 2018 and 2019 and September 30, 2020, there were no stock options subject to a repurchase right as a result of having been exercised prior to becoming fully vested.

The exercise price for options granted under the Plan must generally be equal to at least 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors. The exercise price of an incentive stock option granted under the Plan to a ten percent stockholder must be at least equal to 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors.

The Company’s stock options were fully vested as of December 31, 2019, thus, did record any stock-based compensation for the nine months ended September 30, 2020. For the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2019, stock-based compensation expense included in the statements of operations is as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019
			(unaudited)
R&D	$152	$143	$108
Selling, general and administrative	110	97	74

Total	$262	$240	$182

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

7. STOCK-BASED COMPENSATION (continued)

The following table summarizes options activity under the Plan:

	Shares Available for Grant	Outstanding Options	Options Outstanding Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2018	187,969	1,045,000	$1.32	9.0

Balance, December 31, 2018	187,969	1,045,000	$1.32	8.0

Balance, December 31, 2019	187,969	1,045,000	$1.32	7.0

Balance, September 30, 2020 (unaudited)	187,969	1,045,000	$1.32	7.0

Vested and exercisable to vest at
December 31, 2019		1,045,000	$1.32	7.0

Vested and expected to vest at		1,045,000	$1.32	7.0
December 31, 2019

As of December 31, 2019, all outstanding options are fully vested, thus, there was no unamortized stock-based compensation cost yet to be recognized.

8. INCOME TAXES

The components of loss before income taxes for the years ended December 31, 2018 and 2019 are as follows (in thousands):

	2018	2019
Domestic	$(2,786)	$(1,125)
Foreign	—	—

Total loss before income taxes	$(2,786)	$(1,125)

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

8. INCOME TAXES (continued)

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. The benefit for income taxes for the years ended December 31, 2018 and 2019 consisted of the following (in thousands):

	2018	2019
Federal
Current	$389	$(62)
Deferred	(644)	(327)
State and local
Current	4	32
Deferred	(113)	(192)

Income tax benefit	$(364)	$(549)

As at December 31, 2018 and 2019, the Company’s deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following (in thousands):

	2018	2019
Deferred Tax Assets:
Federal & State NOL Carryforward	$618	$468
Research & Other Credits	109	314
Deferred Revenue	55	473
Stock Based Compensation	161	247

Total Deferred Tax Assets	943	1,502
Valuation allowance	—	—

Net deferred tax assets	943	1,502

Deferred Tax Liabilities:
Fixed assets	(58)	(58)
Deferred state income tax	(24)	(64)

Total gross deferred tax liabilities	(82)	(122)

Net deferred tax assets	$861	$1,380

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on its historical earnings track and forecasted future earnings, the Company believes it is more likely than not that all its deferred tax assets as at December 31, 2018 and December 31, 2019, respectively, will be realized prior to their expiration. Accordingly, a valuation allowance has not been established on the Company’s net deferred tax assets.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

8. INCOME TAXES (continued)

As of December 31, 2018, the Company had federal net operating loss carryforwards of $2,592,000 and $881,000, respectively. As of December 31, 2019, the Company had federal and state net operating loss carryforwards of $1,924,000 and $772,000 respectively. The federal net operating losses will be carried forward indefinitely. Portions of the state net operating loss carryforwards will begin to expire in 2038.

Pursuant to IRC Section 382 and 383, use of the Company’s U.S. federal and state net operating loss and research and development income tax credit carry forwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period. The Company has not completed an analysis under IRC Sections 382 and 383, and therefore net operating loss carry forwards reflected in the deferred tax assets at December 31, 2018 have not been adjusted to reflect Section 382 and 383 limitations. If a change in ownership were to have occurred, additional net operating loss and tax credit carry forwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance.

As of December 31, 2018 and 2019, the Company had federal credits of approximately $87,000 and $217,000, respectively, which will begin to expire in 2038. State research credits as of December 31, 2018 and 2019 of approximately $22,000 and $97,000, respectively, have no expiration date. These tax credits are subject to the same ownership change limitations.

On December 22, 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35 percent to 21 percent for tax years beginning after December 31, 2017. As the Company’s opening deferred tax balances were calculated as at January 1, 2018, no remeasuring of deferred tax assets and/or liabilities to reflect the reduction in corporate income tax rate was required.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (2017 Tax Act). Corporate taxpayers may carryback net operating losses (NOLs) originating during 2018 through 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The CARES Act also eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the 2017 Tax Act) for tax years beginning January 1, 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the 2017 Tax Act.

In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and 100% bonus depreciation. The enactment of the CARES Act will not be applicable to the Company until 2020 and is expected to have a material impact on the Company’s ability to utilize its federal net operating loss carryforwards and tax credit carryforwards due to the five-year carryback rule, among other matters. The Company is also evaluating other impacts the CARES Act will have on its financial statements.

TRIANNI, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019 AND SEPTEMBER 30, 2020

(INFORMATION AS OF SEPTEMBER 30, 2019 AND 2020 AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2020 IS UNAUDITED)

8. INCOME TAXES (continued)

The Company files income tax returns in the US federal jurisdiction as well as various state jurisdictions. The Company’s federal income tax returns from 2017 are open to audit by the Internal Revenue Service. Under IRC 38(c), the Company is limited in the utilization of its Federal Research and Development Tax Credit in the year. The Company has therefore utilized the Federal Research and Development Tax Credit against 75% of its net taxable income that exceeds $25,000 in the year.

9. RELATED PARTY TRANSACTIONS

Licensing Agreement

On April 2, 2015, the Company entered into a license agreement with respect to the Trianni Platform with Austrianni GmbH (“Austrianni”), a biotechnology company founded in 2015 to develop novel antibody-based therapeutics for the prevention and treatment of multidrug-resistant tuberculosis. In exchange for the license, Austrianni issued shares of capital stock to the Company representing approximately 10% of Austrianni total share capital on a fully diluted basis. The Company also made cash payments of approximately $7,000 for capital stock in Austrianni. In addition, the Company’s CEO is also the Chief Science Office of Austrianni. Under the license agreement, the Company granted Austrianni a world-wide, non-exclusive, fully paid, royalty-free, perpetual license to use the Trianni Platform to discover, develop and commercialize therapeutic and diagnostic antibody-based products and services. The Company accounted for the 10% capital stock interest in Austrianni using the carryover basis, which was $0 for the non-exclusive license and approximately $7,000 in cash that is recorded within other assets in the accompanying balance sheets. In March 2020, the Company entered into two license and validation agreements with this related party involving the Company’s next generation mice. Upon validation of the next generation mice the Company will receive an annual license fee of $50,000 per next generation mouse agreement as well as future pre-clinical milestone payments upon advancement of the respective milestone as defined in the agreement.

10. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution plan which includes an employee deferral feature under IRC Section 401(k) and a discretionary employer profit sharing component. All employees are eligible to participate. There is no minimum age or service requirements. Under the 401(k) plan, the Company matches 100% of the employee elective deferral up to 4% of eligible compensation. The Company did not make a matching contribution during the year ended December 31, 2018. During the year ended December 31, 2019, the Company made 401(k) safe harbor matching contributions approximating $22,000. All employer contributions are immediately vested.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 26, 2020, which is the date the financial statements were available to be issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the estimated underwriting discounts and commissions, to be paid by us in connection with the sale of common shares being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market initial listing fee.

Amount Paid or to Be Paid
SEC registration fee		$21,820
FINRA filing fee		30,500
Nasdaq Global Market initial listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

We are governed by the Business Corporations Act (British Columbia), or BCBCA. Under the BCBCA, and our new articles that will be in effect upon the closing of this offering, we may (or must, in the case of our articles) indemnify all eligible parties against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party,” in relation to the Company, means an individual who

•	is or was a director or officer of the Company;

•	is or was a director or officer of another corporation

•	at a time when the corporation is or was an affiliate of the Company, or

•	at the request of the Company; or

•

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and includes the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

•	is or may be joined as a party, or

•	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

•

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its articles;

•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

•	indemnify the eligible party in respect of the proceeding; or

•	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•	order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•	order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;

•	order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

•	make any other order the court considers appropriate.

The BCBCA and our articles that will be in effect upon the closing of this offering authorize us to purchase and maintain insurance for the benefit of an eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company, a current or former affiliate of the Company or a corporation, partnership, trust, joint venture or other unincorporated entity at the request of the Company.

In addition, we have entered, or will enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the BCBCA and our articles.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding our common shares and our preferred shares issued, warrants issued and share options granted, by us within the past three years that were not registered under the Securities Act. Included is the consideration, if any, we received for such shares and options.

•

In March 2018, we sold an aggregate of 801,634 common shares at a purchase price of CAD $4.275 per share ($3.258 per share) for an aggregate purchase price of approximately CAD $3.4 million ($2.6 million).

•	In August 2018, we sold an aggregate of 2,105,264 convertible preferred shares at a purchase price of $3.66 for an aggregate purchase price of approximately $7.7 million.

•	In March 2020, we sold an aggregate of 6,017,784 convertible preferred shares at a purchase price of $12.4631 per share for an aggregate amount of approximately $75.0 million.

•

In October 2020, we issued the convertible notes in the aggregate amount of approximately $90.0 million. In connection with the completion of this offering, the principal amount of the convertible notes and accrued interest thereon will convert into                 shares, assuming an initial public offering price of $         per share, the midpoint of the range set forth on the cover of the prospectus to which this registration statement relates.

•

We granted options to purchase an aggregate of 3,570,968 common shares with a weighted-average exercise price of $10.51 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons.

•

We issued and sold an aggregate of 499,987 common shares with a weighted-average purchase price of $2.19 per share to employees, directors and consultants for aggregate proceeds to us of approximately $1,096,592 million upon the exercise of stock options.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit number	Exhibit table

1.1*	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger among the Registrant, AbCellera US Holdings Inc., Mickey Merger Inc., Trianni, Inc. and Fortis Advisors LLC, dated November 1, 2020

3.1*	Notice of Articles of the Registrant as currently in effect

3.2	Articles of the Registrant as currently in effect

3.3*	Form of Articles of the Registrant to be effective following the completion of this offering

4.1	Amended and Restated Investors Rights Agreement among the Registrant and certain of its shareholders, dated March 23, 2020

4.2*	Form of Specimen Common Share Certificate

5.1*	Opinion of Blake, Cassels & Graydon LLP

10.1	Lease between 0775021 BC Ltd. and the Registrant dated June 2, 2017, as amended

10.2†	Research Collaboration and License Agreement between the Registrant and Eli Lilly and Company, dated March 11, 2020

10.3†	Patent License Agreement between the U.S. Department of Health and Human Services, as represented by National Institute of Allergy and Infectious Diseases and the Registrant, dated May 4, 2020

10.4†	License Agreement between the Board of Trustees of the Leland Stanford Junior University and Lineage Biosciences Inc., dated February 11, 2015

10.5†	Amendment No. 1 to License Agreement between the Board of Trustees of the Leland Stanford Junior University and Lineage Biosciences Inc., dated March 22, 2017

10.6†	License Agreement between the University of British Columbia and the Registrant dated December 16, 2013

10.7†	Strategic Innovation Fund Agreement between the Registrant and her Majesty the Queen in right of Canada as represented by the Minister of Industry, dated April 11, 2020

10.8*#	Employment Agreement between the Registrant and Carl L. G. Hansen, Ph.D., dated August 1, 2019, as amended

10.9*#	Employment Agreement between the Registrant and Andrew Booth, dated April 12, 2019

10.10*#	Employment Agreement between the Registrant and Tryn Stimart, dated July 10, 2019

10.11*#	Employment Agreement between the Registrant and Véronique Lecault, Ph.D., dated January 1, 2019

10.12*#	Sixth Amended and Restated Stock Option Plan, and form of award agreement thereunder

10.13*#	2020 Share Option and Incentive Plan, and forms of award agreements thereunder

10.14*#	Senior Executive Cash Incentive Bonus Plan

10.15*#	2020 Employee Share Purchase Plan

10.16*#	Form of Officer Indemnification Agreement

10.17*#	Form of Director Indemnification Agreement

21.1	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Armanino LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Blake, Cassels & Graydon LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page to this registration statement)

99.1	Consent of Director Nominee

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rules 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AbCellera Biologics Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on the 20th day of November, 2020.

ABCELLERA BIOLOGICS INC.

By:	/s/ Carl L. G. Hansen
Carl L. G. Hansen, Ph.D.
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl L. G. Hansen, Ph.D. and Andrew Booth, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Carl L. G. Hansen Carl L. G. Hansen, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	November 20, 2020

/s/ Andrew Booth Andrew Booth	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 20, 2020

/s/ Véronique Lecault Véronique Lecault, Ph.D.	Chief Operating Officer and Director	November 20, 2020

/s/ Michael Hayden Michael Hayden, Ph.D.	Director	November 20, 2020

/s/ John S. Montalbano John S. Montalbano	Director	November 20, 2020

/s/ Peter Thiel Peter Thiel	Director	November 20, 2020

/s/ Tryn Stimart Tryn Stimart	Authorized Representative in the United States	November 20, 2020